As filed with the Securities and Exchange Commission on January 29, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

1933 Act File No. 333-185191

Form N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO.

☒ POST-EFFECTIVE AMENDMENT NO. 5

GLADSTONE CAPITAL CORPORATION

(Exact name of registrant as specified in charter)

1521 WESTBRANCH DRIVE, SUITE 100

MCLEAN, VA 22102

(Address of principal executive offices)

Registrant’s telephone number, including area code: (703) 287-5800

DAVID GLADSTONE

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

GLADSTONE CAPITAL CORPORATION

1521 WESTBRANCH DRIVE, SUITE 100

MCLEAN, VIRGINIA 22102

(Name and address of agent for service)

COPIES TO:

Lori B. Morgan

Bass, Berry & Sims PLC

150 Third Avenue South

Suite 2800

Nashville, TN 37201

(615) 742-6200

(615) 742-6293 (Facsimile)

Approximate date of proposed public offering: From time to time after the effective date of this registration statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):

☒  When declared effective pursuant to Section 8(c).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 29, 2015

PROSPECTUS

$300,000,000

COMMON STOCK

PREFERRED STOCK

SUBSCRIPTION RIGHTS

WARRANTS

DEBT SECURITIES

We may offer, from time to time, up to $300,000,000 aggregate initial offering price of our common stock, $0.001 par value per share, preferred stock, $0.001 par value per share, subscription rights, warrants representing rights to purchase shares of our common stock, or debt securities, or concurrent, separate offerings of these securities, which we refer to in this prospectus collectively as our Securities, in one or more offerings. The Securities may be offered at prices and on terms to be disclosed in one or more supplements to this prospectus. In the case of our common stock and warrants or rights to acquire such common stock hereunder, the offering price per share of our common stock by us, less any underwriting commissions or discounts, will not be less than the net asset value per share of our common stock at the time of the offering except (i) in connection with a rights offering to our existing common stockholders, (ii) with the consent of the holders of the majority of our outstanding stock, or (iii) under such other circumstances as the U.S. Securities and Exchange Commission (“SEC”) may permit. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our Securities.

We operate as a closed-end, non-diversified management investment company and have elected to be treated as a business development company under the Investment Company Act of 1940, as amended. For federal income tax purposes, we have elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. Our investment objectives are to: (1) achieve and grow current income by investing in debt securities of established businesses that we believe will provide stable earnings and cash flow to pay expenses, make principal and interest payments on our outstanding indebtedness and make distributions to stockholders that grow over time; and (2) provide our stockholders with long-term capital appreciation in the value of our assets by investing in equity securities of established businesses that we believe can grow over time to permit us to sell our equity investments for capital gains.

Our Securities may be offered directly to one or more purchasers, including existing stockholders in a rights offering, through agents designated from time to time by us, to or through underwriters or dealers, “at the market” to or through a market maker into an existing trading market or otherwise directly to one or more purchasers or through agents or through a combination of methods of sale. The prospectus supplement relating to the offering will identify any agents or underwriters involved in the sale of our Securities, and will disclose any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our Securities through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of such Securities. Our common stock is traded on The NASDAQ Global Select Market (“NASDAQ”) under the symbol “GLAD.” As of January 28, 2015, the last reported sales price for our common stock was $7.43. Our 6.75% Series 2021 Term Preferred Stock, or our Series 2021 Term Preferred Stock, is also traded on the NASDAQ under the symbol “GLADO.” As of January 28, 2015, the last reported sales price for our Series 2021 Term Preferred Stock was $25.51.

Please read this prospectus and the accompanying prospectus supplement, if any, before investing, and keep it for future reference. It concisely sets forth important information about us that a prospective investor ought to know before investing in our securities. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission. This information is available free of charge by contacting us at 1521 Westbranch Drive, Suite 100, McLean, Virginia 22102, or by calling us collect at (703) 287-5800 or on our website at www.gladstonecapital.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. The Securities and Exchange Commission also maintains a website at www.sec.gov that contains such information. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The securities in which we invest generally would be rated below investment grade if they were rated by rating agencies. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and are illiquid.

An investment in our Securities involves certain risks, including, among other things, risks relating to investments in securities of small, private and developing businesses. We describe some of these risks in the section entitled “Risk Factors,” which begins on page 9. Common shares of closed-end investment companies frequently trade at a discount to their net asset value and this may increase the risk of loss to purchasers of our Securities. You should carefully consider these risks together with all of the other information contained in this prospectus and any prospectus supplement before making a decision to purchase our Securities.

The SEC has not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement as if we had authorized it. This prospectus and any prospectus supplement do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus and any prospectus supplement is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates.

This prospectus is part of a registration statement that we have filed with the SEC using the “shelf” registration process. Under the shelf registration process, we may offer, from time to time, up to $300,000,000 of our Securities on terms to be determined at the time of the offering. This prospectus provides you with a general description of the Securities that we may offer. Each time we use this prospectus to offer Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. To the extent required by law, we will amend or supplement the information contained in this prospectus and any accompanying prospectus supplement to reflect any material changes to such information subsequent to the date of the prospectus and any accompanying prospectus supplement and prior to the completion of any offering pursuant to the prospectus and any accompanying prospectus supplement. Please carefully read this prospectus and any accompanying prospectus supplement together with the additional information described under “Additional Information” and “Risk Factors” before you make an investment decision.

PROSPECTUS SUMMARY

The following summary highlights some of the information in this prospectus. It is not complete and may not contain all the information that you may want to consider. You should read the entire prospectus and any prospectus supplement carefully, including the section entitled “Risk Factors.” Except where the context suggests otherwise, the terms “we,” “us,” “our,” the “Company” and “Gladstone Capital” refer to Gladstone Capital Corporation; “Adviser” refers to Gladstone Management Corporation; “Administrator” refers to Gladstone Administration, LLC; “Gladstone Commercial” refers to Gladstone Commercial Corporation; “Gladstone Investment” refers to Gladstone Investment Corporation; “Gladstone Land” refers to Gladstone Land Corporation; “Gladstone Securities” refers to Gladstone Securities, LLC; and “Gladstone Companies” refers to the Adviser and its affiliated companies.

General

We were incorporated under the General Corporation Laws of the State of Maryland on May 30, 2001 and completed our initial public offering on August 24, 2001. We are externally managed and operate as a closed-end, non-diversified management investment company and have elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). For federal income tax purposes, we have elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). We currently continue to qualify as a RIC for federal income tax purposes and obtain favorable RIC tax treatment by meeting certain requirements, including minimum distribution requirements. We were established for the purpose of investing in debt and equity securities of established private businesses operating in the United States (“U.S.”).

Gladstone Financial Corporation (“Gladstone Financial”), a wholly-owned subsidiary of ours, was established on November 21, 2006, for the purpose of holding a license to operate as a Specialized Small Business Investment Company. Gladstone Financial (previously known as Gladstone SSBIC Corporation) acquired this license in February 2007. The license enables us, through this subsidiary, to make investments in accordance with the United States Small Business Administration guidelines for specialized small business investment companies. As of September 30, 2014 and 2013, we held no investments in portfolio companies through Gladstone Financial.

Our Investment Objectives and Strategy

We were established for the purpose of investing in debt and equity securities of established private businesses operating in the United States (“U.S.”). Our investment objectives are to: (1) achieve and grow current income by investing in debt securities of established businesses that we believe will provide stable earnings and cash flow to pay expenses, make principal and interest payments on our outstanding indebtedness and make distributions to stockholders that grow over time; and (2) provide our stockholders with long-term capital appreciation in the value of our assets by investing in equity securities of established businesses that we believe can grow over time to permit us to sell our equity investments for capital gains. To achieve our objectives, our investment strategy is to invest in several categories of debt and equity securities, with each investment generally ranging from $5 million to $25 million, although investment size may vary, depending upon our total assets or available capital at the time of investment. We lend to borrowers that need funds for growth capital, to finance acquisitions, or to recapitalize or refinance their existing debt facilities. We seek to avoid investing in high-risk, early-stage enterprises. Our targeted portfolio companies are generally considered too small for the larger capital marketplace. We expect that our investment portfolio over time will consist of approximately 95.0% in debt investments and 5.0% in equity investments, at cost. As of September 30, 2014, our investment portfolio was made up of approximately 91.6% in debt investments and 8.4% in equity investments, at cost.

We invest by ourselves or jointly with other funds and/or management of the portfolio company, depending on the opportunity. If we are participating in an investment with one or more co-investors, our investment is likely to be smaller than if we were investing alone.

In July 2012, the Securities and Exchange Commission (“SEC”) granted us an exemptive order that expands our ability to co-invest with certain of our affiliates under certain circumstances and any future business development company or closed-end management investment company that is advised (or sub-advised if it controls the fund) by our external investment adviser, or any combination of the foregoing, subject to the conditions in the SEC’s order. We believe this ability to co-invest will continue to enhance our ability to further our investment objectives and strategies.

                  In general, our investments in debt securities have a term of no more than seven years, accrue interest at variable rates (based on the one month London Interbank Offered Rate (“LIBOR”)) and, to a lesser extent, at fixed rates. We seek debt instruments that pay interest monthly or, at a minimum, quarterly, and which may include a yield enhancement, such as a success fee or deferred interest provision and are primarily interest only with all principal and any accrued but unpaid interest due at maturity. Generally, success fees accrue at a set rate and are contractually due upon a change of control of the business. Some debt securities have deferred interest whereby some portion of the interest payment is added to the principal balance so that the interest is paid, together with the principal, at maturity. This form of deferred interest is often called paid-in-kind (“PIK”) interest. Typically, our equity investments take the form of preferred or common stock, limited liability company interests, or warrants or options to purchase the foregoing. Often, these equity investments occur in connection with our original investment, recapitalizing a business, or refinancing existing debt.

As of September 30, 2014, our portfolio consisted of loans to 45 companies located in 20 states in 17 different industries with an aggregate fair value of $281.3 million. Since our initial public offering in 2001 through September 30, 2014, we have invested in over 185 different companies, while making over 140 consecutive monthly or quarterly distributions to common stockholders totaling approximately $239.1 million or $15.25 per share. We expect that our investment portfolio will primarily include the following four categories of investments in private U.S. companies:

•

Senior Debt Securities: We seek to invest a portion of our assets in senior debt securities also known as senior loans, senior term loans, lines of credit and senior notes. Using its assets as collateral, the borrower typically uses senior debt to cover a substantial portion of the funding needs of its business. The senior debt security usually takes the form of first priority liens on all, or substantially all, of the assets of the business. Senior debt securities may include investments sourced from the syndicated loan market.

•

Senior Subordinated Debt Securities: We seek to invest a portion of our assets in senior subordinated debt securities, also known as senior subordinated loans and senior subordinated notes. These senior subordinated debts rank junior to the borrowers’ senior debt and may be secured by a first priority lien on a portion of the assets of the business and may be designated as second lien notes (including our participation and investment in syndicated second lien loans). Additionally, we may receive other yield enhancements, such as success fees, in connection with these senior subordinated debt securities.

•

Junior Subordinated Debt Securities: We seek to invest a portion of our assets in junior subordinated debt securities, also known as subordinated loans, subordinated notes and mezzanine loans. These junior subordinated debts may be secured by certain assets of the borrower or unsecured loans. Additionally, we may receive other yield enhancements in addition to or in lieu of success fees, such as warrants to buy common and preferred stock or limited liability interests in connection with these junior subordinated debt securities.

•

Preferred and Common Equity/Equivalents: In some cases we will purchase equity securities which consist of preferred and common equity or limited liability company interests, or warrants or options to acquire such securities, and are in combination with our debt investment in a business. Additionally, we may receive equity investments derived from restructurings on some of our existing debt investments. In some cases, we will own a significant portion of the equity and in other cases we may have voting control of the businesses in which we invest.

Additionally, pursuant to the 1940 Act, we must maintain at least 70.0% of our total assets in qualifying assets, which generally include each of the investment types listed above. Therefore, the 1940 Act permits us to invest up to 30.0% of our assets in other non-qualifying assets. See “Regulation as a BDC — Qualifying Assets” for a discussion of the types of qualifying assets in which we are permitted to invest pursuant to Section 55(a) of the 1940 Act.

Because the majority of the loans in our portfolio consist of term debt in private companies that typically cannot or will not expend the resources to have their debt securities rated by a credit rating agency, we expect that most, if not all, of the debt securities we acquire will be unrated. Investors should assume that these loans would be rated below what is today considered “investment grade” quality. Investments rated below investment grade are often referred to as high yield securities or junk bonds and may be considered higher risk, as compared to investment-grade debt instruments. In addition, many of the debt securities we hold typically do not amortize prior to maturity.

Our Investment Adviser and Administrator

Gladstone Management Corporation (the “Adviser”) is our affiliated investment adviser and a privately-held company led by a management team that has extensive experience in our lines of business. Another of our and the Adviser’s affiliates, a privately-held company, Gladstone Administration, LLC (the “Administrator”), employs, among others, our chief financial officer, treasurer, chief compliance officer, internal legal counsel and secretary and their respective staffs. Excluding our chief financial officer and treasurer, all of our executive officers serve as directors or executive officers, or both, of the following of our affiliates: Gladstone Commercial Corporation (“Gladstone Commercial”), a publicly traded real estate investment trust; Gladstone Investment Corporation (“Gladstone Investment”), a publicly traded BDC and RIC; Gladstone Land Corporation (“Gladstone Land”), a publicly traded real estate company that invests in farmland and farm related property; the Adviser; and the Administrator. Our treasurer is also the chief financial officer and treasurer of Gladstone Investment and our chief financial officer is also chief accounting officer of the Adviser. David Gladstone, our chairman and chief executive officer, also serves on the board of managers of our affiliate, Gladstone Securities, LLC (“Gladstone Securities”), a privately-held broker-dealer registered with the Financial Industry Regulatory Authority (“FINRA”) and insured by the Securities Investor Protection Corporation.

The Adviser and Administrator also provide investment advisory and administrative services, respectively, to our affiliates, including, but not limited to: Gladstone Commercial; Gladstone Investment; and Gladstone Land. In the future, the Adviser and Administrator may provide investment advisory and administrative services, respectively, to other funds and companies, both public and private.

We have been externally managed by the Adviser pursuant to an investment advisory and management agreement since October 1, 2004. The investment advisory and management agreement originally included administrative services; however, it was amended and restated on October 1, 2006 and at that time we entered into an administration agreement with the Administrator to provide such services. The Adviser was organized as a corporation under the laws of the State of Delaware on July 2, 2002, and is a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Administrator was organized as a limited liability company under the laws of the State of Delaware on March 18, 2005. The Adviser and Administrator are headquartered in McLean, Virginia, a suburb of Washington, D.C. The Adviser also has offices in several other states.

THE OFFERING

We may offer, from time to time, up to $300,000,000 of our Securities, on terms to be determined at the time of the offering. Our Securities may be offered at prices and on terms to be disclosed in one or more prospectus supplements. In the case of an offering of our common stock and warrants or rights to acquire such common stock hereunder in any offering, the offering price per share, exclusive of any underwriting commission or discount, will not be less than the net asset value (“NAV”) per share of our common stock at the time of the offering except (i) in connection with a rights offering to our existing stockholders, (ii) with the consent of the majority of our common stockholders, or (iii) under such other circumstances as the SEC may permit. If we were to sell shares of our common stock below our then current NAV per share, such sales would result in an immediate dilution to the NAV per share. This dilution would occur as a result of the sale of shares at a price below the then current NAV per share of our common stock and a proportionately greater decrease in a stockholder’s interest in our earnings and assets and voting interest in us than the increase in our assets resulting from such issuance.

Our Securities may be offered directly to one or more purchasers, including existing stockholders in a rights offering, by us or through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will disclose the terms of the offering, including the name or names of any agents or underwriters involved in the sale of our Securities by us, the purchase price, and any fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our Securities through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of our Securities.

Set forth below is additional information regarding the offering of our Securities:

Common Stock Trading Symbol (NASDAQ)	GLAD

6.75% Series 2021 Term Preferred Stock Trading Symbol (NASDAQ)	GLADO

Use of Proceeds	Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from the sale of our Securities first to pay down existing short-term debt, then to make investments in small and mid-sized companies in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. See “Use of Proceeds.”

Dividends and Distributions	We have paid monthly distributions to the holders of our common stock since October 2003 (and prior to that quarterly distributions since January 2002) and generally intend to continue to do so. In May 2014 we issued, and in June 2014 we made our first distribution on our Series 2021 Term Preferred Stock and have made monthly distributions thereafter. The amount of monthly distributions on our capital stock is generally determined by our Board of Directors on a quarterly basis and is based on management’s estimate of the fiscal year’s taxable income. See “Price Range of Common Stock and Distributions.” Because our distributions to common stockholders are based on estimates of taxable income that may differ from actual results, future distributions payable to our common stockholders may also include, and past distributions have included, a return of capital. Such return of capital distributions may increase an investor’s tax liability for capital gains upon the sale of our shares by reducing the investor’s tax basis for such shares. See “Risk Factors – Distributions to our stockholders have included and may in the future include a return of capital.” Certain additional amounts may be deemed as distributed to common stockholders for income tax purposes and may also constitute a return of capital. Other types of securities we might offer will likely pay distributions in accordance with their terms.

Taxation	We intend to continue to elect to be treated for federal income tax purposes as a RIC. So long as we continue to qualify, we generally will pay no corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders. To maintain our RIC status, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90.0% of our taxable ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of assets legally available for distribution. See “Material U.S. Federal Income Tax Considerations.”

Trading at a Discount	Common shares of closed-end investment companies frequently trade at a discount to their NAV. The possibility that our common shares may trade at a discount to our NAV is separate and distinct from the risk that our NAV per common share may decline. We cannot predict whether our common shares will trade above, at or below NAV, although during the past three years, our common stock has often traded, and at times significantly, below NAV.

Certain Anti-Takeover Provisions	Our Board of Directors is divided into three classes of directors serving staggered three-year terms. This structure is intended to provide us with a greater likelihood of continuity of management, which may be necessary for us to realize the full value of our investments. A staggered board of directors also may serve to deter hostile takeovers or proxy contests, as may certain provisions of Maryland law and other measures we have adopted. See “Certain Provisions of Maryland Law and of Our Articles of Incorporation and Bylaws.”

Dividend Reinvestment Plan	We have a dividend reinvestment plan for our common stockholders. This is an “opt in” dividend reinvestment plan, meaning that common stockholders may elect to have their cash distributions automatically reinvested in additional shares. Common Stockholders who do not so elect will receive their distributions in cash. Common Stockholders who receive distributions in the form of stock will be subject to the same federal, state and local tax consequences as stockholders who elect to receive their distributions in cash. See “Dividend Reinvestment Plan.” There is no dividend reinvestment plan for our Series 2021 Term Preferred Stock.

Management Arrangements	Gladstone Management Corporation serves as the investment adviser, and Gladstone Administration, LLC serves as the Administrator. For a description of the Adviser, the Administrator, the Gladstone Companies and the contractual arrangements with these companies, see “Management — Certain Transactions — Investment Advisory and Management Agreement,” “Management — Certain Transactions — Administration Agreement” and “Management — Certain Transactions — Loan Servicing Agreement.”

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or “Gladstone Capital,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Gladstone Capital. The following annualized percentages were calculated based on actual expenses incurred in the quarter ended September 30, 2014 and average net assets for the quarter ended September 30, 2014.

Stockholder Transaction Expenses:
Sales load or other commission (as a percentage of offering price)(1)	—%
Offering expenses (as a percentage of offering price)(1)	—%
Dividend reinvestment plan expenses(2)	None
Total stockholder transaction expenses (1)	—%
Annual expenses (as a percentage of net assets attributable to common stock)(3):
Management fees(4)	3.03%
Loan servicing fees(5)	1.84%
Incentive fees payable under investment advisory and management agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income)(6)	0.57%
Interest payments on borrowed funds(7)	1.79%

Dividend expense on mandatorily redeemable preferred stock (8)	2.35%
Other expenses(9)	1.57%
Total annual expenses(9)	11.15%

(1)	The amounts set forth in the table above do not reflect the impact of any sales load, sales commission or other offering expenses borne by Gladstone Capital and its stockholders. The prospectus supplement relating to an offering of securities pursuant to this prospectus will disclose the estimated offering price and the estimated offering expenses and total stockholder transaction expenses borne by Gladstone Capital and its stockholders as a percentage of the offering price. In the event that securities to which this prospectus relates are sold to or through underwriters, the prospectus supplement will also disclose the applicable sales load.

(2)	The expenses of the reinvestment plan are included in stock record expenses, a component of “other expenses.” The participants in the dividend reinvestment plan will bear a pro rata share of brokerage commissions incurred with respect to open market purchases, if any. See “Dividend Reinvestment Plan” for information on the dividend reinvestment plan.
(3)	The numbers presented in this table are gross of credits to any fees.
(4)	Our annual base management fee is 2.0% (0.5% quarterly) of our average gross assets, which are defined as total assets of Gladstone Capital, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings. In accordance with the requirements of the SEC, the table above shows Gladstone Capital’s management fee as a percentage of average net assets attributable to common shareholders. For purposes of the table, the gross base management fee has been converted to 3.03% of the average net assets as of September 30, 2014 by dividing the total dollar amount of the management fee by Gladstone Capital’s average net assets. Under the advisory agreement, the Adviser has provided and continues to provide managerial assistance to our portfolio companies. It may also provide services other than managerial assistance to our portfolio companies and receive fees therefor. Such services may include, but are not limited to: (i) assistance obtaining, sourcing or structuring credit facilities, long term loans or additional equity from unaffiliated third parties; (ii) negotiating important contractual financial relationships; (iii) consulting services regarding restructuring of the portfolio company and financial modeling as it relates to raising additional debt and equity capital from unaffiliated third parties; and (iv) primary role in interviewing, vetting and negotiating employment contracts with candidates in connection with adding and retaining key portfolio company management team members. At the end of each quarter, 100.0% of these fees are voluntarily credited against the base management fee that we would otherwise be required to pay to the Adviser; however, a small percentage of certain of such fees, primarily for valuation of the portfolio company, is retained by the Adviser in the form of reimbursement at cost for certain tasks completed by personnel of the Adviser. For the quarter ended September 30, 2014, $0.1 million, or 3.0% of total net annual expenses, of these fees were voluntarily credited against the base management fee.
(5)	In addition, the Adviser services, administers and collects on the loans held by Gladstone Business Loan, LLC (“Business Loan”), in return for which the Adviser receives a 2.0% annual loan servicing fee payable monthly by Business Loan based on the monthly aggregate balance of loans held by Business Loan in accordance with our credit facility. For the three months ended September 30, 2014, the total loan servicing fees were $0.9 million. The entire loan servicing fee paid to the Adviser by Business Loan is voluntarily credited against the base management fee otherwise payable to the Adviser since Business Loan is a consolidated subsidiary of the Company, and overall, the base management fee (including any loan servicing fee) cannot exceed 2% of total assets (as reduced by cash and cash equivalents pledged to creditors) during any given fiscal year pursuant to the Advisory Agreement. For the three months ended September 30, 2014, the Adviser voluntarily agreed to waive the annual base management fee of 2.0% to 0.5% for those senior syndicated loan participations to the extent that proceeds resulting from borrowings were used to purchase such senior syndicated loan participations. For the three months ended September 30, 2014, $29,530, or 0.7% of total net annual expenses, of these fees were voluntarily credited against the base management fee. After all voluntary credits described above that are applied against the base management fee, the total annual expenses after fee waivers would be 8.98% for the quarter ended September 30, 2014. See “Management—Certain Transactions—Investment Advisory and Management Agreement” and footnote 6 below.
(6)	The incentive fee consists of two parts: an income-based fee and a capital gains-based fee. The income-based fee is payable quarterly in arrears, and equals 20.0% of the excess, if any, of our pre-incentive fee net investment income that exceeds a 1.75% quarterly (7.0% annualized) hurdle rate of our net assets, subject to a “catch-up” provision measured as of the end of each calendar quarter. The “catch-up” provision requires us to pay 100.0% of our pre-incentive fee net investment income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 125.0% of the quarterly hurdle rate (or 2.1875%) in any calendar quarter (8.75% annualized). The catch-up provision is meant to provide the Adviser with 20.0% of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 125.0% of the quarterly hurdle rate in any calendar quarter (8.75% annualized). The income-based incentive fee is computed and paid on income that may include interest that is accrued but not yet received in cash. Our pre-incentive fee net investment income used to calculate this part of the income-based incentive fee is also included in the amount of our gross assets used to calculate the 2.0% base management fee (see footnote 3 above). The capital gains-based incentive fee equals 20.0% of our net realized capital gains since our inception, if any, computed net of all realized capital losses and unrealized capital depreciation since our inception, less any prior payments, and is payable at the end of each fiscal year. We have not recorded any capital gains-based incentive fee from our inception through September 30, 2014.

From time to time, the Adviser has voluntarily agreed to waive a portion of the incentive fees, to the extent net investment income did not cover 100.0% of the distributions to common stockholders during the period. For the quarter ended September 30, 2014, the incentive fee waiver was $0.7 million. There can be no guarantee that the Adviser will continue to waive any portion of the fees under the Advisory Agreement in the future.

Examples of how the incentive fee would be calculated are as follows:

•	Assuming pre-incentive fee net investment income of 0.55%, there would be no income-based incentive fee because such income would not exceed the hurdle rate of 1.75%.

•	Assuming pre-incentive fee net investment income of 2.00%, the income-based incentive fee would be as follows:

= 100% × (2.00% - 1.75%)

= 0.25%

•	Assuming pre-incentive fee net investment income of 2.30%, the income-based incentive fee would be as follows:

= (100% × (“catch-up”: 2.1875% - 1.75%)) + (20% × (2.30% - 2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46%

•	Assuming net realized capital gains of 6% and realized capital losses and unrealized capital depreciation of 1%, the capital gains-based incentive fee would be as follows:

= 20% × (6% - 1%)

= 20% × 5%

= 1%

For a more detailed discussion of the calculation of the two-part incentive fee, see “Management — Certain Transactions — Investment Advisory and Management Agreement.”

(7)	Includes deferred financing costs. On April 26, 2013, we extended the maturity date of our credit facility to January 19, 2016, under which our borrowing capacity is $137.0 million. In addition, on January 29, 2013, we removed the LIBOR minimum of 1.50% on advances under our credit facility. We have drawn down on this credit facility and we expect to borrow additional funds in the future up to an amount so that our asset coverage, as defined in the 1940 Act, is at least 200.0% after each issuance of our senior securities. Assuming that we borrowed $137.0 million at an interest rate of 4.00% plus an additional fee related to borrowings of 0.63%, for an aggregate rate of 4.63%, interest payments and amortization of deferred financing costs on borrowed funds would have been 3.33% of our average net assets for the quarter ended September 30, 2014.
(8)	In May 2014, we completed a public offering of 6.75% Series 2021 Term Preferred Stock, par value $0.001 per share, at a public offering price of $25.00 per share. In the offering, we issued approximately 2.4 million shares of 6.75% Series 2021 Term Preferred Stock. Dividend expense includes the amounts paid to preferred stockholders during the three months ended September 30, 2014. Also included in this line item is the amortization of the offering costs related to our term preferred stock offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Equity – Series 2021 Term Preferred Stock” for additional information.
(9)	Includes our overhead expenses, including payments under the administration agreement based on our projected allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement. See “Management — Certain Transactions — Administration Agreement.”

Examples

The following examples demonstrate the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our Securities. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above. The amounts set forth below do not reflect the impact of sales load or offering expenses to be borne by Gladstone Capital or its stockholders. In the prospectus supplement relating to an offering of securities pursuant to this prospectus, the examples below will be restated to reflect the impact of the estimated offering expenses borne by Gladstone Capital and its stockholders and, in the event that securities to which this prospectus relates are sold to or through underwriters, the impact of the applicable sales load. The examples below and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, incentive fees, if any, and other expenses) may be greater or less than those shown. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment:
assuming a 5% annual return consisting entirely of ordinary income(1)(2)	$132	$364	$559	$925
assuming a 5% annual return consisting entirely of capital gains(2)(3)	$140	$384	$586	$951

(1)	While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Additionally, we have assumed that the entire amount of such 5% annual return would constitute ordinary income as we have not historically realized positive capital gains (computed net of all realized capital losses) on our investments. Because the assumed 5% annual return is significantly below the hurdle rate of 7% (annualized) that we must achieve under the investment advisory and management agreement to trigger the payment of an income-based incentive fee, we have assumed, for purposes of this example, that no income-based incentive fee would be payable if we realized a 5% annual return on our investments.
(2)	While the example assumes reinvestment of all dividends and distributions at NAV, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the average cost of shares of our common stock purchased in the open market in the period beginning on or before the payment date of the distribution and ending when the plan agent has expended for such purchases all of the cash that would have been otherwise payable to participants. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.
(3)	For purposes of this example, we have assumed that the entire amount of such 5% annual return would constitute capital gains.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form N-2 under the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the Securities offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or exhibits and schedules thereto. For further information with respect to our business and our Securities, reference is made to the registration statement, including the amendments, exhibits and schedules thereto.

We also file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Such reports, proxy statements and other information, as well as the registration statement and the amendments, exhibits and schedules thereto, can be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding registrants, including us, that file such information electronically with the SEC. The address of the SEC’s website is http://www.sec.gov. Copies of such material may also be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Our common stock is listed on the NASDAQ and our corporate website is located at www.gladstonecapital.com. The information contained on, or accessible through, our website is not a part of this prospectus.

We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

We also furnish to our stockholders annual reports, which include annual financial information that has been examined and reported on, with an opinion expressed, by our independent registered public accounting firm. See “Experts.”

RISK FACTORS

You should carefully consider the risks described below and all other information provided and incorporated by reference in this prospectus (or any prospectus supplement) before making a decision to purchase our Securities. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or not presently deemed material by us, may also impair our operations and performance.

If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. If that happens, the trading price of our Securities could decline, and you may lose all or part of your investment.

Risks Related to the Economy and Recent Legislation

The failure of U.S. lawmakers to reach an agreement on the national debt ceiling of a budget could have a material adverse effect on our business, financial condition and results of operations.

In February 2014, the U.S. Congress passed legislation to increase the debt ceiling through March 2015. Congress will need to pass additional legislation prior to March 2015 to further increase the debt ceiling in order for the government to continue to make payments to its creditors. In the event U.S. lawmakers fail to reach a viable agreement on the national debt ceiling or a budget, the U.S. could default on its obligations, which could negatively impact the trading market for U.S. government securities. This may, in turn, negatively affect our ability to obtain financing for our investments. As a result, it may materially adversely affect our business, financial condition and results of operations. While the U.S. has begun to see improving financial indicators since the 2008 recession, recent events have created more uncertainty in the U.S. economy and capital markets. Therefore, we remain cautious about a long-term economic recovery.

Over the last several years, the U.S. capital markets have experienced significant price volatility, which have caused market prices of many stocks and debt securities to fluctuate substantially. The recession in general, and the disruptions in the capital markets in particular, have impacted our liquidity options and increased our cost of debt and equity capital. As a result, we do not know if adverse conditions will again intensify, and we are unable to gauge the full extent to which disruptions will continue to affect us. The longer these uncertain conditions persist, the greater the probability that these factors could continue to increase our costs of, and significantly limit our access to, debt and equity capital and, thus, have an adverse effect on our operations and financial results. Many of our portfolio companies and the companies we may invest in prospectively are also susceptible to these unstable economic conditions, which may affect the ability of one or more of our portfolio companies to repay our loans or engage in a liquidity event, such as a sale, recapitalization or initial public offering. These unstable economic conditions could also disproportionately impact some of the industries in which we invest, causing us to be more vulnerable to losses in our portfolio, which could cause the number of non-performing assets to increase and the fair value of our portfolio to decrease. The unstable economic conditions may also decrease the value of collateral securing some of our loans as well as the value of our equity investments, which would decrease our ability to borrow under our revolving line of credit or raise equity capital, thereby further reducing our ability to make new investments.

Even with the short term increase to the debt ceiling, there is still a great deal of volatility in the marketplace. The unstable economic conditions have affected the availability of credit generally. Though we raised preferred equity capital in May 2014, we cannot guarantee that we will be able to raise additional equity capital in the near future. We do not know when market conditions will stabilize, if adverse conditions will intensify or the full extent to which the disruptions will continue to affect us. Also, it is possible that persistent instability of the financial markets could have other unforeseen material effects on our business.

A further downgrade of the U.S. credit rating and the ongoing economic crisis in Europe could negatively impact our liquidity, financial condition and earnings.

Recent U.S. debt ceiling and budget deficit concerns, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. In August 2011, Standard & Poor’s downgraded its long-term sovereign credit rating on the U.S. to AA+ for the first time due to the U.S. Congress’ inability to reach an effective agreement on the national debt ceiling and a budget in a timely manner. The current U.S. debt ceiling and budget deficit concerns have increased the possibility of the credit-rating agencies further downgrading the U.S. credit rating. On October 15, 2013, Fitch Ratings Service placed the U.S. credit rating on negative watch, warning that a failure by the U.S. Government to honor interest or principal payments on U.S. treasury securities would impact its decision on whether to downgrade the U.S. credit rating. Fitch also stated that the manner and duration of an agreement to raise the debt ceiling and resolve the then existing budget impasse, as well as the perceived risk of such events occurring in the future, would weigh on its ratings. On March 21, 2014, Fitch affirmed its AAA long-term and F1+ short-term sovereign credit rating on the U.S. government with a stable outlook. This resolved the negative rating watch that was placed on the ratings on October 15, 2013.

The impact of any further downgrades to the U.S. government’s sovereign credit rating, or its perceived creditworthiness, and deteriorating sovereign debt conditions in Europe, is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. There can be no assurance that governmental or other measures to aid economic recovery will be effective. These developments and the government’s credit concerns in general could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. In addition, the decreased credit rating could create broader financial turmoil and uncertainty, which may weigh heavily on our stock price. Continued adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations.

We may experience fluctuations in our quarterly and annual results based on the impact of inflation in the U.S.

The majority of our portfolio companies are in industries that are directly impacted by inflation, such as consumer goods and services and manufacturing. Our portfolio companies may not be able to pass on to customers increases in their costs of operations which could greatly affect their operating results, impacting their ability to repay our loans. In addition, any projected future decreases in our portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future unrealized losses and therefore reduce our net assets resulting from operations.

Healthcare reform legislation may affect our results of operations and financial condition.

On March 23, 2010, the President of the United States signed into law the Patient Protection and Affordable Care Act of 2010 and on March 30, 2010, the President signed into law the Health Care and Education Reconciliation Act, which in part modified the Patient Protection and Affordable Care Act (collectively, the “Acts”). The Acts serve as the primary vehicle for comprehensive health care reform in the U.S. The Acts are intended to reduce the number of individuals in the U.S. without health insurance and effect significant other changes to the ways in which health care is organized, delivered and reimbursed. The complexities and ramifications of the new legislation are significant, and have begun being implemented through a phased approach concluding in 2018. At this time, the effects of health care reform and its impact on our portfolio companies’ business, results of operations and financial condition and the resulting impact on our operations remain unknown. Accordingly, the Acts could adversely affect the cost of providing healthcare coverage generally and could adversely affect both the financial and operational performance of the portfolio companies in which we invest and our financial and operational performance.

Risks Related to Our External Management

We are dependent upon our key management personnel and the key management personnel of the Adviser, particularly David Gladstone, Terry Lee Brubaker and Robert L. Marcotte and on the continued operations of the Adviser, for our future success.

We have no employees. Our chief executive officer, chief operating officer, chief financial officer, treasurer, and the employees of the Adviser, do not spend all of their time managing our activities and our investment portfolio. We are particularly dependent upon David Gladstone, Terry Lee Brubaker and Robert L. Marcotte for their experience, skills and networks . Our executive officers and the employees of the Adviser allocate some, and in some cases a material portion, of their time to businesses and activities that are not related to our business. We have no separate facilities and are completely reliant on the Adviser, which has significant discretion as to the implementation and execution of our business strategies and risk management practices. We are subject to the risk of discontinuation of the Adviser’s operations or termination of the Advisory Agreement and the risk that, upon such event, no suitable replacement will be found. We believe that our success depends to a significant extent upon the Adviser and that discontinuation of its operations or the loss of its key management personnel could have a material adverse effect on our ability to achieve our investment objectives.

Our success depends on the Adviser’s ability to attract and retain qualified personnel in a competitive environment.

The Adviser experiences competition in attracting and retaining qualified personnel, particularly investment professionals and senior executives, and we may be unable to maintain or grow our business if we cannot attract and retain such personnel. The Adviser’s ability to attract and retain personnel with the requisite credentials, experience and skills depends on several factors including, but not limited to, its ability to offer competitive wages, benefits and professional growth opportunities. The Adviser competes with investment funds (such as private equity funds and mezzanine funds) and traditional financial services companies for qualified personnel, many of which have greater resources than us. Searches for qualified personnel may divert management’s time from the operation of our business. Strain on the existing personnel resources of the Adviser, in the event that it is unable to attract experienced investment professionals and senior executives, could have a material adverse effect on our business.

In addition, we depend upon the Adviser to maintain its relationships with private equity sponsors, placement agents, investment banks, management groups and other financial institutions, and we expect to rely to a significant extent upon these relationships to provide us with potential investment opportunities. If the Adviser or members of our investment team fail to maintain such relationships, or to develop new relationships with other sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom the Adviser has relationships are not obligated to provide us with investment opportunities, and we can offer no assurance that these relationships will generate investment opportunities for us in the future.

The Adviser can resign on 60 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

The Adviser has the right to resign under the Advisory Agreement at any time upon not less than 60 days’ written notice, whether we have found a replacement or not. If the Adviser resigns, we may not be able to find a new investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by the Adviser and its affiliates. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.

Our incentive fee may induce the Adviser to make certain investments, including speculative investments.

The management compensation structure that has been implemented under the Advisory Agreement may cause the Adviser to invest in high-risk investments or take other risks. In addition to its management fee, the Adviser is entitled under the Advisory Agreement to receive incentive compensation based in part upon our achievement of specified levels of income. In evaluating investments and other management strategies, the opportunity to earn incentive compensation based on net income may lead the Adviser to place undue emphasis on the maximization of net income at the expense of other criteria, such as preservation of capital, maintaining sufficient liquidity, or management of credit risk or market risk, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of our investment portfolio.

We may be obligated to pay the Adviser incentive compensation even if we incur a loss.

The Advisory Agreement entitles the Adviser to incentive compensation for each fiscal quarter in an amount equal to a percentage of the excess of our investment income for that quarter (before deducting incentive compensation, net operating losses and certain other items) above a threshold return for that quarter. When calculating our incentive compensation, our pre-incentive fee net investment income excludes realized and unrealized capital losses that we may incur in the fiscal quarter, even if such capital losses result in a net loss on our statement of operations for that quarter. Thus, we may be required to pay the Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter. For additional information on incentive compensation under the Advisory Agreement with the Adviser, see “Business —Investment Advisory and Management Agreements.”

We may be required to pay the Adviser incentive compensation on income accrued, but not yet received in cash.

That part of the incentive fee payable by us that relates to our net investment income is computed and paid on income that may include interest that has been accrued but not yet received in cash, such as debt instruments with PIK interest or OID. If a portfolio company defaults on a loan, it is possible that such accrued interest previously used in the calculation of the incentive fee will become uncollectible. Consequently, we may make incentive fee payments on income accruals that we may not collect in the future and with respect to which we do not have a clawback right against the Adviser. Our OID investments totaled $74.0 million as of September 30, 2014, at cost, which are primarily all syndicated loan investments. For the year ended September 30, 2014, we incurred $0.2 million of OID income and the unamortized balance of OID investments as of September 30, 2014 totaled $0.6 million. As of September 30, 2014, we had three investments which had a PIK interest component and we recorded PIK interest income of $0.3 million during the year ended September 30, 2014. We collected $0.1 million in PIK interest in cash for the year ended September 30, 2014.

The Adviser’s failure to identify and invest in securities that meet our investment criteria or perform its responsibilities under the Advisory Agreement would likely adversely affect our ability for future growth.

Our ability to achieve our investment objectives will depend on our ability to grow, which in turn will depend on the Adviser’s ability to identify and invest in securities that meet our investment criteria. Accomplishing this result on a cost-effective basis will be largely a function of the Adviser’s structuring of the investment process, its ability to provide competent and efficient services to us, and our access to financing on acceptable terms. The senior management team of the Adviser has substantial responsibilities under the Advisory Agreement. In order to grow, the Adviser will need to hire, train, supervise, and manage new employees successfully. Any failure to manage our future growth effectively would likely have a material adverse effect on our business, financial condition, and results of operations.

There are significant potential conflicts of interest, including with the Adviser, which could impact our investment returns.

Our executive officers and directors, and the officers and directors of the Adviser, serve or may serve as officers, directors, or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by our affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. For example, Mr. Gladstone, our chairman and chief executive officer, is the chairman of the board and chief executive officer of the Adviser, Gladstone Investment, Gladstone Commercial and Gladstone Land. In addition, Mr. Brubaker, our vice chairman and chief operating officer, is the vice chairman and chief operating officer of the Adviser, Gladstone Investment, Gladstone Commercial and Gladstone Land. Mr. Marcotte is an executive managing director of the Adviser. Moreover, the Adviser may establish or sponsor other investment vehicles which from time to time may have potentially overlapping investment objectives with ours and accordingly may invest in, whether principally or secondarily, asset classes we target. While the Adviser generally has broad authority to make investments on behalf of the investment vehicles that it advises, the Adviser has adopted investment allocation procedures to address these potential conflicts and intends to direct investment opportunities to the Gladstone affiliate with the investment strategy that most closely fits the investment opportunity. Nevertheless, the management of the Adviser may face conflicts in the allocation of investment opportunities to other entities managed by the Adviser. As a result, it is possible that we may not be given the opportunity to participate in certain investments made by other funds managed by the Adviser. Our Board of Directors approved a revision of our investment objectives and strategies that became effective on January 1, 2013, which may enhance the potential for conflicts in the allocation of investment opportunities to us and other entities managed by the Adviser.

More specifically, in certain circumstances we may make investments in a portfolio company in which one of our affiliates has or will have an investment, subject to satisfaction of any regulatory restrictions and, where required, to the prior approval of our Board of Directors. As of September 30, 2014, our Board of Directors has approved the following types of co-investment transactions:

•

Our affiliate, Gladstone Commercial, may, under certain circumstances, lease property to portfolio companies that we do not control. We may pursue such transactions only if (i) the portfolio company is not controlled by us or any of our affiliates, (ii) the portfolio company satisfies the tenant underwriting criteria of Gladstone Commercial, and (iii) the transaction is approved by a majority of our independent directors and a majority of the independent directors of Gladstone Commercial. We expect that any such negotiations between Gladstone Commercial and our portfolio companies would result in lease terms consistent with the terms that the portfolio companies would be likely to receive were they not portfolio companies of ours.

•	We may invest simultaneously with our affiliate Gladstone Investment in senior syndicated loans whereby neither we nor any affiliate has the ability to dictate the terms of the loans.

•

Additionally, pursuant to an exemptive order granted by the SEC in July 2012, under certain circumstances, we may co-invest with Gladstone Investment and any future BDC or closed-end management investment company that is advised by the Adviser (or sub-advised by the Adviser if it controls the fund), or any combination of the foregoing, subject to the conditions included therein.

Certain of our officers, who are also officers of the Adviser, may from time to time serve as directors of certain of our portfolio companies. If an officer serves in such capacity with one of our portfolio companies, such officer will owe fiduciary duties to stockholders of the portfolio company, which duties may from time to time conflict with the interests of our stockholders.

In the course of our investing activities, we will pay management and incentive fees to the Adviser and will reimburse the Administrator for certain expenses it incurs. As a result, investors in our common stock will invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in, among other things, a lower rate of return than one might achieve through our investors themselves making direct investments. As a result of this arrangement, there may be times when the management team of the Adviser has interests that differ from those of our stockholders, giving rise to a conflict. In addition, as a BDC, we make available significant managerial assistance to our portfolio companies and provide other services to such portfolio companies. While, neither we nor the Adviser currently receives fees in connection with managerial assistance, the Adviser and Gladstone Securities have, at various times, provided other services to certain of our portfolio companies and received fees for these other services.

The Adviser is not obligated to provide a waiver of the base management fee, which could negatively impact our earnings and our ability to maintain our current level of distributions to our stockholders.

The Advisory Agreement provides for a base management fee based on our gross assets. Since our 2007 fiscal year, our Board of Directors has accepted on a quarterly basis voluntary, unconditional and irrevocable waivers to reduce the annual 2.0% base management fee on senior syndicated loan participations to 0.5% to the extent that proceeds resulting from borrowings were used to purchase such syndicated loan participations, and any waived fees may not be recouped by the Adviser in the future. However, the Adviser is not required to issue these or other waivers of fees under the Advisory Agreement, and to the extent our investment portfolio grows in the future, we expect these fees will increase. If the Adviser does not issue these waivers in future quarters, it could negatively impact our earnings and may compromise our ability to maintain our current level of distributions to our stockholders, which could have a material adverse impact on our stock price.

Our business model is dependent upon developing and sustaining strong referral relationships with investment bankers, business brokers and other intermediaries and any change in our referral relationships may impact our business plan.

We are dependent upon informal relationships with investment bankers, business brokers and traditional lending institutions to provide us with deal flow. If we fail to maintain our relationship with such funds or institutions, or if we fail to establish strong referral relationships with other funds, we will not be able to grow our portfolio of investments and fully execute our business plan.

Our base management fee may induce the Adviser to incur leverage.

The fact that our base management fee is payable based upon our gross assets, which would include any investments made with proceeds of borrowings, may encourage the Adviser to use leverage to make additional investments. Under certain circumstances, the use of increased leverage may increase the likelihood of default, which would disfavor holders of our securities. Given the subjective nature of the investment decisions made by the Adviser on our behalf, we will not be able to monitor this potential conflict of interest.

Risks Related to Our External Financing

In addition to regulatory limitations on our ability to raise capital, our revolving line of credit contains various covenants which, if not complied with, could accelerate our repayment obligations under the facility, thereby materially and adversely affecting our liquidity, financial condition, results of operations and ability to pay distributions.

We will have a continuing need for capital to finance our investments. As of September 30, 2014, we had $36.7 million in borrowings outstanding under our fourth amended and restated credit agreement (our “Credit Facility”), which provides for maximum borrowings of $137.0 million, with a revolving period end date of January 19, 2016. Our Credit Facility permits us to fund additional loans and investments as long as we are within the conditions set forth in the credit agreement. Our Credit Facility contains covenants that require our wholly-owned subsidiary Gladstone Business Loan (“Business Loan”) to maintain its status as a separate legal entity, prohibit certain significant corporate transactions (such as mergers, consolidations, liquidations or dissolutions) and restrict material changes to our credit and collection policies without lenders’ consent. The facility also limits payments of distributions to our stockholders to the aggregate net investment income for each of the twelve month periods ending September 30, 2014, 2015 and 2016. We are also subject to certain limitations on the type of loan investments we can make, including restrictions on geographic concentrations, sector concentrations, loan size, interest rate type, payment frequency and status, average life and lien property. Our Credit Facility further requires us to comply with other financial and operational covenants, which obligate us to, among other things, maintain certain financial ratios, including asset and interest coverage, and a minimum number of 20 obligors in the borrowing base. Additionally, we are subject to a performance guaranty that requires us to maintain (i) a minimum net worth (defined in our Credit Facility to include our mandatorily redeemable preferred stock) of $190.0 million plus 50.0% of all equity and subordinated debt raised after January 19, 2012, which equates to $220.5 million as of September 30, 2014, (ii) asset coverage with respect to Senior Securities representing indebtedness of at least 200.0%, in accordance with Section 18, as modified by Section 61, of the 1940 Act and (iii) our status as a BDC under the 1940 Act and as a RIC under the Code. As of September 30, 2014 and as of the date of this filing, we were in compliance with all of our Credit Facility covenants; however, our continued compliance depends on many factors, some of which are beyond our control.

Given the continued uncertainty in the capital markets, the cumulative unrealized depreciation in our portfolio may increase in future periods and threaten our ability to comply with the minimum net worth covenant and other covenants under our Credit Facility. Our failure to satisfy these covenants could result in foreclosure by our lenders, which would accelerate our repayment obligations under the facility and thereby have a material adverse effect on our business, liquidity, financial condition, results of operations and ability to pay distributions to our stockholders.

Any inability to renew, extend or replace our Credit Facility on terms favorable to us, or at all, could adversely impact our liquidity and ability to fund new investments or maintain distributions to our stockholders.

The revolving period end date of our Credit Facility is January 19, 2016 (the “Revolving Period End Date”) and if our Credit Facility is not renewed or extended by the Revolving Period End Date, all principal and interest will be due and payable on or before November 30, 2016. Subject to certain terms and conditions, our Credit Facility may be expanded to a total of $237.0 million through the addition of other lenders to the facility. However, if additional lenders are unwilling to join the facility on its terms, we will be unable to expand the facility and thus will continue to have limited availability to finance new investments under our Credit Facility. There can be no guarantee that we will be able to renew, extend or replace our Credit Facility upon its Revolving Period End Date on terms that are favorable to us, if at all. Our ability to expand our Credit Facility, and to obtain replacement financing at or before the Revolving Period End Date, will be constrained by then-current economic conditions affecting the credit markets. In the event that we are not able to expand our Credit Facility, or to renew, extend or refinance our Credit Facility by the Revolving Period End Date, this could have a material adverse effect on our liquidity and ability to fund new investments, our ability to make distributions to our stockholders and our ability to qualify as a RIC under the Code.

If we are unable to secure replacement financing, we may be forced to sell certain assets on disadvantageous terms, which may result in realized losses, and such realized losses could materially exceed the amount of any unrealized depreciation on these assets as of our most recent balance sheet date, which would have a material adverse effect on our results of operations. Such circumstances would also increase the likelihood that we would be required to redeem some or all of our outstanding mandatorily redeemable preferred stock, which could potentially require us to sell more assets. In addition to selling assets, or as an alternative, we may issue equity in order to repay amounts outstanding under our Credit Facility. Based on the recent trading prices of our stock, such an equity offering may have a substantial dilutive impact on our existing stockholders’ interest in our earnings, assets and voting interest in us. If we are able to renew, extend or refinance our Credit Facility prior to its maturity, renewal, extension or refinancing, it could result in significantly higher interest rates and related charges and may impose significant restrictions on the use of borrowed funds to fund investments or maintain distributions to stockholders.

Our business plan is dependent upon external financing, which is constrained by the limitations of the 1940 Act.

The last equity offering we completed was for our Series 2021 Term Preferred Stock in May 2014, and there can be no assurance that we will be able to raise capital through issuing equity in the near future. Our business requires a substantial amount of cash to operate and grow. We may acquire such additional capital from the following sources:

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Senior Securities. We may issue Senior Securities representing indebtedness (including borrowings under our Credit Facility) and Senior Securities that are stock, such as our Series 2021 Term Preferred Stock, up to the maximum amount permitted by the 1940 Act. The 1940 Act currently permits us, as a BDC, to issue such Senior Securities in amounts such that our asset coverage, as defined in Section 18(h) of the 1940 Act, is at least 200.0% immediately after each issuance of such Senior Security. As a result of incurring indebtedness (in whatever form), we will be exposed to the risks associated with leverage. Although borrowing money for investments increases the potential for gain, it also increases the risk of a loss. A decrease in the value of our investments will have a greater impact on the value of our common stock to the extent that we have borrowed money to make investments. There is a possibility that the costs of borrowing could exceed the income we receive on the investments we make with such borrowed funds. In addition, our ability to pay distributions, issue Senior Securities or repurchase shares of our common stock would be restricted if the asset coverage on each of our Senior Securities is not at least 200.0%. If the aggregate value of our assets declines, we might be unable to satisfy that 200.0% requirement. To satisfy the 200.0% asset coverage requirement in the event that we are seeking to pay a distribution, we might either have to (i) liquidate a portion of our loan portfolio to repay a portion of our indebtedness or (ii) issue common stock. This may occur at a time when a sale of a portfolio asset may be disadvantageous, or when we have limited access to capital markets on agreeable terms. In addition, any amounts that we use to service our indebtedness or for offering expenses will not be available for distributions to stockholders. Furthermore, if we have to issue common stock at below net asset value (“NAV”) per common share, any non-participating stockholders will be subject to dilution, as described below. Pursuant to Section 61(a)(2) of the 1940 Act, we are permitted, under specified conditions, to issue multiple classes of Senior Securities representing indebtedness. However, pursuant to Section 18(c) of the 1940 Act, we are permitted to issue only one class of Senior Securities that is stock.

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Common and Convertible Preferred Stock. Because we are constrained in our ability to issue debt or Senior Securities for the reasons given above, we are dependent on the issuance of equity as a financing source. If we raise additional funds by issuing more common stock, the percentage ownership of our stockholders at the time of the issuance would decrease and our existing common stockholder may experience dilution. In addition, under the 1940 Act, we will generally not be able to issue additional shares of our common stock at a price below NAV per common share to purchasers, other than to our existing stockholders through a rights offering, without first obtaining the approval of our stockholders and our independent directors. If we were to sell shares of our common stock below our then current NAV per common share, such sales would result in an immediate dilution to the NAV per common share. This dilution would occur as a result of the sale of shares at a price below the then current NAV per share of our common stock and a proportionately greater decrease in a stockholder’s interest in our earnings and assets and voting percentage than the increase in our assets resulting from such issuance. For example, if we issue and sell an additional 10.0% of our common stock at a 5.0% discount from NAV, a stockholder who does not participate in that offering for its proportionate interest will suffer NAV dilution of up to 0.5% or $5 per $1,000 of NAV. This imposes constraints on our ability to raise capital when our common stock is trading below NAV per common share, as it generally has for the last several years. As noted above, the 1940 Act prohibits the issuance of multiple classes of Senior Securities that are stock. As a result, we would be prohibited from issuing convertible preferred stock to the extent that such a security was deemed to be a separate class of stock from our outstanding Series 2021 Term Preferred Stock. However, pending legislation in the U.S House of Representatives, if passed, would modify this section of the 1940 Act and allow the issuance of multiple classes of Senior Securities that are stock, which may lessen our dependence on the issuance of common stock as a financing source.

We financed certain of our investments with borrowed money and capital from the issuance of Senior Securities, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us.

The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns on our portfolio, net of expenses. The calculations in the table below are hypothetical, and actual returns may be higher or lower than those appearing in the table below.

Assumed Return on Our Portfolio (Net of Expenses)	(10.0)%	(5.0)%	0.0%	5.0%	10.0%

Corresponding return to common stockholder(A)	(16.31)%	(8.76)%	(1.21)%	6.34%	13.89%

(A)

The hypothetical return to common stockholders is calculated by multiplying our total assets as of September 30, 2014 by the assumed rates of return and subtracting all interest accrued on our debt for the year ended September 30, 2014, adjusted for the dividends on our Series 2021 Term Preferred Stock; and then dividing the resulting difference by our total assets attributable to common stock. Based on $301.4 million in total assets, $36.7 million drawn on our Credit Facility (at cost), $61.0 million in aggregate liquidation preference of our Series 2021 Term Preferred Stock, and $199.7 million in net assets, each as of September 30, 2014.

Based on the outstanding balance on our Credit Facility of $36.7 million at cost, as of September 30, 2014, the effective annual interest rate of 6.6% as of that date, and aggregate liquidation preference of our Series 2021 Term Preferred Stock of $61.0 million, our investment portfolio at fair value would have had to produce an annual return of at least 2.3% to cover annual interest payments on the outstanding debt and dividends on our Series 2021 Term Preferred Stock.

A change in interest rates may adversely affect our profitability and our hedging strategy may expose us to additional risks.

We anticipate using a combination of equity and long-term and short-term borrowings to finance our investment activities. As a result, a portion of our income will depend upon the difference between the rate at which we borrow funds and the rate at which we loan these funds. Higher interest rates on our borrowings will decrease the overall return on our portfolio.

Ultimately, we expect approximately 90.0% of the loans in our portfolio to be at variable rates determined on the basis of the LIBOR and approximately 10.0% to be at fixed rates. As of September 30, 2014, based on the total principal balance of debt outstanding, our portfolio consisted of approximately 85.2% of loans at variable rates with floors, approximately 14.8% at fixed rates.

We currently hold one interest rate cap agreement. While hedging activities may insulate us against adverse fluctuations in interest rates, they may also limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or any future hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Our ability to receive payments pursuant to an interest rate cap agreement is linked to the ability of the counter-party to that agreement to make the required payments. To the extent that the counter-party to the agreement is unable to pay pursuant to the terms of the agreement, we may lose the hedging protection of the interest rate cap agreement.

Risks Related to Our Investments

We operate in a highly competitive market for investment opportunities.

There has been increased competitive pressure in the BDC and investment company marketplace for senior and senior subordinated debt, resulting in lower yields for increasingly riskier investments. A large number of entities compete with us and make the types of investments that we seek to make in small and medium-sized companies. We compete with public and private buyout funds, commercial and investment banks, commercial financing companies, and, to the extent that they provide an alternative form of financing, hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which would allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC. The competitive pressures we face could have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objective. We do not seek to compete based on the interest rates we offer, and we believe that some of our competitors may make loans with interest rates that will be comparable to or lower than the rates we offer. We may lose investment opportunities if we do not match our competitors’ pricing, terms, and structure. However, if we match our competitors’ pricing, terms, and structure, we may experience decreased net interest income and increased risk of credit loss.

Our investments in small and medium-sized portfolio companies are extremely risky and could cause you to lose all or a part of your investment.

Investments in small and medium-sized portfolio companies are subject to a number of significant risks including the following:

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Small and medium-sized businesses are likely to have greater exposure to economic downturns than larger businesses. Our portfolio companies may have fewer resources than larger businesses, and thus any economic downturns or recessions, are more likely to have a material adverse effect on them. If one of our portfolio companies is adversely impacted by a recession, its ability to repay our loan or engage in a liquidity event, such as a sale, recapitalization or initial public offering would be diminished.

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Small and medium-sized businesses may have limited financial resources and may not be able to repay the loans we make to them. Our strategy includes providing financing to portfolio companies that typically do not have readily available access to financing. While we believe that this provides an attractive opportunity for us to generate profits, this may make it difficult for the portfolio companies to repay their loans to us upon maturity. A borrower’s ability to repay its loan may be adversely affected by numerous factors, including the failure to meet its business plan, a downturn in its industry, or negative economic conditions. Deterioration in a borrower’s financial condition and prospects usually will be accompanied by deterioration in the value of any collateral and a reduction in the likelihood of us realizing on any guaranties we may have obtained from the borrower’s management. As of September 30, 2014, three portfolio companies were on non-accrual status with an aggregate debt cost basis of approximately $51.4 million, or 16.1% of the cost basis of all debt investments in our portfolio. While we are working with the portfolio companies to improve their profitability and cash flows, there can be no assurance that our efforts will prove successful. Although we will sometimes seek to be the senior, secured lender to a borrower, in most of our loans we expect to be subordinated to a senior lender, and our interest in any collateral would, accordingly, likely be subordinate to another lender’s security interest.

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Small and medium-sized businesses typically have narrower product lines and smaller market shares than large businesses. Because our target portfolio companies are smaller businesses, they will tend to be more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. In addition, our portfolio companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities and a larger number of qualified managerial, and technical personnel.

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There is generally little or no publicly available information about these businesses. Because we seek to invest in privately owned businesses, there is generally little or no publicly available operating and financial information about our potential portfolio companies. As a result, we rely on our officers, the Adviser and its employees, Gladstone Securities and consultants to perform due diligence investigations of these portfolio companies, their operations, and their prospects. We may not learn all of the material information we need to know regarding these businesses through our investigations.

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Small and medium-sized businesses generally have less predictable operating results. We expect that our portfolio companies may have significant variations in their operating results, may from time to time be exposed to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position, may otherwise have a weak financial position, or may be adversely affected by changes in the business cycle. Our portfolio companies may not meet net income, cash flow, and other coverage tests typically imposed by their senior lenders. A borrower’s failure to satisfy financial or operating covenants imposed by senior lenders could lead to defaults and, potentially, foreclosure on its senior credit facility, which could additionally trigger cross-defaults in other agreements. If this were to occur, it is possible that the borrower’s ability to repay our loan would be jeopardized.

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Small and medium-sized businesses are more likely to be dependent on one or two persons. Typically, the success of a small or medium-sized business also depends on the management talents and efforts of one or two persons or a small group of persons. The death, disability, or resignation of one or more of these persons could have a material adverse impact on our borrower and, in turn, on us.

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Small and medium-sized businesses may have limited operating histories. While we intend to target stable companies with proven track records, we may make loans to new companies that meet our other investment criteria. Portfolio companies with limited operating histories will be exposed to all of the operating risks that new businesses face and may be particularly susceptible to, among other risks, market downturns, competitive pressures and the departure of key executive officers.

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Debt securities of small and medium-sized private companies typically are not rated by a credit rating agency. Typically a small or medium-sized private business cannot or will not expend the resources to have their debt securities rated by a credit rating agency. We expect that most, if not all, of the debt securities we acquire will be unrated. Investors should assume that these loans would be at rates below what is today considered “investment grade” quality. Investments rated below investment grade are often referred to as high yield securities or junk bonds and may be considered high risk as compared to investment-grade debt instruments.

Because the loans we make and equity securities we receive when we make loans are not publicly traded, there is uncertainty regarding the value of our privately held securities that could adversely affect our determination of our NAV.

Our portfolio investments are, and we expect will continue to be, in the form of securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable. Our Board of Directors has ultimate responsibility for reviewing and approving, in good faith, the fair value of our investments, based on the Policy. Our Board of Directors reviews valuation recommendations that are provided by the Valuation Team. In valuing our investment portfolio, several techniques are used, including, a total enterprise value approach, a yield analysis, market quotes, and independent third party assessments. Currently, Standard & Poor’s Securities Evaluation, Inc. provides estimates of fair value on our non-syndicated debt investments. In addition to these techniques, other factors are considered when determining fair value of our investments, including but limited to: the nature and realizable value of the collateral, including external parties’ guaranties; any relevant offers or letters of intent to acquire the portfolio company; and the markets in which the portfolio company operates. If applicable, new and follow-on non-syndicated debt and equity investments made during the current three month reporting period ended September 30, 2014 are generally valued at original cost basis. For additional information on our valuation policies, procedures and processes, see Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Investment Valuation.”

Fair value measurements of our investments may involve subjective judgments and estimates and due to the inherent uncertainty of determining these fair values, the fair value determinations made by us are estimates and accordingly, such estimates may differ from the values that would have been used had a ready market for the investments existed, and the difference could be material. Additionally, changes in the market environment and other events that may occur over the life of the investment may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize significantly less than the value at which it is recorded.

Our NAV would be adversely affected if the fair value of our investments that are approved by our Board of Directors are higher than the values that we ultimately realize upon the disposal of such securities.

The lack of liquidity of our privately held investments may adversely affect our business.

We will generally make investments in private companies whose securities are not traded in any public market. Substantially all of the investments we presently hold and the investments we expect to acquire in the future are, and will be, subject to legal and other restrictions on resale and will otherwise be less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to quickly obtain cash equal to the value at which we record our investments if the need arises. This could cause us to miss important investment opportunities. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may record substantial realized losses upon liquidation. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we, the Adviser, or our respective officers, employees or affiliates have material non-public information regarding such portfolio company.

Due to the uncertainty inherent in valuing these securities, the Adviser’s determinations of fair value may differ materially from the values that could be obtained if a ready market for these securities existed. Our NAV could be materially affected if the Adviser’s determinations regarding the fair value of our investments are materially different from the values that we ultimately realize upon our disposal of such securities.

When we are a debt or minority equity investor in a portfolio company, which we expect will generally be the case, we may not be in a position to control the entity, and its management may make decisions that could decrease the value of our investment.

We anticipate that most of our investments will continue to be either debt or minority equity investments in our portfolio companies. Therefore, we are and will remain subject to the risk that a portfolio company may make business decisions with which we disagree, and the shareholders and management of such company may take risks or otherwise act in ways that do not serve our best interests. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

In addition, we will generally not be in a position to control any portfolio company by investing in its debt securities. This is particularly true when we invest in syndicated loans, which are loans made by a larger group of investors whose investment objectives of the other lenders may not be completely aligned with ours. As of September 30, 2014, syndicated loans made up approximately 17.5% of our portfolio at cost, or $61.1 million. We therefore are subject to the risk that other lenders in these investments may make decisions that could decrease the value of our portfolio holdings.

We typically invest in transactions involving acquisitions, buyouts and recapitalizations of companies, which will subject us to the risks associated with change in control transactions.

Our strategy, in part, includes making debt and equity investments in companies in connection with acquisitions, buyouts and recapitalizations, which subjects us to the risks associated with change in control transactions. Change in control transactions often present a number of uncertainties. Companies undergoing change in control transactions often face challenges retaining key employees and maintaining relationships with customers and suppliers. While we hope to avoid many of these difficulties by participating in transactions where the management team is retained and by conducting thorough due diligence in advance of our decision to invest, if our portfolio companies experience one or more of these problems, we may not realize the value that we expect in connection with our investments, which would likely harm our operating results and financial condition.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We invest primarily in debt securities issued by our portfolio companies. In some cases portfolio companies will be permitted to have other debt that ranks equally with, or senior to, the debt securities in which we invest. By their terms, such debt instruments may provide that the holders thereof are entitled to receive payment of interest and principal on or before the dates on which we are entitled to receive payments in respect of the debt securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization, or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization, or bankruptcy of a portfolio company.

Prepayments of our investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

In addition to risks associated with delays in investing our capital, we are also subject to the risk that investments we make in our portfolio companies may be repaid prior to maturity. For the year ended September 30, 2014, we received principal payments of a combined $67.9 million, of which an aggregate of $53.5 million resulted from 13 portfolio companies who paid off early at par. We will first use any proceeds from prepayments to repay any borrowings outstanding on our Credit

Facility. In the event that funds remain after repayment of our outstanding borrowings, then we will generally reinvest these proceeds in government securities, pending their future investment in new debt and/or equity securities. These government securities will typically have substantially lower yields than the debt securities being prepaid and we could experience significant delays in reinvesting these amounts. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments could negatively impact our return on equity, which could result in a decline in the market price of our common stock.

Higher taxation of our portfolio companies may impact our quarterly and annual operating results.

The recession’s adverse effect on federal, state, and municipality revenues may induce these government entities to raise various taxes to make up for lost revenues. Additional taxation may have an adverse affect on our portfolio companies’ earnings and reduce their ability to repay our loans to them, thus affecting our quarterly and annual operating results.

Our portfolio is concentrated in a limited number of companies and industries, which subjects us to an increased risk of significant loss if any one of these companies does not repay us or if the industries experience downturns.

As of September 30, 2014, we had investments in 45 portfolio companies, of which there were five investments that comprised approximately $94.3 million or 33.5% of our total investment portfolio, at fair value. A consequence of a concentration in a limited number of investments is that the aggregate returns we realize may be substantially adversely affected by the unfavorable performance of a small number of such investments or a substantial write-down of any one investment. Beyond our regulatory and income tax diversification requirements, we do not have fixed guidelines for industry concentration and our investments could potentially be concentrated in relatively few industries. In addition, while we do not intend to invest 25.0% or more of our total assets in a particular industry or group of industries at the time of investment, it is possible that as the values of our portfolio companies change, one industry or a group of industries may comprise in excess of 25.0% of the value of our total assets. As a result, a downturn in an industry in which we have invested a significant portion of our total assets could have a materially adverse effect on us. As of September 30, 2014, our largest industry concentrations of our total investments at fair value were in healthcare, education and childcare companies, representing 16.9%; oil and gas companies, representing 15.2%; and personal and non-durable consumer product companies, representing 10.7%. Therefore, we are susceptible to the economic circumstances in these industries, and a downturn in one or more of these industries could have a material adverse effect on our results of operations and financial condition.

Our investments are typically long term and will require several years to realize liquidation events.

Since we generally make five to seven year term loans and hold our loans and related warrants or other equity positions until the loans mature, you should not expect realization events, if any, to occur over the near term. In addition, we expect that any warrants or other equity positions that we receive when we make loans may require several years to appreciate in value and we cannot give any assurance that such appreciation will occur.

The disposition of our investments may result in contingent liabilities.

Currently, all of our investments involve private securities. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the underlying portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to certain potential liabilities. These arrangements may result in contingent liabilities that ultimately yield funding obligations that must be satisfied through our return of certain distributions previously made to us.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Even though we have structured some of our investments as senior loans, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might re-characterize our debt investments and subordinate all, or a portion, of our claims to that of other creditors. Holders of debt instruments ranking senior to our investments typically would be entitled to receive payment in full before we receive any distributions. After repaying such senior creditors, such portfolio company may not have any remaining assets to use to repay its obligation to us. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or in instances in which we exercised control over the borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken in rendering significant managerial assistance.

Portfolio company litigation could result in additional costs and the diversion of management time and resources.

In the course of investing in and often providing significant managerial assistance to certain of our portfolio companies, certain persons employed by the Adviser may serve as directors on the boards of such companies. To the extent that litigation arises out of our investments in these companies, even if without merit, we or such employees may be named as defendants in such litigation, which could result in additional costs, including defense costs, and the diversion of management time and resources.

We may not realize gains from our equity investments and other yield enhancements.

When we make a subordinated loan, we may receive warrants to purchase stock issued by the borrower or other yield enhancements, such as success fees. Our goal is to ultimately dispose of these equity interests and realize gains upon our disposition of such interests. We expect that, over time, the gains we realize on these warrants and other yield enhancements will offset any losses we experience on loan defaults. However, any warrants we receive may not appreciate in value and, in fact, may decline in value and any other yield enhancements, such as success fees, may not be realized. Accordingly, we may not be able to realize gains from our equity interests or other yield enhancements and any gains we do recognize may not be sufficient to offset losses we experience on our loan portfolio.

Any unrealized depreciation we experience on our investment portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a BDC we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by or under the direction of our Board of Directors. We will record decreases in the market values or fair values of our investments as unrealized depreciation. Since our inception, we have, at times, incurred a cumulative net unrealized depreciation of our portfolio. Any unrealized depreciation in our investment portfolio could result in realized losses in the future and ultimately in reductions of our income available for distribution to stockholders in future periods.

Risks Related to Our Regulation and Structure

We will be subject to corporate-level tax if we are unable to satisfy Code requirements for RIC qualification.

To maintain our qualification as a RIC, we must meet income source, asset diversification, and annual distribution requirements. The annual distribution requirement is satisfied if we distribute at least 90.0% of our investment company taxable income to our stockholders on an annual basis. Because we use leverage, we are subject to certain asset coverage ratio requirements under the 1940 Act and could, under certain circumstances, be restricted from making distributions necessary to qualify as a RIC. Warrants we receive with respect to debt investments will create “original issue discount,” which we must recognize as ordinary income over the term of the debt investment or PIK interest which is accrued generally over the term of the debt investment but not paid in cash, both of which will increase the amounts we are required to distribute to maintain RIC status. Because such OID and PIK interest will not produce distributable cash for us at the same time as we are required to make distributions, we will need to use cash from other sources to satisfy such distribution requirements. The asset diversification requirements must be met at the end of each calendar quarter. If we fail to meet these tests, we may need to quickly dispose of certain investments to prevent the loss of RIC status. Since most of our investments will be illiquid, such dispositions, if even possible, may not be made at prices advantageous to us and, in fact, may result in substantial losses. If we fail to qualify as a RIC for any reason and become fully subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution, and the actual amount distributed. Such a failure would have a material adverse effect on us and our shares. For additional information regarding asset coverage ratio and RIC requirements, see “Business—Material U.S. Federal Income Tax Considerations—Regulated Investment Company Status.”

From time to time, some of our debt investments may include success fees that would generate payments to us if the business is ultimately sold. Because the satisfaction of these success fees, and the ultimate payment of these fees, is uncertain, we generally only recognize them as income when the payment is received. Success fee amounts are characterized as ordinary income for tax purposes and, as a result, we are required to distribute such amounts to our stockholders in order to maintain RIC status.

If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC or be precluded from investing according to our current business strategy.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets.

We believe that most of the investments that we may acquire in the future will constitute qualifying assets. However, we may be precluded from investing in what we believe to be attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could violate the 1940 Act provisions applicable to BDCs. As a result of such violation, specific rules under the 1940 Act could prevent us, for example, from making follow-on investments in existing portfolio companies (which could result in the dilution of our position) or could require us to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. If we need to dispose of such investments quickly, it could be difficult to dispose of such investments on favorable terms. We may not be able to find a buyer for such investments and, even if we do find a buyer, we may have to sell the investments at a substantial loss. Any such outcomes would have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we do not maintain our status as a BDC, we would be subject to regulation as a registered closed-end investment company under the 1940 Act. As a registered closed-end investment company, we would be subject to substantially more regulatory restrictions under the 1940 Act, which would significantly decrease our operating flexibility.

Changes in laws or regulations governing our operations, or changes in the interpretation thereof, and any failure by us to comply with laws or regulations governing our operations may adversely affect our business.

We and our portfolio companies are subject to regulation by laws at the local, state and federal levels. These laws and regulations, as well as their interpretation, may be changed from time to time. Accordingly, any change in these laws or regulations, or their interpretation, or any failure by us or our portfolio companies to comply with these laws or regulations may adversely affect our business. For additional information regarding the regulations to which we are subject, see “Business—Material U.S. Federal Income Tax Considerations” and “Business— Regulation as a Business Development Company.”

We are subject to restrictions that may discourage a change of control. Certain provisions contained in our articles of incorporation and Maryland law may prohibit or restrict a change of control and adversely impact the price of our shares.

Our Board of Directors is divided into three classes, with the term of the directors in each class expiring every third year. At each annual meeting of stockholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. After election, a director may only be removed by our stockholders for cause. Election of directors for staggered terms with limited rights to remove directors makes it more difficult for a hostile bidder to acquire control of us. The existence of this provision may negatively impact the price of our securities and may discourage third-party bids to acquire our securities. This provision may reduce any premiums paid to stockholders in a change in control transaction.

Certain provisions of Maryland law applicable to us prohibit business combinations with:

•	any person who beneficially owns, directly or indirectly, 10.0% or more of the voting power of our outstanding voting stock (an “interested stockholder”);

•	an affiliate of ours who at any time within the two-year period prior to the date in question was an interested stockholder; or

•	an affiliate of an interested stockholder.

These prohibitions last for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any business combination with the interested stockholder must be recommended by our Board of Directors and approved by the affirmative vote of at least 80.0% of the votes entitled to be cast by holders of our outstanding shares of voting stock and two-thirds of the votes entitled to be cast by holders of our outstanding shares of voting stock other than shares held by the interested stockholder. These requirements could have the effect of inhibiting a change in control even if a change in control were in our stockholders’ interest. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by our Board of Directors prior to the time that someone becomes an interested stockholder.

Our articles of incorporation permit our Board of Directors to issue up to 50.0 million shares of capital stock. Our Board of Directors may classify or reclassify any unissued common stock or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our Board of Directors could authorize the issuance of preferred stock with terms and conditions that could have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock, which it did in connection with our issuance of approximately 2.4 million shares of Series 2021 Term Preferred Stock. Preferred stock, including our Series 2021 Term Preferred Stock, could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Risks Related to an Investment in Our Securities

We may experience fluctuations in our quarterly and annual operating results.

We may experience fluctuations in our quarterly and annual operating results due to a number of factors, including, among others, variations in our investment income, the interest rates payable on the debt securities we acquire, the default rates on such securities, variations in and the timing of the recognition of realized and unrealized gains or losses, the level of our expenses, the degree to which we encounter competition in our markets, and general economic conditions, including the impacts of inflation. The majority of our portfolio companies are in industries that are directly impacted by inflation, such as manufacturing and consumer goods and services. Our portfolio companies may not be able to pass on to customers increases in their costs of production which could greatly affect their operating results, impacting their ability to repay our loans. In addition, any projected future decreases in our portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized and unrealized losses and therefore reduce our net assets resulting from operations. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

There is a risk that you may not receive distributions or that distributions may not grow over time.

Our current intention is to distribute at least 90.0% of our investment company taxable income to our stockholders on a quarterly basis by paying monthly distributions. We expect to retain some or all net realized long-term capital gains by first offsetting them with realized capital losses, and secondly through a deemed distribution to supplement our equity capital and support the growth of our portfolio, although our Board of Directors may determine in certain cases to distribute these gains to our common stockholders. In addition, our Credit Facility restricts the amount of distributions we are permitted to make. We cannot assure you that we will achieve investment results or maintain a tax status that will allow or require any specified level of cash distributions.

Investing in our securities may involve an above average degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and a higher risk of volatility or loss of principal. Our investments in portfolio companies may be highly speculative, and therefore, an investment in our shares may not be suitable for someone with lower risk tolerance.

Distributions to our stockholders have included and may in the future include a return of capital.

Our Board of Directors authorizes monthly distributions quarterly based on then current quarterly estimates of taxable income for each fiscal year, which may differ, and in the past have differed, from actual results. Because our distributions are based on estimates of taxable income that may differ from actual results, future distributions payable to our stockholders may also include a return of capital. Moreover, to the extent that we distribute amounts that exceed our accumulated earnings and profits, these distributions constitute a return of capital. A return of capital represents a return of a stockholder’s original investment in shares of our stock and should not be confused with a distribution from earnings and profits. Although return of capital distributions may not be taxable, such distributions may increase an investor’s tax liability for capital gains upon the sale of our shares by reducing the investor’s tax basis for such shares. Such returns of capital reduce our asset base and also adversely impact our ability to raise debt capital as a result of the leverage restrictions under the 1940 Act, which could have material adverse impact on our ability to make new investments.

The market price of our shares may fluctuate significantly.

The trading price of our common stock and our preferred stock may fluctuate substantially. Due to the extreme volatility and disruptions that have affected the capital and credit markets over the past few years, our stock has experienced greater than usual stock price volatility.

The market price and marketability of our shares may from time to time be significantly affected by numerous factors, including many over which we have no control and that may not be directly related to us. These factors include, but are not limited to, the following:

•	general economic trends and other external factors;

•	price and volume fluctuations in the stock market from time to time, which are often unrelated to the operating performance of particular companies;

•

significant volatility in the market price and trading volume of shares of RICs, BDCs or other companies in our sector, which is not necessarily related to the operating performance of these companies;

•	Changes in stock index definitions or policies, which may impact an investor’s desire to hold shares of BDCs;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

•	loss of BDC or RIC status;

•	changes in our earnings or variations in our operating results;

•	changes in prevailing interest rates;

•	changes in the value of our portfolio of investments;

•	any shortfall in our revenue or net income or any increase in losses from levels expected by securities analysts;

•	departure of key personnel;

•	operating performance of companies comparable to us;

•	short-selling pressure with respect to our shares or BDCs generally;

•	the announcement of proposed, or completed, offerings of our securities, including a rights offering; and

•	loss of a major funding source.

Fluctuations in the trading prices of our shares may adversely affect the liquidity of the trading market for our shares and, if we seek to raise capital through future equity financings, our ability to raise such equity capital.

The issuance of subscription rights to our existing stockholders may dilute the ownership and voting powers of existing stockholders in our common stock, dilute the NAV of their shares and have a material adverse effect on the trading price of our common stock.

There are significant capital raising constraints applicable to us under the 1940 Act when our common stock is trading below its NAV per share. In the event that we issue subscription rights to our existing stockholders to subscribe for and purchase additional shares of our common stock, there is a significant possibility that the rights offering will dilute the ownership interest and voting power of stockholders who do not fully exercise their subscription rights. Stockholders who do not fully exercise their subscription rights should expect that they will, upon completion of the rights offering, own a smaller proportional interest in us than would otherwise be the case if they fully exercised their subscription rights. In addition, because the subscription price of the rights offering is likely to be less than our most recently determined NAV per common share, our common stockholders are likely to experience an immediate dilution of the per share NAV of their shares as a result of the offer. As a result of these factors, any future rights offerings of our common stock, or our announcement of our intention to conduct a rights offering, could have a material adverse impact on the trading price of our common stock.

Shares of closed-end investment companies frequently trade at a discount from NAV.

Shares of closed-end investment companies frequently trade at a discount from NAV per common share. Since our inception, our common stock has at times traded above NAV, and at times below NAV per share. Subsequent to September 30, 2014, our common stock has traded at discounts of up to 18.6% of our NAV per share, which was $9.51 as of September 30, 2014. This characteristic of shares of closed-end investment companies is separate and distinct from the risk that our NAV per share will decline. As with any stock, the price of our shares will fluctuate with market conditions and other factors. If shares are sold, the price received may be more or less than the original investment. Whether investors will realize gains or losses upon the sale of our shares will not depend directly upon our NAV, but will depend upon the market price of the shares at the time of sale. Since the market price of our shares will be affected by such factors as the relative demand for and supply of the shares in the market, general market and economic conditions and other factors beyond our control, we cannot predict whether the shares will trade at, below or above our NAV. Under the 1940 Act, we are generally not able to issue additional shares of our common stock at a price below NAV per share to purchasers other than our existing stockholders through a rights offering without first obtaining the approval of our common stockholders and our independent directors. Additionally, at times when our common stock is trading below its NAV per share, our dividend yield may exceed the weighted average returns that we would expect to realize on new investments that would be made with the proceeds from the sale of such stock, making it unlikely that we would determine to issue additional shares in such circumstances. Thus, for as long as our common stock may trade below NAV, we will be subject to significant constraints on our ability to raise capital through the issuance of common stock. Additionally, an extended period of time in which we are unable to raise capital may restrict our ability to grow and adversely impact our ability to increase or maintain our distributions.

Common stockholders may incur dilution if we sell shares of our common stock in one or more offerings at prices below the then current NAV per share of our common stock.

At our most recent annual meeting of stockholders on February 13, 2014, our stockholders approved a proposal designed to allow us to sell shares of our common stock below the then current NAV per share of our common stock in one or more offerings for a period of one year from the date of such approval, subject to certain conditions (including, but not limited to, that the number of common shares issued and sold pursuant to such authority does not exceed 25.0% of our then outstanding common stock immediately prior to each such sale). Absent such stockholder approval, we would not be able to access the capital markets in an offering at below the then current NAV per share due to restrictions applicable to BDCs under the 1940 Act. At the upcoming annual stockholders meeting scheduled for February 12, 2015, our stockholders will again be asked to vote in favor of renewing this proposal for another year. During the past year, our common stock has traded at times below NAV. Any decision to sell shares of our common stock below the then current NAV per share of our common stock would be subject to the determination by our Board of Directors that such issuance is in our and our stockholders’ best interests.

If we were to sell shares of our common stock below NAV per share, such sales would result in an immediate dilution to the NAV per share. This dilution would occur as a result of the sale of shares at a price below the then current NAV per share of our common stock and a proportionately greater decrease in a stockholder’s interest in our earnings and assets and voting interest in us than the increase in our assets resulting from such issuance. The greater the difference between the sale price and the NAV per share at the time of the offering, the more significant the dilutive impact would be. Because the number of shares of common stock that could be so issued and the timing of any issuance is not currently known, the actual dilutive effect, if any, cannot be currently predicted. However, if, for example, we sold an additional 10.0% of our common stock at a 5.0% discount from NAV, a stockholder who did not participate in that offering for its proportionate interest would suffer NAV dilution of up to 0.5% or $5 per $1,000 of NAV.

If we fail to pay dividends on our Series 2021 Term Preferred Stock for two years, the holders of our Series 2021 Term Preferred Stock will be entitled to elect a majority of our directors.

The terms of our Series 2021 Term Preferred Stock provide for annual dividends in the amount of $1.6875 per outstanding share of Series 2021 Term Preferred Stock. In accordance with the terms of our Series 2021 Term Preferred Stock, if dividends thereon are unpaid in an amount equal to at least two years of dividends, the holders of Series 2021 Term Preferred Stock will be entitled to elect a majority of our Board of Directors.

Other Risks

We could face losses and potential liability if intrusion, viruses or similar disruptions to our technology jeopardize our confidential information, whether through breach of our network security or otherwise.

Maintaining our network security is of critical importance because our systems store highly confidential financial models and portfolio company information. Although we have implemented, and will continue to implement, security measures, our technology platform is and will continue to be vulnerable to intrusion, computer viruses or similar disruptive problems caused by transmission from unauthorized users. The misappropriation of proprietary information could expose us to a risk of loss or litigation.

Terrorist attacks, acts of war, or national disasters may affect any market for our common stock, impact the businesses in which we invest, and harm our business, operating results, and financial conditions.

Terrorist acts, acts of war, or national disasters have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, or national disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results, and financial condition. Losses from terrorist attacks and national disasters are generally uninsurable.

Proposed legislation may allow us to incur additional leverage.

As a BDC, we are generally not permitted to incur indebtedness (which includes senior securities representing indebtedness and senior securities that are stock) unless immediately after such borrowing we have an asset coverage (as defined in Section 18(h) of the 1940 Act) of at least 200.0% (i.e. the amount of borrowings may not exceed 50.0% of the value of our assets). Various pieces of legislation that have been introduced by the federal government, if passed, could modify this section of the 1940 Act and increase the amount of such indebtedness that BDCs may incur and making the asset coverage requirement inapplicable for senior securities that are stock, such as preferred stock. Our preferred stock is currently considered a senior security that is stock and so for this 200.0% asset coverage threshold is included as total indebtedness. However, if this proposed legislation is passed, the 1940 Act may not limit our ability to issue preferred stock in the future. As a result, we may be able to issue an increased amount of senior securities and incur additional indebtedness in the future. There can be no assurance in what form this proposed legislation will be passed, or at all.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained or incorporated by reference in this prospectus or any accompanying prospectus supplement, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) the recurrence of adverse events in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker and Robert L. Marcotte; (4) changes in our investment objectives and strategy; (5) availability, terms (including the possibility of interest rate volatility) and deployment of capital; (6) changes in our industry, interest rates, exchange rates or the general economy; (7) the degree and nature of our competition; (8) our ability to maintain our qualification as a RIC and as a Business Development Company; and (9) those factors described in the “Risk Factors” section of this prospectus and any accompanying prospectus supplement. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus. The forward-looking statements contained or incorporated by reference in this prospectus or any accompanying prospectus supplement are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section  27A of the Securities Act.

USE OF PROCEEDS

Unless otherwise specified in any prospectus supplement accompanying this prospectus, we expect to use the net proceeds from the sale of the Securities first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. For the year ended September 30, 2014, indebtedness under our Credit Facility had a weighted average interest rate of approximately 6.3% and the revolving period ends on January 19, 2016. We anticipate that substantially all of the net proceeds of any offering of Securities will be utilized in the manner described above within three months of the completion of such offering. Pending such utilization, we intend to invest the net proceeds of any offering of Securities primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

We currently intend to distribute in the form of cash dividends, a minimum of 90% of our annual ordinary income and short-term capital gains, if any, to our stockholders in the form of monthly dividends. We intend to retain long-term capital gains and treat them as deemed distributions for tax purposes. We report the estimated tax characterization of each dividend when declared while the actual tax characterization of dividends are reported annually to each stockholder on IRS Form 1099-DIV. There is no assurance that we will achieve investment results or maintain a tax status that will permit any specified level of cash distributions or year-to-year increases in cash distributions. At the option of a holder of record of common stock, all cash distributions paid with respect to our common stock can be reinvested automatically under our dividend reinvestment plan in additional whole and fractional shares of our common stock. A stockholder whose shares are held in the name of a broker or other nominee should contact the broker or nominee regarding participation in a dividend reinvestment plan. See “Risk Factors — Risks Related to Our Regulation and Structure — We will be subject to corporate-level tax if we are unable to satisfy Code requirements for RIC qualification;” “Dividend Reinvestment Plan;” and “Material U.S. Federal Income Tax Considerations.”

Our common stock is quoted on the NASDAQ under the symbol “GLAD.” Our common stock has historically traded at prices both above and below its NAV. There can be no assurance that any premium to NAV will be attained or maintained. As of November 20, 2014 there were 41 stockholders of record, meaning individuals or entities that we carry in our records as the registered holder (although not necessarily the beneficial owner) of our common stock.

The following table sets forth the range of high and low intraday sale prices of our common stock as reported on the NASDAQ and the distributions declared by us for the last two completed fiscal years and the current fiscal year through January 28, 2015.

COMMON SHARE PRICE DATA

	NAV(1)	High	Low	Distribution Declared	(Discount) or Premium of High Sales Price to NAV(2)	(Discount) or Premium of Low Sales Price to NAV(2)
Fiscal Year ending September 30, 2013(3)
First Quarter	$9.17	$9.02	$7.25	$0.21	(1.6)%	(20.9)%
Second Quarter	8.91	9.46	8.24	0.21	6.2	(7.5)
Third Quarter	8.60	9.45	7.76	0.21	9.9	(9.8)
Fourth Quarter	9.81	8.92	8.05	0.21	(9.1)	(17.9)
Fiscal Year ending September 30, 2014(4)
First Quarter	10.10	9.92	8.60	0.21	(1.8)	(14.9)
Second Quarter	9.79	10.37	9.27	0.21	5.9	(5.3)
Third Quarter	8.62	10.21	9.41	0.21	18.4	9.2
Fourth Quarter	9.51	10.27	8.06	0.21	8.0	(15.2)
Fiscal Year ending September 30, 2015(5)
First Quarter	*	9.41	8.02	0.21	*	*
Second Quarter (through January 28, 2015)	*	8.75	7.25	0.21	*	*

(1)	NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low intraday sale prices. The NAV per shares shown are based on outstanding shares at the end of each period.
(2)	The (discounts) premiums to NAV per share set forth in these columns represent the high or low, as applicable, intraday sale price per share for the relevant quarter minus the NAV per share as of the end of such quarter, and therefore may not reflect the (discount) premium to NAV per share on the date of the high and low intraday sale prices.
(3)	For the fiscal year ended September 30, 2013, common stockholder distributions declared and paid exceeded our accumulated earnings and profits (after taking into account term preferred stock dividends), which resulted in a partial return of capital of approximately $1.3 million, or approximately $0.06 per share. The return of capital for the year ended September 30, 2013, primarily resulted from GAAP realized losses being recognized as ordinary losses for federal income tax purposes.
(4)	For the fiscal year ended September 30, 2014, common stockholder distributions declared and paid exceeded our accumulated earnings and profits (after taking into account term preferred stock dividends), which resulted in a partial return of capital of approximately $15.2 million, or approximately $0.72 per share. The return of capital for the year ended September 30, 2014, primarily resulted from GAAP realized losses being recognized as ordinary losses for federal income tax purposes.
(5)	The characterization of the common stockholder distributions declared and paid for the fiscal year ending September 30, 2015 will be determined at fiscal year-end based upon taxable income for the full year and distributions paid during the full year.
*	Not yet available, as the NAV per share as of the end of this quarter has not yet been determined.

The following are our outstanding classes of securities as of December 31, 2014.

Title of Class	Amount Authorized	Amount Held by us or for Our Account	Amount Outstanding
Common Stock	46,000,000	—	21,000,160
6.75% Series 2021 Term Preferred Stock	4,000,000	—	2,440,000

RATIOS OF EARNINGS TO FIXED CHARGES

For the years ended September 30, 2014, 2013, 2012, 2011 and 2010, the ratios of three income metrics to fixed charges of the Company, computed as set forth below, were as follows:

Year Ended September 30,
	2014	2013	2012	2011		2010
Net investment income plus fixed charges to fixed charges	3.5x	3.6x	3.3x	5.5x		4.0x
Net investment income plus realized losses plus fixed charges to fixed charges	1.9x	2.8x	1.8x	5.2x		3.5x
Net increase (decrease) in net assets resulting from operations plus fixed charges to fixed charges(A)	2.6x	5.5x	0.0x	(4.2x	)	3.8x

For purposes of computing the ratios, fixed charges include interest expense on borrowings, dividend expense on mandatorily redeemable preferred stock and amortization of deferred financing fees.

(A)	Due to unrealized depreciation of certain investments during each of the years ended September 30, 2012 and 2011, the ratio of earnings to fixed charges were less than 1:1. We would have needed to generate additional earnings of approximately $8.0 and $21.5 million in each respective year to achieve a coverage ratio of 1:1.

CONSOLIDATED SELECTED FINANCIAL DATA

The following consolidated selected financial data for the fiscal years ended September 30, 2014, 2013, 2012, 2011 and 2010 are derived from our audited consolidated financial statements. The other data included in the second table below is unaudited. The data should be read in conjunction with our accompanying consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

(dollar amounts in thousands, except per share and per unit data)

	Year Ended September 30,
	2014	2013	2012	2011	2010
Statement of Operations Data:
Total Investment Income	$36,585	$36,154	$40,322	$35,211	$35,539
Total Expenses, Net of Credits from Adviser	18,217	17,768	21,278	16,799	17,780

Net Investment Income	18,368	18,386	19,044	18,412	17,759

Net Realized and Unrealized (Loss) Gain on Investments, Borrowings and Other	(7,135)	13,833	(27,052)	(39,511)	(1,365)

Net Increase (Decrease) in Net Assets Resulting from Operations	$11,233	$32,219	$(8,008)	$(21,099)	$16,394

Per Share Data:
Net Investment Income per Common Share – Basic and Diluted(A)	$0.87	$0.88	$0.91	$0.88	$0.84
Net Increase (Decrease) in Net Assets Resulting from Operations per Common Share - Basic and Diluted(A)	0.53	1.53	(0.38)	(1.00)	0.78
Cash Distributions Declared Per Common Share	0.84	0.84	0.84	0.84	0.84
Statement of Assets and Liabilities Data:
Total Assets	$301,429	$295,091	$293,402	$317,624	$270,518
Net Assets	199,660	205,992	188,564	213,721	249,246
Net Asset Value Per Common Share	9.51	9.81	8.98	10.16	11.85
Common Shares Outstanding	21,000,160	21,000,160	21,000,160	21,039,242	21,039,242
Weighted Common Shares Outstanding – Basic and Diluted	21,000,160	21,000,160	21,011,123	21,039,242	21,060,351
Senior Securities Data:
Borrowings under Credit Facility, at cost(B)	$36,700	$46,900	$58,800	$99,400	$16,800
Mandatorily redeemable preferred stock(B)	61,000	38,497	38,497	—	—
Asset coverage ratio (C)	305%	341%	296%	315%	1,419%
Asset coverage per unit (D)	$3,054	$3,410	$2,963	$3,150	$14,187

(A)	Per share data is based on the weighted average common stock outstanding for both basic and diluted.
(B)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information regarding our level of indebtedness.
(C)

As a BDC, we are generally required to maintain an asset coverage ratio (as defined in Section 18(h) of the 1940 Act) of at least 200.0% on our Senior Securities. Our mandatorily redeemable preferred stock is a Senior Security that is stock.

(D)	Asset coverage per unit is the asset coverage ratio expressed in terms of dollar amounts per one thousand dollars of indebtedness.

	Year Ended September 30,
	2014	2013	2012	2011	2010
Other Unaudited Data:
Number of Portfolio Companies at Year End	45	47	50	59	39
Average Size of Portfolio Company Investment at Cost	$7,762	$7,069	$7,300	$6,488	$7,654
Principal Amount of New Investments	81,731	80,418	45,050	110,903	23,245
Proceeds from Loan Repayments and Investments Sold	72,560	117,048	73,857	50,002	85,634
Weighted Average Yield on Investments(E)	11.47%	11.63%	11.25%	11.21%	11.03%
Total Return(F)	9.62	9.90	41.39	(33.77)	37.46

(E)	Weighted average yield on investments equals interest income on investments divided by the weighted average interest-bearing principal balance throughout the fiscal year.
(F)

Total return equals the change in the ending market value of our common stock from the beginning of the fiscal year, taking into account dividends reinvested in accordance with the terms of our dividend reinvestment plan. Total return does not take into account distributions that may be characterized as a return of capital. For further information on the estimated character of our distributions to common stockholders, please refer to Note 9—Distributions to Common Stockholders elsewhere in this prospectus.

SELECTED QUARTERLY DATA (UNAUDITED)

	Year Ended September 30, 2014
	Quarter Ended December 31, 2013	Quarter Ended March 31, 2014	Quarter Ended June 30, 2014	Quarter Ended September 30, 2014
Total investment income	$8,392	$9,331	$10,180	$8,682
Net investment income	4,410	4,485	5,063	4,410
Net increase (decrease) in net assets resulting from operations	10,506	(2,102)	(20,175)	23,004
Net Increase (Decrease) in Net Assets Resulting From Operations per Weighted Average Common Share (Basic and Diluted)	$0.50	$(0.10)	$(0.96)	$1.09

	Year Ended September 30, 2013
	Quarter Ended December 31, 2012	Quarter Ended March 31, 2013	Quarter Ended June 30, 2013	Quarter Ended September 30, 2013
Total investment income	$9,828	$8,424	$8,551	$9,351
Net investment income	4,859	4,410	4,410	4,707
Net increase (decrease) in net assets resulting from operations	8,366	(2,763)	(2,059)	28,675
Net Increase (Decrease) in Net Assets Resulting From Operations per Weighted Average Common Share (Basic and Diluted)	$0.40	$(0.13)	$(0.10)	$1.36

	Year Ended September 30, 2012
	Quarter Ended December 31, 2011	Quarter Ended March 31, 2012	Quarter Ended June 30, 2012	Quarter Ended September 30, 2012
Total investment income	$9,320	$10,996	$9,961	$10,045
Net investment income	4,418	5,216	4,869	4,541
Net (decrease) increase in net assets resulting from operations	(1,289)	(1,603)	(10,580)	5,464
Net (Decrease) Increase in Net Assets Resulting From Operations per Weighted Average Common Share (Basic and Diluted)	$(0.06)	$(0.08)	$(0.50)	$0.26

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following analysis of our financial condition and results of operations should be read in conjunction with our accompanying Consolidated Financial Statements and the notes thereto contained elsewhere in this prospectus. Historical financial condition and results of operations and percentage relationships among any amounts in the financial statements are not necessarily indicative of financial condition, results of operations or percentage relationships for any future periods. Except per share amounts, dollar amounts in the tables included herein are in thousands unless otherwise indicated.

OVERVIEW

General

We were incorporated under the Maryland General Corporation Law on May 30, 2001. We operate as an externally managed, closed-end, non-diversified management investment company, and have elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for federal income tax purposes we have elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). As a BDC and a RIC, we are subject to certain constraints, including limitations imposed by the 1940 Act and the Code.

We were established for the purpose of investing in debt and equity securities of established private business operating in the United States (“U.S.”). Our investment objectives are to: (1) achieve and grow current income by investing in debt securities of established businesses that we believe will provide stable earnings and cash flow to pay expenses, make principal and interest payments on our outstanding indebtedness and make distributions to stockholders that grow over time; and (2) provide our stockholders with long-term capital appreciation in the value of our assets by investing in equity securities of established businesses that we believe can grow over time to permit us to sell our equity investments for capital gains. To achieve our investment objectives, our investment strategy is to invest in several categories of debt and equity securities, with each investment generally ranging from $5 million to $25 million, although investment size may vary, depending upon our total assets or available capital at the time of investment. We expect that our investment portfolio over time will consist of approximately 95.0% debt investments and 5.0% equity investments, at cost. As of September 30, 2014, our investment portfolio was made up of approximately 91.6% debt investments and 8.4% equity investments, at cost.

We focus on investing in small and medium-sized private businesses in the U.S. that meet certain criteria, including, but not limited to, the following: the sustainability of the business’ free cash flow and its ablity to grow it over time, adequate assets for loan collateral, experienced management teams with a significant ownership interest in the borrower, reasonable capitalization of the borrower, including an ample equity contribution or cushion based on prevailing enterprise valuation multiples and, to a lesser extent, the potential to realize appreciation and gain liquidity in our equity position, if any. We lend to borrowers that need funds for growth capital or to finance acquisitions or recapitalize or refinance their existing debt facilities. We seek to avoid investing in high-risk, early-stage enterprises. Our targeted portfolio companies are generally considered too small for the larger capital marketplace. We invest by ourselves or jointly with other funds and/or management of the portfolio company, depending on the opportunity. If we are participating in an investment with one or more co-investors, our investment is likely to be smaller than if we were investing alone.

In July 2012, the Securities and Exchange Commission (“SEC”) granted us an exemptive order that expands our ability to co-invest with certain of our affiliates by permitting us, under certain circumstances, to co-invest with Gladstone Investment Corporation (“Gladstone Investment”) and any future business development company or closed-end management investment company that is advised (or sub-advised if it controls the fund) by our external investment adviser or any combination of the foregoing subject to the conditions in the SEC’s order. We believe this ability to co-invest will continue to enhance our ability to further our investment objectives and strategies.

In general, our investments in debt securities have a term of no more than seven years, accrue interest at variable rates (generally based on the one-month London Interbank Offered Rate (“LIBOR”)) and, to a lesser extent, at fixed rates. We seek debt instruments that pay interest monthly or, at a minimum, quarterly, have a success fee or deferred interest provision and are primarily interest only with all principal and any accrued but unpaid interest due at maturity. Generally, success fees accrue at a set rate and are contractually due upon a change of control in the business. Some debt securities have deferred interest whereby some portion of the interest payment is added to the principal balance so that the interest is paid, together with the principal, at maturity. This form of deferred interest is often called paid-in-kind (“PIK”) interest.

Typically, our equity investments consist of common stock, preferred stock, limited liability company interests, or warrants to purchase the foregoing. Often, these equity investments occur in connection with our original investment, recapitalizing a business, or refinancing existing debt.

We are externally managed by our investment advisor, Gladstone Management Corporation (the “Adviser”), a SEC registered investment adviser and an affiliate of ours, pursuant to an investment advisory and management agreement (the “Advisory Agreement”). The Adviser manages our investment activities. We have also entered into an administration agreement (the “Administration Agreement”) with Gladstone Administration, LLC (the “Administrator”), an affiliate of ours and the Adviser, whereby we pay separately for administrative services.

Our shares of common stock and 6.75% Series 2021 Term Preferred Stock (our “Series 2021 Term Preferred Stock”) are traded on the NASDAQ Global Select Market (“NASDAQ”) under the trading symbols “GLAD” and “GLADO,” respectively.

Business Environment

The strength of the global economy and the U.S. economy in particular, continues to be uncertain, although economic conditions generally appear to be improving, albeit slowly. The impacts from the 2008 recession in general, and the resulting disruptions in the capital markets in particular, have had lingering effects on our liquidity options and increased our cost of debt and equity capital. Many of our portfolio companies, as well as those small and medium-sized companies that we evaluate for prospective investment, may remain vulnerable to the impacts of the uncertain economy which impacts their ability to repay our loans or engage in a liquidity event, such as a sale, recapitalization or initial public offering. Concerns linger over the ability of the U.S. Congress to pass additional debt ceiling legislation prior to March 2015, given the budget impasse that resulted in the partial shutdown of the U.S. government in October 2013. Uncertain political, regulatory and economic conditions could also disproportionately impact some of the industries in which we have invested, causing us to be more vulnerable to losses in our portfolio, resulting in an increase in the number of our non-performing assets and a decrease in the fair market value of our portfolio.

We believe several factors impacting commercial banks, including consolidation, capital constraints and regulatory changes, have benefited our fund and other lenders like us. There has been, however, increased competitive pressure in the middle market lending marketplace from other BDCs and other investment companies, as well as small banks and some private investors, for senior and senior subordinated debt. We have seen an increase in refinancing and recapitalization transactions and there has been increased competitive pressures resulting in reduced investment yields and/or higher leverage and increasingly riskier investments in the middle market segment we focus on. In addition, there has been an increase in new entrants (financial services companies, BDCs and other investment funds) seeking to capitalize on middle market lending opportunities. Many of our competitors have lower cost of capital than we do and also may be willing to take on riskier investments than we are. We do not know if general economic conditions will continue to improve or if adverse conditions will recur and we do not know the full extent to which the inability of the U.S. government to address its fiscal condition in the near and long term will affect us. If market instability persists or intensifies, we may experience difficulty in raising capital. In summary, we believe we are in a prolonged economic recovery; however, we do not know the full extent to which the impact of the of the current economic conditions will affect us or our portfolio companies.

Portfolio Activity

While conditions remain somewhat challenging in the marketplace, we believe that the current credit environment provides many investment opportunities that are consistent with our investment objectives and strategies and whereby we can achieve attractive risk-adjusted returns. During the year ended September 30, 2014, we invested in 13 new proprietary and syndicate investments totaling $81.7 million; however, 13 portfolio companies paid off early during the year, for an aggregate of $53.5 million in unscheduled payoffs. Additionally, we have continued to focus on challenged investments over this last fiscal year and decided to sell two companies for aggregate net proceeds of $4.7 million and a combined realized loss of $13.5 million, resulting in a net contraction of two portfolio companies year over year. We will continue to manage any non-strategic investments to an orderly exit.

During the year ended September 30, 2014, our eight new proprietary investments provided a weighted average current pay interest rate of 11.8%, a going in weighted average leverage of 3.2x, a current weighted average life of 4.6 years and a mix of approximately 60.0% subordinated and 40.0% senior investments, all based on the originating debt principal balances. Included in these new proprietary investments were four portfolio companies where we co-invested with Gladstone Investment, as discussed further under “Investment Highlights.” Subsequent to September 30, 2014, we have invested $4.0 million in a follow-on syndicate investment, also discussed under “Investment Highlights.”

Capital Raising Efforts

Despite the challenges in the economy for the past several years, we met our capital needs through enhancements to our
$137.0 million revolving line of credit (our “Credit Facility”) and by accessing the capital markets in the form of public offerings of preferred stock. For example, in May 2014, we issued approximately 2.4 million shares of our Series 2021 Term Preferred Stock (for gross proceeds of $61.0 million), which we used to redeem our previously issued 7.125% Series 2016 Term Preferred Stock (“Series 2016 Term Preferred Stock”) issued in November 2011 and also to primarily repay outstanding borrowings on our Credit Facility. Refer to “Liquidity and Capital Resources — Equity — Series 2021 Term Preferred Stock” for further discussion of our term preferred stock. In addition, in January 2013, we removed the LIBOR minimum of 1.5% on advances on our Credit Facility and in April 2013, we extended the revolving period end date for an additional year to January 19, 2016. Refer to “Liquidity and Capital Resources — Revolving Credit Facility” for further discussion of our revolving line of credit.

Although we were able to access the capital markets in 2014, we believe uncertain market conditions continue to affect the trading price of our capital stock and thus may inhibit our ability to finance new investments through the issuance of equity. The current volatility in the credit market and the uncertainty surrounding the U.S. economy have led to significant stock market fluctuations, particularly with respect to the stock of financial services companies like ours. During times of increased price volatility, our common stock may be more likely to trade at a price below our net asset value (“NAV”) per share, which is not uncommon for BDCs like us.

On November 28, 2014, the closing market price of our common stock was $9.24, a 2.9% discount to our September 30, 2014, NAV per share of $9.51. When our stock trades below NAV per common share, as it has, at times, traded over the last several years, our ability to issue equity is constrained by provisions of the 1940 Act, which generally prohibits the issuance and sale of our common stock below NAV per common share without stockholder approval, other than through sales to our then-existing stockholders pursuant to a rights offering. At our annual meeting of stockholders held on February 13, 2014, our stockholders approved a proposal which authorizes us to sell shares of our common stock at a price below our then current NAV per common share subject to certain limitations (including, but not limited to, that the number of shares issued and sold pursuant to such authority does not exceed 25.0% of our then outstanding common stock immediately prior to each such sale) for a period of one year from the date of approval, provided that our board of directors (our “Board” or “Board of Directors”) makes certain determinations prior to any such sale. At the upcoming annual stockholders meeting scheduled for February 12, 2015, our stockholders will again be asked to vote in favor of renewing this proposal for another year, although we have never utilized this authorization.

The current uncertain and volatile economic conditions may also continue to cause the value of the collateral securing some of our loans to fluctuate, as well as the value of our equity investments, which has impacted and may continue to impact our ability to borrow under our Credit Facility. Additionally, our Credit Facility contains covenants regarding the maintenance of certain minimum loan concentrations and net worth, which are affected by the decrease in value of our portfolio. Failure to meet these requirements would result in a default which, if we are unable to obtain a waiver from our lenders, would cause an acceleration of our repayment obligations under our Credit Facility. As of September 30, 2014, we were in compliance with all of our Credit Facility’s covenants.

Regulatory Compliance

Challenges in the current market are intensified for us by certain regulatory limitations under the Code and the 1940 Act, as well as contractual restrictions under the agreement governing our Credit Facility that further constrain our ability to access the capital markets. To qualify to be taxed as a RIC, we must distribute at least 90.0% of our “investment company taxable income,” which is generally our net ordinary income plus the excess of our net short-term capital gains over net long-term capital losses. Because we are required to satisfy the RIC annual stockholder distribution requirement, and because the illiquidity of many of our investments makes it difficult for us to finance new investments through the sale of current investments, our ability to make new investments is highly dependent upon external financing. Our external financing sources include the issuance of equity securities, debt securities or other leverage, such as borrowings under our Credit Facility. Our ability to seek external debt financing, to the extent that it is available under current market conditions, is further subject to the asset coverage limitations of the 1940 Act that require us to have an asset coverage ratio (as defined in Section 18(h) of the 1940 Act) of at least 200.0% on our senior securities representing indebtedness and our senior securities that are stock, (our “Senior Securities”).

We expect that, given these regulatory and contractual constraints in combination with current market conditions, debt and equity capital may be costly for us to access in the near term. However, we believe that our recent amendments to our Credit

Facility to decrease the interest rate on advances and extend its maturity until 2016 and our ability to co-invest with Gladstone Investment and certain other affiliated investment funds, should increase our ability to make investments in businesses that we believe will be generally resistant to a recession and, as a result, will be likely to achieve attractive long-term returns for our stockholders. See “Recent Developments” for more information on these transactions.

Going into fiscal year 2015, we intend to continue to work through some of the older investments in our portfolio to enhance overall returns and hope to show our stockholders new conservative investments in businesses with steady cash flows. We are focused on building our pipeline and making investments that meet our objectives and strategies and that provide appropriate returns, in light of the accompanying risks.

Investment Highlights

During the year ended September 30, 2014, we invested an aggregate of $81.7 million in 13 new portfolio companies and an aggregate of $20.3 million in existing portfolio companies. Also, during the year ended September 30, 2014, we exited our investments in two portfolio companies for net proceeds of a combined $4.7 million, and we received scheduled and unscheduled principal repayments of a combined $67.9 million from existing portfolio companies, including 13 early payoffs at par. Since our initial public offering in August 2001, we have made 369 different loans to, or investments in, 185 companies for a total of approximately $1.3 billion, before giving effect to principal repayments on investments and divestitures.

Investment Activity

During the year ended September 30, 2014, we executed the following transactions with certain of our portfolio companies:

Issuances and Originations

During the year ended September 30, 2014, we invested an aggregate of $70.7 million in eight new proprietary portfolio companies and an aggregate of $11.0 million in five new syndicated portfolio companies (The Active Network, Inc., ARSloane Acquisition, LLC, Envision Acquisition Company, LLC, GTCR Valor Companies, Inc. and Vitera Healthcare Solutions, LLC). Below are significant issuances and originations during the year ended September 30, 2014:

•

Alloy Die Casting Co. – In October 2013, we invested $7.0 million in Alloy Die Casting Co. (“ADC”), through a combination of senior term debt and equity. ADC, headquartered in Buena Park, California, is a manufacturer of high quality, finished aluminum and zinc metal components for a diverse range of end markets. This was a co-investment with one of our affiliated funds, Gladstone Investment Corporation (“Gladstone Investment”). Gladstone Investment invested an additional $16.3 million under the same terms as us.

•

Behrens Manufacturing, LLC – In December 2013, we invested $5.5 million in Behrens Manufacturing, LLC (“Behrens”) through a combination of senior term debt and equity. Behrens, headquartered in Winona, Minnesota, is a manufacturer and marketer of high quality, classic looking, utility products and containers. Gladstone Investment participated as a co-investor by investing an additional $12.9 million under the same terms as us.

•

J.America, Inc. – In December 2013, we invested $17.0 million in J.America, Inc. (“J.America”) through senior subordinated term debt. J.America, headquartered in Webberville, Michigan, is a supplier of licensed decorated and undecorated apparel and headwear to collegiate, resort and military markets, wholesale distributors and apparel decorators.

•

Meridian Rack & Pinion, Inc. – In December 2013, we invested $5.6 million in Meridian Rack & Pinion, Inc. (“Meridian”) through a combination of senior term debt and equity. Meridian, headquartered in San Diego, CA, is a provider of aftermarket and OEM replacement automotive parts, which it sells through both wholesale channels and online at www.BuyAutoParts.com. Gladstone Investment participated as a co-investor by investing $13.0 million under the same terms as us.

•

Edge Adhesives Holdings, Inc. – In February 2014, we invested $11.1 million in Edge Adhesives Holdings, Inc. (“Edge”) through a combination of senior term debt, senior subordinated term debt and equity. Edge, headquartered in Fort Worth, TX, is a leading developer and manufacturer of innovative adhesives, sealants, tapes and related solutions used in building products, transportation, electrical and HVAC, among other markets. Gladstone Investment participated as a co-investor by investing $16.7 million under the same terms as us.

•

WadeCo Specialties Inc. – In March 2014, we invested $11.3 million in WadeCo Specialties, Inc. (“WadeCo”) through a combination of senior term debt, senior subordinated term debt and equity. Headquartered in Midland, TX, WadeCo provides production well chemicals to oil well operators used for corrosion prevention, separating oil, gas and water once extracted, bacteria growth management, and conditioning water utilized for hydraulic fracturing.

•

Lignetics, Inc. – In March 2014, we invested $7.0 million in Lignetics, Inc. (“Lignetics”) through a combination of senior subordinated term debt and equity. Lignetics, headquartered in Sandpoint, ID, is a manufacturer and distributor of branded wood pellets, which are used as a renewable fuel source for home and industrial heating, animal bedding, moisture absorption products used in fluid management in the energy production industry, and fire logs and fire starters.

•

Southern Petroleum Laboratories, Inc. – In August 2014, we invested $8.8 million in Southern Petroleum Laboratories, Inc. (“SPL”) through a combination of senior subordinated term debt and equity. SPL, headquartered in Houston, TX, provides the oil and gas production industry with independent lab, measurement and field meter services, and well production allocation services.

Repayments and Exits

During the year ended September 30, 2014, 29 borrowers made principal repayments totaling $67.9 million in the aggregate, consisting of $65.1 million of unscheduled principal and revolver repayments, as well as $2.8 million in contractual principal amortization. Below are significant repayments and exits during the year ended September 30, 2014:

•	Included in the unscheduled principal payments were the net proceeds from the early payoffs at or above par of the following:

•

Syndicated investment payoffs: ARSloane Acquisition, LLC of $5.0 million, Ascend Learning, LLC of
$1.0 million, Allied Security Holdings, Inc. of $1.0 million, Steinway Musical Instruments, Inc. of $0.3 million, SumTotal Systems Inc. of $4.0 million, Wall Street Systems Holdings, Inc. of $3.0 million and WP Evenflo Group Holdings, Inc. (“WP Evenflo”) of $0.4 million. These syndicated payoffs had a weighted average internal rate of return (“IRR”) of 14.7% at payoff

•

Proprietary investment payoffs: Allen Edmonds Shoe Corporation of $19.5 million, International Junior Golf Training Acquisition Company of $5.0 million (“Junior Golf”), Ohana Media Group of $1.4 million, POP Radio, LLC (“POP”) of $7.8 million, Profit Systems Acquisition Co. of $2.0 million and Thibaut Acquisition Co. (“Thibaut”) of $2.1 million. These proprietary payoffs had a weighted average IRR of 12.6% at payoff.

•

LocalTel, LLC – In December 2013, we sold our investment in LocalTel, LLC (“LocalTel”) for net proceeds that are contingent on an earn-out agreement, which resulted in a realized loss of $10.8 million recorded in the three months ended December 31, 2013. LocalTel had been on non-accrual status at the time of the sale.

•

BAS Broadcasting – In March 2014, we sold our investment in BAS Broadcasting (“BAS”) for net proceeds of
$4.7 million, which resulted in a realized loss of $2.8 million recorded in the three months ended March 31, 2014.

Refer to Note 15—Subsequent Events in the accompanying Consolidated Financial Statements included elsewhere in this prospectus for investment activity occurring subsequent to September 30, 2014. Of note, the following significant fundings and exits occurred subsequent to September 30, 2014:

•	Vitera Healthcare Solutions, LLC – In October 2014, we invested $4.0 million in a follow-on investment in Vitera Healthcare Solutoins, LLC.

•

North American Aircraft Services, LLC – In October 2014, we received $2.5 million from the early payoff of the North American Aircraft Services, LLC debt and equity investments, resulting in a realized gain of $1.6 million and success fees of $0.6 million. The resulting IRR at payoff was 18.0%.

•	SourceHOV LLC – In November 2014, we invested $5.0 million in SourceHOV LLC.

Recent Developments

Term Preferred Stock Offering

In May 2014, we completed a public offering of approximately 2.4 million shares of our Series 2021 Term Preferred Stock, at a public offering price of $25.00 per share and a 6.75% annual rate. Net proceeds of the offering, after deducting underwriting discounts, commissions and offering expenses borne by us were approximately $58.5 million and were used to voluntarily redeem all outstanding shares of our then existing Series 2016 Term Preferred Stock and to repay a portion of outstanding borrowings under our Credit Facility. Refer to “Liquidity and Capital Resources — Equity — Series 2021 Term Preferred Stock” for further discussion of our term preferred stock.

Executive Officers

On January 7, 2014, our Board of Directors appointed Robert L. Marcotte as the Company’s president. David Gladstone, the Company’s prior interim president, remained chief executive officer and chairman of the Company.

RESULTS OF OPERATIONS

Comparison of the Year Ended September 30, 2014 to the Year Ended September 30, 2013

	For the Year Ended September 30,
	2014	2013	$ Change	% Change
INVESTMENT INCOME
Interest income	$32,170	$33,533	$(1,363)	(4.1)%
Other income	4,415	2,621	1,794	68.4

Total investment income	36,585	36,154	431	1.2

EXPENSES
Base management fee	5,864	5,622	242	4.3
Loan servicing fee	3,503	3,656	(153)	(4.2)
Incentive fee	4,297	4,343	(46)	(1.1)
Administration fee	853	647	206	31.8
Interest expense on borrowings	2,628	3,182	(554)	(17.4)
Dividend expense on mandatorily redeemable preferred stock	3,338	2,744	594	21.6
Amortization of deferred financing fees	1,247	1,211	36	3.0
Other expenses	2,084	1,540	544	35.3

Expenses before credits from Adviser	23,814	22,945	869	3.8
Credit to base management fee – loan servicing fee	(3,503)	(3,656)	153	(4.2)
Credit to fees from Adviser - other	(2,094)	(1,521)	(573)	37.7

Total expenses net of credits	18,217	17,768	449	2.5

NET INVESTMENT INCOME	18,368	18,386	(18)	(0.1)

NET REALIZED AND UNREALIZED (LOSS) GAIN
Net realized loss on investments and escrows	(12,113)	(5,231)	(6,882)	(131.6)
Net realized loss on extinguishment of debt	(1,297)	—	(1,297)	(100.0)
Net unrealized appreciation of investments	7,389	15,673	(8,284)	(52.9)
Net unrealized (appreciation) depreciation of other	(1,114)	3,391	(4,505)	NM

Net (loss) gain from investments, escrows and other	(7,135)	13,833	(20,968)	(151.6)

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$11,233	$32,219	$(20,986)	(65.1)

PER BASIC AND DILUTED COMMON SHARE
Net investment income	$0.87	$0.88	$(0.01)	(1.1)

Net increase in net assets resulting from operations	$0.53	$1.53	$(1.00)	(65.4)

NM = Not Meaningful

Investment Income

Total interest income decreased by 4.1% for the year ended September 30, 2014, as compared to the prior year period. This decrease was due primarily to the increase in early payoffs at par during the year, resulting in a lower weighted average principal balance of interest-bearing investments compared to the prior year, offset by new investments funding later in the current year. The level of interest income on our investments is directly related to the principal balance of our interest-bearing investment portfolio outstanding during the year, multiplied by the weighted average yield. The weighted average principal balance of our interest-bearing investment portfolio during the year ended September 30, 2014, was $280.4 million, compared to $287.3 million for the prior year, a decrease of $6.9 million, or 2.4%. The weighted average yield on our interest-bearing investments is based on the current stated interest rate on interest-bearing investments and remained consistent year over year at 11.5% for the year ended September 30, 2014 and 11.6% for the year ended September 30, 2013.

As of September 30, 2014, three portfolio companies were on non-accrual status, with an aggregate debt cost basis of approximately $51.4 million, or 16.1% of the cost basis of all debt investments in our portfolio. As of September 30, 2013, two portfolio companies were on non-accrual status, with an aggregate debt cost basis of approximately $39.5 million, or 12.6%, of the cost basis of all debt investments in our portfolio. Effective January 1, 2014, we placed Heartland Communications Group on non-accrual status and effective June 1, 2014 we placed Midwest Metal Distribution, Inc. (“Midwest Metal”) on non-accrual status. During the year ended September 30, 2014, we sold our investment in LocalTel that had been on non-accrual status. See “Overview – Investment Highlights” for more information. During the year ended September 30, 2013, we sold our investments in three portfolio companies that had been on non-accrual status and wrote off our investment in one portfolio company that had been on non-accrual status. There were no other new non-accruals added and no non-accruals were placed on accrual during the years ended September 30, 2014 and 2013.

Other income for the year ended September 30, 2014, consisted primarily of $0.7 million in dividend income received from
FedCap Partners, LLC (“FedCap”), $0.5 million in success fees received related to the early payoff of Thibaut at par, $0.4 million in legal settlement proceeds received related to a portfolio company previously sold, $0.8 million in aggregate of prepaid success fees, dividend income and other fees received from Francis Drilling Fluids, Ltd. (“FDF”), $0.1 million in prepayment fees received from POP, an aggregage of $0.3 million in prepayment fees from the early payoff of five syndicate investments at par and $1.4 million in success fees received related to our sale of substantially all of the assets of Lindmark Acquisition, LLC (“Lindmark”) and the ensuing pay down of our debt investments in Lindmark at par in September 2013. For the year ended September 30, 2013, other income consisted primarily of $1.1 million in success fees received related to the early payoff of Westlake Hardware, Inc. (“Westlake”) at par, $0.6 million in success fees related to the early payoff of CMI Acquisition, LLC (“CMI”) at par and an aggregate of $0.9 million in prepayment fees from the early payoffs of eight of our syndicate investments at par during the prior year.

The following tables list the investment income for our five largest portfolio company investments at fair value during the respective years:

	As of September 30, 2014		Year Ended September 30, 2014
Portfolio Company	Fair Value	% of Portfolio	Investment Income	% of Total Investment Income
RBC Acquisition Corp.	$28,283	10.1%	$2,879	7.9%
Francis Drilling Fluids, Ltd.(A)	22,837	8.1	2,847	7.8
J. America, Inc.(B)	16,648	5.9	1,444	4.0
Funko, LLC(C)	13,508	4.8	1,100	3.0
Defiance Integrated Technologies, Inc.	13,006	4.6	743	2.0

Subtotal—five largest investments	94,282	33.5	9,013	24.7
Other portfolio companies	187,004	66.5	27,557	75.3
Other non-portfolio company income	—	—	15	—

Total Investment Portfolio	$281,286	100.0%	$36,585	100.0%

	As of September 30, 2013		Year Ended September 30, 2013
Portfolio Company	Fair Value	% of Portfolio	Investment Income	% of Total Investment Income
RBC Acquisition Corp.	$30,991	12.1%	$2,416	6.7%
Allen Edmonds Shoe Corporation(D)	19,604	7.6	1,717	4.8
Midwest Metal Distribution, Inc.	17,733	6.9	2,240	6.2
Francis Drilling Fluids, Ltd.(A)	14,667	5.7	1,977	5.4
AG Transportation Holdings, LLC(E)	12,984	5.1	1,407	3.9

Subtotal—five largest investments	95,979	37.4	9,757	27.0
Other portfolio companies	160,899	62.6	26,265	72.6
Other non-portfolio company income	—	—	132	0.4

Total Investment Portfolio	$256,878	100.0%	$36,154	100.0%

(A)	Investment added in May 2012.
(B)	Investment added in December 2013.
(C)	Investment added in May 2013.
(D)	Investment added in December 2012 and exited in December 2013, at par.
(E)	Investment added in December 2012.

Expenses

Expenses, net of credits from the Adviser, increased for the year ended September 30, 2014, by 2.5% as compared to the prior year. This increase was primarily due to increases in dividend expense on our mandatorily redeemable preferred stock and other expenses, which were partially offset by decreases in the net base management and incentive fees and interest expense on our Credit Facility.

The increase of $0.6 million in dividend expense on our mandatorily redeemable preferred stock during the year ended September 30, 2014, as compared to the prior year, was primarily due to the higher monthly distribution amount on our Series 2021 Term Preferred Stock, which was issued in May 2014 and voluntary redemption of our Series 2016 Term Preferred Stock, which was issued in November 2011 and redeemed in May 2014 (resulting in more shares of our Series 2021 Term Preferred Stock being issued and outstanding, partially offset by a lower rate on the new issuance). Refer to “Liquidity and Capital Resources—Equity—Series 2021 Term Preferred Stock” for further discussion of our mandatorily redeemable preferred stock.

The increase of $0.5 million in other expenses during the year ended September 30, 2014, as compared to the prior year, was primarily due to the receipt of certain previously reserved for reimbursable deal expenses in the prior year. Additionally, there were increased due diligence expenses related to certain prospective portfolio companies during the year ended September 30, 2014, when compared to the prior year.

Partially offsetting these increases in expenses were decreases in the net base management and incentive fees of $0.2 million each when compared to the prior year, which were due primarily to the larger credits of each of these fees during the year ended September 30, 2014. During both fiscal years ended September 30, 2014 and 2013, there were incentive fees earned during the year; however, partial incentive fee waivers were provided by the Adviser to ensure distributions to stockholders were covered entirely by net investment income.

The base management fee, loan servicing fee, incentive fee and associated credits are computed quarterly, as described under “Investment Advisory and Management Agreement” in Note 4 of the notes to our accompanying Consolidated Financial Statements and are summarized in the table below:

	Year Ended September 30,
	2014	2013
Average total assets subject to base management fee(A)	$293,200	$281,100
Multiplied by annual base management fee of 2.0%	2.0%	2.0%

Base management fee(B)	5,864	5,622
Portfolio fee credit	(797)	(324)
Senior syndicated loan fee waiver	(117)	(183)

Net Base Management Fee	$4,950	$5,115

Loan servicing fee(B)	$3,503	$3,656
Credit to base management fee – loan servicing fee(B)	(3,503)	(3,656)

Net Loan Servicing Fee	$—	$—

Incentive fee (B)	$4,297	$4,343
Incentive fee credit	(1,180)	(1,014)

Net Incentive Fee	$3,117	$3,329

Portfolio fee credit	$(797)	$(324)
Senior syndicated loan fee waiver	(117)	(183)
Incentive fee credit	(1,180)	(1,014)

Credit to Fees from Adviser - Other(B)	$(2,094)	$(1,521)

(A)

Average total assets subject to the base management fee is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, valued at the end of the four most recently completed quarters within the respective years and appropriately adjusted for any share issuances or repurchases during the applicable year.

(B)	Reflected, on a gross basis, as a line item on our accompanying Consolidated Statement of Operations located elsewhere in this report.

Interest expense on our Credit Facility decreased by $0.6 million for the year ended September 30, 2014, as compared to the prior year, due primarily to decreased borrowings under our Credit Facility, resulting primarily from the repayments made from proceeds on the Series 2021 Term Preferred Stock offering in May 2014. The weighted average balance outstanding on our Credit Facility decreased year over year from $53.2 million as of September 30, 2013 to $41.9 million as of September 30, 2014, a decrease of 21.2%. Additionally, the decrease in interest expense for the year ended September 30, 2014, as compared to the prior year, was due to the January 2013 amendment of our Credit Facility to remove the LIBOR minimum of 1.5% on advances.

Realized Loss and Unrealized Appreciation

Net Realized Loss on Investments and Escrows

For the year ended September 30, 2014, we recorded a net realized loss on investments and escrows of $12.1 million, which primarily consisted of realized losses of $10.8 million due to our sale of LocalTel for proceeds contingent on an earn-out and $2.8 million due to our sale of BAS for net proceeds of $4.7 million. Partially offsetting these realized losses, was the realized gain of $1.0 million we recognized on the exit of WP Evenflo.

For the year ended September 30, 2013, we recorded a net realized loss on investments and escrows of $5.2 million, which primarily consisted of realized losses of $2.9 million related to the sale of Kansas Cable Holdings, Inc. (“KCH”) for net proceeds of
$0.6 million, $2.4 million related to the sale of Viapack, Inc. (“Viapack”) for net proceeds of $5.9 million and $0.9 million related to the write off of Access Television Network, Inc. (“Access TV”). These realized losses were partially offset by realized gains of $1.0 million, which consisted of a combined $0.5 million of escrowed proceeds and tax refunds received in connection with exits on two investments in fiscal year 2012 and an aggregate of $0.5 million of unamortized discounts related to the early payoffs at par of 12 syndicated investments during the year.

Realized Loss on Extinguishment of Debt

Realized loss on extinguishment of debt of $1.3 million for the year ended September 30, 2014, is comprised primarily of our unamortized deferred financing costs at the time of the voluntary redemption of our then existing Series 2016 Term Preferred Stock in May 2014.

Net Unrealized Appreciation of Investments

Net unrealized appreciation (depreciation) of investments is the net change in the fair value of our investment portfolio during the year, including the reversal of previously recorded unrealized appreciation or depreciation when gains and losses are actually realized. During the year ended September 30, 2014, we recorded net unrealized appreciation of investments in the aggregate amount of
$7.4 million, which included the reversal of an aggregate of $18.0 million in cumulative unrealized depreciation primarily related to the repayment of principal in full at par on Junior Golf and the sales of BAS and LocalTel during the fiscal year. Excluding reversals, we recorded $10.6 million in net unrealized depreciation for the year ended September 30, 2014. Over our entire portfolio, the net unrealized depreciation (excluding reversals) for the year ended September 30, 2014, consisted of approximately $16.3 million of depreciation on our debt investments and approximately $5.7 million of appreciation on our equity investments.

The net realized (loss) gain and unrealized appreciation (depreciation) across our investments for the year ended September 30, 2014, were as follows:

	Year Ended September 30, 2014
Portfolio Company	Realized (Loss) Gain	Unrealized Appreciation (Depreciation)	Reversal of Unrealized Depreciation (Appreciation)	Net Gain (Loss)
Defiance Integrated Technologies, Inc.	$—	$4,594	$—	$4,594
BAS Broadcasting	(2,765)	187	6,905	4,327
Funko, LLC	—	4,162	—	4,162
Legend Communications of Wyoming, LLC	—	2,729	—	2,729
International Junior Golf Training Acquisition Company	—	(6)	2,261	2,255
Sunshine Media Holdings	—	1,955	—	1,955
North American Aircraft Services, LLC	—	1,755	—	1,755
Francis Drilling Fluids, Ltd.	—	1,186	—	1,186
WP Evenflo Group Holdings, Inc.	988	1,105	(1,002)	1,091
Sunburst Media – Louisiana, LLC	—	974	—	974
Edge Adhesives Holdings, Inc.	—	579	—	579
Westland Technologies, Inc.	—	405	—	405
J. America, Inc.	—	(352)	—	(352)
LocalTel, LLC	(10,768)	—	10,218	(550)
Alloy Die Casting Co.	—	(643)	—	(643)
Lindmark Acquisition, LLC	—	(827)	—	(827)
FedCap Partners, LLC	—	(827)	—	(827)
Ameriqual Group, LLC	—	(838)	—	(838)
Saunders and Associates	—	(3,945)	—	(3,945)
Precision Acquisition Group Holdings, Inc.	—	(4,601)	—	(4,601)
RBC Acquisition Corp.	—	(5,330)	—	(5,330)
Midwest Metal Distribution, Inc.	—	(12,892)	—	(12,892)
Other, net (<$250)	432	43	(406)	69

Total:	$(12,113)	$(10,587)	$17,976	$(4,724)

The largest driver of our net unrealized depreciation (excluding reversals) for the year ended September 30, 2014, was the decreases in comparable multiples used in valuations and a decline in the financial and operational performance of Midwest Metal and RBC Acquisition Corp. (“RBC”) resulting in $12.9 million and $5.3 million, respectively, of net unrealized depreciation during the year. Partially offsetting this net unrealized depreciation for the year ended September 30, 2014, was the net unrealized appreciation on Defiance Integrated Technologies, Inc. (“Defiance”) of $4.6 million and and on Funko, LLC (“Funko”) of $4.2 million due to increases in comparable multiples used in valuations and incremental improvements in the financial and operational performance of these portfolio companies.

During the year ended September 30, 2013, we recorded net unrealized appreciation of investments in the aggregate amount of
$15.7 million, which included the reversal of an aggregate of $26.0 million in unrealized depreciation primarily related to the repayment of principal in full at par on Lindmark, the sales of Viapack and KCH, and the write off of Access TV. Excluding reversals, we recorded $10.4 million in net unrealized depreciation for the year ended September 30, 2013. Over our entire portfolio, the net unrealized depreciation (excluding reversals) for the year ended September 30, 2013, consisted of approximately $5.3 million of depreciation on our debt investments and approximately $5.1 million of depreciation on our equity investments.

The net realized (loss) gain and unrealized (depreciation) appreciation across our investments for the year ended September 30, 2013, were as follows:

	Year Ended September 30, 2013
Portfolio Company	Realized (Loss) Gain	Unrealized (Depreciation) Appreciation	Reversal of Unrealized Depreciation (Appreciation)	Net Gain (Loss)
Lindmark Acquisition, LLC	$—	$(224)	$14,006	$13,782
Viapack, Inc.	(2,407)	—	6,660	4,253
RBC Acquisition Corp.	—	2,159	—	2,159
Sunshine Media Holdings	—	1,632	—	1,632
Westlake Hardware, Inc.	—	—	640	640
GFRC Holdings, LLC	—	572	—	572
North American Aircraft Services LLC	—	505	8	513
CMI Acquisition, LLC	—	(927)	1,426	499
Kansas Cable Holdings, Inc.	(2,906)	401	2,922	417
Funko, LLC	—	396	—	396
FedCap Partners, LLC	—	384	—	384
Allison Publications, LLC	—	265	—	265
Access Television Network, Inc.	(872)	—	903	31
Saunders & Associates	—	(296)	—	(296)
WP Evenflo Group Holdings, Inc.	—	(443)	3	(440)
Francis Drilling Fluids, Ltd.	—	(718)	—	(718)
Westland Technologies, Inc.	—	(825)	—	(825)
Targus Group International, Inc.	—	(881)	—	(881)
Heartland Communications Group	—	(951)	—	(951)
AG Transportation Holdings, LLC	—	(1,078)	—	(1,078)
Precision Acquisition Group Holdings, Inc.	—	(1,193)	—	(1,193)
LocalTel, LLC	—	(1,209)	—	(1,209)
BAS Broadcasting	—	(1,493)	—	(1,493)
Legend Communications of Wyoming, LLC	—	(1,557)	—	(1,557)
Sunburst Media – Louisiana, LLC	—	(1,650)	—	(1,650)
Midwest Metal Distribution, Inc.	—	(2,101)	—	(2,101)
Defiance Integrated Technologies, Inc.	—	(2,246)	—	(2,246)
Other, net (<$250)	954	1,123	(540)	1,537

Total:	$(5,231)	$(10,355)	$26,028	$10,442

The largest driver of our net unrealized depreciation (excluding reversals) for the year ended September 30, 2013,was due to a decline in financial and operational performance of Defiance and Midwest Metal resulting in $2.2 million and $2.1 million, respectively, of net unrealized depreciation during the year. Partially offsetting this net unrealized depreciation was the net unrealized appreciation on RBC of $2.2 million during the year ended September 30, 2013, due to an incremental improvement in the financial and operational performance of this portfolio company.

As of September 30, 2014, the fair value of our investment portfolio was less than its cost basis by approximately $68.0 million and our entire investment portfolio was valued at 80.5% of cost, as compared to cumulative net unrealized depreciation of $75.4 million and a valuation of our entire portfolio at 77.3% of cost as of September 30, 2013. This decrease year over year in the cumulative unrealized depreciation on investments represents net unrealized appreciation of $10.1 million for the year ended September 30, 2014. Of our current investment portfolio, 11 portfolio companies originated before December 31, 2007, which represented 39.0% of the entire cost basis of our portfolio, were valued at 54.0% of cost and included our three investments on non-accrual status. Our 34 portfolio companies that originated after December 31, 2007, representing 61.0% of the entire cost basis of our portfolio, were valued at 97.5% of cost and none of which were on non-accrual status.

We believe that our aggregate investment portfolio was valued at a depreciated value as of September 30, 2014, primarily due to the lingering effects of the recession that began in 2008 and its affect on the performance of certain of our portfolio companies and also because we were invested in certain industries that have been disproportionately impacted by the recession. The cumulative net unrealized depreciation of our investments does not have an impact on our current ability to pay distributions to stockholders; however, it may be an indication of future realized losses, which could ultimately reduce our income available for distribution to stockholders.

Net Unrealized (Appreciation) Depreciation of Other

Net unrealized (appreciation) depreciation of other includes the net change in the fair value of our Credit Facility and our interest rate swap during the year, including the reversal of previously recorded unrealized appreciation or depreciation when gains and losses are realized. During the year ended September 30, 2014, we recorded a net unrealized appreciation of other of $1.1 million, compared to a net unrealized depreciation of $3.4 million for the year ended September 30, 2013. Our Credit Facility was fair valued at $38.0 million and $47.1 million as of September 30, 2014 and 2013, respectively. The interest rate swap was fair valued at $0 and $4 as of September 30, 2014 and 2013, respectively.

Comparison of the Year Ended September 30, 2013 to the Year Ended September 30, 2012

	For the Year Ended September 30,
	2013	2012	$ Change	% Change
INVESTMENT INCOME
Interest income	$33,533	$36,077	$(2,544)	(7.1)%
Other income	2,621	4,245	(1,624)	(38.3)

Total investment income	36,154	40,322	(4,168)	(10.3)

EXPENSES
Base management fee	5,622	6,165	(543)	(8.8)
Loan servicing fee	3,656	3,604	52	1.4
Incentive fee	4,343	4,691	(348)	(7.4)
Administration fee	647	753	(106)	(14.1)
Interest expense on borrowings	3,182	4,374	(1,192)	(27.3)
Dividend expense on mandatorily redeemable preferred stock	2,744	2,491	253	10.2
Amortization of deferred financing fees	1,211	1,243	(32)	(2.6)
Other expenses	1,540	2,609	(1,069)	(41.0)

Expenses before credits from Adviser	22,945	25,930	(2,985)	(11.5)
Credit to base management fee – loan servicing fee	(3,656)	(3,604)	(473)	(45.1)
Credit to fees from Adviser – other	(1,521)	(1,048)	(52)	(1.4)

Total expenses net of credits	17,768	21,278	(3,510)	(16.5)

NET INVESTMENT INCOME	18,386	19,044	(658)	(3.5)

NET REALIZED AND UNREALIZED GAIN (LOSS)
Net realized loss on investments and escrows	(5,231)	(12,819)	7,588	59.2
Net unrealized appreciation (depreciation) of investments	15,673	(11,194)	26,867	NM
Net unrealized depreciation (appreciation) of other	3,391	(3,039)	6,430	NM

Net gain (loss) from investments, escrows and other	13,833	(27,052)	40,885	NM

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$32,219	$(8,008)	$40,227	NM

PER BASIC AND DILUTED COMMON SHARE
Net investment income	$0.88	$0.91	$(0.03)	(3.3)

Net increase (decrease) in net assets resulting from operations	$1.53	$(0.38)	$1.91	NM

NM = Not Meaningful

Investment Income

Total interest income decreased by 7.1%, which was driven by a decrease of $2.4 million or 6.7% on interest income on our investments in debt securities for the year ended September 30, 2013, as compared to the year ended September 30, 2012. This was primarily due to the increase in early payoffs at par during the year, partially offset by an increase in our weighted average yield on our interest-bearing investment portfolio. The level of interest income on our investments is directly related to the principal balance of our interest-bearing investment portfolio outstanding during the year, multiplied by the weighted average yield. The weighted average principal balance of our interest-bearing investment portfolio during the year ended September 30, 2013, was $287.3 million, compared to $317.5 million for the prior year, a decrease of $30.2 million, or 9.5%. The weighted average yield on the principal balance of our interest-bearing investments for the year ended September 30, 2013, was 11.6%, as compared to 11.3% for the prior year. The weighted average yield on our portfolio increased during the year ended September 30, 2013, as compared to the prior year, due to the origination of higher yielding new proprietary investments coupled with the early payoffs of 12 of our syndicated investments, which generally bear lower interest rates than our proprietary investments.

As of September 30, 2013, two portfolio companies were on non-accrual status with an aggregate debt cost basis of approximately $39.5 million, or 12.6% of the cost basis of all debt investments in our portfolio. As of September 30, 2012, six portfolio companies were either fully or partially on non-accrual status with an aggregate debt cost basis of approximately $61.1 million, or 17.3% of the cost basis of all debt investments in our portfolio. During the year ended September 30, 2013, we sold our investments in two portfolio companies, wrote off our investment in one portfolio company and sold substantially all of the assets of one portfolio company that had all been on non-accrual status. See “Overview – Investment Highlights” for more information. There were no portfolio companies that changed from accrual status to non-accrual during the year ended September 30, 2013.

Other income for the years ended September 30, 2013 and 2012, consisted primarily of success fees, which we generally recognize when payment is received. During the year ended September 30, 2013, we received an aggregate of $1.7 million in success fees, which resulted from the early payoffs at par of Westlake for $1.1 million and CMI for $0.6 million during the 2012 fiscal year. In addition, we received prepayment fees in the aggregate of $0.9 million during the year ended September 30, 2013, which resulted from the early payoffs of eight of our syndicate investments at par during the year. During the year ended September 30, 2012, we received an aggregate of $4.0 million in success fees, which resulted from the early payoffs at par of Winchester Electronics (“Winchester”) for $1.2 million, Global Materials Technologies (“GMT”) for $1.1 million, RCS Management Holding Co. (“RCS”) for $0.9 million and Northern Contours, Inc. (“Northern Contours”) for $0.8 million. In addition, we received prepayment fees in the aggregate of $0.2 million during the year ended September 30, 2012, which resulted from the early payoffs of five of our syndicate investments at par during the year.

The following tables list the investment income for our five largest portfolio company investments at fair value during the respective years:

	As of September 30, 2013		Year Ended September 30, 2013
Portfolio Company	Fair Value	% of Portfolio	Investment Income	% of Total Investment Income
RBC Acquisition Corp.	$30,991	12.1%	$2,416	6.7%
Allen Edmonds Shoe Corporation(A)	19,604	7.6	1,717	4.8
Midwest Metal Distribution, Inc.	17,733	6.9	2,240	6.2
Francis Drilling Fluids, Ltd.(B)	14,667	5.7	1,977	5.4
AG Transportation Holdings, LLC(C)	12,984	5.1	1,407	3.9

Subtotal—five largest investments	95,979	37.4	9,757	27.0
Other portfolio companies	160,899	62.6	26,265	72.6
Other non-portfolio company income	—	—	132	0.4

Total Investment Portfolio	$256,878	100.0%	$36,154	100.0%

	As of September 30, 2012		Year Ended September 30, 2012
Portfolio Company	Fair Value	% of Portfolio	Investment Income	% of Total Investment Income
RBC Acquisition Corp.	$25,439	9.3%	$3,193	7.9%
Westlake Hardware, Inc.(D)	19,360	7.1	2,592	6.4
Midwest Metal Distribution, Inc.	17,824	6.5	2,249	5.6
Francis Drilling Fluids, Ltd.(B)	15,385	5.6	750	1.9
CMI Acquisition, LLC(E)	13,766	5.0	2,021	5.0

Subtotal—five largest investments	91,774	33.5	10,805	26.8
Other portfolio companies	182,186	66.5	29,257	72.6
Other non-portfolio company income	—	—	260	0.6

Total Investment Portfolio	$273,960	100.0%	$40,322	100.0%

(A)	Investment added in December 2012 and exited in December 3013, at par.
(B)	Investment added in May 2012.
(C)	Investment added in December 2012.
(D)	Investment exited in December 2012, at par.
(E)	Investment exited in September 2013, at par.

Expenses

Expenses, net of credits from the Adviser, decreased for the year ended September 30, 2013, by $3.5 million, or 16.5%, as compared to the year ended September 30, 2012. This decrease was primarily due to a decrease in interest expense on our Credit Facility, other expenses and incentive fees.

Interest expense decreased by $1.2 million for the year ended September 30, 2013, as compared to the prior year, due primarily to decreased borrowings under our Credit Facility, resulting from a net contraction in the size of our portfolio. The weighted average balance outstanding on our Credit Facility during the year ended September 30, 2013 was approximately $53.2 million, as compared to $72.2 million in the prior year, a decrease of 26.3%. Additionally, the decrease in interest expense for the year ended September 30, 2013, as compared the prior year, was due to the January 2013 amendment of our Credit Facility to remove the LIBOR minimum of 1.5% on advances.

Other expenses decreased $1.1 million for the year ended September 30, 2013, as compared to the prior year, primarily due to the receipt of certain reimbursable deal expenses in the current year, as well as a decrease in legal expenses incurred in connection with troubled loans during the year ended September 30, 2013, as compared to the year ended September 30, 2012.

The decrease of $1.1 million in net incentive fees earned by the Adviser during the year ended September 30, 2013, as compared to the prior year, was primarily due to the increase in the incentive fee waiver in the current year. Incentive fees were earned by the Adviser during the year ended September 30, 2013 and 2012; however, the incentive fees were partially waived by the Adviser to ensure distributions to stockholders were covered entirely by net investment income during both years.

The base management fee, loan servicing fee, incentive fee and associated credits are computed quarterly, as described under “Investment Advisory and Management Agreement” in Note 4 of the notes to our accompanying Consolidated Financial Statements and are summarized in the table below:

	Year Ended September 30,
	2013	2012
Average total assets subject to base management fee(A)	$281,100	$308,250
Multiplied by annual base management fee of 2.0%	2.0%	2.0%

Base management fee(B)	5,622	6,165
Portfolio fee credit	(324)	(342)
Senior syndicated loan fee waiver	(183)	(428)

Net Base Management Fee	$5,115	$5,395

Loan servicing fee(B)	$3,656	$3,604
Credit to base management fee – loan servicing fee(B)	(3,656)	(3,604)

Net Loan Servicing Fee	$—	$—

Incentive fee(B)	$4,343	$4,691
Incentive fee credit	(1,014)	(278)

Net Incentive Fee	$3,329	$4,413

Portfolio fee credit	$(324)	$(342)
Senior syndicated loan fee waiver	(183)	(428)
Incentive fee credit	(1,014)	(278)

Credit to Fees from Adviser - Other(B)	$(1,521)	$(1,048)

(A)

Average total assets subject to the base management fee is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, valued at the end of the four most recently completed quarters within the respective years and appropriately adjusted for any share issuances or repurchases during the applicable year.

(B)	Reflected, on a gross basis, as a line item on our accompanying Consolidated Statement of Operations located elsewhere in this report.

Realized Loss and Unrealized Appreciation (Depreciation)

Net Realized Loss on Investments and Escrows

For the year ended September 30, 2013, we recorded a net realized loss on investments and escrows of $5.2 million, which primarily consisted of realized losses of $2.9 million related to the sale of KCH, $2.4 million related to the sale of Viapack and $0.9 million related to the write off of Access TV. These realized losses were partially offset by realized gains of $1.0 million, which consisted of a combined $0.5 million of escrowed proceeds and tax refunds received in connection with exits on two investments in fiscal year 2012 and an aggregate of $0.5 million of unamortized discounts related to the early payoffs at par of 12 syndicated investments during the year.

For the year ended September 30, 2012, we recorded a net realized loss on investments and escrows of $12.8 million, which primarily consisted of realized losses of $7.4 million related to the sale of Newhall Holdings Inc. (“Newhall”), $1.0 million related to the restructure of KMBQ Corporation (“KMBQ”), $1.8 million related to the sale of BERTL, Inc. (“BERTL”) and $3.2 million related to the sale of U.S. Healthcare (“USHC”). These realized losses were partially offset by realized gains of $0.5 million, which consisted of a combined $0.2 million of escrowed proceeds received in connection with exits on two investments in each of fiscal year 2012 and 2010 and an aggregate of $0.3 million of unamortized discounts related to the early payoffs at par of eight syndicated investments during the year.

Net Unrealized Appreciation (Depreciation) of Investments

Net unrealized appreciation (depreciation) of investments is the net change in the fair value of our investment portfolio during the year, including the reversal of previously recorded unrealized appreciation or depreciation when gains and losses are actually realized. During the year ended September 30, 2013, we recorded net unrealized appreciation of investments in the aggregate amount of $15.7 million, which included the reversal of an aggregate of $26.0 million in combined unrealized depreciation primarily related to the repayment of principal in full at par on Lindmark, the sales of Viapack and KCH, and the write off of Access TV. Excluding reversals, we recorded $10.4 million in net unrealized depreciation for the year ended September 30, 2013. Over our entire portfolio, the net unrealized depreciation (excluding reversals) consisted of approximately $5.3 million of depreciation on our debt investments and approximately $5.1 million of depreciation on our equity investments for the year ended September 30, 2013.

The net realized (loss) gain and unrealized (depreciation) appreciation across our investments for the year ended September 30, 2013, were as follows:

	Year Ended September 30, 2013
Portfolio Company	Realized (Loss) Gain	Unrealized (Depreciation) Appreciation	Reversal of Unrealized Depreciation (Appreciation)	Net Gain (Loss)
Lindmark Acquisition, LLC	$—	$(224)	$14,006	$13,782
Viapack, Inc.	(2,407)	—	6,660	4,253
RBC Acquisition Corp.	—	2,159	—	2,159
Sunshine Media Holdings	—	1,632	—	1,632
Westlake Hardware, Inc.	—	—	640	640
GFRC Holdings, LLC	—	572	—	572
North American Aircraft Services LLC	—	505	8	513
CMI Acquisition, LLC	—	(927)	1,426	499
Kansas Cable Holdings, Inc.	(2,906)	401	2,922	417
Funko, LLC	—	396	—	396
FedCap Partners, LLC	—	384	—	384
Allison Publications, LLC	—	265	—	265
Access Television Network, Inc.	(872)	—	903	31
Saunders & Associates	—	(296)	—	(296)
WP Evenflo Group Holdings, Inc.	—	(443)	3	(440)
Francis Drilling Fluids, Ltd.	—	(718)	—	(718)
Westland Technologies, Inc.	—	(825)	—	(825)
Targus Group International, Inc.	—	(881)	—	(881)
Heartland Communications Group	—	(951)	—	(951)
AG Transportation Holdings, LLC	—	(1,078)	—	(1,078)
Precision Acquisition Group Holdings, Inc.	—	(1,193)	—	(1,193)
LocalTel, LLC	—	(1,209)	—	(1,209)
BAS Broadcasting	—	(1,493)	—	(1,493)
Legend Communications of Wyoming, LLC	—	(1,557)	—	(1,557)
Sunburst Media – Louisiana, LLC	—	(1,650)	—	(1,650)
Midwest Metal Distribution, Inc.	—	(2,101)	—	(2,101)
Defiance Integrated Technologies, Inc.	—	(2,246)	—	(2,246)
Other, net (<$250)	954	1,123	(540)	1,537

Total:	$(5,231)	$(10,355)	$26,028	$10,442

The largest driver of our net unrealized depreciation (excluding reversals) for the year ended September 30, 2013,was due to a decline in financial and operational performance of Defiance and Midwest Metal resulting in $2.2 million and $2.1 million, respectively, of net unrealized depreciation during the year. Partially offsetting this net unrealized depreciation was the net unrealized appreciation on RBC of $2.2 million during the year ended September 30, 2013, due to an incremental improvement in the financial and operational performance of this portfolio company.

During the year ended September 30, 2012, we recorded net unrealized depreciation of investments in the aggregate amount of $11.2 million, which included the reversal of an aggregate of $17.0 million in unrealized depreciation primarily related to the sales of Newhall, USHC and BERTL and the restructure of KMBQ. Excluding reversals, we recorded $28.2 million in net unrealized depreciation for the year ended September 30, 2012. Over our entire portfolio, the net unrealized depreciation consisted of approximately $21.8 million of depreciation on our debt investments and approximately $6.4 million of depreciation on our equity investments for the year ended September 30, 2012.

The net realized (loss) gain and unrealized appreciation (depreciation) across our investments for the year ended September 30, 2012, were as follows:

	Year Ended September 30, 2012
Portfolio Company	Realized (Loss) Gain	Unrealized Appreciation (Depreciation)	Reversal of Unrealized Depreciation	Net Gain (Loss)
Newhall Holdings, Inc.	$(7,327)	$—	$9,978	$2,651
FedCap Partners, LLC	—	1,010	—	1,010
Midwest Metal Distribution, Inc.	—	630	—	630
Mood Media Corporation	—	622	—	622
Northern Contours, Inc.	—	—	444	444
Global Materials Technologies, Inc.	—	422	—	422
Vision Solutions, Inc.	—	374	—	374
Keypoint Government Solutions, Inc.	—	271	—	271
Allison Publications, LLC	—	264	—	264
RCS Management Holding Company	—	(81)	306	225
KMBQ Corporation	(1,044)	—	1,135	91
US Healthcare Communications, LLC	(3,173)	—	3,189	16
BERTL, Inc.	(1,771)	(4)	1,782	7
CMI Acquisitions, LLC	—	(571)	—	(571)
Francis Drilling Fluids, Ltd.	—	(614)	—	(614)
Kansas Cable Holdings, Inc.	—	(658)	—	(658)
LocalTel, LLC	—	(962)	—	(962)
Precision Acquisition Group Holdings, Inc.	—	(1,078)	—	(1,078)
Saunders & Associates	—	(1,150)	—	(1,150)
RBC Acquisition Corp.	—	(1,344)	—	(1,344)
International Junior Golf Training Acquisition Company	—	(1,415)	—	(1,415)
Sunburst Media – Louisiana, LLC	—	(1,612)	—	(1,612)
Lindmark Acquisition, LLC	—	(1,739)	—	(1,739)
Viapack, Inc.	—	(1,760)	—	(1,760)
Defiance Integrated Technologies, Inc.	—	(3,422)	—	(3,422)
GFRC Holdings, LLC	—	(3,845)	—	(3,845)
BAS Broadcasting	—	(4,367)	—	(4,367)
Sunshine Media Holdings	—	(7,847)	—	(7,847)
Other, net (<$250)	496	682	166	1,344

Total:	$(12,819)	$(28,194)	$17,000	$(24,013)

The largest driver of our net unrealized depreciation (excluding reversals) for the year ended September 30, 2012, was the decline in the financial and operational performance of Sunshine Media Holdings (“Sunshine”) and BAS, resulting in net unrealized depreciation of $7.8 million and $4.4 million, respectively, during the year. Of note, Sunshine was put on non-accrual status during the year ended September 30, 2012.

As of September 30, 2013, the fair value of our investment portfolio was less than its cost basis by approximately $75.4 million and our entire investment portfolio was valued at 77.3% of cost, as compared to cumulative net unrealized depreciation of $91.1 million and a valuation of our entire portfolio at 75.0% of cost as of September 30, 2012. This decrease year over year in the cumulative unrealized depreciation on investments represents net unrealized appreciation of $15.7 million for the year ended September 30, 2013. Of the investment portfolio as of September 30, 2013, 16 portfolio companies originated before December 31, 2007, which represented 46.5% of the entire cost basis of our portfolio, were valued at 61.5% of cost and included our two investments that were on non-accrual status. Of the investment portfolio as of September 30, 2013, our 31 portfolio companies that originated after December 31, 2007, representing 53.5% of the entire cost basis of our portfolio, were valued at 91.0% of cost and none of which were on non-accrual status.

We believe that our aggregate investment portfolio was valued at a depreciated value as of September 30, 2013, primarily due to the lingering effects of the recession that began in 2008 and its affect on the performance of certain of our portfolio companies and also because we were invested in certain industries that have been disproportionately impacted by the recession. The cumulative net unrealized depreciation of our investments does not have an impact on our current ability to pay distributions to stockholders; however, it may be an indication of future realized losses, which could ultimately reduce our income available for distribution to stockholders.

Net Unrealized Depreciation (Appreciation) of Other

Net unrealized depreciation (appreciation) of other includes the net change in the fair value of our Credit Facility and our interest rate swap during the year, including the reversal of previously recorded unrealized appreciation or depreciation when gains and losses are realized. During the year ended September 30, 2013, we recorded a net unrealized depreciation of other of $3.4 million, compared to a net unrealized appreciation of $3.0 million for the year ended September 30, 2012. Our Credit Facility was fair valued at $47.1 million and $62.5 million as of September 30, 2013 and 2012, respectively. The interest rate swap was fair valued at $4 as of September 30, 2013 and there was no interest rate swap outstanding during the year ended September 30, 2012.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Our cash flows from operating activities are primarily generated from the interest payments on debt securities that we receive from our portfolio companies, as well as net proceeds received through repayments or sales of our investments. We utilize this cash primarily to fund new investments, make interest payments on our Credit Facility, make distributions to our stockholders, pay management fees to the Adviser, and for other operating expenses. Net cash provided by operating activities for the year ended September 30, 2014, was $0.5 million as compared to $32.1 million for the year ended September 30, 2013. The decrease in cash provided by operating activities was primarily due to the decrease in repayments on investments and, to a lesser extent, the increase in purchases of investments during the year ended September 30, 2014. For the year ended September 30, 2012, net cash provided by operating activities was $26.2 million, which was primarily driven by net proceeds from sales of investments during fiscal year 2012.

As of September 30, 2014, we had loans to, syndicated participations in or equity investments in 45 private companies, with an aggregate cost basis of approximately $349.3 million. As of September 30, 2013, we had loans to, syndicated participations in or equity investments in 47 private companies, with an aggregate cost basis of approximately $332.3 million.

The following table summarizes our total portfolio investment activity during the years ended September 30, 2014 and 2013:

	Year Ended September 30,
	2014	2013
Beginning investment portfolio, at fair value	$256,878	$273,960
New investments	81,731	80,418
Disbursements to existing portfolio companies	20,314	9,739
Scheduled principal repayments	(2,802)	(7,369)
Unscheduled principal repayments	(65,058)	(103,122)
Net proceeds from sales of investments	(4,700)	(6,557)
Net unrealized depreciation of investments	(10,587)	(10,355)
Reversal of prior period net depreciation of investments on realization	17,976	26,028
Net realized loss on investments	(12,163)	(5,753)
Increase in investment balance due to PIK interest(A)	288	234
Interest payments received on non-accrual loans	(717)	—
Net change in premiums, discounts and amortization	126	(345)

Ending Investment Portfolio, at Fair Value	$281,286	$256,878

(A)	PIK interest is a non-cash source of income and is calculated at the contractual rate stated in a loan agreement and added to the principal balance of a loan.

The following table summarizes the contractual principal repayment and maturity of our investment portfolio by fiscal year, assuming no voluntary prepayments, at September 30, 2014.

Year Ending September 30,	Amount
2015	$81,074
2016	77,460
2017	12,431
2018	51,422
2019	51,182
Thereafter	47,499

Total contractual repayments	$321,068
Equity investments	29,480
Adjustments to cost basis on debt investments	(1,263)

Investment Portfolio as of September 30, 2014, at Cost:	$349,285

Financing Activities

Net cash used in financing activities for the year ended September 30, 2014 of $8.1 million consisted primarily of $17.6 million in distributions to common stockholders and $10.2 million in net repayments on our Credit Facility. These financing activities were partially offset by the gross proceeds of $61.0 million from the issuance of our Series 2021 Term Preferred Stock, net of the voluntary redemption of $38.5 million of the then existing Series 2016 Term Preferred Stock in May 2014.

Net cash used in financing activities for the year ended September 30, 2013 of $28.1 million consisted primarily of $17.6 million in distributions to common stockholders and $11.9 million in net repayments on our Credit Facility.

Net cash used in financing activities for the year ended September 30, 2012 of $22.8 million primarily consisted of $40.6 million in net repayments on our Credit Facility and $17.7 million in distributions to common stockholders. These financing activities were partially offset by gross proceeds of $38.5 million from the issuance of our Series 2016 Term Preferred Stock of $38.5 million in November 2011.

Distributions to Stockholders

Common Stock Distributions

To qualify to be taxed as a RIC and thus avoid corporate level federal income tax on the income we distribute to our stockholders, we are required to distribute to our stockholders on an annual basis at least 90.0% of our investment company taxable income. Additionally, our Credit Facility has a covenant that generally restricts the amount of distributions to stockholders that we can pay out to be no greater than our net investment income in each fiscal year. In accordance with these requirements, we paid monthly cash distributions of $0.07 per common share for each month during the years ended September 30, 2014, 2013 and 2012, which totaled an aggregate of $17.6 million, $17.6 million and $17.7 million, respectively. In October 2014, our Board of Directors authorized a monthly distribution of $0.07 per common share for each of October, November and December 2014. Our Board of Directors authorized these distributions to our stockholders based on our estimates of our investment company taxable income for the fiscal year ending September 30, 2015.

As of September 30, 2014, we have paid 140 either monthly or quarterly consecutive distributions to common stockholders totaling approximately $239.1 million or $15.25 per share.

For each of the years ended September 30, 2014, 2013 and 2012, common stockholder distributions declared and paid exceeded our current and accumulated earnings and profits (after taking into account our mandatorily redeemable preferred dividends), which resulted in an estimated partial return of capital of approximately $15.2 million, $1.3 million and $1.5 million, respectively. The returns of capital resulted primarily from losses realized under accounting principles generally accepted in the U.S. (“GAAP”) being recognized as ordinary losses for federal income tax purposes in each of those fiscal years. Our accumulated earnings and profits exceeded common stockholder distributions declared and paid for the year ended September 30, 2011, and we therefore elected to treat $0.7 million of common distributions paid in fiscal year 2011 as having been paid in fiscal year 2012. The characterization of the common stockholder distributions declared and paid for the year ending September 30, 2015 will be determined after the 2015 fiscal year end based upon our taxable income for the full year and distributions paid during the full year. Any estimates of such characterization made on a quarterly basis may not be representative of the actual full year characterization.

Preferred Stock Distributions

We paid monthly cash distributions of $0.1484375 per share of our Series 2016 Term Preferred Stock for each of the nine months from October 2013 through May 2014, which totaled an aggregate of $2.3 million. In May 2014, our Board of Directors authorized, and we paid, a combined May and June 2014 cash distribution of $0.1968750 per share of our Series 2021 Term Preferred Stock. This covered a prorated portion of May 2014 from the time the stock was issued and outstanding and the full month of June 2014. We paid a monthly distribution of $0.140625 per share of Series 2021 Term Preferred Stock for each of July, August and September 2014. In October 2014, our Board of Directors authorized a monthly distribution of $0.140625 per share of Series 2021 Term Preferred Stock for each of October, November and December 2014.

During the year ended September 30, 2013, we paid monthly cash distributions of $0.1484375 per share of Series 2016 Term Preferred Stock for each month during the year ended September 30, 2013, which total an aggregate of $2.7 million. In accordance with GAAP, we treat these monthly distributions to preferred stockholders as an operating expense. For federal income tax purposes, distributions paid by us to preferred stockholders generally constitute ordinary income to the extent of our current and accumulated earnings and profits and have been characterized as ordinary income to our preferred stockholders since our Series 2016 Term Preferred Stock was issued in November 2011 and we anticipate the same characterization for our Series 2021 Term Preferred Stock.

Dividend Reinvestment Plan

We offer a dividend reinvestment plan for our common stockholders who hold their shares through our transfer agent, Computershare Inc. This is an “opt in” dividend reinvestment plan, meaning that common stockholders may elect to have their cash dividends automatically reinvested in additional shares of our common stock. Common stockholders who do not so elect will receive their dividends in cash. Common stockholders who receive distributions in the form of stock will be subject to the same federal, state and local tax consequences as stockholders who elect to receive their distributions in cash. The common stockholder will have an adjusted basis in the additional common shares purchased through the plan equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the date on which the shares are credited to the common stockholder’s account. We may use newly issued shares under the guidelines of the dividend reinvestment plan, or we may purchase shares in the open market in connection with the obligations under the plan. We do not have a dividend reinvestment plan for our preferred stockholders.

Equity

Registration Statement

We filed Post-effective Amendment No. 1 to our universal shelf registration statement (our “Registration Statement”) on Form N-2 (File No. 333-185191) with the SEC on December 23, 2013, and subsequently filed Post-effective Amendment No. 2 on February 14, 2014, which the SEC declared effective on February 21, 2014. Our Registration Statement, of which this prospectus is a part, registers an aggregate of $300.0 million in securities, consisting of common stock, preferred stock, subscription rights, debt securities and warrants to purchase common stock or preferred stock. We currently have the ability to issue up to $239.0 million in securities under our Registration Statement through one or more transactions. We issued approximately 2.4 million shares of our Series 2021 Term Preferred Stock under our Registration Statement in May 2014 for gross proceeds of $61.0 million. No other securities have been issued under our Registration Statement.

Common Stock

We anticipate issuing equity securities to obtain additional capital in the future. However, we cannot determine the terms of any future equity issuances or whether we will be able to issue equity on terms favorable to us, or at all. Additionally, when our common stock is trading below NAV per share, as it has at times over the last several years, the 1940 Act restricts our ability to obtain additional capital by issuing common stock. Generally, the 1940 Act provides that we may not issue and sell our common stock at a price below our then current NAV per common share, other than to our then existing common stockholders pursuant to a rights offering, without first obtaining approval from our stockholders and our independent directors. As of September 30, 2014, our NAV per common share was $9.51 and as of November 11, 2014 our closing market price was $9.17 per common share. To the extent that our common stock continues to trade at a market price below our NAV per share, we will generally be precluded from raising equity capital through public offerings of our common stock, other than pursuant to stockholder approval or a rights offering to existing common stockholders.

At our Annual Meeting of Stockholders held on February 13, 2014, our stockholders approved a proposal authorizing us to sell shares of our common stock at a price below our then current NAV per share subject to certain limitations (including, but not limited to, that the number of shares issued and sold pursuant to such authority does not exceed 25.0% of our then outstanding common stock immediately prior to each such sale) for a period of one year from the date of approval, provided that our Board of Directors makes certain determinations prior to any such sale. We have not issued any common stock since February 2008 and have never issued to date common stock below the then current NAV per share.

On May 17, 2010, we and the Adviser entered into an equity distribution agreement (the “Agreement”) with BB&T Capital Markets, a division of Scott & Stringfellow, LLC (the “Agent”), under which we could, from time to time, issue and sell through the Agent, as sales agent, up to 2.0 million shares of our common stock, par value $0.001 per share. In October 2012, we terminated this agreement. No shares were ever issued pursuant to this Agreement. Prepaid costs of $0.2 million related to the origination of this Agreement were expensed in the three months ended September 30, 2012.

Series 2021 Term Preferred Stock

Pursuant to our Registration Statement, in May 2014, we completed a public offering of approximately 2.4 million shares of our Series 2021 Term Preferred Stock, par value $0.001 per share, at a public offering price of $25.00 per share and a 6.75% rate. Gross proceeds totaled $61.0 million and net proceeds, after deducting underwriting discounts, commissions and offering expenses borne by us, were $58.5 million, a portion of which was used to voluntarily redeem all 1.5 million outstanding shares of our then existing Series 2016 Term Preferred Stock and the remainder was used to repay a portion of outstanding borrowings under our Credit Facility. In connection with the voluntary redemption of our Series 2016 Term Preferred Stock, we recognized a realized loss on extinguishment of debt of $1.3 million, which has been reflected in our accompanying Consolidated Statement of Operations and which is primarily comprised of the unamortized deferred issuance costs at the time of redemption.

We incurred approximately $2.5 million in total offering costs related to the issuance of our Series 2021 Term Preferred Stock, which are recorded as deferred financing fees on our accompanying Consolidated Statements of Assets and Liabilities and are being amortized over the redemption period ending June 30, 2021. The shares of our Series 2021 Term Preferred Stock are traded under the ticker symbol of “GLADO” on the NASDAQ Global Select Market. Our Series 2021 Term Preferred Stock is not convertible into our common stock or any other security and provides for a fixed dividend equal to 6.75% per year, payable monthly (which equates in total to approximately $4.1 million per year). We are required to redeem all of the outstanding Series 2021 Term Preferred Stock on June 30, 2021 for cash at a redemption price equal to $25.00 per share plus an amount equal to all unpaid dividends and distributions on such share accumulated to (but excluding) the date of redemption (the “Redemption Price”). We may additionally be required to mandatorily redeem some or all of the shares of our Series 2021 Term Preferred Stock early, at the Redemption Price, in the event of the following: (1) upon the occurrence of certain events that would constitute a change in control of us, we would be required to redeem all of the outstanding Series 2021 Term Preferred Stock and (2) if we fail to maintain an asset coverage ratio of at least 200.0% and do not take steps to cure such asset coverage amount within a specified period of time. We may also voluntarily redeem all or a portion of the Series 2021 Term Preferred Stock at our option at the Redemption Price in order to have an asset coverage ratio of up to and including 240.0% and, at any time on or after June 30, 2017. If we fail to redeem our Series 2021 Term Preferred Stock pursuant to the mandatory redemption required on June 30, 2021, or in any other circumstance in which we are required to mandatorily redeem our Series 2021 Term Preferred Stock, then the fixed dividend rate will increase by 4.0% for so long as such failure continues. As of September 30, 2014, we have not redeemed any of our outstanding Series 2021 Term Preferred Stock. Our Series 2021 Term Preferred Stock has been recorded as a liability in accordance with GAAP and, as such, affects our asset coverage, exposing us to additional leverage risks.

Pursuant to our prior registration statement, in November 2011, we completed a public offering of approximately 1.5 million shares of our Series 2016 Term Preferred Stock at a public offering price of $25.00 per share and a 7.125% rate. Gross proceeds totaled
$38.5 million and net proceeds, after deducting underwriting discounts, commissions and offering expenses borne by us, were $36.4 million, a portion of which was used to repay a portion of outstanding borrowings under our Credit Facility. We incurred $2.1 million in total offering costs related to these transactions, which were recorded as deferred financing fees on our accompanying Consolidated Statements of Assets and Liabilities and were amortized over the redemption period ending December 31, 2016. In May 2014 when our Series 2016 Term Preferred Stock was voluntarily redeemed, the remaining unamortized costs at that time were fully written off as part of the realized loss on extinguishment of debt discussed above. Our Series 2016 Term Preferred Stock provided for a fixed dividend equal to 7.125% per year, payable monthly (which equates in total to approximately $2.7 million per year). The shares of our Series 2016 Term Preferred were traded under the ticker symbol of “GLADP” on the NASDAQ Global Select Market. In connection with the voluntary redemption, shares of our Series 2016 Term Preferred Stock were removed from listing on May 22, 2014. No preferred stock had been issued prior to the issuance of our Series 2016 Term Preferred Stock.

Revolving Credit Facility

On April 26, 2013, we, through our wholly-owned subsidiary, Gladstone Business Loan, LLC (“Business Loan”), entered into Amendment No. 6 to the fourth amended and restated credit agreement (our “Credit Facility”) to extend the revolver end date for one year to January 19, 2016. Our $137.0 million revolving Credit Facility was arranged by Key Equipment Finance Inc. (effective January 1, 2014, now known as Key Equipment Finance, a division of KeyBank National Association) (“Key Equipment”) as administrative agent. Keybank National Association (“Keybank”), Branch Banking and Trust Company and ING Capital LLC also joined our Credit Facility as committed lenders. Subject to certain terms and conditions, our Credit Facility may be expanded from $137.0 million to a maximum of $237.0 million through the addition of other committed lenders to the facility. The interest rates on advances under our Credit Facility generally bear interest at a 30-day LIBOR plus 3.75% per annum, with a commitment fee of 0.5% per annum on undrawn amounts when our facility is drawn more than 50% and 1.0% per annum on undrawn amounts when our facility is drawn less than 50%. If our Credit Facility is not renewed or extended by the January 19, 2016, all principal and interest will be due and payable on or before November 30, 2016. Prior to the April 26, 2013 amendment, on January 29, 2013, we, through Business Loan, amended our Credit Facility to remove the LIBOR minimum of 1.5% on advances. We incurred fees of $0.6 million in January 2013 and $0.7 million in April 2013 in connection with these amendments, which are being amortized through our Credit Facility’s revolver period end date of January 19, 2016. All other terms of our Credit Facility remained generally unchanged at the time of these amendments.

Interest is payable monthly during the term of our Credit Facility. Available borrowings are subject to various constraints imposed under our Credit Facility, based on the aggregate loan balance pledged by Business Loan, which varies as loans are added and repaid, regardless of whether such repayments are prepayments or made as contractually required.

Our Credit Facility also requires that any interest or principal payments on pledged loans be remitted directly by the borrower into a lockbox account with Key Equipment as custodian. Key Equipment, who also serves as the trustee of the account, generally remits the collected funds to us once a month.

Our Credit Facility contains covenants that require Business Loan to maintain its status as a separate legal entity, prohibit certain significant corporate transactions (such as mergers, consolidations, liquidations or dissolutions), and restrict material changes to our credit and collection policies without the lenders’ consents. Our Credit Facility also limits payments of distributions to our stockholders to the aggregate net investment income for each of the twelve month periods ending September 30, 2014, 2015, and 2016. Business Loan is also subject to certain limitations on the type of loan investments it can apply as collateral towards the borrowing base in order to receive additional borrowing availability under our Credit Facility, including restrictions on geographic concentrations, sector concentrations, loan size, interest rate type, payment frequency and status, average life and lien property. Our Credit Facility further requires Business Loan to comply with other financial and operational covenants, which obligate Business Loan to, among other things, maintain certain financial ratios, including asset and interest coverage and a minimum number of 20 obligors required in the borrowing base of our Credit Facility. Additionally, we are subject to a performance guaranty that requires us to maintain (i) a minimum net worth (defined in our Credit Facility to include our mandatorily redeemable preferred stock) of $190.0 million plus 50.0% of all equity and subordinated debt raised after January 19, 2012, which equates to $220.5 million as of September 30, 2014, (ii) asset coverage with respect to Senior Securities of at least 200%, in accordance with Section 18, as modified by Section 61, of the 1940 Act and (iii) our status as a BDC under the 1940 Act and as a RIC under the Code. As of September 30, 2014, and as defined in the performance guaranty of our Credit Facility, we had a net worth of $260.7 million, an asset coverage of 305.4% and an active status as a BDC and RIC. In addition, we had 29 obligors in the borrowing base of our Credit Facility as of September 30, 2014. As of September 30, 2014, we were in compliance with all of our Credit Facility covenants.

On July 15, 2013, we, through Business Loan, entered into an interest rate cap agreement with Keybank, effective July 9, 2013 and expiring January 19, 2016, for a notional amount of $35.0 million that effectively limits the interest rate on a portion of our borrowings under the terms of our Credit Facility. The one month LIBOR cap is set at 5.0%. We incurred a premium fee of $62 in conjunction with this agreement. Beginning with the quarter ending September 30, 2013, we have recorded the fair value of the interest rate cap agreement in other assets in our accompanying Consolidated Statements of Assets and Liabilities and the change in the fair value based on the current market valuations in net unrealized appreciation (depreciation) of other in our accompanying Consolidated Statements of Operations.

Contractual Obligations and Off-Balance Sheet Arrangements

We have lines of credit with certain of our portfolio companies that have not been fully drawn. Since these commitments have expiration dates and we expect many will never be fully drawn, the total commitment amounts do not necessarily represent future cash requirements. As of September 30, 2014 and 2013, our unused line of credit commitments totaled $5.9 million and $6.5 million, respectively.

When investing in certain private equity funds, we may have uncalled capital commitments depending on the agreed upon terms of our committed ownership interest. These capital commitments usually have a specific date in the future set as a closing date, at which time the commitment is either funded or terminates. As of September 30, 2014 and 2013, we had uncalled capital commitments related to our partnership interest in Leeds Novamark Capital I, L.P. of $2.8 million and $2.7 million, respectively.

The following table shows our contractual obligations as of September 30, 2014, at cost:

	Payments Due by Period
Contractual Obligations(A)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Credit Facility(B)	$—	$36,700	$—	$—	$36,700
Series 2021 Term Preferred Stock	—	—	—	61,000	61,000
Interest expense on debt obligations(C)	6,604	13,112	8,236	3,088	31,040

Total	$6,604	$49,812	$8,236	$64,088	$128,740

(A)	Excludes our unused line of credit and uncalled capital commitments to our portfolio companies in an aggregate amount of $8.7 million as of September 30, 2014.
(B)	Principal balance of borrowings outstanding under our Credit Facility, based on the current contractual revolver period end date to the revolving nature of the facility.
(C)

Includes estimated interest payments on our Credit Facility and dividend obligations on our Series 2021 Term Preferred Stock. The amount of interest expense calculated for purposes of this table was based upon rates and balances as of September 30, 2014. Dividend payments on our Series 2021 Term Preferred Stock assume quarterly dividend declarations and monthly dividend distributions through the date of mandatory redemption.

Of our interest bearing debt investments as of September 30, 2014, 46.2% had a success fee component, which enhances the yield on our debt investments. Unlike PIK income, we generally recognize success fees as income only when the payment has been received. As a result, as of September 30, 2014 and 2013, we had aggregate off-balance sheet success fee receivables of $11.0 million and $14.8 million (or approximately $0.52 per common share and $0.70 per common share), respectively, on our accruing debt investments that would be owed to us based on our current portfolio if fully paid off. Consistent with GAAP, we have not recognized our success fee receivable on our balance sheet or income statement. Due to our success fees’ contingent nature, there are no guarantees that we will be able to collect all of these success fees or know the timing of such collections.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported consolidated amounts of assets and liabilities, including disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the fiscal years reported. Actual results could differ materially from those estimates under different assumptions or conditions. We have identified our investment valuation policy (the “Policy”), which is described below, as our most critical accounting policy.

Investment Valuation

The most significant estimate inherent in the preparation of our consolidated financial statements is the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded in our accompanying Consolidated Financial Statements.

Accounting Recognition

We record our investments at fair value in accordance with the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”) and the 1940 Act. Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds from the repayment or sale and amortized cost basis of the investment, without regard to unrealized depreciation or appreciation previously recognized, and include investments charged off during the period, net of recoveries. Unrealized depreciation or appreciation primarily reflects the change in investment fair values, including the reversal of previously recorded unrealized depreciation or appreciation when gains or losses are realized.

In accordance with ASC 820, our investments’ fair value is determined to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between willing market participants on the measurement date. This fair value definition focuses on exit price in the principal, or most advantageous, market and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. ASC 820 also establishes the following three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of a financial instrument as of the measurement date.

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical financial instruments in active markets;

•

Level 2 — inputs to the valuation methodology include quoted prices for similar financial instruments in active or inactive markets, and inputs that are observable for the financial instrument, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 inputs are in those markets for which there are few transactions, the prices are not current, little public information exists or instances where prices vary substantially over time or among brokered market makers; and

•

Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs are those inputs that reflect assumptions that market participants would use when pricing the financial instrument and can include the Valuation Team’s assumptions based upon the best available information.

When a determination is made to classify our investments within Level 3 of the valuation hierarchy, such determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable, or Level 3, inputs, observable inputs (or, components that are actively quoted and can be validated to external sources). The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. As of September 30, 2014 and 2013, all of our investments were valued using Level 3 inputs and during the years ended September 30, 2014 and 2013, there were no investments transferred into or out of Level 1, 2 or 3.

Board Responsibility

In accordance with the 1940 Act, our Board of Directors has the ultimate responsibility for reviewing and approving, in good faith, the fair value of our investments based on the Policy. Our Board of Directors reviews valuation recommendations that are provided by professionals of the Adviser and Administrator with oversight and direction from the Valuation Officer, (the “Valuation Team”). There is no single standard for determining fair value (especially for privately-held businesses), as fair value depends upon the specific facts and circumstances of each individual investment. In determining the fair value of our investments, the Valuation Team, led by the Valuation Officer, uses the Policy and each quarter our Board of Directors reviews the Policy to determine if changes thereto are advisable and also reviews whether the Valuation Team has applied the Policy consistently.

Use of Third Party Valuation Firms

The Valuation Team engages third party valuation firms to provide independent assessments of fair value of certain of our investments. Currently, the third-party service provider Standard & Poor’s Securities Evaluation, Inc. (“SPSE”) provides estimates of fair value on our non-syndicated debt investments.

The Valuation Team generally assigns SPSE’s estimates of fair value to our debt investments where we do not have the ability to effectuate a sale of the applicable portfolio company. The Valuation Team corroborates SPSE’s estimates of fair value using one or more of the valuation techniques discussed below. The Valuation Team’s estimate of value on a specific debt investment may significantly differ from SPSE’s. When this occurs, our Board of Directors reviews whether the Valuation Team has followed the Policy and whether the Valuation Team’s recommended value is reasonable in light of the Policy and other facts and circumstances and then votes to accept or reject the Valuation Team’s recommended valuation.

Valuation Techniques

In accordance with ASC 820, the Valuation Team uses the following techniques when valuing our investment portfolio:

•

Total Enterprise Value — In determining the fair value using a total enterprise value (“TEV”), the Valuation Team first calculates the TEV of the portfolio company by incorporating some or all of the following factors: the portfolio company’s ability to make payments and other specific portfolio company attributes; the earnings of the portfolio company (the trailing or projected twelve month revenue or earnings before interest, taxes, depreciation and amortization (“EBITDA”)); EBITDA or revenue multiples obtained from our indexing methodology whereby the original transaction EBITDA or revenue multiple at the time of our closing is indexed to a general subset of comparable disclosed transactions and EBITDA or revenue multiples from recent sales to third parties of similar securities in similar industries; a comparison to publicly traded securities in similar industries, and other pertinent factors. The Valuation Team generally references industry statistics and may use outside experts when gathering this information. Once the TEV is determined for a portfolio company, the Valuation Team then allocates the TEV to the portfolio company’s securities in order of their relative priority in the capital structure. Generally, the Valuation Team uses TEV to value our equity investments and, in the circumstances where we have the ability to effectuate a sale of a portfolio company, our debt investments.

TEV is primarily calculated using EBITDA or revenue multiples; however, TEV may also be calculated using a discounted cash flow (“DCF”) analysis whereby future expected cash flows of the portfolio company are discounted to determine a net present value using estimated risk-adjusted discount rates, which incorporate adjustments for nonperformance and liquidity risks. Generally, the Valuation Team uses the DCF to calculate TEV to corroborate estimates of value for our equity investments where we do not have the ability to effectuate a sale of a portfolio company or for debt of credit impaired portfolio companies.

•

Yield Analysis — The Valuation Team generally determines the fair value of our debt investments using the yield analysis, which includes a DCF calculation and the Valuation Team’s own assumptions, including, but not limited to, estimated remaining life, current market yield, current leverage, and interest rate spreads. This technique develops a modified discount rate that incorporates risk premiums including, among other things, increased probability of default, increased loss upon default and increased liquidity risk. Generally, the Valuation Team uses the yield analysis to corroborate both estimates of value provided by SPSE and market quotes.

•

Market Quotes — For our syndicate investments for which a limited market exists, fair value is generally based on readily available and reliable market quotations which are corroborated by the Valuation Team (generally by using the yield analysis explained above). In addition, the Valuation Team assesses trading activity for similar syndicated investments and evaluates variances in quotations and other market insights to determine if any available quoted prices are reliable. Typically, the Valuation Team uses the lower indicative bid price (“IBP”) in the bid-to-ask price range obtained from the respective originating syndication agent’s trading desk on or near the valuation date. The Valuation Team may take further steps to consider additional information to validate that price in accordance with the Policy.

•

Investments in Funds — For equity investments in other funds, where we cannot effectuate a sale, the Valuation Team generally determines the fair value of our uninvested capital at par value and of our invested capital at the NAV provided by the fund. The Valuation Team may also determine fair value of our investments in other investment funds based on the capital accounts of the underlying entity.

In addition to the above valuation techniques, the Valuation Team may also consider other factors when determining fair values of our investments, including but not limited to: the nature and realizable value of the collateral, including external parties’ guaranties; any relevant offers or letters of intent to acquire the portfolio company; and the markets in which the portfolio company operates. If applicable, new and follow-on non-syndicated debt and equity investments made during the current reporting quarter are generally valued at original cost basis.

Fair value measurements of our investments may involve subjective judgments and estimates and due to the inherent uncertainty of determining these fair values, the fair value of our investments may fluctuate from period to period. Additionally, changes in the market environment and other events that may occur over the life of the investment may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize significantly less than the value at which it is recorded.

Refer to Note 3—Investments in the accompanying notes to our accompanying Consolidated Financial Statements included elsewhere in this report for additional information regarding fair value measurements and our application of ASC 820.

Credit Monitoring and Risk Rating

The Adviser monitors a wide variety of key credit statistics that provide information regarding our portfolio companies to help us assess credit quality and portfolio performance and, in some instances, used as inputs in our valuation techniques. Generally, we, through the Adviser, participate in periodic board meetings of our portfolio companies in which we hold board seats and also require them to provide annual audited and monthly unaudited financial statements. Using these statements or comparable information and board discussions, the Adviser calculates and evaluates certain credit statistics.

The Adviser risk rates all of our investments in debt securities. The Adviser does not risk rate our equity securities. For syndicated loans that have been rated by a Nationally Recognized Statistical Rating Organization (“NRSRO”) (as defined in Rule 2a-7 under the 1940 Act), the Adviser generally uses the average of two corporate level NRSRO’s risk ratings for such security. For all other debt securities, the Adviser uses a proprietary risk rating system. While the Adviser seeks to mirror the NRSRO systems, we cannot provide any assurance that the Adviser’s risk rating system will provide the same risk rating as an NRSRO for these securities. The Adviser’s risk rating system is used to estimate the probability of default on debt securities and the expected loss if there is a default. The Adviser’s risk rating system uses a scale of 0 to >10, with >10 being the lowest probability of default. It is the Adviser’s understanding that most debt securities of medium-sized companies do not exceed the grade of BBB on an NRSRO scale, so there would be no debt securities in the middle market that would meet the definition of AAA, AA or A. Therefore, the Adviser’s scale begins with the designation >10 as the best risk rating which may be equivalent to a BBB from an NRSRO; however, no assurance can be given that a >10 on the Adviser’s scale is equal to a BBB or Baa2 on an NRSRO scale. The Adviser’s risk rating system covers both qualitative and quantitative aspects of the business and the securities we hold. During the three months ended June 30, 2014, we modified our risk rating model to incorporate additional factors in our qualitative and quantitative analysis. While the overall process did not change, we believe the additional factors enhance the quality of the risk ratings of our investments. No adjustments were made to prior periods as a result of this modification.

The following table reflects risk ratings for all non-syndicated loans in our portfolio at September 30, 2014 and 2013, representing approximately 80.8% and 80.5%, respectively, of the principal balance of all debt investments in our portfolio at the end of each fiscal year:

	As of September 30,
Rating	2014	2013
Highest	9.0	10.0
Average	5.9	5.9
Weighted Average	5.2	5.5
Lowest	2.0	2.0

The following table reflects the risk ratings for all syndicated loans in our portfolio that were rated by an NRSRO at September 30, 2014 and 2013, representing approximately 16.6% and 13.7%, respectively, of the principal balance of all debt investments in our portfolio at the end of each fiscal year:

	As of September 30,
Rating	2014	2013
Highest	6.0	6.0
Average	4.6	4.8
Weighted Average	4.8	4.9
Lowest	3.5	2.5

In addition, the risk ratings for one and two syndicated loans in our portfolio as of September 30, 2014 and 2013, respectively, that were not rated by an NRSRO represented 2.6% and 5.8%, respectively, of the principal balance of all debt investments in our portfolio at the end of each fiscal year and were rated a 4 and a 4 and 5, respectively.

Tax Status

We intend to continue to maintain our qualification as a RIC under Subchapter M of the Code for federal income tax purposes. As a RIC, we are not subject to federal income tax on the portion of our taxable income and gains distributed to our stockholders. To maintain our qualification as a RIC, we must meet certain source-of-income and asset diversification requirements. In addition, in order to qualify to be taxed as a RIC, we must also meet certain annual stockholder distribution requirements. To satisfy the RIC annual distribution requirement, we must distribute to stockholders at least 90.0% of our investment company taxable income. Our policy generally is to make distributions to our stockholders in an amount sufficient to avoid the imposition of federal income tax on any of our taxable income.

In an effort to limit certain federal excise taxes imposed on RICs, we currently intend to distribute to our stockholders, during each calendar year, an amount at least equal to the sum of: (1) 98.0% of our ordinary income for the calendar year, (2) 98.2% of our capital gain net income for the one-year period ending on October 31 of the calendar year, and (3) any ordinary income and capital gain net income from preceding years that were not distributed during such years. Under the RIC Modernization Act (the “RIC Act”), we are permitted to carryforward capital losses incurred in taxable years beginning after September 30, 2011, for an unlimited period. However, any losses incurred during those future taxable years will be required to be utilized prior to the losses incurred in pre-enactment taxable years, which carry an expiration date. As a result of this ordering rule, pre-enactment capital loss carryforwards may be more likely to expire unused. Additionally, post-enactment capital loss carryforwards will retain their character as either short-term or long-term capital losses rather than being considered all short-term as permitted under the Treasury regulations applicable to pre-enactment capital loss carryforwards.

Revenue Recognition

Interest Income Recognition

Interest income, adjusted for amortization of premiums, acquisition costs and amendment fees and the accretion of original issue discounts (“OID”), is recorded on the accrual basis to the extent that such amounts are expected to be collected. Generally, when a loan becomes 90 days or more past due or if our qualitative assessment indicates that the debtor is unable to service its debt or other obligations, we will place the loan on non-accrual status and cease recognizing interest income on that loan for financial reporting purposes until the borrower has demonstrated the ability and intent to pay contractual amounts due. However, we remain contractually entitled to this interest. Interest payments received on non-accrual loans may be recognized as income or applied to the cost basis depending upon management’s judgment. Generally, non-accrual loans are restored to accrual status when past due principal and interest are paid and, in management’s judgment, are likely to remain current, or due to a restructuring such that the interest income is deemed to be collectible. At September 30, 2014, three portfolio companies were on non-accrual status with an aggregate debt cost basis of approximately $51.4 million, or 16.1% of the cost basis of all debt investments in our portfolio, and an aggregate fair value of approximately $13.2 million, or 5.2% of the fair value of all debt investments in our portfolio. At September 30, 2013, two portfolio companies were on non-accrual status with an aggregate debt cost basis of approximately $39.5 million, or 12.6% of the cost basis of all debt investments in our portfolio, and an aggregate fair value of approximately $5.8 million, or 2.4% of the fair value of all debt investments in our portfolio.

We currently hold, and we expect to hold in the future, some loans in our portfolio that contain OID or PIK provisions. We recognize OID for loans originally issued at discounts and recognize the income over the life of the obligation based on an effective yield calculation. PIK interest, computed at the contractual rate specified in a loan agreement, is added to the principal balance of a loan and recorded as income over the life of the obligation. Thus, the actual collection of PIK income may be deferred until the time of debt principal repayment. To maintain our ability to be taxed as a RIC, we may need to pay out both of our OID and PIK non-cash income amounts in the form of distributions, even though we have not yet collected the cash on either.

As of September 30, 2014 and 2013, we had 17 and 19 OID loans, respectively, primarily from the syndicated loans in our portfolio. We recorded OID income of $0.2 million, $0.3 million and $0.3 million for the years ended September 30, 2014, 2013 and 2012, respectively. The unamortized balance of OID investments as of September 30, 2014 and 2013 totaled $0.6 million and $1.0 million, respectively. As of September 30, 2014 and 2013, we had three investments which had a PIK interest component. We recorded PIK interest income of $0.3 million, $0.3 million and $20 for the years ended September 30, 2014, 2013 and 2012, respectively. We collected $0.1 million and $0 of PIK interest in cash for the years ended September 30, 2014 and 2013, respectively.

Other Income Recognition

We generally record success fees upon receipt of cash. Success fees are contractually due upon a change of control in a portfolio company, typically from an exit or sale. We received an aggregate of $2.4 million in success fees during the year ended September 30, 2014, which resulted from $0.5 million related to the early payoff at par of Thibaut, $0.5 million prepayment by FDF and $1.4 million related to our sale of substantially all of the assets in Lindmark and the ensuing pay down of our debt investments in Lindmark at par in September 2013. We received an aggregate of $1.7 million in success fees during the year ended September 30, 2013, which resulted from the early payoffs at par of Westlake for $1.1 million and CMI for $0.6 million during the 2013 fiscal year. We received an aggregate of $4.0 million in success fees during the year ended September 30, 2012, which resulted from the early payoffs at par of Winchester for $1.2 million, GMT for $1.1 million, RCS for $0.9 million and Northern Contours for $0.8 million during the 2012 fiscal year.

We generally record prepayment fees upon receipt of cash. Prepayment fees are contractually due at the time of an investment’s exit, based on the prepayment fee schedule. During the year ended September 30, 2014, we received an aggregate of $0.5 million in prepayment fees from the early payoffs at par of one of our proprietary investments and six of our syndicated investments (including one partial paydown). During the year ended September 30, 2013, we received an aggregate of $0.9 million in prepayment fees, which resulted from the early payoffs of eight of our syndicated investments at par during the 2013 fiscal year. We received an aggregate of $0.2 million in prepayment fees during the year ended September 30, 2012, which resulted from the early payoffs of five of our syndicated investments at par during the 2012 fiscal year.

Dividend income on equity investments is accrued to the extent that such amounts are expected to be collected and if we have the option to collect such amounts in cash. During the year ended September 30, 2014, we recorded an aggregate of $1.0 million of dividend income, net of estimated income taxes payable, which resulted from $0.2 million on our preferred equity investment in FDF, $0.7 million on our investment in FedCap and $0.1 million on our preferred equity investment in Funko. During the years ended September 30, 2013 and 2012 we did not record or collect any dividend income on our preferred equity investments.

Success fees, prepayment fees and dividend income are all recorded in other income in our accompanying Consolidated Statements of Operations. In addition, we received $0.4 million in May 2014 from a legal settlement related to a previously exited portfolio company that was recorded in other income during the year ended September 30, 2014.

Recent Accounting Pronouncements

See Note 2—Summary of Significant Accounting Policies in the notes to our accompanying Consolidated Financial Statements included elsewhere in this report for a description and our application of recent accounting pronouncements. We are currently assessing whether additional disclosure requirements will be necessary in future periods and anticipate no impact from adoption of recent accounting pronouncements on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk (Dollar Amounts in Thousands, Unless Otherwise Indicated)

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. The prices of securities held by us may decline in response to certain events, including those directly involving the companies whose securities are owned by us; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and interest rate fluctuations.

The primary risk we believe we are exposed to is interest rate risk. Because we borrow money to make investments, our net investment income is dependent upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. We use a combination of debt and equity capital to finance our investing activities. We may use interest rate risk management techniques from time to time to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act.

We target to have approximately 10.0% of the loans in our portfolio at fixed rates, with approximately 90.0% made at variable rates or variable rates with a floor. All of our variable-rate loans have rates generally associated with either the current LIBOR or prime rate. As of September 30, 2014, our portfolio consisted of the following:

85.2%	Variable rates with a LIBOR or prime rate floor
14.8	Fixed rates

100.0%	total

In July 2013, we, through our wholly-owned subsidiary, Business Loan, entered into an interest rate cap agreement with Keybank, effective July 9, 2013 and expiring January 19, 2016, for a notional amount of $35.0 million that effectively limits the interest rate on a portion of our borrowings under the terms of our Credit Facility. This agreement will entitle us to receive payments, if any, equal to the amount by which interest payments on the current notational amount at the one month LIBOR exceed the payments on the current notional amount at 5.0%. The agreement therefore helps mitigate our exposure to increases in interest rates on our borrowings on our Credit Facility, which are at variable rates. As of September 30, 2014 and 2013, the interest rate cap agreement had a minimal fair value.

To illustrate the potential impact of changes in interest rates on our net increase (decrease) in net assets resulting from operations, we have performed the following hypothetical analysis, which assumes that our balance sheet and interest rates remain constant as of September 30, 2014 and no further actions are taken to alter our existing interest rate sensitivity.

Basis Point Change (A)	Increase in Interest Income	Increase (Decrease) in Interest Expense	Net Increase (Decrease) in Net Assets Resulting from Operations
Up 300 basis points	$2,530	$1,101	$1,429
Up 200 basis points	892	734	158
Up 100 basis points	93	367	(274)
Down 15 basis points	—	(57)	57

(A)	As of September 30, 2014, our effective average LIBOR was 0.15%, therefore, the largest decrease in basis points that could occur was 15 basis points.

Although management believes that this analysis is indicative of our existing interest rate sensitivity, it does not adjust for potential changes in credit quality, size and composition of our loan portfolio on the balance sheet and other business developments that could affect net increase (decrease) in net assets resulting from operations. Accordingly, actual results could differ significantly from those in the hypothetical analysis in the table above.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

At our 2014 annual stockholders meeting, our stockholders approved our ability to sell or otherwise issue shares of our common stock at a price below the then current net asset value, or NAV, per common share during a one year period, which we refer to as the Stockholder Approval, beginning on February 13, 2014, and expiring on the first anniversary of such date. We intend to seek similar stockholder approval at our 2015 annual stockholders meeting. To sell shares of common stock pursuant to this authorization, no further authorization from our stockholders will be solicited but the number of common shares issued and sold pursuant to such authority cannot exceed 25% of our then outstanding common stock immediately prior to such sale and a majority of our directors who have no financial interest in the sale and a majority of our independent directors must (i) find that the sale is in our best interests and in the best interests of our stockholders and (ii) in consultation with any underwriter or underwriters of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares of common stock, or immediately prior to the issuance of such common stock, that the price at which such shares of common stock are to be sold is not less than a price which closely approximates the market value of those shares of common stock, less any distributing commission or discount.

Any offering of common stock below its NAV per share will be designed to raise capital for investment in accordance with our investment objective.

In making a determination that an offering of common stock below its NAV per share is in our and our stockholders’ best interests, our Board of Directors will consider a variety of factors including:

•	the effect that an offering below NAV per common share would have on our common stockholders, including the potential dilution they would experience as a result of the offering;

•	the amount per common share by which the offering price per share and the net proceeds per share are less than our most recently determined NAV per common share;

•	the relationship of recent market prices of common stock to NAV per share and the potential impact of the offering on the market price per share of our common stock;

•	whether the estimated offering price would closely approximate the market value of shares of our common stock;

•	the potential market impact of being able to raise capital during the current financial market difficulties;

•	the nature of any new investors anticipated to acquire shares of our common stock in the offering;

•	the anticipated rate of return on and quality, type and availability of investments; and

•	the leverage available to us.

Our Board of Directors will also consider the fact that sales of shares of common stock at a discount will benefit the Adviser as the Adviser will earn additional investment management fees on the proceeds of such offerings, as it would from the offering of any other of our securities or from the offering of common stock at a premium to NAV per share.

We will not sell shares of our common stock under this prospectus or an accompanying prospectus supplement pursuant to the Stockholder Approval without first filing a post-effective amendment to the registration statement if the cumulative dilution to our NAV per common share from offerings under the registration statement exceeds 15%. This would be measured separately for each offering pursuant to the registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the percentage from each offering. For example, if our most recently determined NAV per common share at the time of the first offering is $10.00 and we have 140 million shares of common stock outstanding, the sale of 35 million shares of common stock at net proceeds to us of $5.00 per common share (a 50% discount) would produce dilution of 10%. If we subsequently determined that our NAV per common share increased to $11.00 on the then 175 million shares of common stock outstanding and then made an additional offering, we could, for example, sell approximately an additional 43.75 million shares of common stock at net proceeds to us of $8.25 per common share, which would produce dilution of 5%, before we would reach the aggregate 15% limit. If we file a new post-effective amendment, the threshold would reset.

Sales by us of our common stock at a discount from NAV per common share pose potential risks for our existing common stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering. Any sale of common stock at a price below NAV per share would result in an immediate dilution to existing common stockholders who do not participate in such sale on at least a pro-rata basis. See “Risk Factors — Risks Related to an Investment in Our Securities.”

The following three headings and accompanying tables explain and provide hypothetical examples of the impact of an offering of our common stock at a price below NAV per common share on three different types of investors:

•	existing common stockholders who do not purchase any shares of common stock in the offering;

•	existing common stockholders who purchase a relatively small amount of shares of common stock in the offering or a relatively large amount of shares of common stock in the offering; and

•	new investors who become common stockholders by purchasing shares of common stock in the offering.

Impact on Existing Common Stockholders Who Do Not Participate in an Offering

An existing common stockholder who does not participate in an offering below NAV per share or who does not buy additional common shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks. These stockholders will experience an immediate decrease (often called dilution) in the NAV of the common shares they hold and their NAV per common share. These common stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we will experience in our assets, potential earning power and voting interests due to the offering. These common stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential decreases in NAV per common share. This decrease could be more pronounced as the size of the offering and level of discounts increase. Further, if current common stockholders do not purchase sufficient shares of common stock to maintain their percentage interest, regardless of whether such offering is above or below the then current NAV, their voting power will be diluted.

The following table illustrates the level of NAV dilution that would be experienced by a nonparticipating common stockholder in three different hypothetical offerings of different sizes and levels of discount from NAV per common share, although it is not possible to predict the level of market price decline that may occur. Actual sales prices and discounts may differ from the presentation below.

The examples assume that we have 1,000,000 common shares outstanding, $15,000,000 in total assets and $5,000,000 in total liabilities. The current NAV and NAV per common share are thus $10,000,000 and $10.00, respectively. The table illustrates the dilutive effect on a nonparticipating common stockholder of (1) an offering of 50,000 shares of common stock (5% of the outstanding common shares) at $9.50 per common share after offering expenses and commission (a 5% discount from NAV), (2) an offering of 100,000 shares of common stock (10% of the outstanding common shares) at $9.00 per common share after offering expenses and commissions (a 10% discount from NAV) and (3) an offering of 250,000 shares of common stock (25% of the outstanding common shares) at $7.50 per common share after offering expenses and commissions (a 25% discount from NAV). The prospectus supplement pursuant to which any discounted offering is made will include a chart based on the actual number of shares of common stock in such offering and the actual discount to the most recently determined NAV.

		Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 25% Offering at 25% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Common Share to Public	—	$10.00	—	$9.47	—	$7.90	—
Net Proceeds per Common Share to Issuer	—	$9.50	—	$9.00	—	$7.50	—
Decrease to NAV per Common Share
Total Common Shares Outstanding	1,000,000	1,050,000	5.00%	1,100,000	10.00%	1,250,000	25.00%
NAV per Common Share	$10.00	$9.98	(0.20)%	$9.91	(0.90)%	$9.50	(5.00)%
Dilution to Common Stockholder
Common Shares Held by Stockholder	10,000	10,000	—	10,000	—	10,000	—
Percentage Held by Common Stockholder	1.0%	0.95%	(4.76)%	0.91%	(9.09)%	0.83%	(20.00)%
Total Asset Values

Total NAV Held by Common Stockholder	$100,000	$99,800	(0.20)%	$99,100	(0.90)%	$95,000	(5.00)%
Total Investment by Common Stockholder (Assumed to be $10.00 per Common Share)	$100,000	$100,000	—	$100,000	—	$100,000	—
Total Dilution to Common Stockholder (Total NAV Less Total Investment)	—	$(200)	—	$(900)	—	$(5,000)	—
Per Common Share Amounts
NAV Per Common Share Held by Common Stockholder	—	$9.98	—	$9.91	—	$9.50	—
Investment per Common Share Held by Common Stockholder (Assumed to be $10.00 per Share on Common Shares Held prior to Sale)	$10.00	$10.00	—	$10.00	—	$10.00	—
Dilution per Common Share Held by Stockholder (NAV per Common Share Less Investment per Common Share)	—	$(0.02)	—	$(0.09)	—	$(0.50)	—
Percentage Dilution to Common Stockholder (Dilution per Common Share Divided by Investment per Common Share)	—	—	(0.20)%	—	(0.90)%	—	(5.00)%

Impact on Existing Common Stockholders Who Do Participate in an Offering

An existing common stockholder who participates in an offering below NAV per common share or who buys additional shares of common stock in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of NAV dilution as the nonparticipating common stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our common shares immediately prior to the offering. The level of NAV dilution will decrease as the number of common shares such stockholders purchase increases. Existing common stockholders who buy more than such percentage will experience NAV dilution but will, in contrast to existing common stockholders who purchase less than their proportionate share of the offering, experience an increase (often called accretion) in NAV per common share over their investment per common share and will also experience a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering. The level of accretion will increase as the excess number of shares such common stockholder purchases increases. Even a common stockholder who over-participates will, however, be subject to the risk that we may make additional discounted offerings in which such common stockholder does not participate, in which case such a stockholder will experience NAV dilution as described above in such subsequent offerings. These stockholders may also experience a decline in the market price of their common shares, which often reflects to some degree announced or potential decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discount to NAV increases.

The following chart illustrates the level of dilution and accretion in the hypothetical 25% discount offering from the prior chart for a common stockholder that acquires shares of common stock equal to (1) 50% of its proportionate share of the offering (i.e., 1,250 common shares, which is 0.50% of the offering 250,000 common shares rather than its 1% proportionate share) and (2) 150% of such percentage (i.e., 3,750 common shares, which is 1.50% of an offering of 250,000 common shares rather than its 1% proportionate share). The prospectus supplement pursuant to which any discounted offering is made will include a chart for this example based on the actual number of common shares in such offering and the actual discount from the most recently determined NAV per common share. It is not possible to predict the level of market price decline that may occur.

		50% Participation		150% Participation
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Common Share to Public	—	$7.90	—	$7.90	—
Net Proceeds per Common Share to Issuer	—	$7.50	—	$7.50	—
Increases in Common Shares and Decrease to NAV per Common Share
Total Common Shares Outstanding	1,000,000	1,250,000	25.00%	1,250,000	25.00%
NAV per Common Share	$10.00	$9.50	(5.00)%	$9.50	(5.00)%
Dilution/Accretion to Common Stockholder
Common Shares Held by Stockholder	10,000	11,250	12.50%	13,750	37.50%
Percentage Held by Common Stockholder	1.0%	0.90%	(10.00)%	1.10%	10.00%
Total Asset Values
Total NAV Held by Common Stockholder	$100,000	$106,875	6.88%	$130,625	30.63%
Total Investment by Common Stockholder (Assumed to be $10.00 per Share on Common Shares Held prior to Sale)	$100,000	$109,875	—	$129,625	—
Total Dilution/Accretion to Common Stockholder (Total NAV Less Total Investment)	—	(3,000)	—	$1,000	—
Per Common Share Amounts
NAV Per Common Share Held by Common Stockholder	—	$9.50	—	$9.50	—
Investment per Common Share Held by Stockholder (Assumed to be $10.00 per Share on Common Shares Held prior to Sale)	$10.00	$9.77	(2.33)%	$9.43	(5.73)%
Dilution/Accretion per Common Share Held by Stockholder (NAV per Common Share Less Investment per Common Share)	—	$(0.27)	—	$0.07	—
Percentage Dilution/Accretion to Common Stockholder (Dilution/Accretion per Common Share Divided by Investment per Common Share)	—	—	(2.73)%	—	0.77%

Impact on New Investors in Common Stock

Investors who are not currently stockholders, but who participate in an offering below NAV and whose investment per common share is greater than the resulting NAV per share (due to selling compensation and expenses paid by us) will experience an immediate decrease, albeit small, in the NAV of their shares and their NAV per share compared to the price they pay for their shares of common stock. Investors who are not currently stockholders and who participate in an offering below NAV per common share and whose investment per common share is also less than the resulting NAV per common share due to selling compensation and expenses paid by the issuer being significantly less than the discount per common share will experience an immediate increase in the NAV of their shares and their NAV per share compared to the price they pay for their shares of common stock. These investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests. These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new common stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings. These investors may also experience a decline in the market price of their shares of common stock, which often reflects to some degree announced or potential decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of dilution or accretion for new investors that would be experienced by a new investor in the same 5%, 10% and 25% discounted offerings as described in the first chart above. The illustration is for a new investor who purchases the same percentage (1%) of the common shares in the offering as the common stockholder in the prior examples held immediately prior to the offering. The prospectus supplement pursuant to which any discounted offering is made will include a chart for this example based on the actual number of common shares in such offering and the actual discount from the most recently determined NAV per common share. It is not possible to predict the level of market price decline that may occur.

		Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 25% Offering at 25% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Common Share to Public	—	$10.00	—	$9.47	—	$7.90	—
Net Proceeds per Common Share to Issuer	—	$9.50	—	$9.00	—	$7.50	—
Decrease to NAV per Common Share
Total Common Shares Outstanding	1,000,000	1,050,000	5.00%	1,100,000	10.00%	1,250,000	25.00%
NAV per Common Share	$10.00	$9.98	(0.20)%	$9.91	(0.90)%	$9.50	(5.00)%
Dilution/Accretion to Common Stockholder
Common Shares Held by Stockholder	—	500	—	1,000	—	2,500	—
Percentage Held by Common Stockholder	0.0%	0.05%	—	0.09%	—	0.20%	—
Total Asset Values
Total NAV Held by Common Stockholder	—	$4,990	—	$9,910	—	$23,750	—
Total Investment by Common Stockholder	—	$5,000	—	$9,470	—	$19,750	—
Total Dilution/Accretion to Common Stockholder (Total NAV Less Total Investment)	—	$(10)	—	$440	—	$4,000	—
Per Common Share Amounts
NAV Per Common Share Held by Common Stockholder	—	$9.98	—	$9.91	—	$9.50	—
Investment per Common Share Held by Common Stockholder	—	$10.00	—	$9.47	—	$7.90	—
Dilution/Accretion per Common Share Held by Stockholder (NAV per Common Share Less Investment per Common Share)	—	$(0.02)	—	$0.44	—	$1.60	—
Percentage Dilution/Accretion to Common Stockholder (Dilution/Accretion per Common Share Divided by Investment per Common Share)	—	—	(0.20)%	—	4.65%	—	20.25%

SENIOR SECURITIES

Information about our senior securities is shown in the following table for the audited periods as of September 30, 2014, 2013, 2012, 2011, 2010, 2009, 2008, 2007, 2006 and 2005. The information has been derived from our audited financial statement for each respective period, which have been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm. PricewaterhouseCoopers LLP’s report on the senior securities table as of September 31, 2014 is attached as an exhibit to the registration statement of which this prospectus is a part.

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)		Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
Revolving Credit Facilities
September 30, 2014	$36,700,000		$3,054	$—		N/A
September 30, 2013	46,900,000		3,410	—		N/A
September 30, 2012	58,800,000		2,963	—		N/A
September 30, 2011	99,400,000		3,150	—		N/A
September 30, 2010	16,800,000		14,187	—		N/A
September 30, 2009	83,000,000		3,963	—		N/A
September 30, 2008	151,030,000		2,792	—		N/A
September 30, 2007	144,440,000		2,524	—		N/A
September 30, 2006	49,993,000		4,435	—		N/A
September 30, 2005	53,034,000		3,849	—		N/A
Series 2016 Term Preferred Stock (5)
September 30, 2014	$—	$	N/A	$—	$	N/A
September 30, 2013	38,497,050		3,410	25.00		25.49
September 30, 2012	38,497,050		2,963	25.00		25.55
September 30, 2011	—		N/A	—		N/A
September 30, 2010	—		N/A	—		N/A
September 30, 2009	—		N/A	—		N/A
September 30, 2008	—		N/A	—		N/A
September 30, 2007	—		N/A	—		N/A
September 30, 2006	—		N/A	—		N/A
September 30, 2005	—		N/A	—		N/A
Series 2021 Term Preferred Stock (6)
September 30, 2014	$61,000,000		$3,054	$25.00		$24.45
September 30, 2013	—		N/A	—		N/A
September 30, 2012	—		N/A	—		N/A
September 30, 2011	—		N/A	—		N/A
September 30, 2010	—		N/A	—		N/A
September 30, 2009	—		N/A	—		N/A
September 30, 2008	—		N/A	—		N/A
September 30, 2007	—		N/A	—		N/A
September 30, 2006	—		N/A	—		N/A
September 30, 2005	—		N/A	—		N/A
Repurchase Agreements
September 30, 2014	$—		N/A	$—		N/A
September 30, 2013	—		N/A	—		N/A
September 30, 2012	—		N/A	—		N/A
September 30, 2011	—		N/A	—		N/A
September 30, 2010	—		N/A	—		N/A
September 30, 2009	—		N/A	—		N/A
September 30, 2008	—		N/A	—		N/A
September 30, 2007	—		N/A	—		N/A
September 30, 2006	—		N/A	—		N/A
September 30, 2005	—		N/A	—		N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented.
(2)	Asset coverage ratio for a class of our senior securities representing indebtedness means the ratio of the value of our total assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness and asset coverage ratio for a class of our senior securities that are stock means the ratio of the value of our total assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness plus the aggregate involuntary liquidation preference of a class of senior security which is stock. Asset coverage per unit is the asset coverage ratio expressed in terms of dollar amounts per one thousand dollars of indebtedness.
(3)	The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.
(4)	All senior securities (with the exception of our Series 2021 Term Preferred Stock) are not registered for public trading. Average market value per unit is the average of the last ten days closing prices on the NASDAQ.
(5)	In November 2011, we issued 1,539,882 shares of Series 2016 Term Preferred Stock through a public offering and subsequent exercise of an overallotment option. In May 2014, we voluntarily redeemed all outstanding shares of 2016 Term Preferred Stock and therefore had no 2016 Term Preferred Stock outstanding at September 30, 2014.
(6)	In May 2014, we issued 2,440,000 shares of Series 2021 Term Preferred Stock through a public offering and subsequent exercise of an overallotment option.

BUSINESS

Overview

Organization

We were incorporated under the Maryland General Corporation Law on May 30, 2001, and completed our initial public offering on August 24, 2001. We operate as an externally managed, closed-end, non-diversified management investment company and have elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended ( the “1940 Act”). For federal income tax purposes, we have elected to be treated as a regulated investment company (“RIC”) under the Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). In order to continue to qualify as a RIC for federal income tax purposes and obtain favorable RIC tax treatment, we must meet certain requirements, including certain minimum distribution requirements.

Our shares of common stock and term preferred stock are traded on the NASDAQ Global Select Market (“NASDAQ”) under the trading symbols “GLAD” and “GLADO,” respectively.

Investment Objectives and Strategy

We were established for the purpose of investing in debt and equity securities of established private businesses operating in the United States (“U.S.”). Our investment objectives are to: (1) achieve and grow current income by investing in debt securities of established businesses that we believe will provide stable earnings and cash flow to pay expenses, make principal and interest payments on our outstanding indebtedness and make distributions to stockholders that grow over time; and (2) provide our stockholders with long-term capital appreciation in the value of our assets by investing in equity securities of established businesses that we believe can grow over time to permit us to sell our equity investments for capital gains. To achieve our objectives, our investment strategy is to invest in several categories of debt and equity securities, with each investment generally ranging from $5 million to $25 million, although investment size may vary, depending upon our total assets or available capital at the time of investment. We lend to borrowers that need funds for growth capital, to finance acquisitions, or to recapitalize or refinance their existing debt facilities. We seek to avoid investing in high-risk, early-stage enterprises. Our targeted portfolio companies are generally considered too small for the larger capital marketplace. We expect that our investment portfolio over time will consist of approximately 95.0% in debt investments and 5.0% in equity investments, at cost. As of September 30, 2014, our investment portfolio was made up of approximately 91.6% in debt investments and 8.4% in equity investments, at cost.

We invest by ourselves or jointly with other funds and/or management of the portfolio company, depending on the opportunity. If we are participating in an investment with one or more co-investors, our investment is likely to be smaller than if we were investing alone.

In July 2012, the Securities and Exchange Commission (“SEC”) granted us an exemptive order that expands our ability to co-invest with certain of our affiliates under certain circumstances and any future business development company or closed-end management investment company that is advised (or sub-advised if it controls the fund) by our external investment adviser, or any combination of the foregoing, subject to the conditions in the SEC’s order. We believe this ability to co-invest will continue to enhance our ability to further our investment objectives and strategies.

In general, our investments in debt securities have a term of no more than seven years, accrue interest at variable rates (based on the one month London Interbank Offered Rate (“LIBOR”)) and, to a lesser extent, at fixed rates. We seek debt instruments that pay interest monthly or, at a minimum, quarterly, and which may include a yield enhancement, such as a success fee or deferred interest provision and are primarily interest only with all principal and any accrued but unpaid interest due at maturity. Generally, success fees accrue at a set rate and are contractually due upon a change of control of the business. Some debt securities have deferred interest whereby some portion of the interest payment is added to the principal balance so that the interest is paid, together with the principal, at maturity. This form of deferred interest is often called paid-in-kind (“PIK”) interest. Typically, our equity investments take the form of preferred or common stock, limited liability company interests, or warrants or options to purchase the foregoing. Often, these equity investments occur in connection with our original investment, recapitalizing a business, or refinancing existing debt.

As of September 30, 2014, our portfolio consisted of loans to 45 companies located in 20 states in 17 different industries with an aggregate fair value of $281.3 million. Since our initial public offering in 2001 through September 30, 2014, we have invested in over 185 different companies, while making over 140 consecutive monthly or quarterly distributions to common stockholders totaling approximately $239.1 million or $15.25 per share. We expect that our investment portfolio will primarily include the following four categories of investments in private U.S. companies:

•

Senior Debt Securities: We seek to invest a portion of our assets in senior debt securities also known as senior loans, senior term loans, lines of credit and senior notes. Using its assets as collateral, the borrower typically uses senior debt to cover a substantial portion of the funding needs of its business. The senior debt security usually takes the form of first priority liens on all, or substantially all, of the assets of the business. Senior debt securities may include investments sourced from the syndicated loan market.

•

Senior Subordinated Debt Securities: We seek to invest a portion of our assets in senior subordinated debt securities, also known as senior subordinated loans and senior subordinated notes. These senior subordinated debts rank junior to the borrowers’ senior debt and may be secured by a first priority lien on a portion of the assets of the business and may be designated as second lien notes (including our participation and investment in syndicated second lien loans). Additionally, we may receive other yield enhancements, such as success fees, in connection with these senior subordinated debt securities.

•

Junior Subordinated Debt Securities: We seek to invest a portion of our assets in junior subordinated debt securities, also known as subordinated loans, subordinated notes and mezzanine loans. These junior subordinated debts may be secured by certain assets of the borrower or unsecured loans. Additionally, we may receive other yield enhancements in addition to or in lieu of success fees, such as warrants to buy common and preferred stock or limited liability interests in connection with these junior subordinated debt securities.

•

Preferred and Common Equity/Equivalents: In some cases we will purchase equity securities which consist of preferred and common equity or limited liability company interests, or warrants or options to acquire such securities, and are in combination with our debt investment in a business. Additionally, we may receive equity investments derived from restructurings on some of our existing debt investments. In some cases, we will own a significant portion of the equity and in other cases we may have voting control of the businesses in which we invest.

Additionally, pursuant to the 1940 Act, we must maintain at least 70.0% of our total assets in qualifying assets, which generally include each of the investment types listed above. Therefore, the 1940 Act permits us to invest up to 30.0% of our assets in other non-qualifying assets. See “Regulation as a BDC — Qualifying Assets” for a discussion of the types of qualifying assets in which we are permitted to invest pursuant to Section 55(a) of the 1940 Act.

Because the majority of the loans in our portfolio consist of term debt in private companies that typically cannot or will not expend the resources to have their debt securities rated by a credit rating agency, we expect that most, if not all, of the debt securities we acquire will be unrated. Investors should assume that these loans would be rated below what is today considered “investment grade” quality. Investments rated below investment grade are often referred to as high yield securities or junk bonds and may be considered higher risk, as compared to investment-grade debt instruments. In addition, many of the debt securities we hold typically do not amortize prior to maturity.

Investment Concentrations

Year over year, our investment concentration as a percentage of fair value and of cost has remained relatively unchanged. As of September 30, 2014, our portfolio allocation is approximately 91.6% debt investments and 8.4% equity investments, at cost. Our portfolio consists primarily of proprietary investments, however, we continue to invest in syndicated investments where we participate with a group of other lenders. As of September 30, 2014, we held 16 syndicated investments totaling $61.1million at cost and $59.5 million at fair value, or 17.5% and 21.1%, respectively, of our total aggregate portfolio. We held 18 syndicated investments totaling $61.2 million at cost and $60.6 million at fair value, or 18.4% and 23.6%, respectively, of our total aggregate portfolio as of September 30, 2013.

The following table outlines our investments by security type at September 30, 2014 and 2013:

	September 30, 2014				September 30, 2013
	Cost		Fair Value		Cost		Fair Value
Senior debt	$168,023	48.1%	$118,414	42.1%	$184,146	55.4%	$118,134	46.0%
Senior subordinated debt	151,782	43.5	135,887	48.3	129,013	38.8	126,675	49.3
Junior subordinated debt	—	—	—	—	494	0.2	561	0.2

Total debt investments	319,805	91.6	254,301	90.4	313,653	94.4	245,370	95.5

Preferred equity	21,496	6.1	13,478	4.8	12,268	3.7	4,626	1.8
Common equity/equivalents	7,984	2.3	13,507	4.8	6,345	1.9	6,882	2.7

Total equity investments	29,480	8.4	26,985	9.6	18,613	5.6	11,508	4.5

Total Investments	$349,285	100.0%	$281,286	100.0%	$332,266	100.0%	$256,878	100.0%

Our five largest investments at fair value as of September 30, 2014, totaled $94.3 million, or 33.5% of our total aggregate portfolio, as compared to our five largest investments at fair value as of September 30, 2013, totaling $96.0 million, or 37.4% of our total aggregate portfolio.

Our investments at fair value consisted of the following industry classifications at September 30, 2014 and 2013:

	September 30, 2014		September 30, 2013
Industry Classification	Fair Value	Percentage of Total Investments	Fair Value	Percentage of Total Investments
Healthcare, education and childcare	$47,538	16.9%	$45,339	17.7%
Oil and gas	42,831	15.2	15,174	5.9
Personal and non-durable consumer products	30,157	10.7	29,032	11.3
Diversified/conglomerate manufacturing	27,634	9.8	4,482	1.7
Electronics	24,811	8.8	33,711	13.1
Printing and publishing	23,999	8.5	22,224	8.7
Automobile	19,489	6.9	9,701	3.8
Cargo Transportation	12,838	4.6	12,984	5.1
Textiles and leather	8,171	2.9	8,476	3.3
Diversified natural resources, precious metals and minerals	7,176	2.6	—	—
Aerospace and defense	6,920	2.5	11,730	4.6
Buildings and real estate	6,617	2.4	6,392	2.5
Broadcast and entertainment	6,386	2.3	15,534	6.0
Beverage, food and tobacco	6,235	2.2	7,038	2.7
Mining, steel, iron and non-precious metals	4,455	1.6	17,733	6.9
Other, < 2.0%	4,205	1.5	10,903	4.2
Machinery	1,824	0.6	6,425	2.5

Total Investments	$281,286	100.0%	$256,878	100.0%

Our investments at fair value were included in the following U.S. geographic regions at September 30, 2014 and 2013:

	September 30, 2014		September 30, 2013
Geographic Region	Fair Value	Percentage of Total Investments	Fair Value	Percentage of Total Investments
Midwest	$107,387	38.2%	$118,570	46.2%
South	92,355	32.8	68,669	26.7
West	80,744	28.7	61,737	24.0
Northeast	800	0.3	7,902	3.1

Total Investments	$281,286	100.0%	$256,878	100.0%

The geographic region indicates the location of the headquarters of our portfolio companies. A portfolio company may have a number of other business locations in other geographic regions.

Investment Adviser and Administrator

Gladstone Management Corporation (the “Adviser”) is our affiliate, investment adviser and a privately-held company led by a management team that has extensive experience in our lines of business. Another of our and the Adviser’s affiliates, a privately-held company, Gladstone Administration, LLC (the “Administrator”), employs, among others, our chief financial officer, treasurer, chief compliance officer, general legal counsel and secretary (who also serves as our Administrator’s president) and their respective staffs. Excluding our chief financial officer and treasurer, all of our executive officers serve as directors or executive officers, or both, of the following of our affiliates: Gladstone Commercial Corporation (“Gladstone Commercial”) a publicly traded real estate investment trust; Gladstone Investment Corporation (“Gladstone Investment”), a publicly traded BDC and RIC; Gladstone Land Corporation (“Gladstone Land”), a publicly traded real estate investment trust that invests in farmland and farm related property; the Adviser; and the Administrator. Our chief financial officer is also the chief accounting officer of the Adviser. Our treasurer is also the chief financial officer and treasurer of Gladstone Investment. David Gladstone, our chairman and chief executive officer, also serves on the board of managers of our affiliate, Gladstone Securities, LLC (“Gladstone Securities”), a privately-held broker-dealer registered with the Financial Industry Regulatory Authority (“FINRA”) and insured by the Securities Investor Protection Corporation.

The Adviser and Administrator also provide investment advisory and administrative services, respectively, to our affiliates, including, but not limited to: Gladstone Commercial; Gladstone Investment; and Gladstone Land. In the future, the Adviser and Administrator may provide investment advisory and administrative services, respectively, to other funds and companies, both public and private.

We have been externally managed by the Adviser pursuant to an investment advisory and management agreement since October 1, 2004. The investment advisory and management agreement originally included administrative services; however, it was amended and restated on October 1, 2006 and at that time we entered into an administration agreement with the Administrator to provide such services. The Adviser was organized as a corporation under the laws of the State of Delaware on July 2, 2002, and is a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Administrator was organized as a limited liability company under the laws of the State of Delaware on March 18, 2005. The Adviser and Administrator are headquartered in McLean, Virginia, a suburb of Washington, D.C. The Adviser also has offices in several other states.

Investment Process

Overview of Investment and Approval Process

To originate investments, the Adviser’s investment professionals use an extensive referral network comprised primarily of private equity sponsors, venture capitalists, leveraged buyout funds, investment bankers, attorneys, accountants, commercial bankers and business brokers. The Adviser’s investment professionals review information received from these and other sources in search of potential financing opportunities. If a potential opportunity matches our investment objectives, the investment professionals will seek an initial screening of the opportunity with our president, Robert L. Marcotte, to authorize the submission of an indication of interest (“IOI”) to the prospective portfolio company. If the prospective portfolio company passes this initial screening and the IOI is accepted by the prospective company, the investment professionals will seek approval to issue a letter of intent (“LOI”) from the Adviser’s investment committee, which is composed of Mr. Gladstone (our chairman and chief executive officer), Terry Lee Brubaker (our vice chairman and chief operating officer) and Mr. Marcotte, to the prospective company. If this LOI is issued, then the Adviser and Gladstone Securities (the “Due Diligence Team”) will conduct a due diligence investigation and create a detailed profile summarizing the prospective portfolio company’s historical financial statements, industry, competitive position and management team and analyzing its conformity to our general investment criteria. The investment professionals then present this profile to the Adviser’s investment committee, which must approve each investment. Further, each investment is available for review by the members of our Board of Directors, a majority of whom are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act.

Prospective Portfolio Company Characteristics

We have identified certain characteristics that we believe are important in identifying and investing in prospective portfolio companies. The criteria listed below provide general guidelines for our investment decisions, although not all of these criteria may be met by each portfolio company.

•

Value-and-Income Orientation and Positive Cash Flow. Our investment philosophy places a premium on fundamental analysis from an investor’s perspective and has a distinct value-and-income orientation. In seeking value, we focus on established companies in which we can invest at relatively low multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”), and that have positive operating cash flow at the time of investment. In seeking income, we typically invest in companies that generate relatively stable to growing sales and cash flow to provide some assurance that they will be able to service their debt. We do not expect to invest in start-up companies or companies with what we believe to be speculative business plans.

•

Experienced Management. We typically require that the businesses in which we invest have experienced management teams. We also require the businesses to have in place proper incentives to induce management to succeed and act in concert with our interests as investors, including having significant equity or other interests in the financial performance of their companies.

•

Strong Competitive Position in an Industry. We seek to invest in businesses that have developed strong market positions within their respective markets and that we believe are well-positioned to capitalize on growth opportunities. We seek businesses that demonstrate significant competitive advantages versus their competitors, which we believe will help to protect their market positions and profitability.

•

Enterprise Collateral Value. The projected enterprise valuation of the business, based on market based comparable cashflow multiples, is an important factor in our investment analysis in determining the collateral coverage of our debt securities.

Extensive Due Diligence

The Due Diligence Team conducts what we believe are extensive due diligence investigations of our prospective portfolio companies and investment opportunities. The due diligence investigation may begin with a review of publicly available information followed by in depth business analysis, including, but not limited to, some or all of the following:

•	a review of the prospective portfolio company’s historical and projected financial information, including a quality of earnings analysis;

•	visits to the prospective portfolio company’s business site(s);

•	interviews with the prospective portfolio company’s management, employees, customers and vendors;

•	review of loan documents and material contracts;

•	background checks and a management capabilities assessment on the prospective portfolio company’s management team; and

•	research on the prospective portfolio company’s products, services or particular industry and its competitive position therein.

Upon completion of a due diligence investigation and a decision to proceed with an investment, the Adviser’s investment professionals who have primary responsibility for the investment present the investment opportunity to the Adviser’s investment committee. The investment committee then determines whether to pursue the potential investment. Additional due diligence of a potential investment may be conducted on our behalf by attorneys and independent accountants, as well as other outside advisers, prior to the closing of the investment, as appropriate.

We also rely on the long-term relationships that the Adviser’s investment professionals have with venture capitalists, leveraged buyout funds, investment bankers, commercial bankers, private equity sponsors, attorneys, accountants, and business brokers. In addition, the extensive direct experiences of our executive officers and managing directors in the operations of and providing debt and equity capital to small and medium-sized private businesses plays a significant role in our investment evaluation and assessment of risk.

Investment Structure

Once the Adviser has determined that an investment meets our standards and investment criteria, the Adviser works with the management of that company and other capital providers to structure the transaction in a way that we believe will provide us with the greatest opportunity to maximize our return on the investment, while providing appropriate incentives to management of the company. As discussed above, the capital classes through which we typically structure a deal include senior debt, senior subordinated debt, junior subordinated debt, and preferred and common equity or equivalents. Through its risk management process, the Adviser seeks to limit the downside risk of our investments by:

•	seeking collateral or superior positions in the portfolio company’s capital structure where possible;

•	negotiating covenants in connection with our investments that afford our portfolio companies as much flexibility as possible in managing their businesses, consistent with preserving our capital;

•	holding board seats or securing board observation rights at the portfolio company;

•	incorporating put rights and call protection into the investment structure where possible; and

•	making investments with an expected total return (including both interest and potential equity appreciation) that it believes compensates us for the credit risk of the investment.

We expect to hold most of our debt investments until maturity or repayment, but may sell our investments (including our equity investments) earlier if a liquidity event takes place, such as the sale or recapitalization of a portfolio company or, in the case of an equity investment in a company, its initial public offering. Occasionally, we may sell some or all of our investment interests in a portfolio company to a third party, such as an existing investor in the portfolio company, in a privately negotiated transaction.

Competitive Advantages

A large number of entities compete with us and make the types of investments that we seek to make in small and medium-sized privately-owned businesses. Such competitors include BDCs, non-equity based investment funds, and other financing sources, including traditional financial services companies such as commercial banks. Many of our competitors are substantially larger than we are and have considerably greater funding sources or are able to access capital more cost effectively. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, serve a broader customer base and establish a greater market share. Furthermore, many of these competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC. However, we believe that we have the following competitive advantages over other providers of financing to small and medium-sized businesses.

Management Expertise

Mr. Gladstone, our chairman and chief executive officer, is also the chairman and chief executive officer of the Adviser and its affiliated companies, other than Gladstone Securities, (the “Gladstone Companies”), and has been involved in all aspects of the Gladstone Companies’ investment activities, including serving as a member of the Adviser’s investment committee. Mr. Gladstone and Mr. Marcotte, our president, both have over twenty-five years of experience in investing in middle market companies and with operating in the BDC marketplace in general. Mr. Brubaker, our vice chairman and chief operating officer, has over twenty-five years of experience in acquisitions and operations of companies. Messrs. Gladstone and Brubaker also have principal management responsibility for the Adviser as its executive officers. These three individuals dedicate a significant portion of their time to managing our investment portfolio. Our senior management has extensive experience providing capital to small and medium-sized companies and has worked together at the Gladstone Companies for more than ten years. In addition, we have access to the resources and expertise of the Adviser’s investment professionals and support staff who possess a broad range of transactional, financial, managerial and investment skills.

Increased Access to Investment Opportunities Developed Through Extensive Research Capability and Network of Contacts

The Adviser seeks to identify potential investments through active origination and due diligence and through its dialogue with numerous management teams, members of the financial community and potential corporate partners with whom the Adviser’s investment professionals have long-term relationships. We believe that the Adviser’s investment professionals have developed a broad network of contacts within the investment, commercial banking, private equity and investment management communities, and that their reputation, experience and focus on investing in small and medium-sized companies enables us to source and identify well-positioned prospective portfolio companies, which provide attractive investment opportunities. Additionally, the Adviser expects to generate information from its professionals’ network of accountants, consultants, lawyers and management teams of portfolio companies and other companies to support the Adviser’s investment activities.

Disciplined, Value and Income-Oriented Investment Philosophy with a Focus on Preservation of Capital

In making its investment decisions, the Adviser focuses on the risk and reward profile of each prospective portfolio company, seeking to minimize the risk of capital loss without foregoing the potential for capital appreciation. We expect the Adviser to use the same value and income-oriented investment philosophy that its professionals use in the management of the other Gladstone Companies and to commit resources to manage downside exposure. The Adviser’s approach seeks to reduce our risk in investments by using some or all of the following approaches:

•	focusing on companies with sustainable market positions and cash flow;

•	investing in businesses with experienced and established management teams;

•	engaging in extensive due diligence from the perspective of a long-term investor;

•	investing at low price-to-cash flow multiples; and

•	adopting flexible transaction structures by drawing on the experience of the investment professionals of the Adviser and its affiliates.

Longer Investment Horizon

Unlike private equity and venture capital funds that are typically organized as finite-life partnerships, we are not subject to standard periodic capital return requirements. The partnership agreements of most private equity and venture capital funds typically provide that these funds may only invest investors’ capital once and must return all capital and realized gains to investors within a finite time period, often seven to ten years. These provisions often force private equity and venture capital funds to seek returns on their investments by causing their portfolio companies to pursue mergers, public equity offerings, or other liquidity events more quickly than might otherwise be optimal or desirable, potentially resulting in a lower overall return to investors and/or an adverse impact on their portfolio companies. In contrast, we are a corporation of perpetual duration and are exchange-traded. We believe that our flexibility to make investments with a long-term view and without the capital return requirements of traditional private investment vehicles provides us with the opportunity to achieve greater long-term returns on invested capital.

Flexible Transaction Structuring

We believe our management team’s broad expertise and its ability to draw upon many years of combined experience enables the Adviser to identify, assess, and structure investments successfully across all levels of a company’s capital structure and manage potential risk and return at all stages of the economic cycle. We are not subject to many of the regulatory limitations that govern traditional lending institutions, such as banks. As a result, we are flexible in selecting and structuring investments, adjusting investment criteria and transaction structures and, in some cases, the types of securities in which we invest. We believe that this approach enables the Adviser to craft a financing structure which best fits the investment and growth profile of the underlying business and yields an attractive investment opportunities that will continue to generate current income and capital gain potential throughout the economic cycle, including during turbulent periods in the capital markets.

Leverage

For the purpose of making investments and taking advantage of favorable interest rates, we may issue senior securities up to the maximum amount permitted by the 1940 Act. The 1940 Act currently permits us to issue senior securities representing indebtedness and senior securities that are stock (collectively, our “Senior Securities”) in amounts such that we maintain an asset coverage ratio, as defined in Section 18(h) of the 1940 Act, of at least 200.0% on our Senior Securities immediately after each issuance of such Senior Securities. We may also incur such indebtedness to repurchase our common stock. We are exposed to the risks of leverage as a result of incurring indebtedness generally, such as through our revolving line of credit or issuing Senior Securities which are stock, such as our 6.75% Series 2021 Term Preferred Stock (our “Series 2021 Term Preferred Stock”). Although borrowing money for investments increases the potential for gain, it also increases the risk of a loss. A decrease in the value of our investments will have a greater impact on the value of our common stock to the extent that we have borrowed money to make investments. There is a possibility that the costs of borrowing could exceed the income we receive on the investments we make with such borrowed funds. Our Board of Directors is authorized to provide for the issuance of Senior Securities with such preferences, powers, rights and privileges as it deems appropriate, subject to the requirements of the 1940 Act. See “Regulation as a BDC—Asset Coverage” for a discussion of our leveraging constraints and “Risk Factors—Risks Related to Our External Financing” for further discussion of certain leveraging risks.

Ongoing Management of Investments and Portfolio Company Relationships

The Adviser’s investment professionals actively oversee each investment by continuously evaluating the portfolio company’s performance and typically working collaboratively with the portfolio company’s management to identify and incorporate best resources and practices that help us achieve our projected investment performance.

Monitoring

The Adviser’s investment professionals monitor the financial performance, trends, and changing risks of each portfolio company on an ongoing basis to determine if each company is performing within expectations and to guide the portfolio company’s management in taking the appropriate courses of action. The Adviser employs various methods of evaluating and monitoring the performance of our investments in portfolio companies, which can include the following:

•	monthly analysis of financial and operating performance;

•	assessment of the portfolio company’s performance against its business plan and our investment expectations;

•	attendance at and/or participation in the portfolio company’s board of directors or management meetings;

•	assessment of portfolio company management, sponsor, governance and strategic direction;

•	assessment of the portfolio company’s industry and competitive environment; and

•	review and assessment of the portfolio company’s operating outlook and financial projections.

Relationship Management

The Adviser’s investment professionals interact with various parties involved with a portfolio company, or investment, by actively engaging with internal and external constituents, including:

•	management;

•	boards of directors;

•	financial sponsors;

•	capital partners; and

•	advisers and consultants.

Managerial Assistance and Services

As a BDC, we make available significant managerial assistance to our portfolio companies and provide other services to such portfolio companies. Such other services, that are not considered managerial assistance, may include, but are not limited to: (i) assistance obtaining, sourcing or structuring credit facilities, long term loans or additional equity from unaffiliated third parties; (ii) negotiating important contractual financial relationships; (iii) consulting services regarding restructuring of the portfolio company and financial modeling as it relates to raising additional debt and equity capital from unaffiliated third parties; and (iv) primary role in interviewing, vetting and negotiating employment contracts with candidates in connection with adding and retaining key portfolio company management team members. Neither we, nor the Adviser, currently receive fees in connection with the managerial assistance we make available. At times, the Adviser provides other services to certain of our portfolio companies and it receives fees for these other services. We credit 100.0% of most of these fees against the base management fee that we would otherwise be required to pay to the Adviser; however, a small percentage of certain of such fees, primarily for valuation of the portfolio company, is retained by the Adviser in the form of reimbursement at cost for certain tasks completed by personnel of the Adviser.

In February 2011, Gladstone Securities started providing other services (such as investment banking and due diligence services) to certain of our portfolio companies. Any such fees paid by portfolio companies to Gladstone Securities do not impact the overall fees we pay to the Adviser or the overall fees credited against the base management fee.

Valuation Process

The following is a general description of the investment valuation policy (the “Policy”) (which has been approved by our Board of Directors) the professionals of the Adviser and Administrator, with oversight and direction from the Valuation Officer, an employee of the Administrator, (collectively, the “Valuation Team”) uses each quarter to determine the value of our investment portfolio. In accordance with the 1940 Act, our Board of Directors has the ultimate responsibility for reviewing and approving, in good faith, the fair value of our investments based on the Policy. The Adviser values our investments in accordance with the requirements of the 1940 Act and accounting principles generally accepted in the U.S. (“GAAP”). There is no single standard for determining fair value (especially for privately-held businesses), as fair value depends upon the specific facts and circumstances of each individual investment. Each quarter, our Board of Directors reviews the Policy to determine if changes thereto are advisable and assesses whether the Valuation Team has applied the Policy consistently. With respect to the valuation of our investment portfolio, the Valuation Team performs the following steps each quarter:

•

Each portfolio company or investment is initially assessed by the Adviser’s investment professionals responsible for the investment along with the Valuation Officer, using the Policy, which may include:

•	utilizing input from third party valuation firms (currently Standard & Poor’s Securities Evaluation, Inc.) and

•

using techniques, such as total enterprise value, yield analysis, market quotes and other factors, including but not limited to: the nature and realizable value of the collateral, including external parties’ guaranties; any relevant offers or letters of intent to acquire the portfolio company; and the markets in which the portfolio company operates.

•	Preliminary valuation conclusions are then discussed amongst the Valuation Team and with our management and documented for review by our Board of Directors.

•

Next, our Board of Directors reviews this documentation and discusses the information provided by our Valuation Team, and determines whether the Valuation Team has followed the Policy, whether the Valuation Team’s recommended value is reasonable in light of the Policy and reviews other facts and circumstances. Then our Board of Directors votes to accept or reject the Valuation Team’s recommended valuation.

Fair value measurements of our investments may involve subjective judgment and estimates. Due to the inherent uncertainty of determining these fair values, the estimates may differ from the values that would have been used had a ready market for the investments existed, and the difference could be material. Our valuation policies, procedures and processes are more fully described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Investment Valuation.”

Investment Advisory and Management Agreements

In 2006, we entered into an amended and restated investment advisory and management agreement with the Adviser (the “Advisory Agreement”). In accordance with the Advisory Agreement, we pay the Adviser fees as compensation for its services, consisting of a base management fee and an incentive fee. Mr. Gladstone, our chairman and chief executive officer, controls the Adviser. On July 15, 2014, our Board of Directors, including a majority of the directors who are not parties to the agreement or interested person of any such party, approved the annual renewal of the Advisory Agreement with the Adviser through August 31, 2015. The Board of Directors considered the following factors as the basis for its decision to renew the Advisory Agreement: (1) the nature, extent and quality of services provided by the Adviser to our shareholders; (2) the investment performance of the Company and the Adviser, (3) the costs of the services to be provided and profits to be realized by the Adviser and its affiliates from the relationship with the Company, (4) the extent to which economies of scale will be realized as the Company and the Company’s affiliates that are managed by the same Adviser (Gladstone Commercial Corporation, Gladstone Investment Corporation and Gladstone Land Corporation) grow and whether the fee level under the Advisory Agreement reflects the economies of scale for the Company’s investors, (5) the fee structure of the advisory and administrative agreements of comparable funds, and (6) indirect profits to the Adviser created through the Company and (7) in light of the foregoing considerations, the overall fairness of the advisory fee paid under the Advisory Agreement.

Base Management Fee

The base management fee is computed and generally payable quarterly to the Adviser and is assessed at an annual rate of 2.0%, computed on the basis of the value of our average gross assets at the end of the two most recently completed quarters (inclusive of the current quarter), which are total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, and adjusted appropriately for any share issuances or repurchases during the period. Our Board of Directors may (as it has for the years ended September 30, 2014, 2013 and 2012) accept an unconditional and irrevocable voluntary waiver from the Adviser to reduce the annual 2.0% base management fee on senior syndicated loan participations to 0.5%, to the extent that proceeds resulting from borrowings were used to purchase such senior syndicated loan participations. The Adviser is under no contractual obligation to provide such waiver, but once given, as it has been in the past, such waiver is generally given on an unconditional and irrevocable basis.

Additionally, pursuant to the requirements of the 1940 Act, the Adviser makes available significant managerial assistance to our portfolio companies. The Adviser may also provide other services to our portfolio companies under other agreements and may received fees for services other than managerial assistance. Nearly 100.0% of these fees are voluntarily credited against the base management fee that we would otherwise be required to pay to the Adviser; however, a small percentage of certain of such fees, primarily for valuation of the portfolio company, is retained by the Adviser in the form of reimbursement at cost for certain tasks completed by personnel of the Adviser.

The Adviser also services, administers and collects the loans held by our wholly-owned subsidiary, Gladstone Business Loan, LLC (“Business Loan”), in return for which the Adviser receives a 1.5% annual fee based on the monthly aggregate outstanding balance of loans pledged under our revolving line of credit. All loan servicing fees are credited back to us by the Adviser. Overall, the base management fee due to the Adviser cannot exceed 2% of total assets (as reduced by cash and cash equivalents pledged to creditors) during any given fiscal year.

Incentive Fee

The incentive fee consists of two parts: an income-based incentive fee and a capital gains-based incentive fee. The income-based incentive fee rewards the Adviser if our quarterly net investment income (before giving effect to any incentive fee) exceeds 1.75% of our net assets (the “hurdle rate”). The income-based incentive fee with respect to our pre-incentive fee net investment income is generally payable quarterly to the Adviser and is computed as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate (7.0% annualized);

•

100.0% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter (8.75% annualized); and

•	20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized).

Quarterly Incentive Fee Based on Net Investment Income

Pre-incentive fee net investment income

(expressed as a percentage of the value of net assets)

Percentage of pre-incentive fee net investment income

allocated to income-related portion of incentive fee

The second part of the incentive fee is a capital gains-based incentive fee that is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Advisory Agreement, as of the termination date), and equals 20.0% of our realized capital gains as of the end of the fiscal year. In determining the capital gains-based incentive fee payable to the Adviser, we calculate the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since our inception, and the entire portfolio’s aggregate net unrealized capital depreciation, if any, as of the date of the calculation. For this purpose, cumulative aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the original cost of such investment since our inception. Cumulative aggregate realized capital losses equals the sum of the amounts by which the net sales price of each investment, when sold, is less than the original cost of such investment since our inception. The entire portfolio’s aggregate net unrealized capital depreciation, if any, equals the sum of the difference, between the valuation of each investment as of the applicable calculation date and the original cost of such investment. At the end of the applicable year, the amount of capital gains that serves as the basis for our calculation of the capital gains-based incentive fee equals the cumulative aggregate realized capital gains less cumulative aggregate realized capital losses, less the entire portfolio’s aggregate net unrealized capital depreciation, if any. If this number is positive at the end of such year, then the capital gains-based incentive fee for such year equals 20.0% of such amount, less the aggregate amount of any capital gains-based incentive fees paid in respect of our portfolio in all prior years. We have not incurred capital gains-based incentive fees from inception through September 30, 2014, as cumulative net unrealized capital depreciation has exceeded cumulative realized capital gains net of cumulative realized capital losses.

Additionally, in accordance with GAAP, a capital gains-based incentive fee accrual is calculated using the aggregate cumulative realized capital gains and losses and aggregate cumulative unrealized capital depreciation included in the calculation of the capital gains-based incentive fee plus the aggregate cumulative unrealized capital appreciation. If such amount is positive at the end of a period, then GAAP requires us to record a capital gains-based incentive fee equal to 20.0% of such amount, less the aggregate amount of actual capital gains-based incentive fees paid in all prior years. If such amount is negative, then there is no accrual for such year. GAAP requires that the capital gains-based incentive fee accrual consider the cumulative aggregate unrealized capital appreciation in the calculation, as a capital gains-based incentive fee would be payable if such unrealized capital appreciation were realized. There can be no assurance that any such unrealized capital appreciation will be realized in the future. There has been no GAAP accrual recorded for a capital gains-based incentive fee since our inception through September 30, 2014.

Our Board of Directors accepted an unconditional and irrevocable voluntary waiver from the Adviser to reduce the income-based incentive fee to the extent net investment income did not cover 100.0% of the distributions to common stockholders for the years ended September 30, 2014, 2013 and 2012, which waivers totaled $1.2 million, $1.0 million, and $0.3 million, respectively.

Administration Agreement

In 2006, we entered into an administration agreement with the Administrator ( the “Administration Agreement”), whereby we pay separately for administrative services. The Administration Agreement provides for payments equal to our allocable portion of the Administrator’s expenses incurred while performing services to us, which are primarily rent and salaries and benefits expenses of the Administrator’s employees, including our chief financial officer, treasurer, chief compliance officer and general counsel and secretary (who also serves as the Administrator’s president). Prior to July 1, 2014, our allocable portion of the expenses were derived by multiplying that portion of the Administrator’s expenses allocable to all funds managed by the Adviser by the percentage of our total assets at the beginning of each quarter in comparison to the total assets at the beginning of each quarter of all funds managed by the Adviser.

Effective July 1, 2014, our allocable portion of the Administrator’s expenses are derived by multiplying the Administrator’s total expenses by the approximate percentage of time during the current quarter the Administrator’s employees performed services for us in relation to their time spent performing services for all companies serviced by the Administrator under contractual agreements. These administrative fees are accrued at the end of the quarter when the services are performed and generally paid the following quarter. On July 15, 2014, our Board of Directors approved the annual renewal of the Administration Agreement through August 31, 2015.

Material U.S. Federal Income Tax Considerations

Regulated Investment Company Status

To maintain the qualification for treatment as a RIC under the Code, we must distribute to our stockholders, for each taxable year, at least 90.0% of our “investment company taxable income”, which is generally our ordinary income plus the excess of our net short-term capital gains over net long-term capital losses. We refer to this as the “annual distribution requirement”. We must also meet several additional requirements, including:

•	Business Development Company status. At all times during the taxable year, we must maintain our status as a BDC.

•

Income source requirements. At least 90.0% of our gross income for each taxable year must be from dividends, interest, payments with respect to securities loans, gains from sales or other dispositions of securities or other income derived with respect to our business of investing in securities, and net income derived from an interest in a qualified publicly traded partnership.

•

Asset diversification requirements. As of the close of each quarter of our taxable year: (1) at least 50.0% of the value of our assets must consist of cash, cash items, U.S. government securities, the securities of other regulated investment companies and other securities to the extent that (a) we do not hold more than 10.0% of the outstanding voting securities of an issuer of such other securities and (b) such other securities of any one issuer do not represent more than 5.0% of our total assets; and (2) no more than 25.0% of the value of our total assets may be invested in the securities of one issuer (other than U.S. government securities or the securities of other regulated investment companies), or of two or more issuers that are controlled by us and are engaged in the same or similar or related trades or businesses or in the securities of one or more qualified publicly traded partnerships.

Failure to Qualify as a RIC

If we are unable to qualify for treatment as a RIC, we will be subject to tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would we be required to make such distributions. Distributions would be taxable to our stockholders as dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s adjusted tax basis, and then as a gain realized from the sale or exchange of property. If we fail to meet the RIC requirements for more than two consecutive years and then seek to requalify as a RIC, we generally would be subject to corporate-level federal income tax on any unrealized appreciation with respect to our assets to the extent that any such unrealized appreciation is recognized during a specified period up to ten years.

Qualification as a RIC

If we qualify as a RIC and distribute to stockholders each year in a timely manner at least 90.0% of our investment company taxable income, we will not be subject to federal income tax on the portion of our taxable income and gains we distribute to stockholders. We would, however, be subject to a 4.0% nondeductible federal excise tax if we do not distribute, actually or on a deemed basis, an amount at least equal to the sum of (1) 98.0% of our ordinary income for the calendar year, (2) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gains in excess of capital losses for preceding years that were not distributed during such years. For the years ended December 31, 2014, 2013 and 2012, we did not incur any excise taxes.

The federal excise tax would apply only to the amount by which the required distributions exceed the amount of income we distribute, actually or on a deemed basis, to stockholders. We will be subject to regular corporate income tax, currently at rates up to 35.0%, on any undistributed income, including both ordinary income and capital gains.

If we acquire debt obligations that (i) were originally issued at a discount, (ii) bear interest at rates that are not either fixed rates or certain qualified variable rates or (iii) are not unconditionally payable at least annually over the life of the obligation, we will be required to include in taxable income each year a portion of the original issue discount (“OID”) that accrues over the life of the obligation. Additionally, PIK interest, which is computed at the contractual rate specified in a loan agreement and is added to the principal balance of a loan, is also a non cash source of income that we are required to include in taxable income each year. Both OID and PIK income will be included in our investment company taxable income even though we receive no cash corresponding to such amounts. As a result, we may be required to make additional distributions corresponding to such OID and PIK amounts in order to satisfy the annual distribution requirement and to continue to qualify as a RIC or to avoid the imposition of federal income and excise taxes. In this event, we may be required to sell investments or other assets to meet the RIC distribution requirements. For the year ended September 30, 2014, we incurred $0.2 million of OID income and the unamortized balance of OID investments (which are primarily all syndicated loans) as of September 30, 2014 totaled $0.6 million. As of September 30, 2014, we had three investments which had a PIK interest component and we recorded PIK interest income of $0.3 million during the year ended September 30, 2014. We collected $0.1 million in PIK interest in cash for the year ended September 30, 2014.

Taxation of Our U.S. Stockholders

Distributions

For any period during which we qualify as a RIC for federal income tax purposes, distributions to our stockholders attributable to our investment company taxable income generally will be taxable as ordinary income to stockholders to the extent of our current and accumulated earnings and profits. We first allocate our earnings and profits to distributions to our preferred stockholders and then to distributions to our common stockholders based on priority in our capital structure. Any distributions in excess of our earnings and profits will first be treated as a return of capital to the extent of the stockholder’s adjusted basis in his or her shares of our stock and thereafter as gain from the sale of shares of our stock. Distributions of our long-term capital gains, reported by us as such, will be taxable to stockholders as long-term capital gains regardless of the stockholder’s holding period for its stock and whether the distributions are paid in cash or invested in additional stock. Corporate stockholders are generally eligible for the 70.0% dividends received deduction with respect to dividends received from us, other than capital gains dividends, but only to the extent such amount is attributable to dividends received by us from taxable domestic corporations.

Any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it were paid by us and received by the stockholders on December 31 of the previous year. In addition, we may elect (in accordance with Section 855(a) of the Code) to relate a dividend back to the prior taxable year if we (1) declare such dividend prior to the later of the due date for filing our return for that taxable year or the 15th day of the ninth month following the close of the taxable year, (2) make the election in that return, and (3) distribute the amount in the 12-month period following the close of the taxable year but not later than the first regular dividend payment of the same type following the declaration. Any such election will not alter the general rule that a stockholder will be treated as receiving a dividend in the taxable year in which the distribution is made, subject to the October, November, December rule described above.

If a common stockholder participates in our “opt in” dividend reinvestment plan, any distributions reinvested under the plan will be taxable to the common stockholder to the same extent, and with the same character, as if the common stockholder had received the distribution in cash. The common stockholder will have an adjusted basis in the additional common shares purchased through the plan equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the common stockholder’s account. We may use newly issued shares under the guidelines of our dividend reinvestment plan, or we may purchase shares in the open market in connection with the obligations under the plan. We do not have a dividend reinvestment plan for our preferred stockholders.

Sale of Our Shares

A U.S. stockholder generally will recognize taxable gain or loss if the U.S. stockholder sells or otherwise disposes of his, her or its shares of our common or preferred stock. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. Under the tax laws in effect as of the date of this filing, individual U.S. stockholders are subject to a maximum federal income tax rate of 20.0% on their net capital gain (i.e. the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year) including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. stockholders currently are subject to federal income tax on net capital gain at the same rates applied to their ordinary income (currently up to a maximum of 35.0%). Capital losses are subject to limitations on use for both corporate and non-corporate stockholders. Certain U.S. stockholders who are individuals, estates or trusts generally are subject to a 3.8% Medicare tax on, among other things, dividends on, and capital gain from the sale or other disposition of, shares of our common stock.

Withholding Obligations

We may be required to withhold federal income tax, or backup withholding, currently at a rate of 28.0%, from all taxable distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding, or (2) with respect to whom the Internal Revenue Service (“IRS”) notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is generally his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s federal income tax liability, provided that proper information is provided to the IRS.

The Foreign Account Tax Compliance Act (“FATCA”) imposes a federal withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification obligation requirements are satisfied. Under delayed effective dates provided for in the Treasury Regulations and other IRS guidance, such required withholding will not begin until January 1, 2017 with respect to gross proceeds from a sale or other disposition of our stock.

Regulation as a BDC

We are a closed-end, non-diversified management investment company that has elected to be regulated as a BDC under Section 54 of the 1940 Act. As such, we are subject to regulation under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates, principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding “voting securities,” as defined in the 1940 Act.

We intend to conduct our business so as to retain our status as a BDC. A BDC may use capital provided by public stockholders and from other sources to invest in long-term private investments in businesses. A BDC provides stockholders the ability to retain the liquidity of a publicly traded stock while sharing in the possible benefits, if any, of investing in primarily privately owned companies. In general, a BDC must have been organized and have its principal place of business in the U.S. and must be operated for the purpose of making investments in qualifying assets, as described in Sections 55(a)(1) through (a)(3) of the 1940 Act.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets, other than certain interests in furniture, equipment, real estate, or leasehold improvements (“operating assets”) represent at least 70.0% of our total assets, exclusive of operating assets. The types of qualifying assets in which we may invest under the 1940 Act include, but are not limited to, the following:

(1)	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer is an eligible portfolio company. An eligible portfolio company is generally defined in the 1940 Act as any issuer which:

(a)	is organized under the laws of, and has its principal place of business in, any State or States in the U.S.;

(b)	is not an investment company (other than a small business investment company wholly owned by the BDC or otherwise excluded from the definition of investment company); and

(c)	satisfies one of the following:

(i)	it does not have any class of securities with respect to which a broker or dealer may extend margin credit;

(ii)	it is controlled by the BDC and for which an affiliate of the BDC serves as a director;

(iii)	it has total assets of not more than $4.0 million and capital and surplus of not less than $2 million;

(iv)	it does not have any class of securities listed on a national securities exchange; or

(v)	it has a class of securities listed on a national securities exchange, with an aggregate market value of outstanding voting and non-voting equity of less than $250.0 million.

(2)	Securities received in exchange for or distributed on or with respect to securities described in (1) above, or pursuant to the exercise of options, warrants or rights relating to such securities.

(3)	Cash, cash items, government securities or high quality debt securities maturing in one year or less from the time of investment.

Asset Coverage

Pursuant to Section 61(a)(2) of the 1940 Act, we are permitted, under specified conditions, to issue multiple classes of Senior Securities representing indebtedness. However, pursuant to Section 18(c) of the 1940 Act, we are permitted to issue only one class of Senior Securities that is stock. In either case, we may only issue such Senior Securities if such class of Senior Securities, after such issuance, has an asset coverage, as defined in Section 18(h) of the 1940 Act, of at least 200.0%.

In addition, our ability to pay dividends or distributions (other than dividends payable in our stock) to holders of any class of our capital stock would be restricted if our Senior Securities representing indebtedness fail to have an asset coverage of at least 200.0% (measured at the time of declaration of such distribution and accounting for such distribution). The 1940 Act does not apply this limitation to privately arranged debt that is not intended to be publicly distributed, unless this limitation is specifically negotiated by the lender. In addition, our ability to pay dividends or distributions (other than dividends payable in our common stock) to our common stockholders would be restricted if our Senior Securities that are stock fail to have an asset coverage of at least 200.0% (measured at the time of declaration of such distribution and accounting for such distribution). If the value of our assets declines, we might be unable to satisfy these asset coverage requirements. To satisfy the 200.0% asset coverage requirement in the event that we are seeking to pay a distribution, we might either have to (i) liquidate a portion of our loan portfolio to repay a portion of our indebtedness or (ii) issue common stock. This may occur at a time when a sale of a portfolio asset may be disadvantageous, or when we have limited access to capital markets on agreeable terms. In addition, any amounts that we use to service our indebtedness or for offering expenses will not be available for distributions to our stockholders. If we are unable to regain asset coverage through these methods, we may be forced to suspend the payment of such dividends.

Significant Managerial Assistance

A BDC generally must make available significant managerial assistance to issuers of certain of its portfolio securities that the BDC counts as a qualifying asset for the 70.0% test described above. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company. Significant managerial assistance also includes the exercise of a controlling influence over the management and policies of the portfolio company. However, with respect to certain, but not all such securities, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance, or the BDC may exercise such control jointly.

Investment Policies

We seek to achieve a high level of current income and capital gains through investments in debt securities and preferred and common stock that we acquire in connection with buyout and other recapitalizations. The following investment policies, along with these investment objectives, may not be changed without the approval of our Board of Directors:

•

We will at all times conduct our business so as to retain our status as a BDC. In order to retain that status, we must be operated for the purpose of investing in certain categories of qualifying assets. In addition, we may not acquire any assets (other than non-investment assets necessary and appropriate to our operations as a BDC or qualifying assets) if, after giving effect to such acquisition, the value of our “qualifying assets” is less than 70.0% of the value of our total assets. We anticipate that the securities we seek to acquire will generally be qualifying assets.

•

We will at all times endeavor to conduct our business so as to retain our status as a RIC under the Code. To do so, we must meet income source, asset diversification and annual distribution requirements. We may issue Senior Securities, such as debt or preferred stock, to the extent permitted by the 1940 Act for the purpose of making investments, to fund share repurchases, or for temporary emergency or other purposes.

With the exception of our policy to conduct our business as a BDC, these policies are not fundamental and may be changed without stockholder approval.

Code of Ethics

We, and all of the Gladstone family of companies, have adopted a code of ethics and business conduct applicable to all of the officers, directors and employees of such companies that complies with the guidelines set forth in Item 406 of Regulation S-K of the Securities Act of 1933 (the “Securities Act”) and Rule 17j-1 of the 1940 Act. As required by the 1940 Act, this code establishes procedures for personal investments, restricts certain transactions by such personnel and requires the reporting of certain transactions and holdings by such personnel. This code of ethics and business conduct is publicly available on our website under “Corporate Governance” at www.GladstoneCapital.com. You may also read and copy the code of ethics and business conduct at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-551-8090. In addition, the code of ethics and business conduct is attached as an exhibit to the registration statement of which this prospectus is a part, and is available on the EDGAR Database on the SEC’s website at www.sec.gov. You may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request to publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. We intend to provide any required disclosure of any amendments to or waivers of the provisions of this code by posting information regarding any such amendment or waiver to our website or in a Current Report on Form 8-K.

Compliance Policies and Procedures

We and the Adviser have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws, and our Board of Directors is required to review these compliance policies and procedures annually to assess their adequacy and the effectiveness of their implementation. We have designated a chief compliance officer, John Dellafiora, Jr., who also serves as chief compliance officer for all of the Gladstone family of companies.

Staffing

We do not currently have any employees and do not expect to have any employees in the foreseeable future. Currently, services necessary for our business are provided by individuals who are employees of the Adviser and the Administrator pursuant to the terms of the Advisory Agreement and the Administration Agreement, respectively. No employee of the Adviser or the Administrator will dedicate all of his or her time to us. However, we expect that 25 to 30 full time employees of the Adviser and the Administrator will spend substantial time on our matters during the remainder of calendar year 2014 and of calendar year 2015. To the extent we acquire more investments, we anticipate that the number of employees of the Adviser and the Administrator who devote time to our matters will increase.

As of November 7, 2014, the Adviser and the Administrator collectively had 62 full-time employees. A breakdown of these employees is summarized by functional area in the table below:

Number of Individuals	Functional Area
11	Executive management
15	Accounting, administration, compliance, human resources, legal and treasury
36	Investment management, portfolio management and due diligence

Available Information

Copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments, if any, to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are available free of charge through our website at www.GladstoneCapital.com as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC. A request for any of these reports may also be submitted to us by sending a written request addressed to Investor Relations, Gladstone Capital Corporation, 1521 Westbranch Drive, Suite 100, McLean, VA 22102, or by calling our toll-free investor relations line at 1-866-366-5745. The public may read and copy materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Competition

A large number of entities compete with us and make the types of investments that we seek to make in small and medium-sized privately-owned businesses. Such competitors include private equity funds, leveraged buyout funds, venture capital funds, investment banks and other equity and non-equity based investment funds, and other financing sources, including traditional financial services companies such as commercial banks. Many of our competitors are substantially larger than we are and have considerably greater funding sources that are not available to us, although our ability to co-invest with other funds advised by the Adviser may lessen this disparity. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, establish more relationships and build their market shares. Furthermore, many of these competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company. There is no assurance that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. In addition, because of this competition, we may not be able to take advantage of attractive investment opportunities from time to time and there can be no assurance that we will be able to identify and make investments that satisfy our investment objective or that we will be able to meet our investment goals. Recently we have seen an increase in our competition such that terms and rates for proposed loans have been reduced. However, we believe that our extensive loan referral network and flexible transaction structuring enable us to compete effectively for opportunities in the current market environment.

Properties

We do not own any real estate or other physical properties materially important to our operations. The Adviser is the current leaseholder of all properties in which we operate. We occupy these premises pursuant to our Advisory and Administration Agreements with the Adviser and Administrator, respectively. The Adviser and Administrator are both headquartered in McLean, Virginia and the Adviser also has offices in several other states.

Legal Proceedings

We are not currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us.

PORTFOLIO COMPANIES

The following table sets forth certain information as of September 30, 2014, regarding each portfolio company in which we had a debt or equity security as of such date. All such investments have been made in accordance with our investment policies and procedures described in this prospectus.

(Dollars in thousands)

Company	Industry	Investment	% of Class Held on Fully Diluted Basis		Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS

Non-syndicated Loans:

AG Transportation Holdings, LLC 2430 Lincolnway East Goshen, IN 46526	Cargo Transportation	Senior Subordinated Term Debt Member Profit Participation Profit Participation Warrants	18.00 7.00	% %	$12,899 1,000 244	$12,838 — —

Allison Publications, LLC 4311 Oak Lawn, Suite 100 Dallas, Texas 75219	Printing and publishing	Line of Credit Senior Term Debt Senior Term Debt			600 2,875 5,400	598 2,864 5,380

Alloy Die Casting Co. 6550 Caballero Blvd. Buena Park, Ca 90620	Diversified / conglomerate manufacturing	Senior Term Debt Preferred Stock Common Stock			5,235 1,742 18	5,228 1,122 —

Behrens Manufacturing. LLC 1250 E 8th Street Winina, MN 55987	Diversified / conglomerate manufacturing	Senior Term Debt Preferred Stock			4,275 1,253	4,280 1,150

Chinese Yellow Pages Company 9550 Flair Drive Suite 200 El Monte, CA 91731	Printing and publishing	Line of Credit			108	95

Francis Drilling Fluids, Ltd. 240 Jasmine Road Crowley, LA 70526	Oil and gas	Senior Subordinated Term Debt Senior Subordinated Term Debt Preferred Equity Units Common Equity Units	4.60 3.90	% %	15,000 7,000 983 1	14,550 7,000 1081 206

Funko, LLC 1202 Shuksan Way Everett, WA 98203	Personal and non-durable consumer products	Senior Subordinated Term Debt Preferred Equity Units	8.00%		7,645 1,305	7,817 5,691

GFRC Holdings, LLC 3615 Miller Park Dr. Garland, TX 75042	Buildings and real estate	Line of Credit Senior Term Debt Senior Subordinated Term Debt			270 4,924 6,598	149 2,708 3,761

Heartland Communications Group 909 North Railroad Eagle River, WI 54521	Broadcasting and entertainment	Line of Credit Line of Credit Senior Term Debt Common Stock Warrants	8.80%		97 93 4,196 66	65 65 809 —

J. America, Inc. 1200 Mason Court Webberbille, MI 48892	Personal and non-durable consumer products	Senior Subordinated Term Debt Senior Subordinated Term Debt			7,500 9,500	7,350 9,298

Leeds Novamark Capital I, L.P. 350 Park Avenue, 23rd Floor New York, NY 10022	Private equity fund — healthcare, education and childcare	Limited Partnership Interest	3.50%		173	36

Legend Communications of Wyoming, LLC 6805 Douglas Legum Dr, Ste 100 Elkridge, MD 21075	Broadcasting and entertainment	Senior Term Debt			6,699	3,757

Meridian Rack & Pinion, Inc. 6740 Cobra Way San Diego, CA 92121	Automobile	Senior Term Debt Convertible Preferred Stock			4,140 1,449	4,135 1,549

North American Aircraft Services, LLC 11502 Jones Maltsberger San Antonio, TX 78216	Aerospace and defense	Senior Subordinated Term Debt Success Fee on Senior Subordinated Term Debt Common Stock Warrants	4.60%		2,115 — 350	2,115 639 1928

Precision Acquisition Group Holdings, Inc. 435 Burt Street Sistersville, WV 26175	Machinery	Equipment Note Senior Term Debt Senior Term Debt		1,000 4,125 4,053	881 485 457

Saunders & Associates 2520 East Rose Garden Ln. Phoenix, AZ 85050	Electronics	Line of Credit Senior Term Debt		917 8,947	413 4,026

Southern Petroleum Laboratories, Inc. 8850 Interchange Dr. Houston, TX 77054	Oil and gas	Senior Subordinated Term Debt Common Stock		8,000 750	8,000 750

Sunburst Media—Louisiana, LLC 300 Crescent Court, Suite 850 Dallas, Texas 75201	Broadcasting and entertainment	Senior Term Debt		6,026	1,600

Wadeco Specialties, Inc. 480 Frelinghuysen Avenue Newark, NJ 07114	Oil and gas	Line of Credit Senior Term Debt Senior Subordinated Term Debt Convertible Preferred Stock		1,474 4,500 4,500 250	1,452 4,433 4,421 454

Westland Technologies, Inc. 107 S Riverside Dr Modesto, CA 95354	Diversified/conglomerate manufacturing	Senior Term Debt Senior Term Debt Common Stock	4.90%	50 4,000 408	46 3,699 58

Subtotal – Non-syndicated loans				$164,753	$139,439

Syndicated Loans:

Ameriqual Group, LLC 18200 Highway 41 North Evansville, IN 47725	Beverage, food and tobacco	Senior Term Debt		$7,283	$6,235

Ardent Medical Services, Inc. One Burton Hills Blvd., Suite 250 Nashville, TN 37215	Healthcare, education and childcare	Senior Subordinated Term Debt		7,135	7,224

Autoparts Holdings Limited 39 Old Ridgebury Rd Danbury, CT 06810	Automobile	Senior Term Debt		830	800

Blue Coat Systems, Inc. 420 North Mary Avenue Sunnyvale, CA 94086	Electronics	Senior Subordinated Term Debt		2,974	3,038

Envision Acquisition Company, LLC 100 Throckmorton St., Suite 201 Fort Worth, TX 44087	Healthcare, education and childcare	Senior Subordinated Term Debt		2,454	2,500

First American Payment Systems, L.P. 100 Throckmorton St., Suite 1800 Fort Worth, TX 76102	Finance	Senior Subordinated Term Debt		4,167	4,205

GTCR Valor Companies, Inc. 332 S. Michigan Ave Chicago, IL 60604	Electronics	Senior Subordinated Term Debt		2,982	2,970

New Trident Holdcorp, Inc. 920 Ridgebrook Road, 2nd Floor Sparks, MD 21152	Healthcare, education and childcare	Senior Subordinated Term Debt		3,987	4,000

PLATO Learning, Inc. 5600 W 83rd Street Bloomington, MN 55437	Healthcare, education and childcare	Senior Subordinated Term Debt		4,925	5,000

RP Crown Parent, LLC 14400 N 87th Street Scottsdale, AZ 85260	Electronics	Senior Subordinated Term Debt		1,967	1,898

Sensus USA, Inc. 8601 Six Forks Road Raleigh, NC 27615	Electronics	Senior Term Debt		497	495

Targus Group International, Inc. 1211 North Miller Street Anaheim, CA 92806	Textiles and leather	Senior Term Debt			8,956	8,171

The Active Network 10182 Telesis Court, Suite 100 Irevie, CA 92618	Electronics	Senior Subordinated Term Debt			995	1,000

Vision Solutions, Inc. 15300 Barranca Parkway Irvine, California 92618	Electronics	Senior Term Debt			10,953	10,972

Vitera Healthcare Solutions, LLC 4301 West Boy Scout Blvd, Suite 800 Tampa, FL 33607	Healthcare education and childcare	Senior Subordinated Term Debt			493	495

W3, Co. 11111 Wilcrest Green Drive #300 Houston, TX 77042	Oil and gas	Senior Subordinated Term Debt			494	484

Subtotal—Syndicated loans					$61,092	$59,487

Total Non-Control/Non-Affiliate Investments (represented 70.7% of total investments at fair value)					$225,845	$198,926

AFFILIATE INVESTMENTS

Ashland Acquisition, LLC 30 Amberwood Parkway Ashland, OH 44805	Printing and publishing	Line of Credit Senior Term Debt Preferred Equity Units	20.00%		— 7,000 440	— 7,053 206
		Common Equity Units	20.00%		—	—

Edge Adhesives Holdings, Inc. 30 Amberwood Parkway Ashland, OH 44805	Diversified/conglomerate manufacturing	Line of Credit Senior Term Debt Senior Subordinated Term Debt Senior Subordinated Term Debt Convertible Preferred Stock			770 6,200 1,600 585 2,316	768 6,208 1,604 585 2,885

FedCap Partners, LLC 11951 Freedom Drive, 13th Fl Reston, VA 20190	Private equity fund	Class A Membership Units	6.70%		1,718	2,238

Lignetics, Inc. 11951 Freedom Drive, 13th Fl Reston, VA 20190	Diversified/conglomerate manufacturing	Senior Subordinated Term Debt Common Stock			6,000 1,000	6,007 1,169

RBC Aquisition Corp. 1945 Walton Rd. St. Louis, MO 63114	Healthcare, education and childcare	Line of Credit Mortgage Note Senior Term Debt Senior Subordinated Term Debt Preferred Stock Common Stock	100.00 75.00	% %	4,000 6,891 11,392 6,000 4,999 370	4,000 6,891 11,392 6,000 — —

Total Affiliate Investments (represented 20.3% of total investments at fair value)					$61,281	$57,006

CONTROL INVESTMENTS

Defiance Integrated Technologies, Inc. 1090 Perry Street Defiance, OH 43512	Automobile	Senior Term Debt Common Stock	59.30%		6,545 1	6,545 6,461

Lindmark Acquisition, LLC 306 Lindmark Ave Purcell, OK 73080	Broadcasting and entertainment	Senior Subordinated Term Debt Success Fee on Senior Subordinated Term Debt Common Stock	100.00%		— — 317	— 89 —

Midwest Metal Distribution, Inc. 6270 Van Buren Road Clinton, OH 44216	Mining, steel, iron and non-precious metals	Senior Subordinated Term Debt Preferred Stock Common Stock	100.00 100.00	% %	17,720 2,175 138	4,455 — —

Sunshine Media Holdings 735 Broad St, Suite 708 Chattanooga, TN 37402	Printing and publishing	Line of credit Senior Term Debt Senior Term Debt Preferred Stock Common Stock Common Stock Warrants	97.07 74.30	% %	1,600 16,948 10,700 5,275 740 —	424 4,491 2,889 — — —

Total Control Investments (represented 9.0% of total investments at fair value)					$62,159	$25,354

Total Investments					$349,285	$281,286

Significant Portfolio Companies

Set forth below is a brief description of each portfolio company in which we have made an investment that currently represents greater than 5% of our total assets at fair value (excluding cash pledged to creditors). Because of the relative size of our investments in these companies, we are exposed to a greater degree to the risks associated with these companies.

Francis Drilling Fluids, Ltd.

We currently hold investments, having an aggregate fair value of $22.8 million as of September 30, 2014, in Francis Drilling Fluids, Ltd. and its subsidiaries, which we refer to as FDF. Our investments in FDF consist of a senior subordinated term loan with a principal amount outstanding of $15.0 million (maturing November 4, 2017) a senior subordinated term loan with a principal amount outstanding of $7.0 million (maturing November 4, 2017), 999 preferred units we purchased for $999,000 and 999 common units we purchased for $1,000.

FDF is a logistics network provider of warehousing, transportation and energy field services that focus on fracturing materials required for high-pressure, fracture stimulation for horizontal oil and natural gas drilling. FDF provides its oil shale and gas shale oilfield services and exploration and production customers all of their drilling fluids, storage and transportation of hydraulic fracturing materials, equipment rental and cleaning service needs during every stage of the drilling process. FDF focuses on oil and natural gas drilling customers primarily in Texas, Oklahoma, Louisiana, Arkansas, North Dakota, West Virginia and Wyoming. Because of the relative size of this investment, we are significantly exposed to the risks associated with FDF’s business. FDF’s profitability is directly correlated with oil and gas prices, as prices drive drilling rig activity. FDF’s business is also affected by the stability of the U.S. domestic oil and gas exploration and the level of reliance on foreign oil and the regulations in the industry in general, specifically around use of cleaner fuels.

Decreases in growth of domestic energy exploration and production of oil and natural gas could negatively impact FDF’s earnings and cash flows. In addition, new federal and state regulations around natural gas drilling in an environmentally sustainable manner could also impact FDF’s services as its customers may be negatively impacted by adopting these regulations.

The principal executive offices of FDF are located at 240 Jasmine Road, Crowley, Louisiana 70526.

Funko, LLC

We currently hold investments, having an aggregate fair value of $13.5 million as of September 30, 2014, in Funko, LLC, which we refer to as Funko. Our investments in Funko consist of a senior subordinated term loan with a principal amount outstanding of $7.6 million (maturing May 28, 2019) and approximately 1,305 preferred equity units we purchased for approximately $1.3 million. This was a co-investment with one of our affiliated funds, Gladstone Investment Corporation, which invested an additional $8.8 million in Funko under the same terms as us. Funko, based in Everett, WA, is a designer, importer and marketer of pop-culture collectibles. Funko has an extensive portfolio of licenses, ranging from tent pole movies to cult classics and retro pop icons.

The toy industry in which Funko operates can be very seasonal and volatile. Funko’s primary challenges to maintaining its status as a trend leader in the industry will be to watch for and pursue the most popular licenses and to continue developing new and exciting products. In particular, Funko will need to continue to focus on new licenses and product development and also expanding its supplier concentrations.

Funko’s principal executive offices are located at 1202 Shuksan Way, Everett, WA 98203.

J.America, Inc.

We currently hold investments, having an aggregate fair value of $16.6 million as of September 30, 2014, in J.America, Inc., which we refer to as J.America. Our investments in J.America consist of a senior subordinated term loan with a principal amount outstanding of $7.5 million, maturing December 27, 2019 and a senior subordinated term loan with a principal amount outstanding of $9.5 million, maturing December 27, 2019.

J.America is a leading supplier of licensed decorated and undecorated apparel and headwear, which is sold into a number of distribution channels, including: collegiate, resort and military markets, wholesale distributors and apparel decorators that service the sportswear market across the country. Because of the relative size of this investment, we are significantly exposed to the risks associated with J.America’s business, specifically retail competition and exclusivity of certain contracts and licenses through the various distribution channels.

The principal executive offices of J.America are located at 1200 Mason Court, Webberville, Michigan 48892.

RBC Acquisition Corp.

We currently hold investments, having an aggregate fair value of $28.2 million as of September 30, 2014, in RBC Acquisition Corp. and its subsidiaries, which we refer to collectively as Reliable. Our investments in Reliable consist of a senior term last out tranche loan with a principal amount outstanding of $11.4 million, a senior subordinated term loan with a principal amount outstanding of $6.0 million, a mortgage note with a principal amount outstanding of $6.9 million, a revolving line of credit of $4.0 million (all of which is currently drawn), approximately 5.0 million preferred shares we purchased for approximately $5.0 million and 2.0 million common shares we purchased for approximately $0.4 million. Each of the loans and line of credit all have a maturity date of December 22, 2015. Reliable, based in St. Louis, Missouri, develops and manufactures active pharmaceutical ingredients and high purity processing chemicals used in the manufacture of pharmaceuticals and biological products. Reliable’s products are the active ingredients for leading generic injectable drugs that treat cancer, heart disease, hypertension, anxiety and other serious illnesses.

Because of the relative size of this investment, we are significantly exposed to the risks associated with Reliable’s business. In particular, Reliable is subject to regulation and approvals by the Food & Drug Administration, or FDA. Should Reliable fail to comply with FDA regulations, it could have a material adverse impact on Reliable and the value of our investment in Reliable.

Reliable’s principal executive offices are located at 1945 Walton Road, St. Louis, Missouri 63114.

Unconsolidated Significant Subsidiaries

In accordance with the SEC’s Regulation S-X and GAAP, we are not permitted to consolidate any subsidiary or other entity that is not an investment company, including those in which we have a controlling interest. We had certain unconsolidated subsidiaries as of September 30, 2014 and 2013 and for the years ended September 30, 2014, 2013 and 2012, that met at least one of the significant conditions of the SEC’s Regulation S-X. Accordingly, pursuant to Rule 3-09 of Regulation S-X, summarized, comparative financial information is presented below for our unconsolidated significant subsidiaries as of September 30, 2014 and 2013 and for the years ended September 30, 2014, 2013 and 2012.

		As of September 30,			For the Year Ended September 30,
Portfolio Company	Balance Sheet	2014	2013	Income Statement	2014	2013	2012
Defiance Integrated	Current assets	$8,244	$5,116	Net sales	$28,565	$24,012	$25,417
Technologies, Inc.	Noncurrent assets	11,237	11,086	Gross profit	6,589	4,282	4,790
	Current liabilities	4,056	2,417	Net income	2,016	597	983
	Noncurrent liabilities	8,370	8,725

Lindmark Acquisition, LLC(A)	Current assets	983	3,376	Net sales	62	7,236	7,372
	Noncurrent assets	270	1,309	Gross profit	(60)	4,346	4,531
	Current liabilities	16	2,004	Net (loss) income	(1,910)	8,408	(2,216)
	Noncurrent liabilities	7,141	6,661

Midwest Metal Distribution, Inc.	Current assets	31,371	36,184	Net sales	104,867	100,967	106,580
	Noncurrent assets	6,668	7,712	Gross profit	8,801	7,472	9,668
	Current liabilities	47,633	32,571	Net (loss) income	(1,690)	(11,846)	99
	Noncurrent liabilities	48	19,491

RBC Acquisition Corp.	Current assets	6,996	6,621	Net sales	13,060	13,786	9,891
	Noncurrent assets	21,304	22,890	Gross profit	1,897	1,498	(739)
	Current liabilities	2,826	6,432	Net loss	(5,351)	(6,579)	(5,406)
	Noncurrent liabilities	34,115	22,774

Sunshine Media Group, Inc.	Current assets	3,481	3,134	Net sales	15,703	15,006	16,707
	Noncurrent assets	1,453	14,713	Gross profit	7,508	6,305	7,687
	Current liabilities	8,798	9,645	Net loss	(783)	(4,405)	(12,469)
	Noncurrent liabilities	27,794	28,554

Viapack, Inc.(B)	Current assets	—	—	Net sales	—	3,848	22,461
	Noncurrent assets	—	—	Gross profit	—	456	1,737
	Current liabilities	—	—	Net loss	—	(154)	(12,114)
	Noncurrent liabilities	—	—

(A)	Substantially all assets were sold in September 2013.
(B)

Investment exited in November 2012. The financial information presented for the income statement for the year ended September 30, 2013 is from October 1, 2012 through the date of exit in November 2012.

Defiance Integrated Technologies, Inc. (“Defiance”) was incorporated in Delaware on May 22, 2009. Defiance is a leading manufacturer of axle nut and washer systems for heavy (Class 8) truck industry in North America and also provides a wheel bearing retainer nut, used primarily on light trucks, and brake cable tension limiters. Defiance is headquartered in Defiance, Ohio.

Lindmark Acquisition, LLC, (“Lindmark”) was incorporated in Delaware on January 15, 2009 and is a single member limited liability company. Lindmark was primarily engaged in the outdoor advertising business operating approximately 1,600 billboard advertising displays in six states. Lindmark is headquartered in Oklahoma City, Oklahoma.

Midwest Metal Distribution, Inc. (“Midwest Metal”) was incorporated in Delaware, on May 18, 2010 and is a distributor and processor of custom cut aluminum and stainless steel sheet plate and bar products. Midwest Metal is headquartered in Clinton, Ohio.

RBC Acquisition Corp. (“RBC”) was incorporated in Delaware on February 25, 2013. RBC develops and manufactures active pharmaceutical ingredients and high purity processing chemicals used in the manufacture of pharmaceuticals and biological products. RBC is headquartered in St. Louis, Missouri.

Sunshine Media Group, Inc. (“Sunshine”) was incorporated in Delaware on December 20, 2000 and is headquartered in Chattanooga, Tennessee. Sunshine is a fully integrated publishing, media and marketing services company that provides custom media and branded content solutions across multiple platforms, with an emphasis on healthcare and financial services.

Viapack, Inc. (“Viapack”) was incorporated in Delaware on March 31, 2004 and is headquartered in Dalton, Georgia. Viapack was a regional manufacturer and marketer of polyethylene film serving the packaging and plastic film converting industries.

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently consists of nine members, six of whom are not considered to be “interested persons” of ours, as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Our Board of Directors elects our officers, who serve at the discretion of the Board of Directors.

Board of Directors

Under our bylaws, our directors are divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three year term. Holders of our common stock and preferred stock vote together as a class for the election of directors, except that the holders of our term preferred stock have the sole right to elect two of our directors. At each annual meeting of our stockholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. Information regarding our Board of Directors is as follows (the address for each director is c/o Gladstone Capital Corporation, 1521 Westbranch Drive, Suite 100, McLean, Virginia 22102):

Name	Age	Position	Director Since	Expiration of Term
Interested Directors
David Gladstone	72	Chairman of the Board and Chief Executive Officer (1)(2)(6)	2001	2016
Terry L. Brubaker	70	Vice Chairman, Chief Operating Officer, Asst. Secretary and Director(1)(2)(6)	2001	2015
David A. R. Dullum	66	Executive Vice President and Director(1)	2001	2015
Independent Directors
Anthony W. Parker	69	Director(2)(3)(6)(7)	2001	2017
Michela A. English	64	Director(3)(7)	2002	2017
Paul W. Adelgren	71	Director(4)(5)(7)	2003	2016
John H. Outland	69	Director(4)(5)(7)	2003	2016
Walter H. Wilkinson, Jr.	68	Director(4)(5)(7)	2014	2015
Caren D. Merrick	54	Director(3)(7)	2014	2015

(1)	Interested person as defined in Section 2(a)(19) of the 1940 Act due to the director’s position as our officer and/or employment by the Adviser.
(2)	Member of the executive committee.
(3)	Member of the audit committee.
(4)	Member of the ethics, nominating, and corporate governance committee.
(5)	Member of the compensation committee.
(6)	Member of the offering committee.
(7)	Each independent director, serves as an alternate member of each committee for which they do not serve as a regular member. Messrs. Adelgren, Outland and Wilkinson serve as alternate members of the audit committee; Mr. Parker and Mmes. English and Merrick serve as alternates on the compensation committee; Mr. Parker and Mmes. English and Merrick serve as alternates on the ethics, nominating and corporate governance committee and Messrs. Adelgren, Outland and Wilkinson and Mmes. English and Merrick serve as alternates on the offering committee. Alternate members of the committees serve and participate in meetings of the committees only in the event of an absence of a regular member of the committee.

The biographical information for each of our directors, includes all of the public company directorships held by such directors for the past five years.

Independent Directors (in alphabetical order)

Paul W. Adelgren. Mr. Adelgren has served as a director since January 2003. Mr. Adelgren has also served as a director of Gladstone Commercial since August 2003, a director of Gladstone Investment since June 2005 and a director of Gladstone Land since January 2013. From 1997 to the present, Mr. Adelgren has served as the pastor of Missionary Alliance Church. From 1991 to 1997, Mr. Adelgren was pastor of New Life Alliance Church. From 1988 to 1991, Mr. Adelgren was vice president — finance and materials for Williams & Watts, Inc., a logistics management and procurement business located in Fairfield, NJ. Prior to joining Williams & Watts, Mr. Adelgren served in the United States Navy, where he served in a number of capacities, including as the director of the Strategic Submarine Support Department, as an executive officer at the Naval Supply Center, and as the director of the Joint Uniform Military Pay System. He is a retired Navy Captain. Mr. Adelgren holds an MBA from Harvard Business School and a BA from the University of Kansas. Mr. Adelgren was selected to serve as an independent director on our Board due to his strength and experience in ethics, which also led to his appointment to the chairmanship of our Ethics, Nominating & Corporate Governance Committee, as well as his past service on our Board since 2003.

Michela A. English. Ms. English has served as director since June 2002. Ms. English is President and CEO of Fight for Children, a non-profit charitable organization focused on providing high quality education and health care services to underserved youth in Washington, D.C. Ms. English has also been a director of Gladstone Commercial since August 2003, a director of Gladstone Investment since June 2005 and a director of Gladstone Land since January 2013. From March 1996 to March 2004, Ms. English held several positions with Discovery Communications, Inc., including president of Discovery Consumer Products, president of Discovery Enterprises Worldwide and president of Discovery.com. From 1991 to 1996, Ms. English served as senior vice president of the National Geographic Society and was a member of the National Geographic Society’s Board of Trustees and Education Foundation Board. Prior to 1991, Ms. English served as vice president, corporate planning and business development for Marriott Corporation and as a senior engagement manager for McKinsey & Company. Ms. English currently serves as director of the Educational Testing Service (ETS), as a director of D.C. Preparatory Academy, a director of the District of Columbia Public Education Fund, a trustee of the Corcoran Museum of Art, a director of the Society for Science and the Public and as a member of the Virginia Institute of Marine Science Council. Ms. English is an emeritus member of the board of Sweet Briar College. Ms. English holds a Bachelor of Arts in International Affairs from Sweet Briar College and a Master of Public and Private Management degree from Yale University’s School of Management. Ms. English was selected to serve as an independent director on our Board due to her greater than twenty years of senior management experience at various corporations and non-profit organizations as well as her past service on our Board since 2002.

Caren D. Merrick. Ms. Merrick has served as our director and as a director of Gladstone Commercial, Gladstone Land and Gladstone Investment since November 2014. Ms. Merrick is the founder of, and since 2014 has served as the chief executive officer of Pocket Mentor, a mobile application and digital publishing company focused on leadership development and career advancement. Since 2004 she has served as a partner with Bibury Partners, an investment and advisory firm that focuses on enterprise and consumer technology sectors. In addition, she has served as a board member of the Metropolitan Washington Airports Authority since 2012 Ms. Merrick co-founded and from 1996 to 2001 served as an executive vice president of, webMethods, Inc., a company that provides business-to-business enterprise software solution for Global 2000 companies. Ms. Merrick served on the boards of directors of VisualCV, a venture-backed online resume and corporate talent management solution, from 2008 – 2011, Inova Healthcare Services from 2001 - 2005, and the Northern Virginia Technology Council from 2000 - 2004. Ms. Merrick previously served as a member of the Technology Subgroup on the Virginia Governor’s Economic Development and Jobs Creation Commission from 2010 - 2011. Ms. Merrick also was director of AOL.com for America Online from 1996 - 1997, and has also been a consultant for Australia Post, a $5 billion government business enterprise that provides postal, retail and financial, logistics and fulfillment services across Australia. Ms. Merrick is also a founding investor in Venture Philanthropy Partners, a philanthropic investment organization that mentors nonprofit leaders in growing programs to improve the lives of children from low income families in the National Capital Region. She has also served on the boards of several Washington, DC area charities, including Greater DC Cares, CharityWorks, the Fairfax Symphony and the Langley School. She is an active member of ARCS – Advancing Science in America - Achievement Awards for College Scientists. She also currently serves on the Board of the Global Good Fund and the Women in Technology’s Leadership Foundry. Ms. Merrick received a BA in political science from the University of California, Los Angeles, and has received a Certificate of Director Education from the National Association of Corporate Directors. Ms. Merrick was selected to serve as an independent director on our Board due to her knowledge and experience in operating a business and her understanding of the small business area through experiences overseeing the successful growth of her own business and several large and small businesses, charities and non-profits.

John H. Outland. Mr. Outland has served as a director since December 2003. Mr. Outland has also served as a director of Gladstone Commercial since December 2003, a director of Gladstone Investment since June 2005 and a director of Gladstone Land since January, 2013. From March 2004 to June 2006, he served as vice president of Genworth Financial, Inc. From 2002 to March 2004, Mr. Outland served as a managing director for 1789 Capital Advisors, where he provided market and transaction structure analysis and advice on a consulting basis for multifamily commercial mortgage purchase programs. From 1999 to 2001, Mr. Outland served as vice president of mortgage-backed securities at Financial Guaranty Insurance Company where he was team leader for bond insurance transactions, responsible for sourcing business, coordinating credit, loan files, due diligence and legal review processes, and negotiating structure and business issues. From 1993 to 1999, Mr. Outland was senior vice president for Citicorp Mortgage Securities, Inc., where he securitized non-conforming mortgage product. From 1989 to 1993, Mr. Outland was vice president of real estate and mortgage finance for Nomura Securities International, Inc., where he performed due diligence on and negotiated the financing of commercial mortgage packages in preparation for securitization. Mr. Outland holds an MBA from Harvard Business School and a bachelor’s degree in Chemical Engineering from Georgia Institute of Technology. Mr. Outland was selected to serve as an independent director on our Board due to his more than twenty years of experience in the real estate and mortgage industry as well as his past service on our Board since 2003.

Anthony W. Parker. Mr. Parker has served as a director since August 2001. Mr. Parker has also served as a director of Gladstone Commercial since August 2003, a director of Gladstone Investment since June 2005 and a director of Gladstone Land since January, 2013. In January 2011, Mr. Parker was elected as treasurer of the Republican National Committee. In 1997 Mr. Parker founded Parker Tide Corp., formerly known as Snell Professional Corp. Parker Tide Corp. is a government contracting company providing mission critical solutions to the Federal government. From 1992 to 1996, Mr. Parker was chairman of, and a 50 percent stockholder of, Capitol Resource Funding, Inc., or CRF, a commercial finance company. Mr. Parker practiced corporate and tax law for over 15 years: from 1980 to 1983, he practiced at Verner, Liipfert, Bernhard & McPherson and from 1983 to 1992, in private practice. From 1973 to 1977, Mr. Parker served as executive assistant to the administrator of the U.S. Small Business Administration. Mr. Parker received his J.D. and Masters in Tax Law from Georgetown Law Center and his undergraduate degree from Harvard College. Mr. Parker was selected to serve as an independent director on our Board due to his expertise and wealth of experience in the field of corporate taxation as well as his past service on our Board since our inception. Mr. Parker’s knowledge of corporate tax was instrumental in his appointment to the chairmanship of our Audit Committee.

Walter H. Wilkinson, Jr. Mr. Wilkinson has served as our director and as a director of Gladstone Commercial, Gladstone Land and Gladstone Investment since October 2014. Mr. Wilkinson is the founder and general partner of Kitty Hawk Capital, a venture capital firm established in 1980 and based in Charlotte, North Carolina. He has served as a director of RF Micro Devices (NASDAQ:RFMD) since 1992 and has served as the Chairman of the Board of Directors since July 2008. Upon the completion of its announced merger with Triquint Semiconductor, Inc (NASDAQ:TQNT) to form the new company QORVO (NASDAQ:QRVO), he will serve as its Lead Director. He currently serves on the board of the N.C. State University Foundation and has previously served on the boards of other universities and related organizations. He is a past member and director of the National Venture Capital Association and a past member and Chairman of the National Association of Small Business Investment Companies. He was founding Chairman of the Carolinas Chapter of the National Association of Corporate Directors (“NACD”) and is currently on its board and is a NACD Leadership Fellow, having completed the NACD’s program for corporate directors. During his career he has helped to start or expand dozens of rapidly growing companies in a variety of industries. Mr. Wilkinson serves or has served as a director of numerous venture-backed companies, both public and private. He is a graduate of N.C. State University (BS) and the Harvard Graduate School of Business Administration (MBA). Mr. Wilkinson was selected to serve as an independent director on our Board due to his strong leadership skills and his valuable understanding of our industry from over 35 years of venture capital experience.

Interested Directors

David Gladstone. Mr. Gladstone is our founder and has served as our chief executive officer and chairman of our Board of Directors since our inception. He also served as our interim president from February 2013 to January 2014. Mr. Gladstone is also the founder of the Adviser and has served as its chief executive officer and chairman of its board of directors since its inception. Mr. Gladstone also founded and serves as the chief executive officer and chairman of the boards of directors of our affiliates, Gladstone Investment, Gladstone Commercial and Gladstone Land (of which he is also the president). Prior to founding the Gladstone Companies, Mr. Gladstone served as either chairman or vice chairman of the board of directors of American Capital Strategies, Ltd., a publicly traded leveraged buyout fund and mezzanine debt finance company, from June 1997 to August 2001. From 1974 to February 1997, Mr. Gladstone held various positions, including chairman and chief executive officer, with Allied Capital Corporation (a mezzanine debt lender), Allied Capital Corporation II (a subordinated debt lender), Allied Capital Lending Corporation (a small business lending company), Allied Capital Commercial Corporation (a real estate investment company), and Allied Capital Advisers, Inc., a registered investment adviser that managed the Allied companies. The Allied companies were the largest group of publicly-traded mezzanine debt funds in the United States and were managers of two private venture capital limited partnerships (Allied Venture Partnership and Allied Technology Partnership) and a private REIT (Business Mortgage Investors). From 1992 to 1997, Mr. Gladstone served as a director, president and chief executive officer of Business Mortgage Investors, a privately held mortgage REIT managed by Allied Capital Advisers Inc., which invested in loans to small and medium-sized businesses. Mr. Gladstone is also a past director of Capital Automotive REIT, a real estate investment trust that purchases and net leases real estate to automobile dealerships. Mr. Gladstone served as a director of The Riggs National Corporation (the parent of Riggs Bank) from 1993 to May 1997 and of Riggs Bank from 1991 to 1993. He has served as a trustee of The George Washington University and currently is a trustee emeritus. He is a past member of the Listings and Hearings Committee of the National

Association of Securities Dealers, Inc. He is a past member of the advisory committee to the Women’s Growth Capital Fund, a venture capital firm that finances women-owned small businesses. Mr. Gladstone was the founder and managing member of The Capital Investors, LLC, a group of angel investors, and is currently a member emeritus. He is also the past chairman and past owner of Coastal Berry Company, LLC, a large strawberry farming operation in California. Mr. Gladstone holds an MBA from the Harvard Business School, an MA from American University and a BA from the University of Virginia. Mr. Gladstone has co-authored two books on financing for small and medium-sized businesses, Venture Capital Handbook and Venture Capital Investing. Mr. Gladstone was selected to serve as a director on our Board due to the fact that he is our founder and has greater than thirty years of experience in the industry, including his service as our chairman and chief executive since our inception.

Terry Lee Brubaker. Mr. Brubaker has been our chief operating officer and a director since our inception in 2001 and served as our secretary from 2001 to October 2012. He also served as our president from May 2001 through April 2004, when he assumed the duties of vice chairman. Mr. Brubaker has also served as a director of the Adviser since its inception. He also served as president of the Adviser from its inception through February 2006, when he assumed the duties of vice chairman and chief operating officer. Mr. Brubaker also served as secretary of the Adviser from 2006 to February 2011. He has served as vice chairman, chief operating officer and as a director of Gladstone Investment since its inception and as secretary from its inception until October 2012. Mr. Brubaker has also served chief operating officer and as a director of Gladstone Commercial since February 2003, and as president from February 2003 through July 2007, when he assumed the duties of vice chairman and as secretary from 2003 through October 2012. Mr. Brubaker has also served as the vice chairman and chief operating officer of Gladstone Land since April 2007. In March 1999, Mr. Brubaker founded and, until May 1, 2003, served as chairman of Heads Up Systems, a company providing process industries with leading edge technology. From 1996 to 1999, Mr. Brubaker served as vice president of the paper group for the American Forest & Paper Association. From 1992 to 1995, Mr. Brubaker served as president of Interstate Resources, a pulp and paper company. From 1991 to 1992, Mr. Brubaker served as president of IRI, a radiation measurement equipment manufacturer. From 1981 to 1991, Mr. Brubaker held several management positions at James River Corporation, a forest and paper company, including vice president of strategic planning from 1981 to 1982, group vice president of the Groveton Group and Premium Printing Papers from 1982 to 1990, and vice president of human resources development in 1991. From 1976 to 1981, Mr. Brubaker was strategic planning manager and marketing manager of white papers at Boise Cascade. Previously, Mr. Brubaker was a senior engagement manager at McKinsey & Company from 1972 to 1976. Prior to 1972, Mr. Brubaker was a U.S. Navy fighter pilot. Mr. Brubaker holds an MBA from the Harvard Business School and a BSE from Princeton University. Mr. Brubaker was selected to serve as a director on our Board due to his more than thirty years of experience in various mid-level and senior management positions at several corporations as well as his past service on our Board since our inception.

David A. R. Dullum. Mr. Dullum has served as a director since August 2001. Mr. Dullum has been a senior managing director of the Adviser since February 2008, a director of Gladstone Commercial since August 2003, and a director of Gladstone Investment since June 2005 and has served as Gladstone Investment’s president since April 2008. Additionally, Mr. Dullum has served as our executive vice president since October 2010. From 1995 through June 2009, Mr. Dullum was a partner of New England Partners, a venture capital firm focused on investments in small and medium-sized business in the Mid-Atlantic and New England regions. From May 2005 to May 2008, Mr. Dullum served as the President and a director of Harbor Acquisition Corporation, an operating business with emphasis in the consumer and industrial sectors. From 1976 to 1990, Mr. Dullum was a managing general partner of Frontenac Company, a Chicago-based venture capital firm. Mr. Dullum holds an MBA from Stanford Graduate School of Business and a BME from the Georgia Institute of Technology. Mr. Dullum was selected to serve as a director on our Board due to his more than thirty years of experience in various areas of the investment industry as well as his past service on our Board since our inception.

Executive Officers Who Are Not Directors

Information regarding our executive officers who are not directors is as follows (the address for each executive officer is c/o Gladstone Capital Corporation, 1521 Westbranch Drive, Suite 100, McLean, Virginia 22102):

Name	Age	Position
Robert L. Marcotte	56	President
Melissa Morrison	41	Chief Financial Officer
David Watson	38	Treasurer

Robert L. Marcotte. Mr. Marcotte has served as our president since January 2014 and as an executive managing director of the Adviser since December 2013. From 2002 to December 2013 Mr. Marcotte worked at MCG Capital Corporation, serving as executive vice president and co-head of asset management for MCG Capital Corporation since 2007, where he was responsible for investment origination, evaluation, underwriting and portfolio management for the $500+ million publically traded business development company. He also served on MCG Capital Corporation’s investment committee since 2007. Mr. Marcotte was chief financial officer for Aleron, Inc, a wholesale internet access and network services provider, from 2001 to 2002, and worked in the investment banking division of Goldman, Sachs & Co. from 1998 to 2001 and Merrill Lynch & Co. from 1992 to 1998. Mr. Marcotte worked in the project financing department for GE Capital from 1986 to 1992 and as a banking officer at Mellon Bank from 1980 to 1986. Mr. Marcotte received a Bachelor of Science in Business Administration from Georgetown University.

Melissa Morrison. Ms. Morrison served as our chief accounting officer from November 2011 to April 2013 when she was appointed chief financial officer. From September 2007 to September 2011, Ms. Morrison served in various positions providing accounting and finance services including accounting and sales finance controller roles to Tandberg, Inc., which was acquired by Cisco Systems, Inc. in April 2010. Prior to September 2007, Ms. Morrison worked at PRA International, Inc. and Ericsson NetQual Inc. in accounting manager and assistant controller positions, respectively. Her career began as an auditor at PricewaterhouseCoopers, LLP. She received a BBA from The College of William and Mary and is a licensed CPA in the Commonwealth of Virginia.

David Watson. Mr. Watson served as our chief financial officer from January 2011 to April 2013 and has served as the chief financial officer of Gladstone Investment since January 2010. He also assumed treasurer responsibilities in January 2012 for both Gladstone Capital and Gladstone Investment. Prior to joining our company, from July 2007 until January 2010, Mr. Watson was Director of Portfolio Accounting of MCG Capital Corporation. Mr. Watson was employed by Capital Advisory Services, LLC, which subsequently was acquired by Navigant Consulting, Inc., where he held various positions providing finance and accounting consulting services from 2001 to 2007. Prior to that, Mr. Watson was an auditor at Deloitte and Touche. He received a BS from Washington and Lee University, an MBA from the University of Maryland’s Smith School of Business, and is a licensed CPA in the Commonwealth of Virginia.

Employment Agreements

We are not a party to any employment agreements. Messrs. Gladstone and Brubaker have entered into employment agreements with the Adviser, whereby they are direct employees of the Adviser.

Director Independence

As required under NASDAQ listing standards, our Board of Directors annually determines each director’s independence, and continually assesses the independence of each of the directors throughout the year. The NASDAQ listing standards provide that a director of a business development company is considered to be independent if he or she is not an “interested person” of ours, as defined in Section 2(a)(19) of the 1940 Act. Section 2(a)(19) of the 1940 Act defines an “interested person” to include, among other things, any person who has, or within the last two years had, a material business or professional relationship with us.

                Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and us, our senior management and our independent auditors, the Board has affirmatively determined that the following six directors are independent directors within the meaning of the applicable NASDAQ listing standards: Messrs. Adelgren, Outland, Parker and Wilkinson and Mmes. English and Merrick. In making this determination, the Board found that none of these directors had a material or other disqualifying relationship with us. Mr. Gladstone, the chairman of our Board of Directors and chief executive officer, Mr. Brubaker, our vice chairman and chief operating officer and Mr. Dullum, our executive vice president, are not independent directors by virtue of their positions as our officers or as officers of the Adviser or their employment by the Adviser.

Corporate Leadership Structure

Mr. Gladstone has served as chairman of our Board and our chief executive officer since our inception and as our interim president from February 2013 to January 2014. Our Board believes that our chief executive officer is best situated to serve as chairman because he is the director most familiar with our business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. In addition, Mr. Adelgren, one of our independent directors, serves as the lead director for all meetings of our independent directors held in executive session. The lead director has the responsibility of presiding at all executive sessions of our Board, consulting with the chairman and chief executive officer on Board and committee meeting agendas, acting as a liaison between management and the independent directors and facilitating teamwork and communication between the independent directors and management.

Our Board believes the combined role of chairman and chief executive officer, together with an independent Lead Director, is in the best interest of stockholders because it provides the appropriate balance between strategic development and independent oversight of risk management. In coming to this conclusion, the Board considered the importance of having an interested chairperson that is familiar with our day-to-day management activities, our portfolio companies and the operations of the Adviser. The Board concluded that the combined role enhances, among other things, the Board’s understanding of our investment portfolio, business, finances and risk management efforts. In addition, the Board believes that Mr. Gladstone’s employment by the Adviser better allows for the efficient mobilization of the Adviser’s resources at the Board’s behest and on its behalf.

Committees of Our Board of Directors

Executive Committee. Membership of our executive committee is comprised of Messrs. Gladstone, Brubaker and Parker. The executive committee has the authority to exercise all powers of our Board of Directors except for actions that must be taken by a majority of independent directors or the full Board of Directors under the Maryland General Corporation Law, including electing our chairman and president. Mr. Gladstone serves as chairman of the executive committee. The executive committee did not meet during the last fiscal year.

Audit Committee. The Audit Committee of our Board of Directors oversees our corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and meets to review our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” During the fiscal year ended September 30, 2014, the Audit Committee was comprised of Messrs. Parker, Reilly and Ms. English until Mr. Reilly’s passing in August 2014, after which Mr. Outland was appointed to the committee. The Audit Committee is currently comprised of Messrs. Parker (Chairman) and Outland and Mmes. English and Merrick, who was appointed in November 2014. Messrs. Adelgren and Wilkinson serve as alternate members of the Audit Committee. Alternate members of the Audit Committee serve and participate in meetings of the Audit Committee only in the event of an absence of a regular member of the Audit Committee. The Audit Committee met eight times during the last fiscal year. The Audit Committee has adopted a written charter that is available to stockholders on our website at www.gladstonecapital.com. Each member of the Audit Committee is independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). In addition Messrs. Adelgren, Outland, Parker and Wilkinson and Mmes. English and Merrick each qualify as an “audit committee financial expert” under applicable SEC rules.

Compensation Committee. The Compensation Committee operates pursuant to a written charter that is available to stockholders on our website at www.gladstonecapital.com. The Compensation Committee conducts periodic reviews of the Advisory Agreement and the Administration Agreement to evaluate whether the fees paid to the Adviser and the Administrator under the agreements are in the best interests of us and our stockholders. The committee considers in such periodic reviews, among other things, whether the fees paid to the Adviser and Administrator are reasonable in relation to the nature and qualities of the services being performed and whether the provisions of the

Advisory and Administration Agreements are being satisfactorily performed. The Compensation Committee also reviews with management our Compensation Discussion and Analysis to consider whether to recommend that it be included in proxy statements and other filings. During the fiscal year ended September 30, 2014, the Compensation Committee was composed of Messrs. Adelgren, Earhart and Outland until Mr. Earhart’s passing in February 2014. The Compensation Committee is currently comprised of Messrs. Outland (Chairman), Adelgren and Wilkinson, who was appointed as a member in October 2014. Mr. Parker and Mmes. English and Merrick serve as alternate members. Alternate members of the Compensation Committee serve and participate in meetings of the Compensation Committee only in the event of an absence of a regular member of the Compensation Committee. The Compensation Committee met four times during the last fiscal year. The Compensation Committee has adopted a written charter that is available to stockholders on our website at www.gladstonecapital.com. Each member of the Compensation Committee is independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards).

Ethics, Nominating and Corporate Governance Committee. The Ethics, Nominating and Corporate Governance Committee of our Board is responsible for identifying, reviewing and evaluating candidates to serve as our directors (consistent with criteria approved by our Board), reviewing and evaluating incumbent directors, recommending to our Board for selection candidates for election to our Board, making recommendations to our Board regarding the membership of the committees of our Board, assessing the performance of our Board, and developing our corporate governance principles. Our Ethics, Nominating and Corporate Governance Committee charter can be found on our website at www.gladstonecapital.com. The Ethics Committee is currently composed of Messrs. Adelgren (Chairman), Outland and Wilkinson, who was appointed as a member in October 2014. Mr. Parker and Mmes. English and Merrick serve as alternate members. Each member of the Ethics, Nominating and Corporate Governance Committee is independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). The Ethics, Nominating and Corporate Governance Committee met four times during the last fiscal year. The Ethics, Nominating and Corporate Governance Committee has adopted a written charter that is available to stockholders on our website at www.gladstonecapital.com.

The Offering Committee. The Offering Committee, which is composed of Messrs. Gladstone (Chairman), Brubaker and Parker, with each of our other current and future directors who meet the independence requirements of NASDAQ serving as alternates for Mr. Parker, is responsible for assisting the Board in discharging its responsibilities regarding the offering from time to time of our securities. The Offering Committee has all powers of the Board that are necessary or appropriate and may lawfully be delegated to the Offering Committee in connection with an offering of our securities. Our Offering Committee was formed in January 2013, and operates pursuant to a written charter, which can be found in the Corporate Governance section of our website at www.gladstonecapital.com. The Offering Committee did not meet during the last fiscal year.

Qualifications for Director Candidates. The Ethics, Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Ethics, Nominating and Corporate Governance Committee also considers such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to our affairs, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the Ethics, Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of our Board, our operating requirements and the long-term interests of our stockholders.

Though we have no formal policy addressing diversity, the Ethics, Nominating and Corporate Governance Committee and Board believe that diversity is an important attribute of directors and that our Board should be the culmination of an array of backgrounds and experiences and be capable of articulating a variety of viewpoints. Accordingly, the Ethics, Nominating and Corporate Governance Committee considers in its review of director nominees factors such as values, disciplines, ethics, age, gender, race, culture, expertise, background and skills, all in the context of an assessment of the perceived needs of us and our Board at that point in time in order to maintain a balance of knowledge, experience and capability.

In the case of incumbent directors whose terms of office are set to expire, the Ethics, Nominating and Corporate Governance Committee reviews such directors’ overall service to us during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors’ independence. In the case of new director candidates, the Ethics, Nominating and Corporate Governance Committee also determines whether such new nominee must be independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Ethics, Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Ethics, Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of our Board. The Ethics, Nominating and Corporate Governance Committee meets to discuss and consider such candidates’ qualifications and then selects a nominee for recommendation to our Board by majority vote. To date, the Ethics, Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

Nominations made by stockholders must be made by written notice (setting forth the information required by our bylaws) received by the secretary of our company at least 120 days in advance of an annual meeting or within 10 days of the date on which notice of a special meeting for the election of directors is first given to our stockholders.

Meetings. During the fiscal year ended September 30, 2014, each member of our Board of Directors attended 75% or more of the aggregate of the meetings of our Board of Directors and of the committees on which he or she served.

Oversight of Risk Management

Since September 2007, John Dellafiora, Jr. has served as our chief compliance officer and, in that position, Mr. Dellafiora directly oversees our enterprise risk management function and reports to our chief executive officer, the Audit Committee and our Board in this capacity. In fulfilling his risk management responsibilities, Mr. Dellafiora works closely with our internal counsel and other members of senior management including, among others, our chief executive officer, chief financial officer, treasurer and chief operating officer.

Our Board, in its entirety, plays an active role in overseeing management of our risks. Our Board regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. Each of the following committees of our Board plays a distinct role with respect to overseeing management of our risks:

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Audit Committee: Our Audit Committee oversees the management of enterprise risks. To this end, our Audit Committee meets at least annually (i) to discuss our risk management guidelines, policies and exposures and (ii) with our independent registered public accounting firm to review our internal control environment and other risk exposures.

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Compensation Committee: Our Compensation Committee oversees the management of risks relating to the fees paid to the Adviser and Administrator under the Advisory Agreement and the Administration Agreement, respectively. In fulfillment of this duty, the Compensation Committee meets at least annually to review these agreements. In addition, the Compensation Committee reviews the performance of the Adviser to determine whether the compensation paid to our executive officers was reasonable in relation to the nature and quality of services performed and whether the provisions of the Advisory Agreement were being satisfactorily performed.

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Ethics, Nominating and Corporate Governance Committee: Our Ethics, Nominating and Corporate Governance Committee manages risks associated with the independence of our Board and potential conflicts of interest.

While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the committees each report to our Board on a regular basis to apprise our Board regarding the status of remediation efforts of known risks and of any new risks that may have arisen since the previous report.

Summary of Compensation

Executive Compensation

None of our executive officers receive direct compensation from us. We do not currently have any employees and do not expect to have any employees in the foreseeable future. The services necessary for the operation of our business are provided to us by our officers and the other employees of the Adviser and Administrator, pursuant to the terms of the Advisory and Administration Agreements, respectively. Mr. Gladstone, our chairman and chief executive officer, Mr. Brubaker, our vice chairman and chief operating officer and Mr. Marcotte, our President, are employees of and compensated directly by the Adviser. Our treasurer, Mr. Watson, and our chief financial officer, Melissa Morrison, are employees of the Administrator. For the fiscal year ended September 30, 2014, our allocable portion of Ms. Morrison’s compensation paid by our Administrator was approximately $38,634 of her salary, $15,162 of her bonus, and $7,088 of the cost of her benefits.

Compensation of Directors

The following table shows, for the fiscal year ended September 30, 2014, compensation awarded to or paid to our current directors who are not executive officers, which we refer to as our non-employee directors, for all services rendered to us during this period. No compensation is paid to directors who are our executive officers for their service on our Board of Directors. We do not issue stock options and therefore have no information to report relating to stock option grants and exercises for our directors.

Name	Aggregate Compensation from Fund	Total Compensation from Fund and Fund Complex Paid to Directors (1)
Paul W. Adelgren	$34,000	$99,000
Michela A. English	$33,000	$93,000
Caren D. Merrick (2)	$0	$0
John H. Outland	$34,000	$99,000
Anthony W. Parker	$36,000	$105,000
Walter H. Wilkinson, Jr. (3)	$0	$0

(1)	Includes compensation the director received from Gladstone Investment, as part of our Fund Complex. Also includes compensation the director received from Gladstone Commercial, our affiliate and a real estate investment trust, and Gladstone Land, our affiliate and a real estate investment trust, although not part of our Fund Complex.
(2)	Ms. Merrick became a director of the Company, Gladstone Investment, Gladstone Commercial and Gladstone Land in November 2014.
(3)	Mr. Wilkinson became a director of the Company, Gladstone Investment, Gladstone Commercial, and Gladstone Land in October 2014.

As compensation for serving on our Board of Directors, each of our independent directors receives an annual fee of $20,000, an additional $1,000 for each Board of Directors meeting attended, and an additional $1,000 for each committee meeting attended if such committee meeting takes place on a day other than when the full Board of Directors meets. In addition, the chairperson of the Audit Committee receives an annual fee of $3,000, and the chairpersons of each of the Compensation and Ethics, Nominating and Corporate Governance committees receive annual fees of $1,000 for their additional services in these capacities. During the fiscal year ended September 30, 2014, we paid total cash compensation of $196,000 to our non-employee directors, which includes compensation paid to Mr. Earhart, who passed away in February 2014, and Mr. Reilly, who passed away in August 2014. We also reimburse our directors for their reasonable out-of-pocket expenses incurred in attending Board of Directors and committee meetings.

We do not pay any compensation to directors who also serve as our officers, or as officers or directors of the Adviser or the Administrator, in consideration for their service to us. Our Board of Directors may change the compensation of our independent directors in its discretion. None of our independent directors received any compensation from us during the fiscal year ended September 30, 2014 other than for Board of Directors or committee service and meeting fees.

Certain Transactions

Investment Advisory and Management Agreement

Management Services

The Adviser is a Delaware corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended. Subject to the overall supervision of our Board of Directors, the Adviser provides investment advisory and management services to us. Under the terms of our Advisory Agreement, the Adviser has investment discretion with respect to our capital and, in that regard:

•	determines the composition of our portfolio, the nature and timing of the changes to our portfolio, and the manner of implementing such changes;

•	identifies, evaluates, and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies);

•	closes and monitors the investments we make; and

•	makes available on our behalf, and provides if requested, managerial assistance to our portfolio companies.

The Adviser’s services under the Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Portfolio Management

The Adviser takes a team approach to portfolio management; however, the following persons are primarily responsible for the day-to-day management of our portfolio and comprise the Adviser’s investment committee: David Gladstone, Terry Lee Brubaker, and Robert L. Marcotte whom we refer to collectively as the Portfolio Managers. Our investment decisions are made on our behalf by the investment committee of the Adviser by unanimous decision.

Mr. Gladstone has served as the chairman and the chief executive officer of the Adviser, since he founded the Adviser in 2002, along with Mr. Brubaker. Mr. Brubaker has served as the vice chairman and chief operating officer of the Adviser since 2002 and served as secretary of the Adviser from 2002 to February 2011. Mr. Marcotte has served as an executive managing director of the Adviser since December 2013 and as our president since January 2014. For more complete biographical information on Messrs. Gladstone Brubaker and Marcotte please see “Management—Interested Directors” and “Management—Executive Officers Who Are Not Directors.”

The Portfolio Managers are all officers or directors, or both, of the Adviser and the Administrator. David Gladstone is the controlling stockholder of the parent company of the Adviser and Administrator. Although we believe that the terms of the Advisory Agreement are no less favorable to us than those that could be obtained from unaffiliated third parties in arms’ length transactions, the Adviser and its officers and its directors have a material interest in the terms of this agreement. Based on an analysis of publicly available information, the Board believes that the terms and the fees payable under the Advisory Agreement are similar to those of the agreements between other business development companies that do not maintain equity incentive plans and their external investment advisers.

The Adviser provides investment advisory services to other investment funds in the Gladstone Companies. As such, the Portfolio Managers also are primarily responsible for the day-to-day management of the portfolios of other pooled investment vehicles in the Gladstone Companies that are managed by the Adviser. As of the date hereof, Messrs. Gladstone and Brubaker are primarily responsible for the day-to-day management of Gladstone Land, a publicly traded agricultural real estate company, Messrs. Gladstone, Brubaker, and Dullum (the president of Gladstone Investment) are primarily responsible for the day-to-day management of the portfolio of Gladstone Investment, another publicly-traded business development company and Messrs. Gladstone, Brubaker and Cutlip (the president of Gladstone Commercial) are primarily responsible for the day to day management of Gladstone Commercial, a publicly-traded real estate investment trust. As of September 30, 2014, the Adviser had an aggregate of approximately $1.5 billion in total assets under management.

Possible Conflicts of Interest

Our Portfolio Managers provide investment advisory services and serve as officers, directors or principals of certain of the other Gladstone Companies, which operate in the same or a related line of business as we do. Accordingly, they have corresponding obligations to investors in those entities. For example, Mr. Gladstone, our chairman and chief executive officer, is chairman of the board and chief executive officer of the Adviser, Gladstone Investment, Gladstone Commercial, and Gladstone Land with management responsibilities for the other members of the Gladstone Companies, other than Gladstone Securities, where he sits on the board of managers as an outside non-employee manager. In addition, Mr. Brubaker, our vice chairman and chief operating officer, is vice chairman and chief operating officer of the Adviser, Gladstone Land, Gladstone Investment and Gladstone Commercial. Mr. Marcotte, our president, is an executive managing director of the Adviser. Moreover, currently and increasingly due to the limited revision of our investment objectives and strategies in October 2012, our investment objectives and strategies will overlap with those of Gladstone Investment. Accordingly Gladstone Investment and other investment vehicles that we may establish from time to time with overlapping investment objectives and strategies may invest in asset classes similar to those targeted by us. While the Adviser generally has broad authority to make investments on behalf of the investment vehicles that it advises, the Adviser has adopted investment allocation procedures to address these potential conflicts and intends to direct investment opportunities to the member of the Gladstone Companies with the investment strategy that most closely fits the investment opportunity. Where the investment opportunity fits into the investment objectives and strategies of more than one fund, the Adviser and the upper management of each such fund consider additional suitability factors in allocating the investment, including, but not limited to, leverage, diversification and availability of capital. Nevertheless, the Portfolio Managers may face conflicts in the allocation of investment opportunities to other entities managed by the Adviser.

In certain circumstances, we may make investments in a portfolio company in which one of our affiliates has or will have an investment, subject to satisfaction of any regulatory restrictions and, where required, to the prior approval of our Board of Directors. As of September 30, 2014, our Board of Directors has approved the following types of co-investment transactions:

•

Our affiliate, Gladstone Commercial, may, under certain circumstances, lease property to portfolio companies that we do not control. We may pursue such transactions only if (i) the portfolio company is not controlled by us or any of our affiliates, (ii) the portfolio company satisfies the tenant underwriting criteria of Gladstone Commercial, and (iii) the transaction is approved by a majority of our independent directors and a majority of the independent directors of Gladstone Commercial. We expect that any such negotiations between Gladstone Commercial and our portfolio companies would result in lease terms consistent with the terms that the portfolio companies would be likely to receive were they not portfolio companies of ours.

•	We may invest simultaneously with our affiliate Gladstone Investment in senior syndicated loans whereby neither we nor any affiliate has the ability to dictate the terms of the loans.

•

Additionally, pursuant to an exemptive order granted by the SEC in July 2012, under certain circumstances, we may co-invest with Gladstone Investment and any future BDC or closed-end management investment company that is advised by the Adviser (or sub-advised by the Adviser if it controls the fund), or any combination of the foregoing, subject to the conditions included therein.

Portfolio Manager Compensation

The Portfolio Managers receive compensation from the Adviser in the form of a base salary plus a bonus. Each of the Portfolio Managers’ base salaries is determined by a review of salary surveys for persons with comparable experience who are serving in comparable capacities in the industry. Each Portfolio Manager’s base salary is set and reviewed yearly. Like all employees of the Adviser, a Portfolio Manager’s bonus is tied to the performance of the Adviser and the entities that it advises. A Portfolio Manager’s bonus increases or decreases when the Adviser’s income increases or decreases. The Adviser’s income, in turn, is directly tied to the management and performance fees earned in managing its investment funds, including Gladstone Capital. Pursuant to the Advisory Agreement, the Adviser receives an incentive fee based on net investment income in excess of the hurdle rates and capital gains as set out in the Advisory Agreement.

All compensation of the Portfolio Managers from the Adviser takes the form of cash. The Portfolio Managers are also portfolio managers for other members of the Gladstone Companies, one of which (Gladstone Commercial) previously had a stock option plan through which the Portfolio Managers have previously received options to purchase stock of Gladstone Commercial. Gladstone Commercial terminated its stock option plan effective December 31, 2006. We also previously had a stock option plan, but it was terminated effective September 30, 2006. These plan terminations were effected in connection with the implementation of new advisory agreements between each of us and Gladstone Commercial with the Adviser, which have been approved by our respective stockholders. All outstanding, unexercised options under our plan were terminated effective September 30, 2006, and all outstanding, unexercised options under the Gladstone Commercial plan were terminated effective December 31, 2006.

Investment Advisory and Management Agreement and Administration Agreement

We are externally managed pursuant to contractual arrangements with the Adviser, under which the Adviser has directly employed our personnel and paid our payroll, benefits, and general expenses directly. The management services and fees in effect under the Advisory Agreement are described below. In addition, we pay our direct expenses including, but not limited to, directors’ fees, legal and accounting fees and stockholder related expenses under the Advisory Agreement.

The principal executive office of each of the Adviser and the Administrator is located at 1521 Westbranch Drive, Suite 100, McLean, Virginia 22102.

Management services and fees under the Advisory Agreement

Under the Advisory Agreement, we pay the Adviser an annual base management fee of 2% of our average gross assets, which is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, valued at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter.

We also pay the Adviser a two-part incentive fee under the Advisory Agreement. The first part of the incentive fee is an income-based incentive fee which rewards the Adviser if our quarterly net investment income (before giving effect to any incentive fee) exceeds the hurdle rate. We pay the Adviser an income-based incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate (7% annualized);

•

100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter (8.75% annualized); and

•	20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized).

Quarterly Incentive Fee Based on Net Investment Income

Pre-incentive fee net investment income

(expressed as a percentage of the value of net assets)

Percentage of pre-incentive fee net investment income

allocated to income-based portion of incentive fee

The second part of the incentive fee is a capital gains-based incentive fee that is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Advisory Agreement, as of the termination date), equals 20% of our realized capital gains as of the end of the fiscal year. In determining the capital gains-based incentive fee payable to the Adviser, we calculate the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since our inception, and the aggregate unrealized capital depreciation as of the date of the calculation, as applicable, with respect to each of the investments in our portfolio. For this purpose, cumulative aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the original cost of such investment since our inception. Cumulative aggregate realized capital losses equals the sum of the amounts by which the net sales price of each investment, when sold, is less than the original cost of such investment since our inception. Aggregate unrealized capital depreciation equals the sum of the difference, if negative, between the valuation of each investment as of the applicable calculation date and the original cost of such investment. At the end of the applicable year, the amount of capital gains that serves as the basis for our calculation of the capital gains-based incentive fee equals the cumulative aggregate realized capital gains less cumulative aggregate realized capital losses, less aggregate unrealized capital depreciation, with respect to our portfolio of investments. If this number is positive at the end of such year, then the capital gains-based incentive fee for such year equals 20% of such amount, less the aggregate amount of any capital gains-based incentive fees paid in respect of our portfolio in all prior years.

Beginning in April 2006, our Board of Directors has accepted from the Adviser unconditional and irrevocable voluntary waivers on a quarterly basis to reduce the annual 2.0% base management fee on senior syndicated loan participations to 0.5%, to the extent that proceeds resulting from borrowings were used to purchase such syndicated loan participations. These waivers were applied through September 30, 2014.

The Adviser may provide services to our portfolio companies, and receive fees for such services, other than managerial assistance, under other agreements. We credit nearly 100% of these fees against the base management fee that we would otherwise be required to pay to the Adviser; however, a small percentage of certain of such fees, primarily for valuation of the portfolio company, is retained by the Adviser in the form of reimbursement at cost for certain tasks completed by personnel of the Adviser.

During the fiscal years ended September 30, 2014, 2013 and 2012, we incurred total fees, net of credits and waivers, of approximately $8.1 million, $8.4 million and $9.8 million, respectively, to the Adviser under the Advisory Agreement.

Duration and Termination

Unless terminated earlier as described below, the Advisory Agreement will remain in effect from year to year if approved annually by our Board of Directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. On July 15, 2014, we renewed the Advisory Agreement through August 31, 2015. The Advisory Agreement will automatically terminate in the event of its assignment. The Advisory Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other. See “Risk Factors — Risks Related to Our External Management — We are dependent upon our key management personnel and the key management personnel of the Adviser, particularly David Gladstone, Terry Lee Brubaker and Robert L. Marcotte, and on the continued operations of the Adviser, for our future success.”

Administration Agreement

Pursuant to the Administration Agreement, the Administrator furnishes us with clerical, bookkeeping and record keeping services and the Administrator also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records which we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, the Administrator assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns, the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Payments under the Administration Agreement are generally equal to an amount based upon our allocable portion of the Administrator’s overhead in performing its obligations under the Administration Agreement, including rent and our allocable portion of the salaries and benefits expenses of our chief financial officer, chief accounting officer, chief compliance officer, internal counsel and their respective staffs.

Prior to July 1, 2014, our allocable portion of the expenses were derived by multiplying that portion of the Administrator’s expenses allocable to all funds managed by the Adviser by the percentage of our total assets at the beginning of each quarter in comparison to the total assets at the beginning of each quarter of all funds managed by the Adviser.

Effective July 1, 2014, our allocable portion of the Administrator’s expenses are derived by multiplying the Administrator’s total expenses by the approximate percentage of time during the current quarter the Administrator’s employees performed services for us in relation to their time spent performing services for all companies serviced by the Administrator under contractual agreements. These administrative fees are accrued at the end of the quarter when the services are performed and generally paid the following quarter. On July 15, 2014, our Board of Directors approved the annual renewal of the Administration Agreement through August 31, 2015.

During the fiscal years ended September 30, 2014, 2013 and 2012, we incurred total fees of approximately $0.9 million, $0.7 million and $0.8 million, respectively, to the Administrator under the Administration Agreement.

Based on an analysis of publicly available information, the Board believes that the terms and the fees payable under the Advisory and Administration Agreements are similar to those of the agreements between other business development companies that do not maintain equity incentive plans and their external investment advisers. David Gladstone, Terry Lee Brubaker, David A. R. Dullum and Robert L. Marcotte are all officers or directors, or both, of the Adviser. Messrs. Gladstone and Brubaker are also officers and directors of the Administrator. David Gladstone is the controlling stockholder of the Adviser and Administrator. Ms. Morrison is also chief accounting officer of the Adviser. Although we believe that the terms of the Advisory and Administration Agreements are no less favorable to us than those that could be obtained from unaffiliated third parties in arms’ length transactions, the Adviser and its officers and its directors have a material interest in the terms of these agreements.

Consulting Services Agreements

As a business development company, we make available significant managerial assistance to our portfolio companies and provide other services to such portfolio companies. Neither we nor the Adviser currently receives fees in connection with managerial assistance. The Adviser provides other services to our portfolio companies and receives fees for these other services.

On October 25, 2010, the Adviser received a payment of $277,015 from Lindmark Acquisition, LLC, or Lindmark, a wholly-owned portfolio company of ours which we own through one of our wholly-owned subsidiaries, Lindmark Holdings Corp., in connection with the performance of certain consulting services rendered from March 18, 2009 through March 31, 2010 pursuant to that certain Consulting Agreement between the Adviser and Lindmark, effective October 10, 2010 and that certain Engagement Letter Agreement between the Adviser and Lindmark Outdoor Advertising, LLC, dated November 19, 2009. Beginning with April 1, 2010, Lindmark began receiving current invoices and remitted payment for such in a timely manner. Payments for services rendered beginning April 1, 2010 and ending September 30, 2010 totaled $40,000. Payments for services rendered during the year ended September 30, 2011 totaled $8,698. There were no services rendered to Lindmark in the fiscal years ended September 30, 2012, 2013 or 2014.

On October 29, 2010, the Adviser received a payment of $213,191 from BERTL, Inc., or Bertl, one of our previously wholly-owned portfolio companies, in connection with the performance of certain consulting services rendered from March 19, 2009 through June 30, 2010 pursuant to that certain Engagement Letter Agreement, dated March 19, 2009 between Bertl and the Adviser. Beginning with the quarter ended September 30, 2010, Bertl began receiving current quarterly invoices from the Adviser for the provision of such services and paid current through the quarter ended September 30, 2010. Payments for services rendered during the year ended September 30, 2010 totaled $7,800. There were no services rendered to Bertl in the fiscal years ended September 30, 2011, 2012, 2013, or 2014.

Loan Servicing Agreement

The Adviser services, administers and collects on the loans pledged under our credit facility pursuant to a loan servicing agreement with our wholly-owned subsidiary, Business Loan, in return for a 1.5% annual fee, based on the monthly aggregate outstanding loan balance of the loans pledged under our credit facility. In exchange for this fee, the Adviser services, administers and collects on the loans held by Business Loan. Since Business Loan is a consolidated subsidiary of the Company, and overall, the base management fee (including any loan servicing fee, cannot exceed 2% of total assets (as reduced by cash and cash equivalents pledged to creditors) during any given fiscal year, loan servicing fees paid to the Adviser under this agreement directly reduce the amount of fees payable under the Advisory Agreement. Loan servicing fees of approximately $3.5 million, $3.7 million and $3.6 million were incurred for the fiscal years ended September 30, 2014, 2013 and 2012, respectively, all of which were directly credited against the amount of the base management fee due to the Adviser under the Advisory Agreement.

Loans

At September 30, 2014, we had one loan outstanding to Laura Gladstone, a managing director of the Adviser and the daughter of Mr. Gladstone, in the remaining principal amount of $100,010. This loan is due on July 13, 2015 and accrues interest at 8.26% per annum. Interest on this loan is due quarterly and Ms. Gladstone has made each of her quarterly interest payments to date. This loan is evidenced by a full recourse promissory note and was issued in connection with the exercise of stock options under our former Amended and Restated 2001 Equity Incentive Plan, as amended, which was terminated on September 30, 2006 (the “2001 Plan”), by Ms. Gladstone. The loan was made on terms available to all eligible participants under the 2001 Plan and is secured by the shares of common stock purchased upon the exercise of the options. The loan meets the requirements set forth in Section 57(j) of the 1940 Act and is fully collateralized at all times. Mr. Gladstone has not received, nor will he receive in the future, any direct or indirect benefit from this loan.

In the fiscal year ended September 30, 2013, Mr. Gladstone paid off the remaining outstanding principal balance of $2,749,004 on his loan that was due and payable in cash on August 23, 2010 and was in default at that time. This loan was also originally issued in connection with the exercise of stock options by Mr. Gladstone under the 2001 Plan and made on terms available to all eligible participants under the 2001 Plan. The Sarbanes-Oxley Act of 2002 prohibits us from making loans to our executive officers, although certain loans outstanding prior to July 30, 2002, including the promissory note we received from Mr. Gladstone on August 23, 2001, were expressly exempted from this prohibition. In addition, at all times that the loan was outstanding, it met the requirements set forth in Section 57(j) of the 1940 Act.

On September 7, 2010, each of Mr. Gladstone and Ms. Gladstone executed a redemption agreement with us, each of which provides that, pursuant to the terms and conditions thereof, we will automatically accept and retire the shares of our common stock pledged as collateral for their loans in partial or full satisfaction, as applicable, of Mr. Gladstone’s or Ms. Gladstone’s obligations to us under the loans that are in default at such time that the trading price of our common stock reaches $15 per share, if ever. In entering into the redemption agreements, we reserved all of our existing rights under the promissory notes and related pledge agreements, including but not limited to the ability to foreclose on the shares of common stock pledged as collateral for the loans, or additional pledged collateral, at any time. Mr. Gladstone’s redemption agreement was terminated upon the payment of his loan in full.

Indemnification

In our articles of incorporation and bylaws, we have agreed to indemnify certain officers and directors by providing, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as our director, officer or other agent, to the fullest extent permitted under Maryland law and our bylaws. Notwithstanding the foregoing, the indemnification provisions shall not protect any officer or director from liability to us or our stockholders as a result of any action that would constitute willful misfeasance, bad faith or gross negligence in the performance of such officer’s or director’s duties, or reckless disregard of his or her obligations and duties.

Each of the Advisory and Administration Agreements provide that, absent willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of the reckless disregard of their duties and obligations (as the same may be determined in accordance with the 1940 Act and any interpretations or guidance by the SEC or its staff thereunder), the Adviser, the Administrator and their respective officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with them are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s or Administrator’s services under the Advisory or Administration Agreements or otherwise as an investment adviser of ours.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the ownership of the common and preferred stock of the Company as of November 20, 2014, by: (i) each current director; (ii) each of our named executive officers; (iii) all of our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than 5% of our common stock. None of our executive officers or directors own shares of our 6.75% Series 2021 Term Preferred Stock, or Series 2021 Term Preferred Stock, and, to our knowledge, no person beneficially owns more than 5% of our Series 2021 Term Preferred Stock. Except as otherwise noted, the address of the individuals below is c/o Gladstone Capital Corporation, 1521 Westbranch Drive, Suite 100, McLean, VA 22102. As of November 20, 2014, no independent director (or his/her immediate family members) owned securities of the Adviser.

Beneficial Ownership of Common Stock(1)(2)

Name and Address	Number of Common Shares	Percent of Total
Directors:
David Gladstone	1,164,794	5.5%
Terry Lee Brubaker	114,210	*
Paul W. Adelgren	6,394	*
David A.R. Dullum	2,000	*
Michela A. English	1,588	*
Caren D. Merrick	0	*
John H. Outland	1,821	*
Anthony W. Parker	0	*
Walter H. Wilkinson, Jr.	0	*
Named Executive Officers (that are not also Directors):
Melissa Morrison	375	*
Robert L. Marcotte	94,266	*
All executive officers and directors as a group (12 persons)	1,385,549	6.2%

*	Less than 1%
(1)	This table is based upon information supplied by executive officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and sole investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 21,000,160 shares of common stock outstanding on November 20, 2014. No executive officers or directors held shares of our preferred stock as of November 20, 2014, nor was anyone a principal stockholder of our preferred stock on such date.
(2)	Ownership calculated in accordance with Rule 13d-3 of the 1934 Act.

The following table sets forth, as of November 20, 2014, the dollar range of equity securities that are beneficially owned by each of our directors in the Company and in both the Company and Gladstone Investment Corporation in the aggregate. Gladstone Investment Corporation is our affiliate and a business development company that is also externally managed by the Adviser.

Name	Dollar Range of Equity Securities of the Company Owned by Director Nominees(1)(2)	Aggregate Dollar Range of Equity Securities in All Funds Overseen or to be Overseen by Director or Nominee in Family of Investment Companies(1)(2)
Interested Directors:
David Gladstone	Over $100,000	Over $100,000
Terry Lee Brubaker	Over $100,000	Over $100,000
David A.R. Dullum	$10,001-$50,000	Over $100,000

Independent Directors:
Paul W. Adelgren	$50,001-$100,000	$50,001-$100,000
Michela A. English	$10,001-$50,000	$10,001-$50,000
Caren D. Merrick	None	None
John H. Outland	$10,001-$50,000	$10,001-$50,000
Anthony W. Parker	None	$50,001-$100,000
Walter H. Wilkinson, Jr.	None	None

(1)	Ownership is calculated in accordance with Rule 16a-1(a)(2) of the 1934 Act.
(2)	The dollar range of equity securities beneficially owned is calculated by multiplying the closing price of the respective class as reported on The NASDAQ as of November 20, 2014, by the number of shares of the respective class so beneficially owned and aggregated accordingly.

Gladstone Commercial Corporation, our affiliate and a real estate investment trust, is also managed by the Adviser. The following table sets forth certain information regarding the ownership of the common and preferred stock of Gladstone Commercial as of November 20, 2014, by each independent incumbent director and nominee. As of November 20, 2014, none of our independent directors owns any class of stock of Gladstone Commercial Corporation, other than common stock.

Name	Number of Common Shares	Percent of Class of Common Shares	Value of Securities($)(1)
Independent Directors:
Paul W. Adelgren	5,714	*	$100,052
Michela A. English	2,111	*	$36,965
Caren D. Merrick	0	*	$0
John H. Outland	1,731	*	$30,309
Anthony W. Parker	21,875	*	$383,045
Walter H. Wilkinson, Jr.	0	*	$0

*	Less than 1%
(1)	Ownership calculated in accordance with Rule 16a-1(a)(2) of the 1934 Act. The value of securities beneficially owned is calculated by multiplying the closing price of the respective class as reported on The NASDAQ as of November 20, 2014, by the number of shares of the respective class so beneficially owned and aggregated accordingly.

Gladstone Land Corporation, our affiliate and an agricultural real estate company, is also managed by the Adviser. The following table sets forth certain information regarding the ownership of the common stock of Gladstone Land as of November 20, 2014, by each independent incumbent director and nominee.

Name	Number of Common Shares	Percent of Class of Common Shares	Value of Securities($)(1)
Independent Directors:
Paul W. Adelgren	4,867	*	$51,688
Michela A. English	1,030	*	$10,939
Caren D. Merrick	0	*	$0
John H. Outland	1,533	*	$16,280
Anthony W. Parker	4,812	*	$51,113
Walter H. Wilkinson, Jr.	0	*	$0

*	Less than 1%
(1)	Ownership calculated in accordance with Rule 16a-1(a)(2) of the 1934 Act. The value of securities beneficially owned is calculated by multiplying the closing price of the respective class as reported on The NASDAQ Global Market as of November 20, 2014, by the number of shares of the respective class so beneficially owned and aggregated accordingly.

DIVIDEND REINVESTMENT PLAN

Our transfer agency and services agreement with our transfer agent, Computershare Inc., or Computershare, authorizes Computershare to provide a dividend reinvestment plan that allows for reinvestment of our distributions on behalf of our common stockholders upon their election as provided below. As a result, if our Board of Directors authorizes, and we declare, a cash distribution, then our common stockholders who have “opted in” to the dividend reinvestment plan will not receive cash distributions but, instead, such cash distributions will automatically be reinvested in additional shares of our common stock.

Pursuant to the dividend reinvestment plan, if your shares of our common stock are registered in your own name you can have all distributions reinvested in additional shares of our common stock by Computershare, as the plan agent, if you enroll in the dividend reinvestment plan by delivering an enrollment form to the plan agent prior to the corresponding dividend record date, available at www.computershare.com/investor. The plan agent will effect purchases of our common stock under the dividend reinvestment plan in the open market.

If you do not elect to participate in the dividend reinvestment plan, you will receive all distributions in cash paid by check mailed directly to you (or if you hold your shares in street or other nominee name, then to your nominee) as of the relevant record date, by the plan agent, as our dividend disbursing agent. If your shares are held in the name of a broker or nominee, you can transfer the common shares into your own name and then enroll in the dividend reinvestment plan or contact your broker or nominee to determine if they offer a dividend reinvestment plan.

The plan agent serves as agent for the holders of our common stock in administering the dividend reinvestment plan. After we declare a distribution, the plan agent will, as agent for the participants, receive the cash payment and use it to buy common stock on NASDAQ or elsewhere for the participants’ accounts. The price of the common shares will be the weighted average price of all common shares purchased by the plan agent on such trade date or dates.

Participants in the dividend reinvestment plan may withdraw from the dividend reinvestment plan at any time online at www.computershare.com/investor, via telephone or by mailing a request to Computershare or by selling or transferring all applicable common shares. If the plan agent receives a request to withdraw near a dividend record date, the plan agent, in its sole discretion, may either distribute such dividends in cash or reinvest the common shares on behalf of the withdrawing participant. If such distributions are reinvested, the plan agent will process the withdrawal as soon as practicable, but in no event later than five business days after the reinvestment is completed.

The plan agent will maintain each participant’s account in the dividend reinvestment plan and will furnish periodic written confirmations of all transactions in such account, including information needed by the stockholder for personal and tax records. Common stock in the account of each dividend reinvestment plan participant will be held by the plan agent in non-certificated form in the name of such participant; however participants may request that such common shares be certificated in their name. The plan agent will provide proxy materials relating to our stockholders’ meetings that will include those common shares purchased through the plan agent, as well as common shares held pursuant to the dividend reinvestment plan.

We pay the plan agent’s fees for the handling or reinvestment of dividends and other distributions. Each participant in the dividend reinvestment plan pays a pro rata share of brokerage commissions incurred with respect to the plan agent’s open market purchases in connection with the reinvestment of distributions. There are no other charges to participants for reinvesting distributions.

Distributions are taxable whether paid in cash or reinvested in additional common shares, and the reinvestment of distributions pursuant to the dividend reinvestment plan will not relieve participants of any U.S. federal income tax or state income tax that may be payable or required to be withheld on such distributions. For more information regarding taxes that our stockholders may be required to pay, see “Material U.S. Federal Income Tax Considerations.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Regulated Investment Company Status

In order to maintain our qualification for treatment as a RIC under Subchapter M of the Code, we generally must distribute to our stockholders, for each taxable year, at least 90% of our investment company taxable income, which is generally our ordinary income plus the excess of our realized net short-term capital gains over our realized net long-term losses. We refer to this as the annual distribution requirement. We must also meet several additional requirements, including:

•	Business Development Company Status. At all times during each taxable year, we must maintain our status as a business development company;

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Income source requirements. At least 90% of our gross income for each taxable year must be from dividends, interest, payments with respect to securities loans, gains from sales or other dispositions of securities or other income derived with respect to our business of investing in securities, and net income derived from interests in qualified publicly traded partnerships; and

•

Asset diversification requirements. As of the close of each quarter of our taxable year: (1) at least 50% of the value of our assets must consist of cash, cash items, U.S. government securities, the securities of other regulated investment companies and other securities to the extent that (a) we do not hold more than 10% of the outstanding voting securities of an issuer of such other securities and (b) such other securities of any one issuer do not represent more than 5% of our total assets, and (2) no more than 25% of the value of our total assets may be invested in the securities of one issuer (other than U.S. government securities or the securities of other regulated investment companies), or of two or more issuers that are controlled by us and are engaged in the same or similar or related trades or businesses or in the securities of one or more qualified publicly traded partnerships.

Failure to Qualify as a RIC. If we are unable to qualify for treatment as a RIC and we do not qualify for certain relief provisions, we will be subject to tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would we be required to make such distributions. Distributions would be taxable to our stockholders as dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and then as a gain realized from the sale or exchange of property. If we fail to meet the RIC requirements for more than two consecutive years and then seek to re-qualify as a RIC, we would be required to recognize a gain to the extent of any unrealized appreciation on our assets unless we make a special election to pay corporate-level tax on any such unrealized appreciation recognized during the succeeding 10-year period. Absent such special election, any gain we recognized would be deemed distributed to our stockholders as a taxable distribution.

Qualification as a RIC. If we qualify as a RIC and distribute to stockholders each year in a timely manner at least 90% of our investment company taxable income, we will not be subject to federal income tax on the portion of our taxable income and gains we distribute to stockholders. We would, however, be subject to a 4% nondeductible federal excise tax if we do not distribute, actually or on a deemed basis, an amount at least equal to the sum of (1) 98% of our ordinary income for the calendar year, (2) 98.2% of our capital gain net income for the one-year period ending on October 31 of such calendar year and (3) any ordinary income and capital gain net income for preceding years that were not distributed during such years. The excise tax would apply only to the amount by which the required distributions exceed the amount of income we distribute, actually or on a deemed basis, to stockholders. We will be subject to regular corporate income tax, currently at rates up to 35%, on any undistributed income, including both ordinary income and capital gains. We intend to retain some or all of our long-term capital gains, but to designate the retained amount as a deemed distribution. In that case, among other consequences, we will pay tax on the retained amount, each stockholder will be required to include its share of the deemed distribution in income as if it had been actually distributed to the stockholder and the stockholder will be entitled to claim a credit or refund equal to its allocable share of the tax we pay on the retained long-term capital gain. The amount of the deemed distribution net of such tax will be added to the stockholder’s cost basis for its common stock. Since we expect to pay tax on any retained long-term capital gains at our regular corporate capital gain tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual stockholders will be treated as having paid will exceed the tax they owe on the capital gain dividend and such excess may be claimed as a credit or refund against the stockholder’s other tax obligations. A stockholder that is not subject to U.S. federal income tax or tax on long-term capital gains would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. We will also be subject to alternative minimum tax, but any tax preference items would be apportioned between us and our stockholders in the same proportion that distributions, other than capital gain dividends, paid to each stockholder bear to our taxable income determined without regard to the dividends paid deduction.

From time to time, we acquire debt obligations that are issued at a discount, which may include loans we make that are accompanied by warrants, that bear interest at rates that are not either fixed rates or certain qualified variable rates or that are not unconditionally payable at least annually over the life of the obligation. In such cases, we are required to include in taxable income each year a portion of the original issue discount, or OID, that accrues over the life of the obligation. Such OID is included in our investment company taxable income even though we receive no cash corresponding to such discount amount. As a result, we may be required to make additional distributions corresponding to such OID amounts in order to satisfy the annual distribution requirement and to continue to qualify as a RIC and to avoid the imposition of federal income tax and the 4% excise tax. In such case, we may be required to sell temporary investments or other assets to meet the RIC distribution requirements.

Taxation of Our U.S. Stockholders

Distributions. For any period during which we qualify for treatment as a RIC for federal income tax purposes, distributions to our stockholders attributable to our investment company taxable income generally will be taxable as ordinary income to stockholders to the extent of our current or accumulated earnings and profits. We first allocate our earnings and profits to our preferred stockholders and then to our common stockholders based on the priority in our capital structure. Any distributions in excess of our earnings and profits will first be treated as a return of capital to the extent of the stockholder’s adjusted basis in his or her shares of our stock and thereafter as gain from the sale of shares of our stock. Distributions of our long-term capital gains, designated by us as such, will be taxable to stockholders as long-term capital gains regardless of the stockholder’s holding period for its shares of our stock and whether the distributions are paid in cash or invested in additional shares of our stock. Corporate stockholders are generally eligible for the 70% dividends received deduction with respect to ordinary income, but not with respect to capital gain dividends to the extent such amount designated by us does not exceed the dividends received by us from domestic corporations. Any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it were paid by us and received by the stockholders on December 31 of the previous year. In addition, we may elect to relate a dividend back to the prior taxable year if we (1) declare such dividend prior to the 15th day of the 9th month following the close of that taxable year, or any applicable extended due date of our tax return for such prior taxable year (2) make the election in that tax return, and (3) distribute such amount in the 12-month period following the close of the taxable year but not later than our first payment of the same type of dividend following such declaration. Any such election will not alter the general rule that a stockholder will be treated as receiving a dividend in the taxable year in which the dividend is made, subject to the October, November, December rule described above.

In general, the federal income tax rates applicable to our dividends other than dividends designated as capital gain dividends will be the rates applicable to ordinary income (currently up to 39.6%), and not the rates applicable to “qualified dividend income” (currently up to 20%). If we distribute dividends that are attributable to actual dividend income received by us that is eligible to be, and is, designated by us as qualified dividend income, such dividends would be eligible for such lower federal income tax rate. For this purpose, “qualified dividend income” means dividends received by us from United States corporations and qualifying foreign corporations, provided that both we and the stockholder recipient of our dividends satisfy certain holding period and other requirements in respect of our shares (in the case of our stockholder) and the stock of such corporations (in our case). However, we do not anticipate receiving or distributing a significant amount of qualified dividend income.

If a common stockholder participates in our dividend reinvestment plan, any dividends with respect to shares of our stock that are reinvested under the plan will be taxable to the common stockholder to the same extent, and with the same character, as if the stockholder had received the dividend in cash. The stockholder will have an adjusted basis in the additional common shares purchased through the plan equal to the amount of the reinvested dividend. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the stockholder’s account.

Sale of Our Shares. A U.S. stockholder generally will recognize taxable gain or loss if the U.S. stockholder sells or otherwise disposes of his, her or its shares of our stock. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares.

Individual U.S. stockholders are subject to a maximum federal income tax rate of 20% on their net capital gain (i.e., the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year) including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals of 39.6%. Capital losses are subject to limitations on use for both corporate and non-corporate stockholders.

Medicare Tax on Unearned Income. Stockholders that are individuals, estates or trusts and that have taxable income in excess of certain thresholds are required to pay a 3.8% Medicare tax on “net investment income,” which includes, among other things, dividends on, and gains from the sale or other disposition of, shares of our stock. Prospective investors should consult their own tax advisors regarding the impact of this Medicare tax on an investment in our stock.

Backup Withholding. We may be required to withhold federal income tax, or backup withholding, currently at a rate of
28%, from all taxable dividends to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding, or (2) with respect to whom the Internal Revenue Service, or IRS, notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is generally his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s federal income tax liability, provided that proper information is provided to the IRS.

The Foreign Account Tax Compliance Act imposes a federal withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification obligation requirements are satisfied. Under delayed effective dates provided for in the Treasury Regulations and other IRS guidance, such required withholding will not begin until January 1, 2017 with respect to gross proceeds from a sale or other disposition of our stock.

REGULATION AS A BUSINESS DEVELOPMENT COMPANY

We are a closed-end, non-diversified management investment company that has elected to be regulated as a business development company under Section 54 of the 1940 Act. As such, we are subject to regulation under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates, principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities, as defined in the 1940 Act.

We intend to conduct our business so as to retain our status as a business development company. A business development company may use capital provided by public stockholders and from other sources to invest in long-term private investments in businesses. A business development company provides stockholders the ability to retain the liquidity of a publicly traded stock while sharing in the possible benefits, if any, of investing in primarily privately owned companies. In general, a business development company must have been organized and have its principal place of business in the United States and must be operated for the purpose of making certain types of investments in assets described in Sections 55(a)(1)-(3) of the 1940 Act.

Qualifying Assets

Under the 1940 Act, a business development company may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets, other than assets defined in Section 55(a)(7) (“operating assets”), which includes certain interests in furniture, equipment, real estate, or leasehold improvements, represent at least 70% of the company’s total assets, exclusive of operating assets. The types of qualifying assets in which we may invest under the 1940 Act include, but are not limited to, the following:

(1) Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer is an eligible portfolio company. An eligible portfolio company is generally defined in the 1940 Act as any issuer which:

(a) is organized under the laws of, and has its principal place of business in, any state or states in the United States;

(b) is not an investment company (other than a small business investment company wholly owned by the business development company) or otherwise excluded from the definition of investment company; and

(c) satisfies one of the following:

(i) it does not have any class of securities with respect to which a broker or dealer may extend margin credit;

(ii) it is controlled by the business development company, alone or as part of a group, and the business development company in fact exercises a controlling influence over the management or policies of the portfolio company and, as a result of such control, has an affiliated person who is a director of the portfolio company;

(iii) it has total assets of not more than $4 million and capital and surplus of not less than $2 million;

(iv) it does not have any class of securities listed on a national securities exchange; or

(v) it has a class of securities listed on a national securities exchange, with an aggregate market value of outstanding voting and non-voting equity of less than $250 million.

(2) Securities received in exchange for or distributed on or with respect to securities described in (1) above, or pursuant to the exercise of options, warrants or rights relating to such securities.

(3) Cash, cash items, government securities or high quality debt securities maturing in one year or less from the time of investment.

Asset Coverage

Pursuant to Section 61(a)(2) of the 1940 Act, we are permitted, under specified conditions, to issue multiple classes of senior securities representing indebtedness. However, pursuant to Section 18(c) of the 1940 Act, we are permitted to issue only one class of senior securities that is stock. In either case, we may only issue such Senior Securities if such class of Senior Securities, after such issuance, has an asset coverage, as defined in Section 18(h) of the 1940 Act, of at least 200%.

In addition, our ability to pay dividends or distributions (other than dividends payable in our stock) to holders of any class of our capital stock would be restricted if our senior securities representing indebtedness fail to have an asset coverage of at least 200% (measured at the time of declaration of such distribution and accounting for such distribution). The 1940 Act does not apply this limitation to privately arranged debt that is not intended to be publicly distributed, unless this limitation is specifically negotiated by the lender. In addition, our ability to pay dividends or distributions (other than dividends payable in our common stock) to our common stockholders would be restricted if our senior securities that are stock fail to have an asset coverage of at least 200% (measured at the time of declaration of such distribution and accounting for such distribution). If the value of our assets declines, we might be unable to satisfy these asset coverage requirements. To satisfy the 200% asset coverage requirement in the event that we are seeking to pay a distribution, we might either have to (i) liquidate a portion of our loan portfolio to repay a portion of our indebtedness or (ii) issue common stock. This may occur at a time when a sale of a portfolio asset may be disadvantageous, or when we have limited access to capital markets on agreeable terms. In addition, any amounts that we use to service our indebtedness or for offering expenses will not be available for distributions to our stockholders. If we are unable to regain asset coverage through these methods, we may be forced to suspend the payment of such distributions.

Significant Managerial Assistance

A business development company generally must make available significant managerial assistance to issuers of its portfolio securities that the business development company counts as a qualifying asset for the 70% test described above. Making available significant managerial assistance means, among other things, any arrangement whereby the business development company, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company. Significant managerial assistance also may include the exercise of a controlling influence over the management and policies of the portfolio company. However, with respect to certain, but not all such securities, where the business development company purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance, or the business development company may exercise such control jointly.

Investment Policies

We seek to achieve a high level of current income and capital gains through investments in debt securities and preferred and common stock that we acquired in connection with buyout and other recapitalizations. The following investment policies may not be changed without the approval of our Board of Directors:

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We will at all times conduct our business so as to retain our status as a business development company. In order to retain that status we must continue to meet the definition of business development company contained in the 1940 Act, which requires us, among other things, to be operated for the purpose of investing in certain categories of qualifying assets. In addition, we may not acquire any assets (other than operating assets or qualifying assets) if, after giving effect to such acquisition, the value of our “qualifying assets,” less our operating assets, is less than 70% of the value of our total assets (excluding our operating assets). We anticipate that the securities we seek to acquire, as well as temporary investments, will generally be qualifying assets.

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We will at all times endeavor to conduct our business so as to retain our status as a regulated investment company under the Code. In order to do so, we must meet income source, asset diversification and annual distribution requirements. We may issue senior securities, such as debt or preferred stock, to the extent permitted by the 1940 Act for the purpose of making investments, to fund share repurchases, or for temporary emergency or other purposes.

With the exception of our policy to conduct our business as a business development company, these policies are not fundamental and may be changed without stockholder approval.

Co-Investment Order

On July 26, 2012, the Securities and Exchange Commission granted us exemptive order that permits us to co-invest with Gladstone Investment and any future BDC or closed-end management investment company that is advised by the Adviser, (or sub-advised by the Adviser if it also controls the fund), or any combination of the foregoing, subject to the conditions contained therein.

DESCRIPTION OF OUR SECURITIES

Our authorized capital stock consists of 50,000,000 shares of capital stock, $0.001 par value per share, 46,000,000 of which are currently designated as common stock and 4,000,000 of which are currently designated as preferred stock. The following summary description of our capital stock is not necessarily complete and is subject to, and qualified in its entirety by, our articles of incorporation. Please review our articles of incorporation for a more detailed description of the provisions summarized below.

Common Stock

As of the date hereof, we have 21,000,160 shares of common stock outstanding. All shares of our common stock have equal rights as to earnings, assets, dividends and voting privileges and, when issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of funds legally available. Shares of our common stock have no preemptive, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws. In the event of our liquidation, dissolution or winding up, each share of our common stock is entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any is outstanding at the time. Each share of our common stock is entitled to one vote and does not have cumulative voting rights, which means that, subject to the rights of the holders of Series 2021 Term Preferred Stock to vote in the election of directors, as described below, holders of a majority of such shares, if they so choose, could elect all of the directors, and holders of less than a majority of such shares would, in that case, be unable to elect any director. Our common stock is listed on the NASDAQ under the ticker symbol “GLAD.”

Preferred Stock

Our articles of incorporation give the Board of Directors the authority, without further action by stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, and liquidation preference, any or all of which may be greater than the rights of the common stock. Thus, the Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation, and could also decrease the market price of our common stock.

You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other Senior Securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. If we offer preferred stock under this prospectus, we will issue an appropriate prospectus supplement. You should read that prospectus supplement for a description of the preferred stock, including, but not limited to, whether there will be an arrearage in the payment of dividends or sinking fund installments, if any, restrictions with respect to the declaration of dividends, requirements in connection with the maintenance of any ratio or assets, or creation or maintenance of reserves, or provisions for permitting or restricting the issuance of additional securities.

Series 2021 Term Preferred Stock

Of the 4,000,000 shares of our capital stock designated as preferred stock, 2,440,000 of such shares are designated as 6.75% Series 2021 Term Preferred Shares, which we refer to as our Series 2021 Term Preferred Stock. As of the date hereof, we have 2,440,000 shares of Series 2021 Term Preferred Stock outstanding. Our Series 2021 Term Preferred Stock is listed on the NASDAQ under the symbol “GLADO.”

The following is a summary of the material terms of our Series 2021 Term Preferred Stock. The following summary is qualified in its entirety by reference to the Articles Supplementary Establishing and Fixing the Rights and Preferences of our Series 2021 Term Preferred Shares, including Appendix A thereto relating to the our Series 2021 Term Preferred Stock, which are filed as an exhibit to the registration statement of which this prospectus is a part:

Dividend Rights

The holders of our Series 2021 Term Preferred Stock are entitled to monthly dividends in the amount of 6.75% per annum on the stated liquidation preference of our Series 2021 Term Preferred Stock, or $0.140625 per share, and we are prohibited from issuing dividends or making distributions to the holders of our common stock while any shares of our Series 2021 Term Preferred Stock are outstanding, unless all accrued and unpaid dividends on our Series 2021 Term Preferred Stock are paid in their entirety. In the event that we fail to pay dividends on our Series 2021 Term Preferred Stock when required, the dividend rate on our Series 2021 Term Preferred Stock will increase to 10.75% per annum until such default is cured.

Voting Rights

The holders of our Series 2021 Term Preferred Stock are entitled to one vote per share and do not have cumulative voting. The holders of our Series 2021 Term Preferred Stock generally vote together with the holders of our common stock, except that the holders of our Series 2021 Term Preferred Stock have the right to elect two of our directors. Furthermore, during any period that we owe accumulated dividends, whether or not earned or declared, on our Series 2021 Term Preferred Shares equal to at least two full years of dividends, the holders of our Series 2021 Term Preferred Stock will have the right to elect a majority of our Board of Directors. In addition, the holders of our Series 2021 Term Preferred Stock have voting rights with regard to certain corporate actions, including certain amendments to our charter and certain actions relating to our election to be treated as a BDC, as set forth in the articles supplementary relating to our Series 2021 Term Preferred Stock.

Liquidation Rights

Our Series 2021 Term Preferred Stock has a liquidation preference over our common stock equal to $25 per share, plus all accrued but unpaid dividends in the event of a dissolution, liquidation or winding up of our affairs.

Redemption

Our Series 2021 Term Preferred Stock has a mandatory term redemption date of June 30, 2021, however, if we fail to maintain asset coverage as required by the 1940 Act, of at least 200%, we will be required to redeem a portion of our Series 2021 Term Preferred Stock to enable us to meet the required asset coverage. We are further required to redeem our 2021 Term Preferred Shares in the event of a change in control. We also have the option to redeem such shares at any time on or after June 30, 2017, at our sole option at a redemption price per share equal to the sum of the $25 liquidation preference per share plus an amount equal to accumulated but unpaid dividends, if any. As of the date hereof we have not exercised our option to redeem any shares. In the event that we fail to redeem our Series 2021 Term Preferred Stock when due, the dividend rate will increase to 10.75% per annum until such shares are redeemed.

Subscription Rights

General

We may issue subscription rights to our stockholders to purchase common stock or preferred stock. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with any subscription rights offering to our stockholders, we may enter into a standby underwriting arrangement with one or more underwriters pursuant to which such underwriters would purchase any offered securities remaining unsubscribed after such subscription rights offering to the extent permissible under applicable law. In connection with a subscription rights offering to our stockholders, we would distribute certificates evidencing the subscription rights and a prospectus supplement to our stockholders on the record date that we set for receiving subscription rights in such subscription rights offering.

The applicable prospectus supplement would describe the following terms of subscription rights in respect of which this prospectus is being delivered:

•	the period of time the offering would remain open (which in no event would be less than fifteen business days);

•	the title of such subscription rights;

•	the exercise price for such subscription rights;

•	the ratio of the offering (which in no event would exceed one new share of common stock for each three rights held);

•	the number of such subscription rights issued to each stockholder;

•	the extent to which such subscription rights are transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the issuance or exercise of such subscription rights;

•	the date on which the right to exercise such subscription rights shall commence, and the date on which such rights shall expire (subject to any extension);

•	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities;

•	if applicable, the material terms of any standby underwriting or other purchase arrangement that we may enter into in connection with the subscription rights offering; and

•	any other terms of such subscription rights, including terms, procedures and limitations relating to the exchange and exercise of such subscription rights.

Exercise of Subscription Rights

Each subscription right would entitle the holder of the subscription right to purchase for cash such amount of shares of common stock, or preferred stock, at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights would become void.

Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement we will forward, as soon as practicable, the shares of common stock, or preferred stock, purchasable upon such exercise. We may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as set forth in the applicable prospectus supplement.

Warrants

The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

We may issue warrants to purchase shares of our common stock. Such warrants may be issued independently or together with shares of common stock or other equity or debt securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

•

the number of shares of common stock purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which these shares may be purchased upon such exercise;

•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	the terms of the securities issuable upon exercise of the warrants;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Prior to exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

Under the 1940 Act, we may generally only offer warrants (except for warrants expiring not later than 120 days after issuance and issued exclusively and ratably to a class of our security holders) on the condition that (1) the warrants expire by their terms within ten years; (2) the exercise or conversion price is not less than the current market value of the securities underlying the warrants at the date of issuance; (3) our stockholders authorize the proposal to issue such warrants (our stockholders approved such a proposal to issue long-term rights, including warrants, in connection with our 2008 annual meeting of stockholders) and a “required” majority of our Board of Directors approves such issuance on the basis that the issuance is in the best interests of Gladstone Capital and our stockholders; and (4) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. A “required” majority of our Board of Directors is a vote of both a majority of our directors who have no financial interest in the transaction and a majority of the directors who are not interested persons of the company. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants, options and subscription rights at the time of issuance may not exceed 25% of our outstanding voting securities.

Debt Securities

Any debt securities that we issue may be senior or subordinated in priority of payment. If we offer debt securities under this prospectus, we will provide a prospectus supplement that describes the ranking, whether senior or subordinated, the specific designation, the aggregate principal amount, the purchase price, the maturity, the redemption terms, the interest rate or manner of calculating the interest rate, the time of payment of interest, if any, the terms for any conversion or exchange, including the terms relating to the adjustment of any conversion or exchange mechanism, the listing, if any, on a securities exchange, the name and address of the trustee and any other specific terms of the debt securities.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR

ARTICLES OF INCORPORATION AND BYLAWS

Our articles of incorporation and bylaws and the Maryland General Corporation Law contain certain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms. The description set forth below is intended as a summary only and is qualified in its entirety by reference to our articles of incorporation and bylaws, as amended, which are filed as exhibits to the registration statement of which this prospectus is a part.

Classified Board of Directors

In accordance with our bylaws, our Board of Directors is divided into three classes of directors serving staggered three-year terms, one class has two directors, one class has three directors and one class has four directors. A classified board may render more difficult a change in control of us or removal of our incumbent management. We believe, however, that the longer time required to elect a majority of a classified board of directors will help to ensure continuity and stability of our management and policies.

Our classified board could have the effect of making the replacement of incumbent directors more time consuming and difficult. Because our directors may only be removed for cause, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our Board of Directors. Thus, our classified board could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us or another transaction that might involve a premium price for our common stock that might be in the best interest of our stockholders.

Number of Directors; Removal; Vacancies

Our articles of incorporation provide that the number of directors will be determined pursuant to our bylaws and our bylaws provide that a majority of our entire Board of Directors may at any time increase or decrease the number of directors. In addition, our bylaws provide that the number of directors shall not be increased by 50% or more in any 12-month period without the approval of at least 66 2/3% of the members of our Board of Directors then in office. Our bylaws provide that any vacancies may be filled only by the vote of a majority of the remaining directors, even if less than a quorum, and the directors so appointed shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until their successors are elected and qualified.

Under the Maryland General Corporation Law and pursuant to our election in our bylaws to be subject to the provisions of Subtitle 8 of Title 3 of the Maryland General Corporation Law, our directors may only be removed for cause and only by the affirmative vote of at least two-thirds of all the votes entitled to be cast by our stockholders generally in the election of directors. This provision, when coupled with the exclusive power of our Board of Directors to fill vacancies on our Board of Directors, precludes stockholders from removing incumbent directors except for cause and upon a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual or special meeting of our stockholders, which we refer to as the stockholder notice procedure.

The stockholder notice procedure provides that with respect to an annual meeting of stockholders, nominations of individuals for election to our Board of Directors and the proposal of business to be considered by our stockholders at an annual meeting may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who was a stockholder of record at the time of giving of notice, who is entitled to vote at the meeting on the election of the individual so nominated or on such other business and who has complied with the advance notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and the nominee or business proposal, as applicable. With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of our board of directors or (2) by a stockholder who was a stockholder of record at the time of giving of notice, who is entitled to vote at the meeting and who has complied with the advance notice provisions set forth in our bylaws, including a requirement to provide certain information about the stockholder and the nominee.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of the other proposed business and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Authority to Issue Preferred Stock without Stockholder Approval

Our articles of incorporation permit our Board of Directors to issue up to 50,000,000 shares of capital stock. Our Board of Directors may classify or reclassify any unissued common stock or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our Board of Directors could authorize the issuance of preferred stock with terms and conditions that could have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock.

Amendment of Articles of Incorporation and Bylaws

Our articles of incorporation may be amended, altered, changed or repealed, subject to the terms of any class or series of preferred stock, only if advised by our Board of Directors and approved by our stockholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter.

Our articles of incorporation also provide that the bylaws may be adopted, amended, altered, changed or repealed by our Board of Directors. Any action taken by our stockholders with respect to adopting, amending, altering, changing or repealing our bylaws may be taken only by the affirmative vote of the holders of at least 75% of our capital stock, voting together as a single class.

These provisions are intended to make it more difficult for stockholders to circumvent certain other provisions contained in our articles of incorporation and bylaws, such as those that provide for the classification of our Board of Directors. These provisions, however, also will make it more difficult for stockholders to amend the articles of incorporation or bylaws without the approval of the Board of Directors, even if a majority of the stockholders deems such amendment to be in the best interests of all stockholders.

Indemnification and Limitation of Liability of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.
The Maryland General Corporation Law requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or on our behalf in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•

a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our bylaws permit us to advance expenses so long as, in addition to the requirements above, we obtain security for the advance from the director or officer, we obtain insurance against losses arising by reason of lawful advances or we determine that there is reason to believe that the director or officer will be found entitled to indemnification.

Subject to the Investment Company Act of 1940, as amended (the “1940 Act”), or any valid rule, regulation or order of the Securities and Exchange Commission (“SEC”) thereunder, our charter obligates us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any director or officer, whether serving our company or at our request any other entity. Our charter also permits us to indemnify and advance expenses to any employee or agent of our company to the extent authorized by our board of directors or the bylaws and permitted by law.

Our bylaws obligate us, to the maximum extent required by Maryland law or the charter, to indemnify any person who was or is a party or is threatened to be made a party to any threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, manager, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Our bylaws also obligate us, to the maximum extent permitted by Maryland law, to indemnify the foregoing persons if our board of directors determines that such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of our company, and, in the case of any criminal action or proceeding, that such person had no reasonable cause to believe that such person’s conduct was unlawful.

These provisions on indemnification and limitation of liability are subject to the limitations of the 1940 Act that prohibit us from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

SHARE REPURCHASES

Shares of closed-end investment companies frequently trade at discounts to net asset value. We cannot predict whether our shares will trade above, at or below net asset value. The market price of our common stock is determined by, among other things, the supply and demand for our shares, our investment performance and investor perception of our overall attractiveness as an investment as compared with alternative investments. Our Board of Directors has authorized our officers, in their discretion and subject to compliance with the 1940 Act and other applicable law, to purchase on the open market or in privately negotiated transactions, outstanding shares of our common stock in the event that our shares trade at a discount to net asset value. We cannot assure you that we will ever conduct any open market purchases and if we do conduct open market purchases, we may terminate them at any time.

In addition, if our shares publicly trade for a substantial period of time at a substantial discount to our then current net asset value per share, our Board of Directors will consider authorizing periodic repurchases of our shares or other actions designed to eliminate the discount. Our Board of Directors would consider all relevant factors in determining whether to take any such actions, including the effect of such actions on our status as a RIC under the Code and the availability of cash to finance these repurchases in view of the restrictions on our ability to borrow. We cannot assure you that any share repurchases will be made or that if made, they will reduce or eliminate market discount. Should we make any such repurchases in the future, we expect that we would make them at prices at or below the then current net asset value per share. Any such repurchase would cause our total assets to decrease, which may have the effect of increasing our expense ratio. We may borrow money to finance the repurchase of shares subject to the limitations described in this prospectus. Any interest on such borrowing for this purpose would reduce our net income.

PLAN OF DISTRIBUTION

We may sell the Securities through underwriters or dealers, directly to one or more purchasers, including existing stockholders in a rights offering, or through agents or through a combination of any such methods of sale. In the case of a rights offering, the applicable prospectus supplement will set forth the number of shares of our common stock issuable upon the exercise of each right and the other terms of such rights offering. Any underwriter or agent involved in the offer and sale of the Securities will also be named in the applicable prospectus supplement.

The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that in the case of our common stock, the offering price per share less any underwriting commissions or discounts must equal or exceed the net asset value per share of our common stock except (i) in connection with a rights offering to our existing stockholders, (ii) with the consent of the majority of our common stockholders, or (iii) under such other circumstances as the SEC may permit.

In connection with the sale of the Securities, underwriters or agents may receive compensation from us or from purchasers of the Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the Securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement. The maximum commission or discount to be received by any Financial Industry Regulatory Authority, or FINRA, member or independent broker-dealer will not exceed 10%.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell Securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Any of our common stock sold pursuant to a prospectus supplement will be listed on the NASDAQ, or another exchange on which our common stock is traded.

Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our securities are held under a custodian agreement with The Bank of New York Mellon Corp. The address of the custodian is: 500 Ross Street, Suite 625, Pittsburgh, PA 15262. Our assets are held under bank custodianship in compliance with the 1940 Act. Securities held through our wholly-owned subsidiary, Business Loan, are held under a custodian agreement with The Bank of New York Mellon Corp., which acts as collateral custodian pursuant to Business Loan’s credit facility with Key Equipment Finance Inc. (effective January 1, 2014, now known as Key Equipment Finance, a division of KeyBank National Association) and certain other parties. The address of the collateral custodian is 500 Ross Street, Suite 625, Pittsburgh, PA 15262. Computershare Inc. acts as our transfer and dividend paying agent and registrar. The principal business address of Computershare Inc. is 250 Royall Street, Canton, MA 02021, telephone number 800-522-6645. Computershare Inc. also maintains an internet website at www.computershare.com.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use securities brokers or dealers in the normal course of our business. Subject to policies established by our Board of Directors, the Adviser will be primarily responsible for the execution of transactions involving publicly traded securities and the allocation of brokerage commissions in respect thereof, if any. In the event that the Adviser executes such transactions, we do not expect the Adviser to execute transactions through any particular broker or dealer, but we would expect the Adviser to seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While we expect that the Adviser generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, the Adviser may select a broker based partly upon brokerage or research services provided to us, the Adviser and any of its other clients. In return for such services, we may pay a higher commission than other brokers would charge if the Adviser determines in good faith that such commission is reasonable in relation to the value of the brokerage and research services provided by such broker or dealer viewed in terms either of the particular transaction or the Adviser’s overall responsibilities with respect to all of the Adviser’s clients.

PROXY VOTING POLICIES AND PROCEDURES

We have delegated our proxy voting responsibility to the Adviser. The proxy voting policies and procedures of the Adviser are set out below. The guidelines are reviewed periodically by the Adviser and our directors who are not “interested persons,” and, accordingly, are subject to change.

Introduction

As an investment adviser registered under the Advisers Act, the Adviser has a fiduciary duty to act solely in our best interests. As part of this duty, the Adviser recognizes that it must vote our securities in a timely manner free of conflicts of interest and in our best interests.

The Adviser’s policies and procedures for voting proxies for its investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

The Adviser votes proxies relating to our portfolio securities in what it perceives to be the best interest of our stockholders. The Adviser reviews on a case-by-case basis each proposal submitted to a stockholder vote to determine its effect on the portfolio securities we hold. In most cases the Adviser will vote in favor of proposals that the Adviser believes are likely to increase the value of the portfolio securities we hold. Although the Adviser will generally vote against proposals that may have a negative effect on our portfolio securities, the Adviser may vote for such a proposal if there exist compelling long-term reasons to do so.

Our proxy voting decisions are made by the Adviser’s portfolio managers. To ensure that the Adviser’s vote is not the product of a conflict of interest, the Adviser requires that (1) anyone involved in the decision-making process disclose to the Adviser’s investment committee any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (2) employees involved in the decision-making process or vote administration are prohibited from revealing how the Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties. Where conflicts of interest may be present, the Adviser will disclose such conflicts to us, including our independent directors and may request guidance from us on how to vote such proxies.

Proxy Voting Records

You may obtain information without charge about how the Adviser voted proxies by making a written request for proxy voting information to:

Michael LiCalsi, Internal Counsel and Secretary

c/o Gladstone Capital Corporation

1521 Westbranch Dr., Suite 100

McLean, VA 22102

LEGAL MATTERS

Certain legal matters will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Venable LLP, Baltimore, Maryland, will pass upon the legality of certain of the securities offered by us and certain other matters of Maryland law. Certain legal matters will be passed upon for the underwriters, if any, by the counsel named in the accompanying prospectus supplement.

EXPERTS

The financial statements as of September 30, 2014 and September 30, 2013 and for each of the three years in the period ended September 30, 2014 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in the Management’s Annual Report on Internal Control over Financial Reporting) as of September 30, 2014 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP’s business address is 1800 Tysons Blvd., McLean, VA 22102.

The financial statements of Defiance Integrated Technologies, Inc. as of and for the years ended December 31, 2013, 2012 and 2011, included in this Prospectus have been so included in reliance on the report of Crowe Harwath LLP, independent auditors given on the authority of said firm as experts in auditing and accounting.

The financial statements of Midwest Metal Distribution, Inc. as of and for the years ended December 31, 2013 and 2012, included in this Prospectus have been so included in reliance on the report of SS&G, Inc., independent auditors, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of RBC Acquisition Corp. and Subsidiary as of and for the year ended September 30, 2014, included in this Prospectus have been so included in reliance on the report of RubinBrown LLP, independent auditors, given on the authority of said firm as expert in auditing and accounting.

GLADSTONE CAPITAL CORPORATION

Ma nagement’s Annual Report on Internal Control over Financial Reporting

To the Stockholders and Board of Directors of Gladstone Capital Corporation:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and include those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and the dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of September 30, 2014, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (1992). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of September 30, 2014.

The effectiveness of the Company’s internal control over financial reporting as of September 30, 2014 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

November 12, 2014

Repor t of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Gladstone Capital Corporation:

In our opinion, the accompanying consolidated statements of assets and liabilities, including the consolidated schedules of investments, and the related consolidated statements of operations, of changes in net assets, and of cash flows present fairly, in all material respects, the financial position of Gladstone Capital Corporation and its subsidiaries (the “Company”) at September 30, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2014 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. Our procedures included confirmation of securities at September 30, 2014 and 2013, by correspondence with the custodian, and where replies were not received, we performed alternative auditing procedures. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

McLean, VA

November 12, 2014

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	September 30,
	2014	2013
ASSETS
Investments at fair value:
Non-Control/Non-Affiliate investments (Cost of $225,845 and $218,713, respectively)	$198,926	$181,870
Affiliate investments (Cost of $61,281 and $9,440, respectively)	57,006	10,787
Control investments (Cost of $62,159 and $104,113, respectively)	25,354	64,221

Total investments at fair value (Cost of $349,285 and $332,266, respectively)	281,286	256,878
Cash and cash equivalents	6,314	13,900
Restricted cash and cash equivalents	675	1,176
Interest receivable	2,767	2,488
Due from custodian	6,022	16,473
Deferred financing fees	3,340	3,086
Other assets	1,025	1,090

TOTAL ASSETS	$301,429	$295,091

LIABILITIES
Borrowings at fair value (Cost of $36,700 and $46,900, respectively)	$38,013	$47,102
Mandatorily redeemable preferred stock, $0.001 par value per share, $25 liquidation preference per share; 4,000,000 shares authorized and 2,440,000 and 1,539,882 shares issued and outstanding at September 30, 2014 and 2013, respectively	61,000	38,497
Accounts payable and accrued expenses	462	494
Interest payable	146	170
Fees due to Adviser(A)	875	1,706
Fee due to Administrator(A)	218	126
Other liabilities	1,055	1,004

TOTAL LIABILITIES	$101,769	$89,099

Commitments and contingencies(B)
NET ASSETS
Common stock, $0.001 par value, 46,000,000 shares authorized and 21,000,160 shares issued and outstanding	$21	$21
Capital in excess of par value(C)	307,348	322,936
Notes receivable from employees(A)	(100)	(175)
Cumulative net unrealized depreciation of investments	(67,999)	(75,388)
Cumulative net unrealized appreciation of other	(1,374)	(260)
Overdistributed net investment income(C)	(1,928)	(100)
Accumulated net realized losses	(36,308)	(41,042)

TOTAL NET ASSETS	$199,660	$205,992

NET ASSET VALUE PER COMMON SHARE AT END OF YEAR	$9.51	$9.81

(A)	Refer to Note 4—Related Party Transactions for additional information.
(B)	Refer to Note 11—Commitments and Contingencies for additional information.
(C)	Refer to Note 9—Distributions to Common Stockholders for additional information.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Year ended September 30,
	2014	2013	2012
INVESTMENT INCOME
Interest income
Non-Control/Non-Affiliate investments	$25,117	$27,704	$31,745
Affiliate investments	3,721	216	—
Control investments	3,317	5,481	4,072
Other	15	132	260

Total interest income	32,170	33,533	36,077
Other income
Non-Control/Non-Affiliate investments	1,885	2,621	4,245
Affiliate investments	701	—	—
Control investments	1,829	—	—

Total other income	4,415	2,621	4,245

Total investment income	36,585	36,154	40,322

EXPENSES
Base management fee(A)	5,864	5,622	6,165
Loan servicing fee(A)	3,503	3,656	3,604
Incentive fee(A)	4,297	4,343	4,691
Administration fee(A)	853	647	753
Interest expense on borrowings	2,628	3,182	4,374
Dividend expense on mandatorily redeemable preferred stock	3,338	2,744	2,491
Amortization of deferred financing fees	1,247	1,211	1,243
Professional fees	993	514	1,218
Other general and administrative expenses	1,091	1,026	1,391

Expenses before credits from Adviser	23,814	22,945	25,930
Credit to base management fee - loan servicing fee(A)	(3,503)	(3,656)	(3,604)
Credit to fees from Adviser - other(A)	(2,094)	(1,521)	(1,048)

Total expenses net of credits	18,217	17,768	21,278

NET INVESTMENT INCOME	18,368	18,386	19,044

NET REALIZED AND UNREALIZED (LOSS) GAIN
Net realized (loss) gain:
Non-Control/Non-Affiliate investments	(1,431)	(439)	(8,054)
Control investments	(10,732)	(5,314)	(4,944)
Escrows	50	522	179
Extinguishment of debt	(1,297)	—	—

Total net realized loss	(13,410)	(5,231)	(12,819)
Net unrealized appreciation (depreciation):
Non-Control/Non-Affiliate investments	9,925	(7,125)	(1,414)
Control investments	6,304	22,414	(10,790)
Affiliate investments	(8,840)	384	1,010
Other	(1,114)	3,391	(3,039)

Total unrealized appreciation (depreciation)	6,275	19,064	(14,233)

Net realized and unrealized (loss) gain	(7,135)	13,833	(27,052)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$11,233	$32,219	$(8,008)

BASIC AND DILUTED PER COMMON SHARE:
Net investment income	$0.87	$0.88	$0.91

Net increase (decrease) in net assets resulting from operations	$0.53	$1.53	$(0.38)

Distributions declared and paid per share	$0.84	$0.84	$0.84

WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING: Basic and Diluted	21,000,160	21,000,160	21,011,123

(A)	Refer to Note 4—Related Party Transactions for additional information.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(DOLLAR AMOUNTS IN THOUSANDS)

	Year ended September 30,
	2014	2013	2012
OPERATIONS
Net investment income	$18,368	$18,386	$19,044
Net realized loss on investments and escrows	(12,113)	(5,231)	(12,819)
Realized loss on extinguishment of debt	(1,297)	—	—
Net unrealized appreciation (depreciation) of investments	7,389	15,673	(11,194)
Net unrealized (appreciation) depreciation of other	(1,114)	3,391	(3,039)

Net increase (decrease) in net assets from operations	11,233	32,219	(8,008)

DISTRIBUTIONS
Distributions to common stockholders from net investment income	(2,430)	(16,309)	(16,189)
Return of capital to common stockholders	(15,210)	(1,331)	(1,461)

Net decrease in net assets from distributions	(17,640)	(17,640)	(17,650)

CAPITAL TRANSACTIONS
Repayment of principal on employee notes(A)	75	2,849	833
Stock redemption for repayment of principal on employee notes(A)	—	—	(332)

Net increase in net assets from capital transactions	75	2,849	501

NET (DECREASE) INCREASE IN NET ASSETS	(6,332)	17,428	(25,157)
NET ASSETS, BEGINNING OF YEAR	205,992	188,564	213,721

NET ASSETS, END OF YEAR	$199,660	$205,992	$188,564

(A)	Refer to Note 4—Related Party Transactions for additional information.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLAR AMOUNTS IN THOUSANDS)

	Year ended September 30,
	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net increase (decrease) in net assets resulting from operations	$11,233	$32,219	$(8,008)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by operating activities:

Purchase of investments	(102,045)	(90,157)	(68,941)
Principal repayments on investments	67,860	110,491	67,370
Net proceeds from sale of investments	4,700	6,557	6,487
Increase in investment balance due to paid-in-kind interest	(288)	(234)	—
Net change in premiums, discounts and amortization	(126)	345	(121)
Interest payments received on non-accrual loans	717	—	—
Net realized loss on investments	12,163	5,753	12,998
Net unrealized (appreciation) depreciation of investments	(7,389)	(15,673)	11,194
Realized loss on extinguishment of debt	1,297	—	—
Net unrealized appreciation (depreciation) of other	1,114	(3,391)	3,039
Decrease (increase) in restricted cash and cash equivalents	501	(371)	(534)
(Increase) decrease in interest receivable	(279)	208	370
Decrease (increase) in funds due from custodian	10,451	(14,296)	370
Amortization of deferred financing fees	1,247	1,211	1,243
Decrease (increase) in other assets	61	(136)	732
(Decrease) increase in accounts payable and accrued expenses	(32)	19	(38)
Decrease in interest payable	(24)	(15)	(104)
(Decrease) increase in fees due to Adviser(A)	(831)	(124)	70
Increase (decrease) in fee due to Administrator(A)	92	(48)	(20)
Increase (decrease) in other liabilities	51	(222)	91

Net cash provided by operating activities	473	32,136	26,198

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	108,800	84,800	74,900
Repayments on borrowings	(119,000)	(96,700)	(115,500)
Proceeds from issuance of mandatorily redeemable preferred stock	61,000	—	38,497
Redemption of previously issued mandatorily redeemable preferred stock	(38,497)	—	—
Purchase of derivative	—	(62)	—
Payment of deferred financing fees	(2,797)	(1,340)	(3,550)
Distributions paid to common stockholders	(17,640)	(17,640)	(17,650)
Receipt of principal on employee notes(A)	75	2,849	501

Net cash used in financing activities	(8,059)	(28,093)	(22,802)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(7,586)	4,043	3,396
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,900	9,857	6,461

CASH AND CASH EQUIVALENTS, END OF YEAR	$6,314	$13,900	$9,857

CASH PAID DURING YEAR FOR INTEREST	$2,650	$3,230	$4,477
CASH PAID DURING YEAR FOR DIVIDENDS ON MANDATORILY REDEEMABLE PREFERRED STOCK	3,338	2,744	2,491
NON-CASH FINANCING ACTIVITIES
Stock redemption for repayment of principal on employee notes(A)	—	—	(332)

(A)	Refer to Note 4—Related Party Transactions for additional information.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2014

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS(P):
Non-syndicated investments:
AG Transportation Holdings, LLC	Cargo transport	Senior Subordinated Term Debt (13.3%, Due 3/2018)(D)	$13,000	$12,899	$12,838
		Member Profit Participation (18.0% ownership)(F) (H)		1,000	—
		Profit Participation Warrants (7.0% ownership)(F) (H)		244	—

				14,143	12,838

Allison Publications, LLC	Printing and publishing	Line of Credit, $0 available (8.3%, Due 9/2016)(D)	600	600	598
		Senior Term Debt (8.3%, Due 9/2018)(D)	2,875	2,875	2,864
		Senior Term Debt (13.0%, Due 9/2018)(C) (D)	5,400	5,400	5,380

				8,875	8,842

Alloy Die Casting Co.	Diversified/conglomerate manufacturing	Senior Term Debt (13.5%, Due 10/2018)(D)	5,235	5,235	5,228
		Preferred Stock (1,742 units)(F) (H)		1,742	1,122
		Common Stock (270 units)(F) (H)		18	—

				6,995	6,350

Behrens Manufacturing, LLC	Diversified/conglomerate manufacturing	Senior Term Debt (13.0%, Due 12/2018)(D)	4,275	4,275	4,280
		Preferred Stock (1,253 shares)(F) (H) (M)		1,253	1,150

				5,528	5,430

Chinese Yellow Pages Company	Printing and publishing	Line of Credit, $0 available (7.3%, Due 2/2015)(D)	108	108	95

Francis Drilling Fluids, Ltd.	Oil and gas	Senior Subordinated Term Debt (12.4%, Due 11/2017)(D)	15,000	15,000	14,550
		Senior Subordinated Term Debt (11.3%, Due 11/2017)(J)	7,000	7,000	7,000
		Preferred Equity Units (999 units)(F) (H)		983	1,081
		Common Equity Units (999 units)(F) H)		1	206

				22,984	22,837

Funko, LLC	Personal and non-durable consumer products	Senior Subordinated Term Debt (12.0% and 1.5% PIK, Due 5/2019)(D)	7,645	7,645	7,817
		Preferred Equity Units (1,305 units)(F) (H)		1,305	5,691

				8,950	13,508

GFRC Holdings, LLC	Buildings and real estate	Line of Credit, $130 available (10.5%, Due 12/2014)(D)	270	270	149
		Senior Term Debt (10.5%, Due 6/2016)(D)	4,924	4,924	2,708
		Senior Subordinated Term Debt (13.0%, Due 6/2016)(D)	6,598	6,598	3,761

				11,792	6,618

Heartland Communications Group	Broadcasting and entertainment	Line of Credit, $0 available (5.0%, Due 9/2014)(D) (G) (I)	100	97	65
		Line of Credit, $0 available (10.0%, Due 9/2014)(D) (G) (I)	100	93	65
		Senior Term Debt (5.0%, Due 9/2014)(D) (G) (I)	4,342	4,196	809
		Common Stock Warrants (8.8% ownership)(F) (H)		66	—

				4,452	939

J.America, Inc.	Personal and non-durable consumer products	Senior Subordinated Term Debt (10.4%, Due 12/2019)(D)(G)	7,500	7,500	7,350
		Senior Subordinated Term Debt (11.5%, Due 12/2019)(D)(G)	9,500	9,500	9,298

				17,000	16,648

Leeds Novamark Capital I, L.P.	Private equity fund – healthcare, education and childcare	Limited Partnership Interest (3.5% ownership, $2,827 uncalled capital commitment)(H) (O)		173	36

Legend Communications of Wyoming, LLC	Broadcasting and entertainment	Senior Term Debt (12.0%, Due 1/2014)(D)	6,699	6,699	3,757

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

SEPTEMBER 30, 2014

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS(P) (Continued):

Meridian Rack & Pinion, Inc.	Automobile	Senior Term Debt (13.5%, Due 12/2018)(D)	$4,140	$4,140	$4,135
		Convertible Preferred Stock (1,449 shares)(F) (H)		1,449	1,549

				5,589	5,684

North American Aircraft Services, LLC	Aerospace and defense	Senior Subordinated Term Debt (12.5%, Due 8/2016)(F) (L)	2,115	2,115	2,115
		Success Fee on Senior Subordinated Term Debt(F) (L)		—	639
		Common Stock Warrants (35,000 shares)(F) (H) (L)		350	1,928

				2,465	4,682

Precision Acquisition Group Holdings, Inc.	Machinery	Equipment Note (9.0%, Due 3/2015)(D)	1,000	1,000	881
		Senior Term Debt (9.0%, Due 3/2015)(D)	4,125	4,125	485
		Senior Term Debt (9.0%, Due 3/2015)(C) (D)	4,053	4,053	457

				9,178	1,823

Saunders & Associates	Electronics	Line of Credit, $0 available (11.3%, Due 5/2013)(D)	917	917	413
		Senior Term Debt (11.3%, Due 5/2013)(D)	8,947	8,947	4,026

				9,864	4,439

Southern Petroleum Laboratories, Inc.	Oil and gas	Senior Subordinated Term Debt (11.5%, Due 2/2020)(J)	8,000	8,000	8,000
		Common Stock (100 shares)(H) (J)		750	750

				8,750	8,750

Sunburst Media - Louisiana, LLC	Broadcasting and entertainment	Senior Term Debt (8.5%, Due 2/2016)(F) (G)	6,026	6,026	1,600

WadeCo Specialties, Inc.	Oil and gas	Line of Credit, $526 available (8.0%, Due 3/2015)(D)	1,474	1,474	1,452
		Senior Term Debt (8.0%, Due 3/2019)(D)	4,500	4,500	4,433
		Senior Subordinated Term Debt (12.0%, Due 3/2019)(D)	4,500	4,500	4,421
		Convertible Preferred Stock (1,000 shares)(F) (H)		250	454

				10,724	10,760

Westland Technologies, Inc.	Diversified/conglomerate manufacturing	Senior Term Debt (7.5%, Due 4/2016)(D)	50	50	46
		Senior Term Debt (12.5%, Due 4/2016)(D)	4,000	4,000	3,699
		Common Stock (58,333 shares)(H)		408	58

				4,458	3,803

Subtotal – Non-syndicated investments				$164,753	$139,439

Syndicated Investments:

Ameriqual Group, LLC	Beverage, food and tobacco	Senior Term Debt (9.0% and 1.5% PIK, Due 3/2016)(E)	$7,335	$7,283	$6,235

Ardent Medical Services, Inc.	Healthcare, education and childcare	Senior Subordinated Term Debt (11.0%, Due 1/2019)(E)	7,143	7,135	7,224

Autoparts Holdings Limited	Automobile	Senior Term Debt (10.5%, Due 1/2018)(E)	833	830	800

Blue Coat Systems, Inc.	Electronics	Senior Subordinated Term Debt (9.5%, Due 6/2020)(E)	3,000	2,974	3,038

Envision Acquisition Company, LLC	Healthcare, education and childcare	Senior Subordinated Term Debt (9.8%, Due 11/2021)(E)	2,500	2,454	2,500

First American Payment Systems, L.P.	Finance	Senior Subordinated Term Debt (10.8%, Due 4/2019)(E)	4,195	4,167	4,205

GTCR Valor Companies, Inc.	Electronics	Senior Subordinated Term Debt (9.5%, Due 11/2021)(E)	3,000	2,982	2,970

New Trident Holdcorp, Inc.	Healthcare, education and childcare	Senior Subordinated Term Debt (10.3%, Due 7/2020)(E)	4,000	3,987	4,000

PLATO Learning, Inc.	Healthcare, education and childcare	Senior Subordinated Term Debt (11.3%, Due 5/2019)(E)	5,000	4,925	5,000

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

SEPTEMBER 30, 2014

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS(P) (Continued):
RP Crown Parent, LLC	Electronics	Senior Subordinated Term Debt (11.3%, Due 12/2019)(E)	$2,000	$1,967	$1,898
Sensus USA, Inc.	Electronics	Senior Term Debt (8.5%, Due 5/2018)(E)	500	497	495
Targus Group International, Inc.	Textiles and leather	Senior Term Debt (11.0% and 1.0% PIK, Due 5/2016)(D)	9,034	8,956	8,171
The Active Network	Electronics	Senior Subordinated Term Debt (9.5%, Due 11/2021)(E)	1,000	995	1,000
Vision Solutions, Inc.	Electronics	Senior Term Debt (9.5%, Due 7/2017)(E)	11,000	10,953	10,972
Vitera Healthcare Solutions, LLC	Healthcare, education and childcare	Senior Subordinated Term Debt (9.3%, Due 11/2021)(E)	500	493	495
W3, Co.	Oil and Gas	Senior Subordinated Term Debt (9.3%, Due 9/2020)(E)	499	494	484

Subtotal - Syndicated investments				$61,092	$59,487

Total Non-Control/Non-Affiliate Investments (represented 70.7% of total investments at fair value)				$225,845	$198,926

AFFILATE INVESTMENTS(Q) :
Ashland Acquisition, LLC	Printing and publishing	Line of Credit, $1,500 available (12.0%, Due 7/2016)(D) (G)	$—	$—	$—
		Senior Term Debt (12.0%, Due 7/2018)(D) (G)	7,000	7,000	7,053
		Preferred Equity Units (4,400 units)(F) (H)		440	206
		Common Equity Units (4,400 units)(F) (H)		—	—

				7,440	7,259
Edge Adhesives Holdings, Inc.	Diversified/conglomerate manufacturing	Line of Credit, $230 available (12.5%, Due 8/2015)(D)	770	770	768
		Senior Term Debt (12.5%, Due 2/2019)(D)	6,200	6,200	6,208
		Senior Subordinated Term Debt (13.8%, Due 2/2019)(D)	1,600	1,600	1,604
		Senior Subordinated Term Debt (13.8%, Due 11/2014)(J)	585	585	585
		Convertible Preferred Stock (2,316 shares)(F) (H)		2,316	2,885

				11,471	12,050
FedCap Partners, LLC	Private equity fund – aerospace and defense	Class A Membership Units (80 units)(H) (N)		1,718	2,238

Lignetics, Inc.	Diversified natural resources, precious metals and minerals	Senior Subordinated Term Debt (12.0%, Due 3/2020)(D)	6,000	6,000	6,007
		Common Stock (100,000 shares)(F) (H)		1,000	1,169

				7,000	7,176
RBC Acquisition Corp.	Healthcare, education and childcare	Line of Credit, $0 available (9.0%, Due 6/2014)(F)	4,000	4,000	4,000
		Mortgage Note (9.5%, Due 12/2014)(F) (G)	6,891	6,891	6,891
		Senior Term Debt (12.0%, Due 12/2014)(C) (F)	11,392	11,392	11,392
		Senior Subordinated Term Debt (12.5%, Due 12/2014)(F)(G)	6,000	6,000	6,000
		Preferred Stock (4,999,000 shares)(F) (H) (M)		4,999	—
		Common Stock (2,000,000 shares)(F) (H)		370	—

				33,652	28,283

Total Affiliate Investments (represented 20.3% of total investments at fair value)				$61,281	$57,006

CONTROL INVESTMENTS(R):
Defiance Integrated Technologies, Inc.	Automobile	Senior Subordinated Term Debt (11.0%, Due 4/2016)(C) (F)	$6,545	$6,545	$6,545
		Common Stock (15,500 shares)(F) (H)		1	6,461

				6,546	13,006
Lindmark Acquisition, LLC	Broadcasting and entertainment	Senior Subordinated Term Debt, $3,120 available (25.0%, Due Upon Demand)(F) (G)	—	—	—
		Success Fee on Senior Subordinated Term Debt(F)		—	89
		Common Stock (100 shares)(F) (H)		317	—

				317	89

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

SEPTEMBER 30, 2014

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
CONTROL INVESTMENTS(R) (Continued):

Midwest Metal Distribution, Inc.	Mining, steel, iron and non-precious metals	Senior Subordinated Term Debt (12.0%, Due 7/2015)(F) (I)	$18,281	$17,720	$4,455
		Preferred Stock (2,000 shares)(F) (H) (M)		2,175	—
		Common Stock (501 shares)(F) (H)		138	—

				20,033	4,455

Sunshine Media Holdings	Printing and publishing	Line of Credit, $400 available (4.8%, Due 5/2016)(D) (I)	1,600	1,600	424
		Senior Term Debt (4.8%, Due 5/2016)(D) (I)	16,948	16,948	4,491
		Senior Term Debt (5.5%, Due 5/2016)(C) (D) (I)	10,700	10,700	2,889
		Preferred Stock (15,270 shares)(F) (H) (M)		5,275	—
		Common Stock (1,867 shares)(F) (H)		740	—
		Common Stock Warrants (72 shares)(F) (H)		—	—

				35,263	7,804

Total Control Investments (represented 9.0% of total investments at fair value)				$62,159	$25,354

TOTAL INVESTMENTS(S)				$349,285	$281,286

(A)

Certain of the securities listed in the above schedule are issued by affiliate(s) of the indicated portfolio company. Additionally, the majority of the securities listed above, totaling $222.0 million at fair value, are pledged as collateral to our Credit Facility, as described further in Note 5—Borrowings. Additionally, two of our investments (FedCap Partners, LLC and Leeds Novamark Capital I, L.P.) would be considered non-qualifying assets under Section 55 of the Investment Company Act of 1940, as amended, (the “1940 Act”), as of September 30, 2014.

(B)

Percentages represent cash interest rates (which are generally indexed off of the 30-day London Interbank Offered Rate (“LIBOR”)) in effect at September 30, 2014, and due dates represent the contractual maturity date. If applicable, paid-in-kind (“PIK”) interest rates are noted separately from the cash interest rates. Senior debt securities generally take the form of first priority liens on the assets of the underlying businesses.

(C)	Last out tranche (“LOT”) of debt, meaning if the portfolio company is liquidated, the holder of the LOT is paid after all other debt holders.
(D)	Fair value was based on an internal yield analysis or on estimates of value submitted by Standard & Poor’s Securities Evaluations, Inc. (“SPSE”).
(E)	Fair value was based on the indicative bid price on or near September 30, 2014, offered by the respective syndication agent’s trading desk.
(F)

Fair value was based on the total enterprise value of the portfolio company, which was then allocated to the portfolio company’s securities in order of their relative priority in the capital structure.

(G)	Debt security has a fixed interest rate.
(H)	Investment is non-income producing.
(I)	Investment is on non-accrual status.
(J)	New or follow-on proprietary investment valued at cost, as it was determined that the price paid during the three months ended September 30, 2014 best represents fair value as of September 30, 2014.
(K)	Subsequent to September 30, 2014, the debt interest rates on Francis Drilling Fluids, Ltd. were decreased to approximately 11.9% and 10.8%, respectively, based on a leverage grid.
(L)

Subsequent to September 30, 2014, North American Aircraft Services, LLC debt and equity investment cost basis were paid off, resulting in a realized gain of $1.6 million and success fees of $0.6 million. As such, the fair value as of September 30, 2014 was based upon the payoff amount.

(M)	Aggregates all shares of such class of stock owned without regard to specific series owned within such class, some series of which may or may not be voting shares.
(N)	There are certain limitations on our ability to transfer our units owned, withdraw or resign prior to dissolution of the entity, which must occur no later than May 3, 2020.

(O)

There are certain limitations on our ability to withdraw our partnership interest prior to dissolution of the entity, which must occur no later than May, 9, 2024 or two years after all outstanding leverage has matured.

(P)

Non-Control/Non-Affiliate investments, as defined by the 1940 Act, are those that are neither Control nor Affiliate investments and in which we own less than 5.0% of the issued and outstanding voting securities.

(Q)	Affiliate investments, as defined by the 1940 Act, are those in which we own, with the power to vote, between 5.0% and 25.0% of the issued and outstanding voting securities.
(R)

Control investments, as defined by the 1940 Act, are those where we have the power to exercise a controlling influence over the management or policies of the portfolio company, which may include owning, with the power to vote, more than 25.0% of the issued and outstanding voting securities.

(S)

Cumulative gross unrealized depreciation for federal income tax purposes is $84.3 million; cumulative gross unrealized appreciation for federal income tax purposes is $15.6 million. Cumulative net unrealized depreciation is $68.7 million, based on a tax cost of $349.9 million.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2013

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS(Q):
Non-syndicated investments:
AG Transportation Holdings, LLC	Cargo Transport	Senior Subordinated Term Debt (13.3%, Due 3/2018)(D)	$13,000	$12,818	$12,984
		Member Profit Participation (18.0% ownership)(F) (H)		1,000	—
		Profit Participation Warrants (7.0% ownership)(F) (H)		244	—

				14,062	12,984
Allen Edmonds Shoe Corporation	Personal and non-durable consumer products	Senior Subordinated Term Debt (11.3%, Due 12/2015)(D) (G)	19,483	19,483	19,604
Allison Publications, LLC	Printing and publishing	Line of Credit, $0 available (8.3%, Due 9/2016)(D)	600	600	594
		Senior Term Debt (8.3%, Due 9/2018)(D)	2,875	2,875	2,846
		Senior Term Debt (13.0%, Due 9/2018)(C) (D)	5,400	5,400	5,346

				8,875	8,786
BAS Broadcasting	Broadcasting and entertainment	Senior Term Debt (11.5%, Due 7/2013)(D)	7,465	7,465	373

Chinese Yellow Pages Company	Printing and publishing	Line of Credit, $0 available (7.3%, Due 2/2015)(D)	243	243	148
Francis Drilling Fluids, Ltd.	Oil and gas	Senior Subordinated Term Debt (12.0%, Due 11/2017)(D)	15,000	15,000	14,475
		Preferred Equity Units (999 units)(F) (H)		999	192
		Common Equity Units (999 units)(F) H)		1	—

				16,000	14,667
Funko, LLC	Personal and non-durable consumer products	Senior Subordinated Term Debt (12.0% and 1.5% PIK, Due 5/2019)(D)	7,530	7,530	7,530
		Preferred Equity Units (1,250 units)(F) (H)		1,250	1,646

				8,780	9,176
GFRC Holdings, LLC	Buildings and real estate	Line of Credit, $100 available (8.7%, Due 12/2013)(D) (J)	100	100	55
		Senior Term Debt (10.5%, Due 12/2013)(D) (J)	4,924	4,924	2,708
		Senior Subordinated Term Debt (13.0%, Due 12/2013)(D) (J)	6,598	6,598	3,629

				11,622	6,392
Heartland Communications Group	Broadcasting and entertainment	Line of Credit, $0 available (5.0%, Due 3/2014)(D) (G)	100	100	20
		Line of Credit, $0 available (10.0%, Due 3/2014)(D) (G)	100	100	20
		Senior Term Debt (5.0%, Due 3/2014)(D) (G)	4,342	4,342	868
		Common Stock Warrants (8.8% ownership)(F) (H)		66	—

				4,608	908
International Junior Golf Training Acquisition Company	Leisure, amusement, motion pictures and entertainment	Line of Credit, $0 available (11.0%, Due 5/2014)(D)	2,250	2,250	1,238
		Senior Term Debt (10.5%, Due 12/2013)(D)	261	261	144
		Senior Term Debt (12.5%, Due 5/2014)(C) (D)	2,500	2,500	1,375

				5,011	2,757
Leeds Novamark Capital I, L.P.	Private equity fund – healthcare, education and childcare	Limited Partnership Interest (8.4% ownership, $2,700 uncalled capital commitment)(H) (P)		253	253
Legend Communications of Wyoming, LLC	Broadcasting and entertainment	Senior Term Debt (11.0%, Due 12/2013)(D)	6,874	6,874	1,203

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

SEPTEMBER 30, 2013

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS(Q) (Continued):
North American Aircraft Services, LLC	Aerospace and defense	Senior Subordinated Term Debt (11.8%, Due 8/2016)(D)	$4,750	$4,750	$4,774
		Senior Subordinated Term Debt (12.5%, Due 8/2016)(D)	2,820	2,820	2,834
		Common Stock Warrants (35,000 shares)(F) (H)		350	774

				7,920	8,382

Ohana Media Group	Broadcasting and entertainment	Senior Term Debt (10.0%, Due 10/2016)(D) (G)	1,472	1,472	1,432

POP Radio, LLC	Broadcasting and entertainment	Senior Term Debt (11.8%, Due 5/2017)(D)	9,422	9,422	9,540
		Junior Subordinated Term Debt (11.0% PIK, Due 11/2017)(D) (G)	556	494	561
		Participation Unit (2.4% ownership)(F) (H)		75	—

				9,991	10,101

Precision Acquisition Group Holdings, Inc.	Machinery	Equipment Note (11.0%, Due 3/2014)(D) (M)	1,000	1,000	700
		Senior Term Debt (11.0%, Due 3/2014)(D) (M)	4,125	4,125	2,888
		Senior Term Debt (11.0%, Due 3/2014)(C) (D) (M)	4,053	4,053	2,837

				9,178	6,425

PROFIT Systems Acquisition Co.	Electronics	Senior Term Debt (10.5%, Due 7/2014)(C) (D) (L)	1,950	1,950	1,950

Saunders & Associates	Electronics	Line of Credit, $0 available (11.3%, Due 5/2013)(D)	917	917	779
		Senior Term Debt (11.3%, Due 5/2013)(D)	8,947	8,947	7,605

				9,864	8,384

Sunburst Media - Louisiana, LLC	Broadcasting and entertainment	Senior Term Debt (10.5%, Due 11/2013)(D)	6,000	6,000	600

Thibaut Acquisition Co.	Home and office furnishings, housewares and durable consumer products	Line of Credit, $875 available (9.0%, Due 1/2014)(D) (K)	125	125	126
		Senior Term Debt (12.0%, Due 1/2014)(C) (D) (K)	2,500	2,500	2,525

				2,625	2,651

Westland Technologies, Inc.	Diversified/conglomerate manufacturing	Senior Term Debt (7.5%, Due 4/2016)(D)	850	850	723
		Senior Term Debt (12.5%, Due 4/2016)(D)	4,000	4,000	3,400
		Common Stock Warrants (77,287 shares)(F) (H)		350	18

				5,200	4,141

Subtotal – Non-syndicated investments				$157,476	$121,317

Syndicated Investments:
Allied Security Holdings, LLC	Personal, food and miscellaneous services	Senior Subordinated Term Debt (9.8%, Due 2/2018)(E)	$1,000	$992	$1,008

Ameriqual Group, LLC	Beverage, food and tobacco	Senior Term Debt (9.0%, Due 3/2016)(E)	7,331	7,248	7,038

Ardent Medical Services, Inc.	Healthcare, education and childcare	Senior Subordinated Term Debt (11.0%, Due 1/2019)(E)	4,000	3,927	4,070

Ascend Learning, LLC	Healthcare, education and childcare	Senior Subordinated Term Debt (11.5%, Due 12/2017)(E)	1,000	980	1,000

Autoparts Holdings Limited	Automobile	Senior Term Debt (10.5%, Due 1/2018)(E)	1,000	996	969

Blue Coat Systems, Inc.	Electronics	Senior Subordinated Term Debt (9.5%, Due 6/2020)(E)	3,000	2,971	3,015

First American Payment Systems, L.P.	Finance	Senior Subordinated Term Debt (10.8%, Due 4/2019)(E)	4,500	4,469	4,489

New Trident Holdcorp, Inc.	Healthcare, education and childcare	Senior Subordinated Term Debt (10.3%, Due 7/2020)(E)	4,000	3,985	4,025

PLATO Learning, Inc.	Healthcare, education and childcare	Senior Subordinated Term Debt (11.3%, Due 5/2019)(E)	5,000	4,914	5,000

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS (Continued)

SEPTEMBER 30, 2013

(DOLLAR AMOUNTS IN THOUSANDS)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
NON-CONTROL/NON-AFFILIATE INVESTMENTS(Q) (Continued):
RP Crown Parent, LLC	Electronics	Senior Subordinated Term Debt (11.3%, Due 12/2019)(E)	$2,000	$1,963	$2,025

Sensus USA, Inc.	Electronics	Senior Term Debt (8.5%, Due 5/2018)(E)	500	496	485

Steinway Musical Instruments, Inc.	Personal and non-durable consumer products	Senior Subordinated Term Debt (9.3%, Due 9/2020)(E)	250	247	252

SumTotal Systems, Inc.	Electronics	Senior Subordinated Term Debt (10.3%, Due 5/2019)(E)	4,000	3,928	3,940

Targus Group International, Inc.	Textiles and leather	Senior Term Debt (11.0% and 1.0% PIK, Due 5/2016)(E)	9,418	9,299	8,476

Vision Solutions, Inc.	Electronics	Senior Term Debt (9.5%, Due 7/2017)(E)	11,000	10,939	10,890

W3, Co.	Oil and Gas	Senior Subordinated Term Debt (9.3%, Due 9/2020)(E)	499	494	507

Wall Street Systems Holdings, Inc.	Electronics	Senior Term Debt (9.3%, Due 10/2020)(E)	3,000	2,945	3,023

WP Evenflo Group Holdings, Inc.	Diversified/conglomerate manufacturing	Senior Preferred Stock (333 shares)(F) (H)		333	341
		Junior Preferred Stock (111 shares)(F) (H)		111	—
		Common Stock (1,874 shares)(F) (H)		—	—

				444	341

Subtotal - Syndicated investments				$61,237	$60,553

Total Non-Control/Non-Affiliate Investments (represented 70.8% of total investments at fair value)				$218,713	$181,870

AFFILATE INVESTMENTS(R) :
Ashland Acquisition, LLC	Printing and publishing	Line of Credit, $1,500 available (12.0%, Due 7/2016)(D) (G)	$—	$—	$—
		Senior Term Debt (12.0%, Due 7/2018)(D) (G)	7,000	7,000	7,000
		Preferred Equity Units (4,400 units)(F) (H)		440	440
		Common Equity Units (4,400 units)(F) (H)		—	—

				7,440	7,440

FedCap Partners, LLC	Private equity fund – aerospace and defense	Class A Membership Units (80 units)(H) (O)		2,000	3,347

Total Affiliate Investments (represented 4.2% of total investments at fair value)				$9,440	$10,787

CONTROL INVESTMENTS(S):
Defiance Integrated Technologies, Inc.	Automobile	Senior Subordinated Term Debt (11.0%, Due 4/2016)(C) (F)	$6,865	$6,865	$6,865
		Common Stock (15,500 shares)(F) (H)		1	1,867

				6,866	8,732

Lindmark Acquisition, LLC	Broadcasting and entertainment	Senior Subordinated Term Debt, $3,120 available (25.0%, Due Upon Demand)(F) (G)	—	—	—
		Success Fee on Senior Subordinated Term Debt(F)		—	916
		Common Stock (100 shares)(F) (H)		317	—

				317	916

LocalTel, LLC	Printing and publishing	Line of Credit, $199 available (10.0%, Due 6/2014)(F) (I)	3,285	3,285	—
		Line of Credit, $1,830 available (4.7%, Due 6/2014)(F) (I)	1,170	1,170	—
		Senior Term Debt (12.5%, Due 6/2014)(F) (I)	325	325	—
		Senior Term Debt (8.5%, Due 6/2014)(F) (I)	2,688	2,688	—
		Senior Term Debt (10.5%, Due 6/2014)(C) (F) (I)	2,750	2,750	—
		Common Stock Warrants (4,000 shares)(F) (H)		—	—

				10,218	—

Midwest Metal Distribution, Inc.	Mining, steel, iron and non- precious metals	Senior Subordinated Term Debt (12.0%, Due 7/2015)(D)	18,281	18,281	17,733
		Preferred Stock (2,000 shares)(F) (H) (N)		2,000	—
		Common Stock (501 shares)(F) (H)		138	—

				20,419	17,733

GLADSTONE CAPITAL CORPORATION

CONSOLIDATED SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2013

(DOLLAR AMOUNTS IN THOUSANDS) (Continued)

Company(A)	Industry	Investment(B)	Principal	Cost	Fair Value
CONTROL INVESTMENTS(S) (Continued):
RBC Acquisition Corp.	Healthcare, education and childcare	Line of Credit, $0 available (9.0%, Due 6/2014)(F)	$4,000	$4,000	$4,000
		Mortgage Note (9.5%, Due 12/2014)(F) (G)	6,969	6,969	6,969
		Senior Term Debt (12.0%, Due 12/2014)(C) (F)	11,392	11,392	11,392
		Senior Subordinated Term Debt (12.5%, Due 12/2014)(F)(G)	6,000	6,000	6,000
		Preferred Stock (2,299,000 shares)(F) (H) (N)		2,299	2,447
		Common Stock (2,000,000 shares)(F) (H)		370	183

				31,030	30,991

Sunshine Media Holdings	Printing and publishing	Line of Credit, $400 available (4.8%, Due 8/2014)(D) (I)	1,600	1,600	320
		Senior Term Debt (4.8%, Due 5/2016)(D) (I)	16,948	16,948	3,389
		Senior Term Debt (5.5%, Due 5/2016)(C) (D) (I)	10,700	10,700	2,140
		Preferred Stock (15,270 shares)(F) (H) (N)		5,275	—
		Common Stock (1,867 shares)(F) (H)		740	—
		Common Stock Warrants (72 shares)(F) (H)		—	—

				35,263	5,849

Total Control Investments (represented 25.0% of total investments at fair value)				$104,113	$64,221

TOTAL INVESTMENTS(T)				$332,266	$256,878

(A)

Certain of the securities listed in the above schedule are issued by affiliate(s) of the indicated portfolio company. Additionally, the majority of the securities listed above, totaling $229.3 million at fair value, are pledged as collateral to our Credit Facility, as described further in Note 5—Borrowings. Additionally, one of our investments, FedCap Partners, LLC, would be considered non-qualifying assets under Section 55 1940 Act, as of September 30, 2013.

(B)

Percentages represent cash interest rates (which are generally indexed off of the 30-day LIBOR) in effect at September 30, 2013, and due dates represent the contractual maturity date. If applicable, PIK interest rates are noted separately from the cash interest rates. Senior debt securities generally take the form of first priority liens on the assets of the underlying businesses.

(C)	LOT of debt, meaning if the portfolio company is liquidated, the holder of the LOT is paid after all other debt holders.
(D)	Fair value was based on an internal yield analysis or on estimates of value submitted by SPSE.
(E)	Fair value based on the indicative bid price on or near September 30, 2013, offered by the respective syndication agent’s trading desk.
(F)

Fair value was based on the total enterprise value of the portfolio company, which was then allocated to the portfolio company’s securities in order of their relative priority in the capital structure.

(G)	Debt security has a fixed interest rate.
(H)	Investment is non-income producing.
(I)	Investment is on non-accrual status.
(J)	Subsequent to September 30, 2013, the maturity on GFRC Holdings, LLC’s debt was extended until June 30, 2016 and the GFRC Holdings, LLC’s line of credit was repaid in full and terminated.

(K)	Subsequent to September 30, 2013, the maturity on Thibaut Acquisition Co.’s debt was extended until December 11, 2014.
(L)	Subsequent to September 30, 2013, the investment was paid off at par and, as such, the fair value as of September 30, 2013 was based upon the payoff amount.
(M)	Effective October 1, 2013, Precision Acquisition Group Holdings, Inc.’s debt interest rates increased to approximately 13.0%.
(N)	Aggregates all shares of such class of stock owned without regard to specific series owned within such class, some series of which may or may not be voting shares.
(O)	There are certain limitations on our ability to transfer our units owned, withdraw or resign prior to dissolution of the entity, which must occur no later than May 3, 2020.
(P)

There are certain limitations on our ability to withdraw our partnership interest prior to dissolution of the entity, which must occur no later than May 9, 2024 or two years after all outstanding leverage has matured.

(Q)

Non-Control/Non-Affiliate investments, as defined by the 1940 Act, are those that are neither Control nor Affiliate investments and in which we own less than 5.0% of the issued and outstanding voting securities.

(R)	Affiliate investments, as defined by the 1940 Act, are those in which we own, with the power to vote, between 5.0% and 25.0% of the issued and outstanding voting securities.
(S)

Control investments, as defined by the 1940 Act, are those where we have the power to exercise a controlling influence over the management or policies of the portfolio company, which may include owning, with the power to vote, more than 25.0% of the issued and outstanding voting securities.

(T)

Cumulative gross unrealized depreciation for federal income tax purposes is $83.7 million; cumulative gross unrealized appreciation for federal income tax purposes is $5.5 million. Cumulative net unrealized depreciation is $78.2 million, based on a tax cost of $335.1 million.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

GLADSTONE CAPITAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA AND AS OTHERWISE INDICATED)

NOTE 1. ORGANIZATION

Gladstone Capital Corporation was incorporated under the Maryland General Corporation Law on May 30, 2001 and completed an initial public offering on August 23, 2001. The terms “the Company,” “we,” “our” and “us” all refer to Gladstone Capital Corporation and its consolidated subsidiaries. We are an externally managed, closed-end, non-diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, we have elected to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). We were established for the purpose of investing in debt and equity securities of established private businesses operating in the United States (“U.S”). Our investment objectives are to: (1) achieve and grow current income by investing in debt securities of established small and medium-sized businesses in the U.S. that we believe will provide stable earnings and cash flow to pay expenses, make principal and interest payments on our outstanding indebtedness and make distributions to stockholders that grow over time; and (2) provide our stockholders with long-term capital appreciation in the value of our assets by investing in equity securities of established businesses that we believe can grow over time to permit us to sell our equity investments for capital gains.

Gladstone Business Loan, LLC (“Business Loan”), a wholly-owned subsidiary of ours, was established on February 3, 2003, for the sole purpose of owning a portion of our portfolio investments in connection with our revolving line of credit.

Gladstone Financial Corporation (“Gladstone Financial”), a wholly-owned subsidiary of ours, was established on November 21, 2006, for the purpose of holding a license to operate as a Specialized Small Business Investment Company. Gladstone Financial acquired this license in February 2007. The license enables us, through this subsidiary, to make investments in accordance with the United States Small Business Administration guidelines for specialized small business investment companies. As of September 30, 2014 and 2013, we held no investments through Gladstone Financial.

The financial statements of the foregoing two subsidiaries are consolidated with those of ours. We also have significant subsidiaries whose financial statements are not consolidated with ours. Refer to Note 14—Unconsolidated Significant Subsidiaries for additional information regarding our unconsolidated significant subsidiaries.

We are externally managed by our investment adviser, Gladstone Management Corporation (the “Adviser”), a Delaware corporation and a Securities and Exchange Commission (the “SEC”) registered investment adviser and an affiliate of ours, pursuant to an investment advisory and management agreement. Administrative services are provided by our affiliate, Gladstone Administration, LLC (the “Administrator”), a Delaware limited liability company, pursuant to an administration agreement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our Consolidated Financial Statements and the accompanying notes are prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) and conform to Regulation S-X under the Securities Exchange Act of 1934, as amended. Management believes it has made all necessary adjustments so that our accompanying Consolidated Financial Statements are presented fairly and that all such adjustments are of a normal recurring nature. Our accompanying Consolidated Financial Statements include our accounts and the accounts of our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Reclassifications

Certain amounts in our prior fiscal year’s consolidated financial statements have been reclassified to conform to the presentation for the year ended September 30, 2014 with no effect on our financial condition, results of operations or cash flows.

Revisions

Certain amounts in our prior fiscal year’s financial statements have been revised to correct the net presentation of certain fees in our results of operations. The Adviser services, administers and collects on the loans held by Business Loan, in return for which the Adviser receives a 1.5% annual fee from Business Loan. All loan servicing fees are credited back to us by the Advisor. Previously, we presented the loan servicing fee on a net basis, which is zero, because it is 100.0% credited back to us. We have revised our fee presentation related to these loan servicing fees to reflect the gross fee and related gross credit amounts for the years ended September 30, 2013 and 2012. Management evaluated this error in presentation and concluded it was not material to the previously issued financial statements for the years ended September 30, 2013 and 2012. The impact of the revision is shown in the table below:

	Year Ended September 30,
	2013		2012
	As Previously Reported	As Revised	As Previously Reported	As Revised
Aggregate expenses (not revised)	$19,289	$19,289	$22,326	$22,326
Loan servicing fee	—	3,656	—	3,604

Expenses before credits from Adviser	19,289	22,945	22,326	25,930
Credit to base management fee – loan servicing fee	—	(3,656)	—	(3,604)
Credit to fees from Adviser - other	(1,521)	(1,521)	(1,048)	(1,048)

Total Expenses, Net of Credits	$17,768	$17,768	$21,278	$21,278

Consolidation

Under Article 6 of Regulation S-X under the Securities Act of 1933, as amended, and the authoritative accounting guidance provided by the American Institute of Certified Public Accountants Audit and Accounting Guide for Investment Companies, we are not permitted to consolidate any subsidiary or other entity that is not an investment company, including those in which we have a controlling interest.

Use of Estimates

Preparing financial statements requires management to make estimates and assumptions that affect the amounts reported in our accompanying Consolidated Financial Statements and accompanying notes. Actual results may differ from those estimates.

Classification of Investments

In accordance with the BDC regulations in the 1940 Act, we classify portfolio investments on our accompanying Consolidated Statements of Assets and Liabilities, Consolidated Statements of Operations and Consolidated Schedules of Investments into the following categories:

•

Control Investments—Control investments are those where we have the power to exercise a controlling influence over the management or policies of the portfolio company, which may include owning, with the power to vote, more than 25.0% of the issued and outstanding voting securities;

•

Affiliate Investments—Affiliate investments are those in which we own, with the power to vote, between 5.0% and 25.0% of the issued and outstanding voting securities that are not classified as Control Investments; and

•

Non-Control/Non-Affiliate Investments—Non-Control/Non-Affiliate investments are those that are neither control nor affiliate investments and in which we typically own less than 5.0% of the issued and outstanding voting securities.

Cash and cash equivalents

We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Cash is carried at cost, which approximates fair value. We place our cash with financial institutions, and at times, cash held in checking accounts may exceed the Federal Deposit Insurance Corporation insured limit. We seek to mitigate this concentration of credit risk by depositing funds with major financial institutions.

Restricted Cash and Cash Equivalents

Restricted cash is cash held in escrow that was generally received as part of an investment exit. Restricted cash is carried at cost, which approximates fair value.

Investment Valuation Policy

Accounting Recognition

We record our investments at fair value in accordance with the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”) and the 1940 Act. Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds from the repayment or sale and amortized cost basis of the investment, without regard to unrealized depreciation or appreciation previously recognized, and include investments charged off during the period, net of recoveries. Unrealized depreciation or appreciation primarily reflects the change in investment fair values, including the reversal of previously recorded unrealized depreciation or appreciation when gains or losses are realized.

Board Responsibility

In accordance with the 1940 Act, our board of directors (our “Board of Directors”) has the ultimate responsibility for reviewing and approving, in good faith, the fair value of our investments based on our established investment valuation policy (the “Policy”). Our Board of Directors reviews valuation recommendations that are provided by professionals of the Adviser and Administrator with oversight and direction from the Valuation Officer, (the “Valuation Team”). There is no single standard for determining fair value (especially for privately-held businesses), as fair value depends upon the specific facts and circumstances of each individual investment. In determining the fair value of our investments, the Valuation Team, led by the Valuation Officer, uses the Policy and each quarter our Board of Directors reviews the Policy to determine if changes thereto are advisable and also reviews whether the Valuation Team has applied the Policy consistently.

Use of Third Party Valuation Firms

The Valuation Team engages third party valuation firms to provide independent assessments of fair value of certain of our investments. Currently, the third-party service provider SPSE provides estimates of fair value on our non-syndicated debt investments.

The Valuation Team generally assigns SPSE’s estimates of fair value to our debt investments where we do not have the ability to effectuate a sale of the applicable portfolio company. The Valuation Team corroborates SPSE’s estimates of fair value using one or more of the valuation techniques discussed below. The Valuation Team’s estimates of value on a specific debt investment may significantly differ from SPSE’s. When this occurs, our Board of Directors reviews whether the Valuation Team has followed the Policy and whether the Valuation Team’s recommended value is reasonable in light of the Policy and other facts and circumstances and then votes to accept or reject the Valuation Team’s recommended valuation.

Valuation Techniques

In accordance with ASC 820, the Valuation Team uses the following techniques when valuing our investment portfolio:

•

Total Enterprise Value — In determining the fair value using a total enterprise value (“TEV”), the Valuation Team first calculates the TEV of the portfolio company by incorporating some or all of the following factors: the portfolio company’s ability to make payments and other specific portfolio company attributes; the earnings of the portfolio company (the trailing or projected twelve month revenue or earnings before interest, taxes, depreciation and amortization (“EBITDA”)); EBITDA or revenue multiples obtained from our indexing methodology whereby the original transaction EBITDA or revenue multiple at the time of our closing is indexed to a general subset of comparable disclosed transactions and EBITDA or revenue multiples from recent sales to third parties of similar securities in similar industries; a comparison to publicly traded securities in similar industries, and other pertinent factors. The Valuation Team generally references industry statistics and may use outside experts when gathering this information. Once the TEV is determined for a portfolio company, the Valuation Team then allocates the TEV to the portfolio company’s securities in order of their relative priority in the capital structure. Generally, the Valuation Team uses TEV to value our equity investments and, in the circumstances where we have the ability to effectuate a sale of a portfolio company, our debt investments.

TEV is primarily calculated using EBITDA or revenue multiples; however, TEV may also be calculated using a discounted cash flow (“DCF”) analysis whereby future expected cash flows of the portfolio company are discounted to determine a net present value using estimated risk-adjusted discount rates, which incorporate adjustments for nonperformance and liquidity risks. Generally, the Valuation Team uses the DCF to calculate the TEV to corroborate estimates of value for our equity investments where we do not have the ability to effectuate a sale of a portfolio company or for debt of credit impaired portfolio companies.

•

Yield Analysis — The Valuation Team generally determines the fair value of our debt investments using the yield analysis, which includes a DCF calculation and the Valuation Team’s own assumptions, including, but not limited to, estimated remaining life, current market yield, current leverage, and interest rate spreads. This technique develops a modified discount rate that incorporates risk premiums including, among other things, increased probability of default, increased loss upon default and increased liquidity risk. Generally, the Valuation Team uses the yield analysis to corroborate both estimates of value provided by SPSE and market quotes.

•

Market Quotes — For our syndicate investments for which a limited market exists, fair value is generally based on readily available and reliable market quotations which are corroborated by the Valuation Team (generally by using the yield analysis explained above). In addition, the Valuation Team assesses trading activity for similar syndicated investments and evaluates variances in quotations and other market insights to determine if any available quoted prices are reliable. Typically, the Valuation Team uses the lower indicative bid price (“IBP”) in the bid-to-ask price range obtained from the respective originating syndication agent’s trading desk on or near the valuation date. The Valuation Team may take further steps to consider additional information to validate that price in accordance with the Policy.

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Investments in Funds — For equity investments in other funds, where we cannot effectuate a sale, the Valuation Team generally determines the fair value of our uninvested capital at par value and of our invested capital at the net asset value (“NAV”) provided by the fund. The Valuation Team may also determine fair value of our investments in other investment funds based on the capital accounts of the underlying entity.

In addition to the above valuation techniques, the Valuation Team may also consider other factors when determining fair values of our investments, including, but not limited to: the nature and realizable value of the collateral, including external parties’ guaranties; any relevant offers or letters of intent to acquire the portfolio company; and the markets in which the portfolio company operates. If applicable, new and follow-on non-syndicated debt and equity investments made during the current reporting quarter (the three months ended September 30, 2014) are generally valued at original cost basis.

Fair value measurements of our investments may involve subjective judgments and estimates and due to the inherent uncertainty of determining these fair values, the fair value of our investments may fluctuate from period to period. Additionally, changes in the market environment and other events that may occur over the life of the investment may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize significantly less than the value at which it is recorded.

Refer to Note 3—Investments for additional information regarding fair value measurements and our application of ASC 820.

Interest Income Recognition

Interest income, adjusted for amortization of premiums, acquisition costs and amendment fees and the accretion of original issue discounts (“OID”), is recorded on the accrual basis to the extent that such amounts are expected to be collected. Generally, when a loan becomes 90 days or more past due or if our qualitative assessment indicates that the debtor is unable to service its debt or other obligations, we will place the loan on non-accrual status and cease recognizing interest income on that loan for financial reporting purposes until the borrower has demonstrated the ability and intent to pay contractual amounts due. However, we remain contractually entitled to this interest. Interest payments received on non-accrual loans may be recognized as income or applied to the cost basis, depending upon management’s judgment. Generally, non-accrual loans are restored to accrual status when past due principal and interest are paid and, in management’s judgment, are likely to remain current, or, due to a restructuring, the interest income is deemed to be collectible. At September 30, 2014, three portfolio companies were on non-accrual status with an aggregate debt cost basis of approximately $51.4 million, or 16.1% of the cost basis of all debt investments in our portfolio, and an aggregate fair value of approximately $13.2 million, or 5.2% of the fair value of all debt investments in our portfolio. At September 30, 2013, two portfolio companies were on non-accrual status with an aggregate debt cost basis of approximately $39.5 million, or 12.6% of the cost basis of all debt investments in our portfolio, and an aggregate fair value of approximately $5.8 million, or 2.4% of the fair value of all debt investments in our portfolio.

We currently hold, and we expect to hold in the future, some loans in our portfolio that contain OID or PIK provisions. We recognize OID for loans originally issued at discounts and recognize the income over the life of the obligation based on an effective yield calculation. PIK interest, computed at the contractual rate specified in a loan agreement, is added to the principal balance of a loan and recorded as income over the life of the obligation. Thus, the actual collection of PIK income may be deferred until the time of debt principal repayment. To maintain our ability to be taxed as a RIC, we may need to pay out both of our OID and PIK non-cash income amounts in the form of distributions, even though we have not yet collected the cash on either.

As of September 30, 2014 and 2013, we had 17 and 19 OID loans, respectively, primarily from the syndicated loans in our portfolio. We recorded OID income of $0.2 million, $0.3 million and $0.3 million for the years ended September 30, 2014, 2013 and 2012, respectively. The unamortized balance of OID investments as of September 30, 2014 and 2013 totaled $0.6 million and $1.0 million, respectively. As of September 30, 2014 and 2013, we had three investments which had a PIK interest component. We recorded PIK interest income of $0.3 million, $0.3 million and $20 for the years ended September 30, 2014, 2013 and 2012, respectively. We collected $0.1 million and $0 of PIK interest in cash for the years ended September 30, 2014 and 2013, respectively.

Other Income Recognition

We generally record success fees upon receipt of cash. Success fees are contractually due upon a change of control in a portfolio company, typically from an exit or sale. We received an aggregate of $2.4 million in success fees during the year ended September 30, 2014, which resulted from $0.5 million related to the early payoff of Thibaut Acquisition Co. at par, $0.5 million prepayment by Francis Drilling Fluids Ltd. (“FDF”) and $1.4 million received as a result of our sale of substantially all of the assets in Lindmark Acquisition, LLC (“Lindmark”) and the ensuing pay down of our debt investments in Lindmark at par in September 2013. We received an aggregate of $1.7 million of success fees during the year ended September 30, 2013, which resulted from the early payoffs at par of Westlake Hardware, Inc. for $1.1 million and CMI Acquisitions, LLC for $0.6 million during the 2013 fiscal year. We received an aggregate of $4.0 million of success fees during the year ended September 30, 2012, which resulted from the early payoffs at par of Winchester Electronics for $1.2 million, Global Materials Technologies for $1.1 million, RCS Management Holding Co. for $0.9 million and Northern Contours, Inc. for $0.8 million during the 2012 fiscal year.

We generally record prepayment fees upon receipt of cash. Prepayment fees are contractually due at the time of an investment’s exit, based on the prepayment fee schedule. During the year ended September 30, 2014, we received an aggregate of $0.5 million in prepayment fees from the early payoffs at par of one of our proprietary investments and six of our syndicated investments (including one partial paydown) during the 2014 fiscal year. During the year ended September 30, 2013, we received an aggregate of $0.9 million in prepayment fees, which resulted from the early payoffs of eight of our syndicated investments at par during the 2013 fiscal year. We received an aggregate of $0.2 million in prepayment fees during the year ended September 30, 2012, which resulted from the early payoffs of five of our syndicated investments at par during the 2012 fiscal year.

Dividend income on equity investments is accrued to the extent that such amounts are expected to be collected and if we have the option to collect such amounts in cash. During the year ended September 30, 2014, we recorded an aggregate of $1.0 million of dividend income, net of estimated income taxes payable, which resulted from $0.2 million on our preferred equity investment in FDF, $0.7 million on our investment in FedCap Partners, LLC and $0.1 million on our preferred equity investment in Funko, LLC. During the years ended September 30, 2013 and 2012 we did not record or collect any dividend income on our preferred equity investments.

Success fees, prepayment fees and dividend income are all recorded in other income in our accompanying Consolidated Statements of Operations. In addition, we received $0.4 million from a legal settlement related to a previously exited portfolio company that was recorded in other income during the year ended September 30, 2014.

Deferred Financing Fees

Deferred financing costs consist of costs incurred to obtain financing, including legal fees, origination fees and administration fees. Costs associated with our revolving line of credit and the issuance of our mandatorily redeemable preferred stock are deferred and amortized in our accompanying Consolidated Statements of Operations using the straight-line method, which approximates the effective interest method, over the terms of the respective financing instrument. Refer to Note 6—Mandatorily Redeemable Preferred Stock for additional information regarding our preferred stock and Note 5 —Borrowings for additional information regarding our revolving line of credit.

Related Party Fees

We have entered into an investment advisory and management agreement (the “Advisory Agreement”) with the Adviser. In accordance with the Advisory Agreement, we pay the Adviser fees as compensation for its services, consisting of a base management fee, loan servicing fee and an incentive fee. These fees are accrued at the end of the quarter when the services are performed and generally paid the following quarter.

We have entered into an administration agreement (the “Administration Agreement”) with the Administrator whereby we pay separately for administrative services. These administrative fees are accrued at the end of the quarter when the services are performed and generally paid the following quarter. Refer to Note 4—Related Party Transactions for additional information regarding these related party fees and agreements.

Income Taxes

We intend to continue to qualify for treatment as a RIC under subchapter M of the Code, which generally allows us to avoid paying corporate income taxes on any income or gains that we distribute to our stockholders. We intend to continue to distribute sufficient dividends to eliminate taxable income. Refer to Note 10— Federal and State Income Taxes for additional information regarding our RIC requirements.

We have certain wholly-owned taxable subsidiaries (the “Taxable Subsidiaries”), each of which holds one or more of its portfolio investments that are listed on our accompanying Consolidated Schedules of Investments. The purpose of the Taxable Subsidiaries is to permit us to hold certain portfolio companies that are organized as limited liability companies (“LLCs”) (or other forms of pass-through entities) while satisfying the RIC tax requirement that at least 90.0% of the RIC’s gross revenue for income tax purposes must consist of qualifying investment income. When LLCs (or other pass-through entities) are owned by the Taxable Subsidiaries, their income is taxed to the Taxable Subsidiaries and does not flow through to the RIC, thereby helping us preserve our RIC status. The Taxable Subsidiaries are not consolidated for income tax purposes and may generate income tax expense as a result of their ownership of the portfolio companies. This income tax expense is considered immaterial and, therefore, it is not recorded on our accompanying Consolidated Statements of Operations.

ASC 740, “Income Taxes” requires the evaluation of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authorities. Tax positions not deemed to satisfy the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current fiscal year. We have evaluated the implications of ASC 740, for all open tax years and in all major tax jurisdictions, and determined that there is no material impact on our accompanying Consolidated Financial Statements. Our federal tax returns for fiscal years 2010 - 2013 remain subject to examination by the Internal Revenue Service (“IRS”).

Distributions

Distributions to stockholders are recorded on the ex-dividend date. We are required to pay out at least 90.0% of our “investment company taxable income,” which is generally our net ordinary income plus the excess of our net short-term capital gains over net long-term capital losses for each taxable year as a distribution to our stockholders in order to maintain our ability to be taxed as a RIC under Subchapter M of the Code. It is our policy to pay out as a distribution up to 100.0% of those amounts. The amount to be paid is determined by our Board of Directors each quarter and is based on the annual earnings estimated by our management. Based on that estimate, a distribution is declared each quarter and is paid out monthly over the course of the respective quarter. Refer to Note 9—Distributions to Common Stockholders for further information. We have a dividend reinvestment plan for our common stockholders. This is an “opt in” dividend reinvestment plan, meaning that common stockholders may elect to have their cash dividends automatically reinvested in additional shares of our common stock. Common stockholders who do not so elect will receive their dividends in cash. Common stockholders who receive distributions in the form of stock will be subject to the same federal, state and local tax consequences as stockholders who elect to receive their distributions in cash. We may use newly issued shares under the guidelines of the dividend reinvestment plan, or we may purchase shares in the open market in connection with the obligations under the plan. We do not have a dividend reinvestment plan for our preferred stock stockholders.

Recent Accounting Pronouncements

In August 2014, the FASB issued Accounting Standards Update 2014–15 (“ASU 2014-15), “Presentation of Financial Statements – Going Concern (Subtopic 205 – 40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern.” ASU 2014-15 requires management to evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern, and to provide certain disclosures when it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued. Since this guidance is primarily around certain disclosures to the financial statements, we anticipate no impact on our financial position or results of operations from adopting this standard. We are currently assessing the additional disclosure requirements, if any, of ASU 2014-15. ASU 2014-15 is effective for the annual period ended December 31, 2016 and for annual periods and interim periods thereafter with early adoption permitted.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes or replaces nearly all GAAP revenue recognition guidance. The new guidance establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time and will expand disclosures about revenue. We are currently assessing the impact of ASU 2014-09 and anticipate no impact on our financial position or results of operations from adopting this standard. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016 and interim periods within those years. Early adoption is not permitted.

In June 2013, the FASB issued ASU 2013-08, “Financial Services – Investment Companies (Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements,” which amends the criteria that define an investment company, clarifies the measurement guidance and requires new disclosures for investment companies. Under ASU 2013-08, an entity already regulated under the 1940 Act is automatically an investment company under the new GAAP definition, so we anticipate no impact on our financial position or results of operations from adopting this standard. We are currently assessing the additional disclosure requirements, if any, of ASU 2013-08. ASU 2013-08 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2013.

NOTE 3. INVESTMENTS

In accordance with ASC 820, our investments’ fair value is determined to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between willing market participants on the measurement date. This fair value definition focuses on exit price in the principal, or most advantageous, market and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. ASC 820 also establishes the following three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of a financial instrument as of the measurement date.

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical financial instruments in active markets;

•

Level 2 — inputs to the valuation methodology include quoted prices for similar financial instruments in active or inactive markets, and inputs that are observable for the financial instrument, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 inputs are in those markets for which there are few transactions, the prices are not current, little public information exists or instances where prices vary substantially over time or among brokered market makers; and

•

Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs are those inputs that reflect assumptions that market participants would use when pricing the financial instrument and can include the Valuation Team’s assumptions based upon the best available information.

When a determination is made to classify our investments within Level 3 of the valuation hierarchy, such determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable, or Level 3, inputs, observable inputs (or, components that are actively quoted and can be validated to external sources). The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. As of September 30, 2014 and 2013, all of our investments were valued using Level 3 inputs and during the years ended September 30, 2014 and 2013, there were no transfers in or out of Level 1, 2 and 3.

The following table presents our investments carried at fair value as of September 30, 2014 and 2013, by caption on our accompanying Consolidated Statements of Assets and Liabilities and by security type, all of which are valued using level 3 inputs:

	Total Recurring Fair Value Measurements Reported in Consolidated Statements of Assets and Liabilities Using Significant Unobservable Inputs (Level 3) As of September 30,
	2014	2013
Non-Control/Non-Affiliate Investments
Senior debt	$74,299	$82,923
Senior subordinated debt	110,601	95,162
Junior subordinated debt	—	561
Preferred equity	10,593	2,179
Common equity/equivalents	3,433	1,045

Total Non-Control/Non-Affiliate Investments	$198,926	$181,870

Affiliate Investments
Senior debt	$36,311	$7,000
Senior subordinated debt	14,197	—
Preferred equity	2,885	—
Common equity/equivalents	3,613	3,787

Total Affiliate Investments	$57,006	$10,787

Control Investments
Senior debt	$7,804	$28,211
Senior subordinated debt	11,089	31,513
Preferred equity	—	2,447
Common equity/equivalents	6,461	2,050

Total Control Investments	$25,354	$64,221

Total Investments, at Fair Value	$281,286	$256,878

In accordance with ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Reporting Standards (“IFRS”), (“ASU 2011-04”), the following table provides quantitative information about our Level 3 fair value measurements of our investments as of September 30, 2014 and 2013. The table below is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to our fair value measurements. The weighted average calculations in the table below are based on the principal balances for all debt related calculations and on the cost basis for all equity related calculations for the particular input.

	Quantitative Information about Level 3 Fair Value Measurements
	As of September 30,				Range / Weighted Average as of September 30,
	2014	2013	Valuation Techniques/ Methodologies	Unobservable Input	2014	2013
Senior debt(A)	$54,410	$64,892	Yield Analysis	Discount Rate	8.4% - 18.8% / 13.4%	—

			SPSE	EBITDA	—	$(80) - $4,754 / $1,463

	45,502	22,361	TEV	EBITDA multiple	4.0x - 7.6x / 6.1x	—

				EBITDA	$247 - $3,700 / $1,839	—

				Revenue multiple	0.6x – 0.75x / 0.69x	0.3x – 2.3 x /1.7x

				Revenue	$2,416 - $5,327 / $4,151	$2,451 - $13,905 / $10,312

	18,502	30,881	Market Quotes	IBP	85.0% - 99.8% / 94.1%	90.0% - 100.8% / 95.8%

Senior subordinated debt(B)	79,470	84,124	Yield Analysis	Discount Rate	11.3% - 13.8% / 12.5%	—

			SPSE	EBITDA	—	$1,220 - $15,891 / $7,797

	32,813	29,331	Market Quotes	IBP	94.9% - 101.3% / 99.9%	98.5% - 101.8% / 100.3%

	23,604	13,781	TEV	EBITDA multiple	4.3x – 7.6x / 6.3x	4.5x

				EBITDA	$1,100 - $6,219 / $3,403	$2,653

				Revenue multiple	—	2.3x

				Revenue	—	$13,905

Preferred and common equity /equivalents (C)	24,711	7,908	TEV	EBITDA multiple	4.3x – 7.6x / 6.1x	3.8x – 7.9x / 5.0x

				EBITDA	$998 - $15,685 / $4,135	$84 - $8,724 / $3,107

				Revenue multiple	—	0.3x – 2.3x / 2.3x

				Revenue	—	$2,451 - $13,905 / $13,903

	2,274	3,600	Investments in Funds

Total Investments, at Fair Value	$281,286	$256,878

(A)	September 30, 2013 includes one new proprietary debt investment for $7.0 million, which was valued at cost.
(B)

September 30, 2014 includes one new proprietary debt investment for $8.0 million and two follow-on debt investments for a combined $7.6 million, which were valued at cost, and one proprietary investment, which was valued at payoff amounts totaling $2.8 million.

(C)

September 30, 2014 includes one new proprietary equity investment for $0.8 million, which was valued at cost, and one proprietary equity investment, which was valued at payoff amount totaling $1.9 million. September 30, 2013 includes one new proprietary investment for $0.4 million, which was valued at cost.

Fair value measurements can be sensitive to changes in one or more of the valuation inputs. Changes in market yields, discounts rates, leverage, EBITDA or EBITDA multiples (or revenue or revenue multiples), each in isolation, may change the fair value of certain of our investments. Generally, an increase or decrease in market yields, discount rates or leverage or a decrease in EBITDA or EBITDA multiples (or revenue or revenue multiples) may result in a corresponding decrease or increase, respectively, in the fair value of certain of our investments.

Changes in Level 3 Fair Value Measurements of Investments

The following tables provide the changes in fair value, broken out by security type, during the years ended September 30, 2014 and 2013 for all investments for which the Adviser determines fair value using unobservable (Level 3) factors.

Fair Value Measurements Using Significant Unobservable Data Inputs (Level 3)

Year Ended September 30, 2014:	Senior Debt	Senior Subordinated Debt(A)	Preferred Equity	Common Equity/ Equivalents	Total
Fair value as of September 30, 2013	$118,134	$127,236	$4,626	$6,882	$256,878
Total (losses) gains:
Net realized (loss) gain(B)	(13,445)	225	362	695	(12,163)
Net unrealized (depreciation) appreciation(C)	(2,889)	(13,378)	(7)	5,687	(10,587)
Reversal of prior period net depreciation (appreciation) on realization(C)	19,294	(246)	(370)	(702)	17,976

New investments, repayments, and settlements:( D)
Issuances/originations	27,677	62,800	9,780	2,076	102,333
Settlements/repayments	(25,657)	(40,750)	(913)	(1,131)	(68,451)
Sales	(4,700)	—	—	—	(4,700)

Fair Value as of September 30, 2014	$118,414	$135,887	$13,478	$13,507	$281,286

Year Ended September 30, 2013:	Senior Debt	Senior Subordinated Debt(A)	Preferred Equity	Common Equity/ Equivalents	Total
Fair value as of September 30, 2012	$157,160	$107,832	$1,103	$7,865	$273,960
Total (losses) gains:
Net realized (loss) gain(B)	(5,883)	130	—	—	(5,753)
Net unrealized (depreciation) appreciation(C)	(5,344)	95	(2,026)	(3,080)	(10,355)
Reversal of prior period net depreciation on realization(C)	10,145	15,883	—	—	26,028

New investments, repayments, and settlements:(D)
Issuances/originations	14,971	67,774	5,549	2,097	90,391
Settlements/repayments	(46,358)	(64,478)	—	—	(110,836)
Sales	(6,557)	—	—	—	(6,557)

Fair Value as of September 30, 2013	$118,134	$127,236	$4,626	$6,882	$256,878

(A)

Includes a junior subordinated investment totaling $0 and $0.6 million in fair value as of September 30, 2014 and 2013, respectively. During the quarter ended March 31, 2014, we exited our one junior subordinated debt investment at par.

(B)	Included in net realized (loss) gain on investments on our accompanying Consolidated Statements of Operations for the years ended September 30, 2014 and 2013.
(C)	Included in net unrealized appreciation (depreciation) on investments on our accompanying Consolidated Statements of Operations for the years ended September 30, 2014 and 2013.
(D)

Includes increases in the cost basis of investments resulting from new portfolio investments, the amortization of discounts, PIK; as well as decreases in the cost basis of investments resulting from principal repayments or sales, the amortization of premiums and acquisition costs, and other cost-basis adjustments.

Non-Syndicated Investments

As of September 30, 2014 and 2013, we held 29 non-syndicated investments with an aggregate fair value of $221.8 million and $196.3 million, or 78.9% and 76.4% of the total aggregate portfolio, respectively. During the year ended September 30, 2014, we invested in eight new non-syndicated investments totaling $70.7 million; sold two non-syndicated investments for net proceeds of $4.7 million in the aggregate, resulting in a combined realized loss of $13.5 million; and had six non-syndicated investments pay off at par, for which we received principal payments of $37.8 million and prepayment and success fees of $0.6 million in the aggregate. Additionally, during the year ended September 30, 2014, we funded a combined $13.3 million to existing non-syndicated portfolio companies through revolver draws and follow-on investments, while scheduled and unscheduled principal repayments were $10.5 million in the aggregate from existing non-syndicated portfolio companies (exclusive of the aforementioned $37.8 million in combined early payoffs at par). The following significant non-syndicated investment transactions occurred during the year ended September 30, 2014:

•

Alloy Die Casting Co. – In October 2013, we invested $7.0 million in Alloy Die Casting Co. (“ADC”), through a combination of senior term debt and equity. ADC, headquartered in Buena Park, California, is a manufacturer of high quality, finished aluminum and zinc metal components for a diverse range of end markets. This was a co-investment with one of our affiliated funds, Gladstone Investment Corporation (“Gladstone Investment”). Gladstone Investment invested an additional $16.3 million under the same terms as us.

•

Behrens Manufacturing, LLC – In December 2013, we invested $5.5 million in Behrens Manufacturing, LLC (“Behrens”) through a combination of senior term debt and equity. Behrens, headquartered in Winona, Minnesota, is a manufacturer and marketer of high quality, classic looking, utility products and containers. Gladstone Investment participated as a co-investor by investing an additional $12.9 million under the same terms as us.

•

J.America, Inc. – In December 2013, we invested $17.0 million in J.America, Inc. (“J.America”) through senior subordinated term debt. J.America, headquartered in Webberville, Michigan, is a supplier of licensed decorated and undecorated apparel and headwear to collegiate, resort and military markets, wholesale distributors and apparel decorators.

•

Meridian Rack & Pinion, Inc. – In December 2013, we invested $5.6 million in Meridian Rack & Pinion, Inc. (“Meridian”) through a combination of senior term debt and equity. Meridian, headquartered in San Diego, CA, is a provider of aftermarket and OEM replacement automotive parts, which it sells through both wholesale channels and online at www.BuyAutoParts.com. Gladstone Investment participated as a co-investor by investing $13.0 million under the same terms as us.

•

LocalTel, LLC – In December 2013, we sold our investment in LocalTel, LLC (“LocalTel”) for net proceeds that are contingent on an earn-out agreement, which resulted in a realized loss of $10.8 million recorded in the three months ended December 31, 2013. LocalTel had been on non-accrual status at the time of the sale.

•

Edge Adhesives Holdings, Inc. – In February 2014, we invested $11.1 million in Edge Adhesives Holdings, Inc. (“Edge”) through a combination of senior term debt, senior subordinated term debt and equity. Edge, headquartered in Fort Worth, TX, is a leading developer and manufacturer of innovative adhesives, sealants, tapes and related solutions used in building products, transportation, electrical and HVAC, among other markets. Gladstone Investment participated as a co-investor by investing $16.7 million under the same terms as us.

•

WadeCo Specialties Inc. – In March 2014, we invested $11.3 million in WadeCo Specialties, Inc. (“WadeCo”) through a combination of senior term debt, senior subordinated term debt and equity. Headquartered in Midland, TX, WadeCo provides production well chemicals to oil well operators used for corrosion prevention, separating oil, gas and water once extracted, bacteria growth management, and conditioning water utilized for hydraulic fracturing.

•

Lignetics, Inc. – In March 2014, we invested $7.0 million in Lignetics, Inc. (“Lignetics”) through a combination of senior subordinated term debt and equity. Lignetics, headquartered in Sandpoint, ID, is a manufacturer and distributor of branded wood pellets, which are used as a renewable fuel source for home and industrial heating, animal bedding, moisture absorption products used in fluid management in the energy production industry, and fire logs and fire starters.

•

BAS Broadcasting – In March 2014, we sold our investment in BAS Broadcasting (“BAS”) for net proceeds of $4.7 million, which resulted in a realized loss of $2.8 million recorded in the three months ended March 31, 2014.

•

Southern Petroleum Laboratories, Inc. – In August 2014, we invested $8.8 million in Southern Petroleum Laboratories, Inc. (“SPL”) through a combination of senior subordinated term debt and equity. SPL, headquartered in Houston, TX, provides the oil and gas production industry with independent lab, measurement and field meter services and well production allocation services.

Syndicated Investments

We held a total of 16 and 18 syndicate loans with an aggregate fair value of $59.5 million and $60.6 million, or 21.1% and 23.6% of our total investment portfolio, as of September 30, 2014 and 2013, respectively. During the year ended September 30, 2014, we invested in five new syndicated investments for a combined $11.0 million. Additionally, we had seven syndicated investments pay off early at par, for which we received principal payments of $15.7 million and prepayment fees of $0.3 million in the aggregate during the year ended September 30, 2014.

Investment Concentrations

As of September 30, 2014, we had loans in 45 portfolio companies located in 20 states in 17 different industries, with an aggregate fair value of $281.3 million. The five largest investments at fair value as of September 30, 2014 totaled $94.3 million, or 33.5% of our total investment portfolio, as compared to the five largest investments at fair value as of September 30, 2013 totaling $96.0 million, or 37.4% of our total investment portfolio. As of September 30, 2014, our average investment by obligor was $7.8 million at cost, compared to $7.1 million at cost as of September 30, 2013.

The following table outlines our investments by security type at September 30, 2014 and 2013:

	September 30, 2014				September 30, 2013
	Cost		Fair Value		Cost		Fair Value
Senior debt	$168,023	48.1%	$118,414	42.1%	$184,146	55.4%	$118,134	46.0%
Senior subordinated debt	151,782	43.5	135,887	48.3	129,013	38.8	126,675	49.3
Junior subordinated debt	—	—	—	—	494	0.2	561	0.2

Total debt investments	319,805	91.6	254,301	90.4	313,653	94.4	245,370	95.5

Preferred equity	21,496	6.1	13,478	4.8	12,268	3.7	4,626	1.8
Common equity/equivalents	7,984	2.3	13,507	4.8	6,345	1.9	6,882	2.7

Total equity investments	29,480	8.4	26,985	9.6	18,613	5.6	11,508	4.5

Total Investments	$349,285	100.0%	$281,286	100.0%	$332,266	100.0%	$256,878	100.0%

Our investments at fair value consisted of the following industry classifications at September 30, 2014 and 2013:

	September 30, 2014		September 30, 2013
Industry Classification	Fair Value	Percentage of Total Investments	Fair Value	Percentage of Total Investments
Healthcare, education and childcare	$47,538	16.9%	$45,339	17.7%
Oil and gas	42,831	15.2	15,174	5.9
Personal and non-durable consumer products	30,157	10.7	29,032	11.3
Diversified/conglomerate manufacturing	27,634	9.8	4,482	1.7
Electronics	24,811	8.8	33,711	13.1
Printing and publishing	23,999	8.5	22,224	8.7
Automobile	19,489	6.9	9,701	3.8
Cargo Transportation	12,838	4.6	12,984	5.1
Textiles and leather	8,171	2.9	8,476	3.3
Diversified natural resources, precious metals and minerals	7,176	2.6	—	—
Aerospace and defense	6,920	2.5	11,730	4.6
Buildings and real estate	6,617	2.4	6,392	2.5
Broadcast and entertainment	6,386	2.3	15,534	6.0
Beverage, food and tobacco	6,235	2.2	7,038	2.7
Mining, steel, iron and non-precious metals	4,455	1.6	17,733	6.9
Other, < 2.0%	4,205	1.5	10,903	4.2
Machinery	1,824	0.6	6,425	2.5

Total Investments	$281,286	100.0%	$256,878	100.0%

Our investments at fair value were included in the following U.S. geographic regions at September 30, 2014 and 2013:

	September 30, 2014		September 30, 2013
Geographic Region	Fair Value	Percentage of Total Investments	Fair Value	Percentage of Total Investments
Midwest	$107,387	38.2%	$118,570	46.2%
South	92,355	32.8	68,669	26.7
West	80,744	28.7	61,737	24.0
Northeast	800	0.3	7,902	3.1

Total Investments	$281,286	100.0%	$256,878	100.0%

The geographic region indicates the location of the headquarters for our portfolio companies. A portfolio company may have a number of other business locations in other geographic regions.

Investment Principal Repayment

The following table summarizes the contractual principal repayment and maturity of our investment portfolio by fiscal year, assuming no voluntary prepayments, at September 30, 2014:

Year Ending September 30,	Amount
2015	$81,074
2016	77,460
2017	12,431
2018	51,422
2019	51,182
Thereafter	47,499

Total contractual repayments	$321,068
Equity investments	29,480
Adjustments to cost basis on debt investments	(1,263)

Investment Portfolio as of September 30, 2014, at Cost:	$349,285

Receivables from Portfolio Companies

Receivables from portfolio companies represent non-recurring costs incurred on behalf of such portfolio companies and are included in other assets on our accompanying Consolidated Statements of Assets and Liabilities. As of September 30, 2014 and 2013, we had gross receivables from portfolio companies of $0.4 million and $0.7 million, respectively. The allowance for uncollectible receivables was and $0.1 million at both September 30, 2014 and 2013. In addition, as of September 30, 2014 and 2013, we recorded an allowance for uncollectible interest receivables of $0.4 million and $0, respectively, which is reflected in interest receivable on our accompanying Consolidated Statements of Assets and Liabilities. We generally maintain an allowance for uncollectible receivables from portfolio companies when the receivable balance becomes 90 days or more past due or if it is determined based upon management’s judgment that the portfolio company is unable to pay its obligations.

NOTE 4. RELATED PARTY TRANSACTIONS

Investment Advisory and Management Agreement

In accordance with the Advisory Agreement, we pay the Adviser certain fees as compensation for its services, such fees consisting of a base management fee, loan servicing fee and an incentive fee. The Adviser is controlled by our chairman and chief executive officer. On July 15, 2014, our Board of Directors, including a majority of the directors who are not parties to the agreement or interest persons of any such party, approved the annual renewal of the Advisory Agreement through August 31, 2015. The following table summarizes the base management fees, loan servicing fees, incentive fees and associated credits reflected in our accompanying Consolidated Statements of Operations:

	Year Ended September 30,
	2014	2013	2012
Average total assets subject to base management fee(A)	$293,200	$281,100	$308,250
Multiplied by annual base management fee of 2.0%	2.0%	2.0%	2.0%

Base management fee(B)	5,864	5,622	6,165
Portfolio company fee credit(C)	(797)	(324)	(342)
Senior syndicated loan fee waiver(D)	(117)	(183)	(428)

Net Base Management Fee	$4,950	$5,115	$5,395

Loan servicing fee(B)	3,503	3,656	3,604
Credit to base management fee - loan servicing fee(B)	(3,503)	(3,656)	(3,604)

Net Loan Servicing Fee	$—	$—	$—

Incentive fee (B)	$4,297	$4,343	$4,691
Incentive fee credit(E)	(1,180)	(1,014)	(278)

Net Incentive Fee	$3,117	$3,329	$4,413

Portfolio company fee credit(C)	$(797)	$(324)	$(342)
Senior syndicated loan fee waiver(D)	(117)	(183)	(428)
Incentive fee credit(E)	(1,180)	(1,014)	(278)

Credit to Fees from Adviser - Other(B)	$(2,094)	$(1,521)	$(1,048)

(A)

Average total assets subject to the base management fee is defined as total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings, valued at the end of the applicable quarters within the respective periods and adjusted appropriately for any share issuances or repurchases during the periods.

(B)	Reflected, on a gross basis, as a line item, on our accompanying Consolidated Statements of Operations.
(C)

Pursuant to the requirements of the 1940 Act, the Adviser makes available significant managerial assistance to our portfolio companies. The Adviser may also provide other services to our portfolio companies under other agreements and may receive fees for services other than managerial assistance. We generally credit 100.0% of these fees against the base management fee that we would otherwise be required to pay to the Adviser; however, pursuant to the terms of the Advisory Agreement, a small percentage of certain of such fees is retained by the Adviser.

(D)

Our Board of Directors accepted an unconditional and irrevocable voluntary waiver from the Adviser to reduce the annual 2.0% base management fee on senior syndicated loan participations to 0.5%, to the extent that proceeds resulting from borrowings were used to purchase such senior syndicated loan participations, for the years ended September 30, 2014, 2013 and 2012.

(E)

Our Board of Directors accepted an unconditional and irrevocable voluntary waiver from the Adviser to reduce the income-based incentive fee to the extent net investment income did not 100.0% cover distributions to common stockholders for the years ended September 30, 2014, 2013 and 2012.

Base Management Fee

The base management fee is computed and generally payable quarterly to the Adviser and is assessed at an annual rate of 2.0%, computed on the basis of the value of our average total assets at the end of the two most recently-completed quarters

(inclusive of the current quarter), which are total assets, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings. The base management fee is then adjusted by certain credits from the Adviser as explained in the notes to the table above.

Additionally, the Adviser services, administers and collects on the loans held by Business Loan, in return for which the Adviser receives a 2% annual fee payable monthly by Business Loan based on the monthly aggregate balance of loans held by Business Loan in accordance with our revolving line of credit. All loan servicing fees are credited back to us by the Adviser. Overall, the base management fee due to the Adviser cannot exceed 2% of total assets (as reduced by cash and cash equivalents pledged to creditors) during any given fiscal year.

Incentive Fee

The incentive fee consists of two parts: an income-based incentive fee and a capital gains incentive fee. The income-based incentive fee rewards the Adviser if our quarterly net investment income (before giving effect to any incentive fee) exceeds 1.75% of our net assets (the “hurdle rate”). The income-based incentive fee with respect to our pre-incentive fee net investment income is generally payable quarterly to the Adviser and is computed as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate (7.0% annualized);

•

100.0% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter (8.75% annualized); and

•	20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized).

Our Board of Directors accepted an unconditional and irrevocable voluntary waiver from the Adviser to reduce the income-based incentive fee to the extent net investment income did not 100.0% cover distributions to common stockholders for the years ended September 30, 2014, 2013 and 2012.

The second part of the incentive fee is a capital gains-based incentive fee that will be determined and payable in arrears as of the end of each fiscal year (or upon termination of the Advisory Agreement, as of the termination date) and equals 20.0% of our realized capital gains as of the end of the fiscal year. In determining the capital gains-based incentive fee payable to the Adviser, we calculate the cumulative aggregate realized capital gains and cumulative aggregate realized capital losses since our inception, and the entire portfolio’s aggregate net unrealized capital depreciation, if any, as of the date of the calculation. For this purpose, cumulative aggregate realized capital gains, if any, equals the sum of the differences between the net sales price of each investment, when sold, and the original cost of such investment since our inception. Cumulative aggregate realized capital losses equals the sum of the amounts by which the net sales price of each investment, when sold, is less than the original cost of such investment since our inception. The entire portfolio’s aggregate net unrealized capital depreciation, if any, equals the sum of the difference, between the valuation of each investment as of the applicable calculation date and the original cost of such investment. At the end of the applicable fiscal year, the amount of capital gains that serves as the basis for our calculation of the capital gains-based incentive fee equals the cumulative aggregate realized capital gains less cumulative aggregate realized capital losses, less the entire portfolio’s aggregate net unrealized capital depreciation, if any. If this number is positive at the end of such year, then the capital gains-based incentive fee for such year equals 20.0% of such amount, less the aggregate amount of any capital gains-based incentive fees paid in respect of our portfolio in all prior years. No capital gains-based incentive fee has been recorded since our inception through September 30, 2014, as cumulative net unrealized capital depreciation has exceeded cumulative realized capital gains net of cumulative realized capital losses.

Additionally, in accordance with GAAP, a capital gains-based incentive fee accrual is calculated using the aggregate cumulative realized capital gains and losses and aggregate cumulative unrealized capital depreciation included in the calculation of the capital gains-based incentive fee plus the aggregate cumulative unrealized capital appreciation. If such amount is positive at the end of a period, then GAAP requires us to record a capital gains-based incentive fee equal to 20.0% of such amount, less the aggregate amount of actual capital gains-based incentive fees paid in all prior years. If such amount is negative, then there is no accrual for such fiscal year. GAAP requires that the capital gains-based incentive fee accrual consider the cumulative aggregate unrealized capital appreciation in the calculation, as a capital gains-based incentive fee would be payable if such unrealized capital appreciation were realized. There can be no assurance that such unrealized capital appreciation will be realized in the future. There has been no GAAP accrual recorded for a capital gains-based incentive fee since our inception through September 30, 2014.

Administration Agreement

The Administration Agreement provides for payments equal to our allocable portion of the Administrator’s expenses incurred while performing services to us, which are primarily rent and the salaries and benefits expenses of the Administrator’s employees, including, but not limited to, the chief financial officer, treasurer, chief compliance officer, and general counsel and secretary (who also serves as the Adminstrator’s president). Prior to July 1, 2014, our allocable portion of the expenses were derived by multiplying that portion of the Administrator’s expenses allocable to all funds managed by the Adviser by the percentage of our total assets at the beginning of each quarter in comparison to the total assets at the beginning of each quarter of all funds managed by the Adviser.

Effective July 1, 2014, our allocable portion of the Administrator’s expenses are derived by multiplying the Administrator’s total expenses by the approximate percentage of time during the current quarter the Administrator’s employees performed services for us in relation to their time spent performing services for all companies serviced by the Administrator under contractual agreements. These administrative fees are accrued at the end of the quarter when the services are performed and recorded on our accompanying Consolidated Statements of Operations and generally paid the following quarter to the Administrator. On July 15, 2014, our Board of Directors approved the annual renewal of the Administration Agreement through August 31, 2015.

Related Party Fees Due

Amounts due to related parties on our accompanying Consolidated Statements of Assets and Liabilities were as follows:

	As of September 30,
	2014	2013
Base management fee due to Adviser	$604	$529
Incentive fee due to Adviser	271	1,177

Total fees due to Adviser	875	1,706

Fee due to Administrator	218	126

Total Related Party Fees Due	$1,093	$1,832

Other operating expenses due to the Adviser as of September 30, 2014 and 2013, totaled $20 and $18, respectively. In addition, other co-investment expenses due to Gladstone Investment totaled $41 and $0.2 million for the years ended September 30, 2014 and 2013, respectively. These expenses were paid in full subsequent to each fiscal year end and have been included in other liabilities on the accompanying Consolidated Statements of Assets and Liabilities as of September 30, 2014 and 2013.

Notes Receivable from Former Employees

We have, from time to time, held promissory notes from certain of our former employees, who are now employees of the Adviser. The notes were for the exercise of options granted under our Amended and Restated 2001 Equity Incentive Plan, which has since been terminated. The notes require the quarterly payment of interest at the market rate in effect at the date of issuance, have varying terms not exceeding ten years and have been recorded as a reduction of net assets. The notes are evidenced by full recourse notes that are due upon maturity or 60 days following termination of employment with the Adviser, and the shares of common stock purchased with the proceeds of the notes were posted as collateral. We received $0.1 million and $2.8 million in aggregated principal repayments during the years ended September 30, 2014 and 2013, respectively. We recognized interest income from all employee notes of an aggregated $14, $0.1 million and $0.3 million for the years ended September 30, 2014, 2013 and 2012, respectively.

The following table is a summary of all outstanding notes issued to employees of the Adviser of September 30, 2014 and 2013:

Issue Date	Original Amount of Employee Note		Outstanding Balance on Employee Note As of September 30,		Maturity Date	Interest Rate on Note
			2014	2013
Jul-06	$275	(A)	$100	$175	Jul-15	8.26%

(A)

On September 7, 2010, we entered into a redemption agreements (the “Redemption Agreement”) with Laura Gladstone, a Managing Director of the Adviser and the daughter of Mr. Gladstone, in connection with the maturity of secured promissory notes executed by Ms. Gladstone on July 13, 2006, in the principal amount of $0.3 million (the “Note”). Ms. Gladstone originally executed the Notes to facilitate her payment of the exercise price of certain stock options (the “Options”) to acquire shares of our common stock. Concurrently with the execution of the Note, we, together with Ms. Gladstone entered into a stock pledge agreement (the “Pledge Agreement”), pursuant to which Ms. Gladstone granted to us a first priority security interest in the Pledged Collateral (as defined in the respective Pledge Agreements), which included 18,334 shares of our common stock that Ms. Gladstone acquired pursuant to the exercise of the Options (collectively, the “Pledged Shares”). The Redemption Agreement provides that, pursuant to the terms and conditions thereof, we will automatically accept and retire the Pledged Shares in partial or full satisfaction, as applicable, of Ms. Gladstone’s obligations to us under the Notes at such time, if ever, that the trading price of our common stock reaches $15 per share. In entering into the Redemption Agreement, we reserved all of our existing rights under the Note and the Pledge Agreement, including, but not limited to, the ability to foreclose on the Pledged Collateral at any time. During the years ended September 30, 2014 and 2013, Ms. Gladstone paid down $75 and $0.1 million, respectively, of the principal of her Note, leaving a principal balance of $0.1 million and $0.2 million outstanding as of September 30, 2014 and September 30, 2013, respectively. In connection with Ms. Gladstone’s pay downs of principal, we have not released any of our first priority security interests on her Pledged Shares.

In accordance with ASC 505, “Equity,” receivables from employees for the issuance of capital stock to employees prior to the receipt of cash payment should be reflected in the balance sheet as a reduction to stockholders’ equity. Therefore, our remaining note totaling $0.1 million and $0.2 million as of September 30, 2014 and 2013, respectively, was recorded as a note receivable from employee and is included in the net assets section of our accompanying Consolidated Statements of Assets and Liabilities. As of September 30, 2014, we determined that this note was still full recourse.

NOTE 5. BORROWINGS

Revolving Credit Facility

On April 26, 2013, we, through our wholly-owned subsidiary, Business Loan, entered into Amendment No. 6 to the fourth amended and restated credit agreement (our “Credit Facility”) to extend the revolving period end date for one year to January 19, 2016. Our $137.0 million revolving Credit Facility was arranged by Key Equipment Finance Inc. (effective January 1, 2014, now known as Key Equipment Finance, a division of KeyBank National Association) (“Key Equipment”) as administrative agent. Keybank National Association (“Keybank”), Branch Banking and Trust Company and ING Capital LLC also joined our Credit Facility as committed lenders. Subject to certain terms and conditions, our Credit Facility may be expanded from $137.0 to a maximum of $237.0 million through the addition of other committed lenders to the facility. The interest rates on advances under our Credit Facility generally bear interest at a 30-day LIBOR plus 3.75% per annum, with a commitment fee of 0.5% per annum on undrawn amounts when our facility is drawn more than 50.0% and 1.0% per annum on undrawn amounts when our facility is drawn less than 50.0%. If our Credit Facility is not renewed or extended by January 19, 2016, all principal and interest will be due and payable on or before November 30, 2016. Prior to the April 26, 2013 amendment, on January 29, 2013, we, through Business Loan, amended our Credit Facility to remove the LIBOR minimum of 1.5% on advances. We incurred fees of $0.6 million in January 2013 and $0.7 million in April 2013 in connection with these amendments, which are being amortized through our Credit Facility’s revolver period end date of January 19, 2016. All other terms of our Credit Facility remained generally unchanged at the time of these amendments.

The following tables summarize noteworthy information related to our Credit Facility (at cost) as of September 30, 2014 and 2013 and during the years ended September 30, 2014, 2013 and 2012.

	As of September 30,
	2014	2013
Commitment amount	$137,000	$137,000
Borrowings outstanding	36,700	46,900
Availability	57,500	60,880

	Year Ended September 30,
	2014	2013	2012
Weighted average borrowings outstanding	$41,866	$53,207	$72,192
Weighted average interest rate(A)	6.3%	6.0%	6.1%
Commitment (unused) fees incurred	$959	$853	$520

(A)	Excludes the impact of deferred financing fees and includes the weighted average unused commitment fees.

Interest is payable monthly during the term of our Credit Facility. Available borrowings are subject to various constraints imposed under our Credit Facility, based on the aggregate loan balance pledged by Business Loan, which varies as loans are added and repaid, regardless of whether such repayments are prepayments or made as contractually required.

Our Credit Facility requires that any interest or principal payments on pledged loans be remitted directly by the borrower into a lockbox account with Key Equipment as custodian. Key Equipment, who also serves as the trustee of the account, remits the collected funds to us monthly.

Our Credit Facility contains covenants that require Business Loan to maintain its status as a separate legal entity, prohibit certain significant corporate transactions (such as mergers, consolidations, liquidations or dissolutions), and restrict material changes to our credit and collection policies without the lenders’ consents. Our Credit Facility also generally limits payments of distributions to our stockholders to our aggregate net investment income for each of the twelve month periods ending September 30, 2014, 2015 and 2016. Business Loan is subject to certain limitations on the type of loan investments it can apply as collateral towards the borrowing base in order to receive additional borrowing availability under our Credit Facility, including restrictions on geographic concentrations, sector concentrations, loan size, interest rate type, payment frequency and status, average life and lien property. Our Credit Facility further requires Business Loan to comply with other financial and operational covenants, which obligate Business Loan to, among other things, maintain certain financial ratios, including asset and interest coverage and a minimum number of 20 obligors required in the borrowing base. Additionally, we are subject to a performance guaranty that requires us to maintain (i) a minimum net worth (defined in our Credit Facility to include our mandatorily redeemable preferred stock) of $190.0 million plus 50.0% of all equity and subordinated debt raised after January 19, 2012, which equates to $220.5 million as of September 30, 2014, (ii) asset coverage with respect to senior securities representing indebtedness and senior securities that are stock, (our “Senior Securities”), of at least 200.0%, in accordance with Section 18, as modified by Section 61, of the 1940 Act and (iii) our status as a BDC under the 1940 Act and as a RIC under the Code. As of September 30, 2014, and as defined in the performance guaranty of our Credit Facility, we had a net worth of $260.7 million, an asset coverage of 305.4% and an active status as a BDC and RIC. In addition, we had 29 obligors in the borrowing base of our Credit Facility as of September 30, 2014. As of September 30, 2014, we were in compliance with all of the facility covenants.

On July 15, 2013, we, through Business Loan, entered into an interest rate cap agreement with Keybank, effective July 9, 2013 and expiring January 19, 2016, for a notional amount of $35.0 million that effectively limits the interest rate on a portion of our borrowings under the terms of our Credit Facility. The one month LIBOR cap is set at 5.0%. We incurred a premium fee of $62 in conjunction with this agreement, which is recorded in other assets on our accompanying Consolidated Statements of Assets and Liabilities. As of September 30, 2014 and 2013, the fair value of our interest rate cap agreement was $0 and $4, respectively.

Fair Value

We elected to apply the fair value option of ASC 825, “Financial Instruments,” specifically for our Credit Facility, which was consistent with our application of ASC 820 to our investments. Generally, the fair value of our Credit Facility is determined using a yield analysis which includes a DCF calculation and also takes into account the Valuation Team’s own assumptions, including, but not limited to, the estimated remaining life, counterparty credit risk, current market yield and interest rate spreads of similar securities as of the measurement date. As of September 30, 2014 and 2013, the discount rate used to determine the fair value of our Credit Facility was 4.0% and 4.3%, respectively. Generally, an increase or decrease in the discount rate used in the DCF calculation, may result in a corresponding increase or decrease, respectively, in the fair value of our Credit Facility. As of September 30, 2014 and 2013, our Credit Facility was valued using Level 3 inputs and any changes in its fair value are recorded in net unrealized depreciation (appreciation) of other on our accompanying Consolidated Statements of Operations.

The following tables present our Credit Facility carried at fair value as of September 30, 2014 and 2013, on our accompanying Consolidated Statements of Assets and Liabilities for Level 3 of the hierarchy established by ASC 820 and the changes in fair value of our Credit Facility during the years ended September 30, 2014 and 2013:

	Total Recurring Fair Value Measurement Reported in Consolidated Statements of Assets and Liabilities Using Significant Unobservable Inputs (Level 3) As of September 30,
	2014	2013
Credit Facility	$38,013	$47,102

Fair Value Measurements Using Significant Unobservable Data Inputs (Level 3)

	Year Ended September 30,
	2014	2013
Fair value as of September 30, 2013 and 2012, respectively	$47,102	$62,451
Borrowings	108,800	84,800
Repayments	(119,000)	(96,700)
Net unrealized appreciation (depreciation) (A)	1,111	(3,449)

Fair Value as of September 30, 2014 and 2013, respectively	$38,013	$47,102

(A)	Included in net unrealized appreciation (depreciation) of other on our accompanying Consolidated Statements of Assets and Liabilities for the years ended September 30, 2014 and 2013.

The fair value of the collateral under our Credit Facility was approximately $222.0 million and $229.3 million in aggregate as of September 30, 2014 and 2013, respectively.

NOTE 6. MANDATORILY REDEEMABLE PREFERRED STOCK

In May 2014, we completed a public offering of approximately 2.4 million shares of 6.75% Series 2021 Term Preferred Stock, par value $0.001 per share (“Series 2021 Term Preferred Stock”), at a public offering price of $25.00 per share. Gross proceeds totaled $61.0 million and net proceeds, after deducting underwriting discounts, commissions and offering expenses borne by us, were approximately $58.5 million, a portion of which was used to voluntarily redeem all 1.5 million outstanding shares of our then existing 7.125% Series 2016 Term Preferred Stock, par value $0.001 per share (“Series 2016 Term Preferred Stock”) and the remainder was used to repay a portion of outstanding borrowings under our Credit Facility. In connection with the voluntary redemption of our Series 2016 Term Preferred Stock, we recognized a realized loss on extinguishment of debt of $1.3 million, which has been reflected on our accompanying Consolidated Statement of Operations and which is primarily comprised of the unamortized deferred issuance costs at the time of redemption.

We incurred approximately $2.5 million in total offering costs related to the issuance of our Series 2021 Term Preferred Stock, which are recorded as deferred financing fees on our accompanying Consolidated Statements of Assets and Liabilities and are being amortized over the redemption period ending June 30, 2021. The shares of our Series 2021 Term Preferred Stock have a mandatory redemption date of June 30, 2021, and are traded under the ticker symbol “GLADO” on the NASDAQ Global Select Market. Our Series 2021 Term Preferred Stock is not convertible into our common stock or any other security and provides for a fixed dividend equal to 6.75% per year, payable monthly (which equates in total to approximately $4.1 million per year). We are required to redeem all of the outstanding Series 2021 Term Preferred Stock on June 30, 2021 for cash at a redemption price equal to $25.00 per share plus an amount equal to all unpaid dividends and distributions on such share accumulated to (but excluding) the date of redemption (the “Redemption Price”). We may additionally be required to mandatorily redeem some or all of the shares of our Series 2021 Term Preferred Stock early, at the Redemption Price, in the event of the following: (1) upon the occurrence of certain events that would constitute a change in control of us, we would be required to redeem all of the outstanding Series 2021 Term Preferred Stock and (2) if we fail to maintain an asset coverage ratio of at least 200.0% and do not take steps to cure such asset coverage amount within a specified period of time. We may also voluntarily redeem all or a portion of the Series 2021 Term Preferred Stock at our option at the Redemption Price in order to have an asset coverage ratio of up to and including 240.0% and, at any time on or after June 30, 2017. If we fail to redeem our Series 2021 Term Preferred Stock pursuant to the mandatory redemption required on June 30, 2021, or in any other circumstance in which we are required to mandatorily redeem our Series 2021 Term Preferred Stock, then the fixed dividend rate will increase by 4.0% for so long as such failure continues. As of September 30, 2014, we have not redeemed any of our outstanding Series 2021 Term Preferred Stock.

In November 2011, we completed a public offering of approximately 1.5 million shares of our Series 2016 Term Preferred Stock, at a public offering price of $25.00 per share. Gross proceeds totaled $38.5 million and net proceeds, after deducting underwriting discounts, commissions and offering expenses borne by us, were $36.4 million, a portion of which was used to repay a portion of outstanding borrowings under our Credit Facility. We incurred $2.1 million in total offering costs related to these transactions, which were recorded as deferred financing fees on our accompanying Consolidated Statements of Assets and Liabilities and were amortized over the redemption period ending December 31, 2016. In May 2014, when we voluntarily redeemed our Series 2016 Term Preferred Stock, the remaining unamortized costs were fully written off as part of the realized loss on extinguishment of debt discussed above. Our Series 2016 Term Preferred Stock provided for a fixed dividend equal to 7.125% per year, payable monthly (which equated in total to approximately $2.7 million per year). The shares of our Series 2016 Term Preferred were traded under the ticker symbol of “GLADP” on the NASDAQ Global Select Market. In connection with the voluntary redemption, shares of our Series 2016 Term Preferred Stock were removed from listing on May 22, 2014.

We paid the following monthly distributions on our Series 2016 Term Preferred Stock for the years ended September 30, 2014 and 2013, respectively:

Fiscal Year	Declaration Date	Record Date	Payment Date	Distribution per Series 2016 Term Preferred Share
2014	October 8, 2013	October 22, 2013	October 31, 2013	$0.14843750
	October 8, 2013	November 14, 2013	November 29, 2013	0.14843750
	October 8, 2013	December 16, 2013	December 31, 2013	0.14843750
	January 7, 2014	January 22, 2014	January 31, 2014	0.14843750
	January 7, 2014	February 19, 2014	February 28, 2014	0.14843750
	January 7, 2014	March 17, 2014	March 31, 2014	0.14843750
	April 8, 2014	April 21, 2014	April 30, 2014	0.14843750
	April 8, 2014	May 20, 2014	May 23, 2014(A)	0.14843750

			Fiscal Year 2014 Total:	$1.18750000

2013	October 10, 2012	October 22, 2012	October 31, 2012	$0.14843750
	October 10, 2012	November 19, 2012	November 30, 2012	0.14843750
	October 10, 2012	December 19, 2012	December 31, 2012	0.14843750
	January 8, 2013	January 18, 2013	January 31, 2013	0.14843750
	January 8, 2013	February 15, 2013	February 28, 2013	0.14843750
	January 8, 2013	March 15, 2013	March 28, 2013	0.14843750
	April 9, 2013	April 22, 2013	April 30, 2013	0.14843750
	April 9, 2013	May 20, 2013	May 31, 2013	0.14843750
	April 9, 2013	June 19, 2013	June 28, 2013	0.14843750
	July 9, 2013	July 19, 2013	July 31, 2013	0.14843750
	July 9, 2013	August 21, 2013	August 30, 2013	0.14843750
	July 9, 2013	September 18, 2013	September 30, 2013	0.14843750

			Fiscal Year 2013 Total:	$1.78125000

(A)	We redeemed all of the outstanding shares of our Series 2016 Term Preferred Stock on May 23, 2014 and at that time, we paid the May dividends in full for record holders as of May 20, 2014.

We paid the following monthly distributions on our Series 2021 Term Preferred Stock for the year ended September 30, 2014 (no distributions were paid on our Series 2021 Term Preferred Stock prior to June 30, 2014):

Fiscal Year	Declaration Date	Record Date	Payment Date	Distribution per Series 2021 Term Preferred Share
2014	May 29, 2014	June 19, 2014	June 30, 2014(B)	$0.19687500
	July 15, 2014	July 25, 2014	August 5, 2014	0.14062500
	July 15, 2014	August 20, 2014	August 29, 2014	0.14062500
	July 15, 2014	September 19, 2014	September 30, 2014	0.14062500

			Fiscal Year 2014 Total:	$0.61875000

(B)	The dividend declared on May 29, 2014 on our Series 2021 Term Preferred Stock covers the partial period from May 20, 2014 through May 31, 2014 and also covers the June 2014 dividend.

In accordance with ASC 480, “Distinguishing Liabilities from Equity,” mandatorily redeemable financial instruments should be classified as liabilities in the balance sheet and we have recorded our term preferred stock at cost as of September 30, 2014 and 2013. The related distribution payments to preferred stockholders are treated as dividend expense on our statement of operations as of the ex-dividend date. For disclosure purposes, the fair value, based on the last quoted closing price, for our Series 2021 Term Preferred Stock as of September 30, 2014, was approximately $63.0 million and for our Series 2016 Term Preferred Stock as of September 30, 2013, was approximately $40.0 million. We consider our mandatorily redeemable preferred stock to be a Level 1 liability within the ASC 820 hierarchy.

Aggregate preferred stockholder distributions declared and paid on our Series 2016 Term Preferred Stock for the years ended September 30, 2014 and 2013, were approximately $1.8 million and $2.7 million, respectively. Aggregate preferred stockholder distributions declared and paid on our Series 2021 Term Preferred Stock for the year ended September 30, 2014, were approximately $1.5 million. For federal income tax purposes, distributions paid by us to preferred stockholders generally constitute ordinary income to the extent of our current and accumulated earnings and profits.

NOTE 7. COMMON STOCK TRANSACTIONS

We filed Post-effective Amendment No. 1 to our universal shelf registration statement (our “Registration Statement”) on Form N-2 (File No. 333-185191) with the SEC on December 23, 2013, and subsequently filed Post-effective Amendment No. 2 on February 14, 2014, which the SEC declared effective on February 21, 2014. Our Registration Statement registers an aggregate of $300.0 million in securities, consisting of common stock, preferred stock, subscription rights, debt securities and warrants to purchase common stock or preferred stock. We currently have the ability to issue up to $239.0 million in securities under our Registration Statement through one or more transactions. We issued approximately 2.4 million shares of our Series 2021 Term Preferred Stock under our Registration Statement in May 2014 for gross proceeds of $61.0 million. No other securities have been issued to date under our Registration Statement.

In October 2012, we terminated an equity distribution agreement that we and the Adviser entered into with BB&T Capital Markets, a division of Scott & Stringfellow, LLC (the “Agent”) on May 17, 2010 (the “Agreement”), under which we could, from time to time, issue and sell through the Agent, as sales agent, up to 2.0 million shares of our common stock, par value $0.001 per share. No shares were ever issued pursuant to this Agreement. Prepaid costs of $0.2 million related to the origination of this Agreement were expensed in the three months ended September 30, 2012.

NOTE 8. NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS PER COMMON SHARE

The following table sets forth the computation of basic and diluted net increase (decrease) in net assets resulting from operations per weighted average common share for the years ended September 30, 2014, 2013 and 2012:

	Year Ended September 30,
	2014	2013	2012
Numerator for basic and diluted net increase (decrease) in net assets resulting from operations per common share	$11,233	$32,219	$(8,008)
Denominator for basic and diluted weighted average common shares	21,000,160	21,000,160	21,011,123

Basic and Diluted Net Increase (Decrease) in Net Assets Resulting from Operations per Weighted Average Common Share	$0.53	$1.53	$(0.38)

NOTE 9. DISTRIBUTIONS TO COMMON STOCKHOLDERS

To qualify to be taxed as a RIC, we are required to distribute to our stockholders 90.0% of our investment company taxable income. The amount to be paid out as distributions to our stockholders is determined by our Board of Directors quarterly and is based on management’s estimate of the fiscal year earnings. Based on that estimate, our Board of Directors declares three monthly distributions each quarter.

The federal income tax characteristics of all distributions will be reported to stockholders on the Internal Revenue Service Form 1099 at the end of each calendar year. For each of the nine months ended September 30, 2013, approximately 92.0% of our common distributions were deemed to be paid from ordinary income, with the remainder of approximately 8.0% deemed to be from a return of capital. For each of the three months ended December 31, 2013, approximately 100.0% of our common distributions were deemed to be paid from ordinary income, with none deemed to be from a return of capital. For the calendar year ended December 31, 2012, approximately 92.0% of our common distributions were deemed to be paid from ordinary income with the remainder of approximately 8.0% deemed to be from a return of capital. The return of capital in both the 2013 and 2012 calendar years resulted primarily from GAAP realized losses being recognized as ordinary losses for federal income tax purposes. For the calendar year ended December 31, 2011, 100.0% of our distributions were deemed to be paid from ordinary income.

We paid the following monthly distributions to common stockholders for the fiscal years ended September 30, 2014 and 2013:

Fiscal Year	Declaration Date	Record Date	Payment Date	Distribution per Common Share
2013	October 8, 2013	October 22, 2013	October 31, 2013	$0.07
	October 8, 2013	November 14, 2013	November 29, 2013	0.07
	October 8, 2013	December 16, 2013	December 31, 2013	0.07
	January 7, 2014	January 22, 2014	January 31, 2014	0.07
	January 7, 2014	February 19, 2014	February 28, 2014	0.07
	January 7, 2014	March 17, 2014	March 31, 2014	0.07
	April 8, 2014	April 21, 2014	April 30, 2014	0.07
	April 8, 2014	May 20, 2014	May 30, 2014	0.07
	April 8, 2014	June 19, 2014	June 30, 2014	0.07
	July 15, 2014	July 25, 2014	August 5, 2014	0.07
	July 15, 2014	August 20, 2014	August 29, 2014	0.07
	July 15, 2014	September 19, 2014	September 30, 2014	0.07

			Fiscal Year 2014 Total:	$0.84

2013	October 10, 2012	October 22, 2012	October 31, 2012	$0.07
	October 10, 2012	November 19, 2012	November 30, 2012	0.07
	October 10, 2012	December 19, 2012	December 31, 2012	0.07
	January 8, 2013	January 18, 2013	January 31, 2013	0.07
	January 8, 2013	February 15, 2013	February 28, 2013	0.07
	January 8, 2013	March 15, 2013	March 28, 2013	0.07
	April 9, 2013	April 22, 2013	April 30, 2013	0.07
	April 9, 2013	May 20, 2013	May 31, 2013	0.07
	April 9, 2013	June 19, 2013	June 28, 2013	0.07
	July 9, 2013	July 19, 2013	July 31, 2013	0.07
	July 9, 2013	August 21, 2013	August 30, 2013	0.07
	July 9, 2013	September 18, 2013	September 30, 2013	0.07

			Fiscal Year 2013 Total:	$0.84

Aggregate distributions declared and paid to our common stockholders were approximately $17.6 million for each of the years ended September 30, 2014 and 2013, and were declared based on estimates of net investment income for the respective fiscal years. For each of the years ended September 30, 2014, 2013 and 2012, common stockholder distributions declared and paid exceeded our accumulated earnings and profits (after taking into account mandatorily redeemable preferred stock dividends), which resulted in an estimated partial return of capital of approximately $15.2 million, $1.3 million and $1.5 million, respectively. The returns of capital primarily resulted from GAAP realized losses being recognized as ordinary losses for federal income tax purposes in each of those fiscal years.

The components of our net assets on a tax basis were as follows:

	Year Ended September 30,
	2014	2013
Common stock	$21	$21
Capital in excess of par value	307,348	322,936
Notes receivable from employees	(100)	(175)
Cumulative net unrealized depreciation of investments	(68,659)	(78,239)
Cumulative net unrealized appreciation of other	(1,374)	(260)
Capital loss carryforward	(36,228)	(35,569)
Post-October tax loss deferral	—	(2,486)
Other temporary differences	(1,348)	(236)

Net Assets	$199,660	$205,992

We intend to retain some or all of our realized capital gains first to the extent we have available capital loss carryforwards and second, through treating the retained amount as a “deemed distribution.” As of September 30, 2014, we had $26.4 million and $0.9 million of capital loss carryforwards that expire in 2018 and 2019, respectively. Additionally, as of September 30, 2014, we had $9.0 million of capital loss carryforwards that do not expire. We had no deemed distributions during the years ended September 30, 2014, 2013 and 2012.

For the years ended September 30, 2014 and 2013, we recorded the following adjustments for book-tax differences to reflect tax character. Results of operations, net assets nor cash flows were affected by this revision.

	Year Ended September 30,
	2014	2013
Overdistributed net investment income	$(2,556)	$(373)
Accumulated net realized losses	18,144	2,151
Capital in excess of par value	(15,588)	(1,778)

The tax character of distributions paid by us to common stockholders is summarized as follows:

	Year Ended September 30,
	2014	2013	2012
Distributions from:
Ordinary income	$2,430	$16,309	$16,189
Return of capital	15,210	1,331	1,461

Total Common Distributions	$17,640	$17,640	$17,650

NOTE 10. FEDERAL AND STATE INCOME TAXES

We intend to continue to maintain our qualifications as a RIC for federal income tax purposes. As a RIC, we are not subject to federal income tax on the portion of our taxable income and gains that we distribute to stockholders. To maintain our qualification as a RIC, we must meet certain source-of-income and asset diversification requirements. In addition, in order to qualify to be taxed as a RIC, we must also meet certain annual stockholder distribution requirements. To satisfy the RIC annual distribution requirement, we must distribute to stockholders at least 90.0% of our investment company taxable income. Our policy generally is to make distributions to our stockholders in amount up to 100.0% of our investment company taxable income. Because we have distributed more than 90.0% of our investment company taxable income, no income tax provisions have been recorded for the years ended September 30, 2014, 2013 and 2012.

In an effort to limit certain federal excise taxes imposed on RICs, we generally distribute during each calendar year, an amount at least equal to the sum of (1) 98.0% of our ordinary income for the calendar year, (2) 98.2% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gains in excess of capital losses for preceding years that were not distributed during such years. No excise tax provisions have been recorded for the years ended September 30, 2014, 2013 and 2012.

Under the RIC Modernization Act (the “RIC Act”), we are permitted to carry forward capital losses incurred in taxable years beginning after September 30, 2011, for an unlimited period. However, any losses incurred during those future taxable years will be required to be utilized prior to the losses incurred in pre-enactment taxable years, which carry an expiration date. As a result of this ordering rule, pre-enactment capital loss carryforwards may be more likely to expire unused. Additionally, post-enactment capital loss carryforwards will retain their character as either short-term or long-term capital losses rather than being considered all short-term as permitted under the Treasury regulations applicable to pre-enactment capital losses.

NOTE 11. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

We are party to certain legal proceedings incidental to the normal course of our business, including the enforcement of our rights under contracts with our portfolio companies. We are required to establish reserves for litigation matters where those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, we do not establish reserves. Based on current knowledge, we do not believe that loss contingencies, if any, arising from pending investigations, litigation or regulatory matters will have a material adverse effect on our financial condition, results of operation or cash flows. Additionally, based on our current knowledge, we do not believe such loss contingencies are both probable and estimable and therefore, as of as of September 30, 2014, we have not established reserves for such loss contingencies.

Escrow Holdbacks

From time to time, we will enter into arrangements as it relates to exits of certain investments whereby specific amounts of the proceeds are held in escrow in order to be used to satisfy potential obligations as stipulated in the sales agreements. We record escrow amounts in restricted cash on our accompanying Consolidated Statements of Assets and Liabilities. We establish a contingent liability against the escrow amounts if we determine that it is probable and estimable that a portion of the escrow amounts will not be ultimately received at the end of the escrow period. We recorded $0 in aggregate contingent liabilities against the escrow amounts as of September 30, 2014 and 2013.

Financial Commitments and Obligations

We have lines of credit with certain of our portfolio companies that have not been fully drawn. Since these commitments have expiration dates and we expect many will never be fully drawn, the total commitment amounts do not necessarily represent future cash requirements.

In addition to the lines of credit with portfolio companies, we, from time to time, have also extended certain guarantees on behalf of some of our portfolio companies during the normal course of business. In January 2012, we executed a guarantee for one of our Control investments, Viapack, to irrevocably and unconditionally guarantee payment and performance of Viapack’s obligations regarding purchase agreements and expenses to one of its vendors. This guarantee, for a maximum amount of $0.3 million, was terminated effective January 4, 2013, as part of the sale of our investment in Viapack. We were never required to make any payments on this guarantee. As of September 30, 2014 and 2013, we were not party to any guarantees.

When investing in certain private equity funds, we may have uncalled capital commitments depending on the agreed upon terms of our committed ownership interest. These capital commitments usually have a specific date in the future set as a closing date, at which time the commitment is either funded or terminates. As of September 30, 2014 and 2013, we had uncalled capital commitments related to our partnership interest in Leeds Novamark Capital I, L.P.

The following table summarizes the dollar balances of our unused line of credit and uncalled capital commitments as of September 30, 2014 and 2013, which are not reflected as liabilities in the accompanying Consolidated Statements of Assets and Liabilities.

	As of September 30,
	2014	2013
Unused line of credit commitments	$5,905	$6,524
Uncalled capital commitment	2,827	2,700

Total	$8,732	$9,224

NOTE 12. FINANCIAL HIGHLIGHTS

	As of and for the Year Ended September 30,
	2014	2013	2012	2011	2010
Per Common Share Data:
Net asset value at beginning of year (A)	$9.81	$8.98	$10.16	$11.85	$11.81
Income from investment operations(B)
Net investment income	0.87	0.88	0.91	0.88	0.84
Net realized loss on investments and escrows	(0.58)	(0.25)	(0.61)	(0.06)	(0.14)
Net unrealized appreciation (depreciation) of investments	0.35	0.74	(0.53)	(1.84)	0.11
Realized loss on extinguishment of debt	(0.06)	—	—	—	—
Net unrealized (appreciation) depreciation of other	(0.05)	0.16	(0.15)	0.02	(0.03)

Total from investment operations	0.53	1.53	(0.38)	(1.00)	0.78

Distributions to common stockholders from(B)(C)
Taxable ordinary income	(0.12)	(0.78)	(0.77)	(0.84)	(0.80)
Return of capital	(0.72)	(0.06)	(0.07)	—	(0.04)

Total distributions	(0.84)	(0.84)	(0.84)	(0.84)	(0.84)

Capital share transactions(B)
Repayment of principal (including stock redemption) on employee notes	—	0.14	0.02	0.15	0.07
Anti-dilutive effect of common stock reduction	—	—	—	—	0.03

Total from capital share transactions	—	0.14	0.02	0.15	0.10

Other, net(B)(D)	0.01	—	0.02	—	—

Net asset value at end of year(A)	$9.51	$9.81	$8.98	$10.16	$11.85

Per common share market value at beginning of year	$8.73	$8.75	$6.86	$11.27	$8.93
Per common share market value at end of year	8.77	8.73	8.75	6.86	11.27
Total return(E)	9.62%	9.90%	41.39%	(33.77)%	37.46%
Common stock outstanding at end of year(A)	21,000,160	21,000,160	21,000,160	21,039,242	21,039,242

Statement of Assets and Liabilities Data:
Net assets at end of year	$199,660	$205,992	$188,564	$213,721	$249,246
Average net assets(F)	201,009	189,599	201,012	235,901	249,968
Senior Securities Data:
Borrowings under Credit Facility, at cost	$36,700	$46,900	$58,800	$99,400	$16,800
Mandatorily redeemable preferred stock	61,000	38,497	38,497	—	—
Asset coverage ratio(G)	305%	341%	296%	315%	1,419%
Average coverage per unit(H)	$3,054	$3,410	$2,963	$3,150	$14,187
Ratios/Supplemental Data:
Ratio of expenses to average net assets(I)	11.85%	12.10%	12.90%	8.82%	8.65%
Ratio of net expenses to average net assets(J)(K)	9.06	9.37	10.59	7.12	7.11
Ratio of net investment income to average net assets(L)	9.14	9.70	9.47	7.81	7.10

(A)	Based on actual shares outstanding at the end of the corresponding fiscal year.
(B)	Based on weighted average basic per share data.
(C)	Distributions are determined based on taxable income calculated in accordance with income tax regulations, which may differ from amounts determined under GAAP.
(D)

Represents the impact of the different share amounts (weighted average shares outstanding during the fiscal year and shares outstanding at the end of the fiscal year) in the per share data calculations and rounding impacts.

(E)

Total return equals the change in the ending market value of our common stock from the beginning of the fiscal year, taking into account dividends reinvested in accordance with the terms of our dividend reinvestment plan. Total return does not take into account distributions that may be characterized as a return of capital. For further information on the estimated character of our distributions to common stockholders, please refer to Note 9—Distributions to Common Stockholders.

(F)	Computed using the average of the balance of net assets at the end of each month of the fiscal year.
(G)

As a BDC, we are generally required to maintain an asset coverage ratio (as defined in Section 18(h) of the 1940 Act) of at least 200.0% on our Senior Securities. Our mandatorily redeemable preferred stock is a Senior Security that is stock.

(H)	Asset coverage per unit is the asset coverage ratio expressed in terms of dollar amounts per one thousand dollars of indebtedness.
(I)

Ratio of expenses to average net assets is computed using expenses, before credits and waivers, from the Adviser. The ratio of expenses to average net assets for the twelve months ended September 30, 2013, 2012, 2011 and 2010 were revised from the previously reported ratios, which were 10.17%, 11.11%, 7.39% and 7.28%. Refer to Note 2—Summary of Significant Accounting Policies for additional information on the revisions.

(J)	Ratio of net expenses to average net assets is computed using total expenses, net of credits and waivers from the Adviser, to the base management, loan servicing and incentive fees.

(K)

Had we not received any voluntary waivers of the incentive fee due to the Adviser, the ratio of net expenses to average net assets would have been 9.65%, 9.91%, 10.72%, 7.13%, and 7.18% for the fiscal years ended September 30, 2014, 2013, 2012, 2011 and 2010, respectively.

(L)

Had we not received any voluntary waivers of the incentive fee due to the Adviser, the ratio of net investment income to average net assets would have been 8.55%, 9.17%, 9.13%, 7.64%, and 7.02% for the fiscal years ended September 30, 2014, 2013, 2012, 2011 and 2010, respectively.

NOTE 13. SELECTED QUARTERLY DATA (UNAUDITED)

	Year Ended September 30, 2014
	Quarter Ended December 31, 2013	Quarter Ended March 31, 2014	Quarter Ended June 30, 2014	Quarter Ended September 30, 2014
Total investment income	$8,392	$9,331	$10,180	$8,682
Net investment income	4,410	4,485	5,063	4,410
Net increase (decrease) in net assets resulting from operations	10,506	(2,102)	(20,175)	23,004

Net Increase (Decrease) in Net Assets Resulting From Operations per Weighted Average Common Share (Basic and Diluted)	$0.50	$(0.10)	$(0.96)	$1.09

	Quarter Ended December 31, 2012	Quarter Ended March 31, 2013	Quarter Ended June 30, 2013	Quarter Ended September 30, 2013
Total investment income	$9,828	$8,424	$8,551	$9,351
Net investment income	4,859	4,410	4,410	4,707
Net increase (decrease) in net assets resulting from operations	8,366	(2,763)	(2,059)	28,675

Net Increase (Decrease) in Net Assets Resulting From Operations per Weighted Average Common Share (Basic and Diluted)	$0.40	$(0.13)	$(0.10)	$1.36

NOTE 14. UNCONSOLIDATED SIGNIFICANT SUBSIDIARIES

In accordance with the SEC’s Regulation S-X and GAAP, we are not permitted to consolidate any subsidiary or other entity that is not an investment company, including those in which we have a controlling interest. We had certain unconsolidated subsidiaries as of September 30, 2014 and 2013 and for the years ended September 30, 2014, 2013 and 2012, that met at least one of the significant conditions of the SEC’s Regulation S-X. Accordingly, pursuant to Rule 3-09 of Regulation S-X, summarized, comparative financial information is presented below for our unconsolidated significant subsidiaries as of September 30, 2014 and 2013 and for the years ended September 30, 2014, 2013 and 2012.

		As of September 30,			For the Year Ended September 30,
Portfolio Company	Balance Sheet	2014	2013	Income Statement	2014	2013	2012
Defiance Integrated	Current assets	$8,244	$5,116	Net sales	$28,565	$24,012	$25,417
Technologies, Inc.	Noncurrent assets	11,237	11,086	Gross profit	6,589	4,282	4,790
	Current liabilities	4,056	2,417	Net income	2,016	597	983
	Noncurrent liabilities	8,370	8,725

Lindmark Acquisition, LLC(A)	Current assets	983	3,376	Net sales	62	7,236	7,372
	Noncurrent assets	270	1,309	Gross profit	(60)	4,346	4,531
	Current liabilities	16	2,004	Net (loss) income	(1,910)	8,408	(2,216)
	Noncurrent liabilities	7,141	6,661

Midwest Metal Distribution, Inc.	Current assets	31,371	36,184	Net sales	104,867	100,967	106,580
	Noncurrent assets	6,668	7,712	Gross profit	8,801	7,472	9,668
	Current liabilities	47,633	32,571	Net (loss) income	(1,690)	(11,846)	99
	Noncurrent liabilities	48	19,491

RBC Acquisition Corp.	Current assets	6,996	6,621	Net sales	13,060	13,786	9,891
	Noncurrent assets	21,304	22,890	Gross profit	1,897	1,498	(739)
	Current liabilities	2,826	6,432	Net loss	(5,351)	(6,579)	(5,406)
	Noncurrent liabilities	34,115	22,774

Sunshine Media Group, Inc.	Current assets	3,481	3,134	Net sales	15,703	15,006	16,707
	Noncurrent assets	1,453	14,713	Gross profit	7,508	6,305	7,687
	Current liabilities	8,798	9,645	Net loss	(783)	(4,405)	(12,469)
	Noncurrent liabilities	27,794	28,554

Viapack, Inc.(B)	Current assets	—	—	Net sales	—	3,848	22,461
	Noncurrent assets	—	—	Gross profit	—	456	1,737
	Current liabilities	—	—	Net loss	—	(154)	(12,114)
	Noncurrent liabilities	—	—

(A)	Substantially all assets were sold in September 2013.
(B)

Investment exited in November 2012. The financial information presented for the income statement for the year ended September 30, 2013 is from October 1, 2012 through the date of exit in November 2012.

Defiance Integrated Technologies, Inc. (“Defiance”) was incorporated in Delaware on May 22, 2009. Defiance is a leading manufacturer of axle nut and washer systems for heavy (Class 8) truck industry in North America and also provides a wheel bearing retainer nut, used primarily on light trucks, and brake cable tension limiters. Defiance is headquartered in Defiance, OH.

Lindmark was incorporated in Delaware on January 15, 2009 and is a single member limited liability company. The Company was primarily engaged in the outdoor advertising business operating approximately 1,600 billboard advertising displays in six states.

Midwest Metal Distribution, Inc. (“Midwest Metal”) was incorporated in Delaware, on May 18, 2010 and is a distributor and processor of custom cut aluminum and stainless steel sheet plate and bar products. Midwest Metal is headquartered in Clinton, Ohio.

Sunshine Media Group, Inc. (“Sunshine”) was incorporated in Delaware on December 20, 2000 and is headquartered in Chattanooga, Tennessee. Sunshine is a fully integrated publishing, media and marketing services company that provides custom media and branded content solutions across multiple platforms, with an emphasis on healthcare and financial services.

Viapack, Inc. (“Viapack”) was incorporated in Delaware on March 31, 2004 and is headquartered in Dalton, Georgia. Viapack was a regional manufacturer and marketer of polyethylene film serving the packaging and plastic film converting industries.

NOTE 15. SUBSEQUENT EVENTS

Portfolio Activity

Subsequent to September 30, 2014, we funded a follow-on investment of $4.0 million in Vitera Healthcare Solutions, LLC and received $2.6 million in scheduled and unscheduled loan repayments from existing portfolio companies, which included the early payoff of $2.5 million in debt and equity at cost from North American Aircraft Services, LLC. This early payoff resulted in a realized gain of $1.6 million and success fees of $0.6. million.

Distributions

On October 7, 2014, our Board of Directors declared the following monthly cash distributions to common and preferred stockholders:

Record Date	Payment Date	Distribution per Common Share	Distribution per Series 2021 Term Preferred Share
October 22, 2014	October 31, 2014	$0.07	$0.140625
November 17, 2014	November 26, 2014	0.07	0.140625
December 19, 2014	December 31, 2014	0.07	0.140625

	Total for the Quarter	$0.21	$0.421875

SCHEDULE 12-14

GLADSTONE CAPITAL CORPORATION

INVESTMENTS IN AND ADVANCES TO AFFILIATES

(AMOUNTS IN THOUSANDS)

Name of Issuer(A)	Title of Issue or Nature of Indebtedness(B)	Amount of Interest, Dividends, and Other Income(C)	Value as of September 30, 2013	Gross Additions(D)	Gross Reductions(E)	Value as of September 30, 2014
CONTROL INVESTMENTS:
Defiance Integrated	Senior Term Debt	$743	$6,865	$—	$(320)	$6,545
Technologies, Inc.	Common Stock	—	1,867	4,799	(205)	6,461

		743	8,732	4,799	(525)	13,006

Lindmark Acquisition, LLC	Senior Subordinated Term Debt	1,404	—	—	—	—
	Senior Subordinated Term Debt	—	916	31	(858)	89
	Common Stock	—	—	—	—	—

		1,404	916	31	(858)	89

LocalTel, LLC (H)	Line of Credit(F)	—	—	3,799	(3,799)	—
	Senior Term Debt(F)	—	—	325	(325)	—
	Line of Credit(F)	—	—	1,170	(1,170)	—
	Senior Term Debt(F)	—	—	2,688	(2,688)	—
	Senior Term Debt(F)	—	—	2,750	(2,750)	—
	Common Stock Warrants	—	—	—	—	—

		—	—	10,732	(10,732)	—

Midwest Metal	Senior Subordinated Term Debt(F)	1,481	17,733	3,612	(16,890)	4,455
Distributions, Inc.	Common Stock Warrants	—	—	—	—	—
	Preferred Stock	—	—	175	(175)	—

		1,481	17,733	3,787	(17,065)	4,455

RBC Acquisition Corp.(G)	Line of Credit	124	4,000	—	(4,000)	—
	Mortgage Note	231	6,969	—	(6,969)	—
	Senior Term Debt	477	11,392	—	(11,392)	—
	Senior Subordinated Term Debt	261	6,000	—	(6,000)	—
	Preferred Stock	—	2,447	72	(2,519)	—
	Common Stock	—	183	3,184	(3,367)	—

		1,093	30,991	3,256	(34,247)	—

Sunshine Media Holdings	Line of Credit(F)	—	320	128	(24)	424
	Senior Term Debt(F)	—	3,389	1,356	(254)	4,491
	Senior Term Debt(F)	—	2,140	910	(161)	2,889
	Preferred Stock	—	—	—	—	—
	Common Stock	—	—	—	—	—

		—	5,849	2,394	(439)	7,804

TOTAL CONTROL INVESTMENTS		$4,721	$64,221	$24,999	$(63,866)	$25,354

AFFILIATE INVESTMENTS:

Ashland Acquisition, LLC	Line of Credit	$15	$—	$—	$—	$—
	Senior Term Debt	852	7,000	88	(35)	7,053
	Preferred Equity Units	—	440	206	(440)	206
	Common Equity Units	—	—	—	—	—

		867	7,440	294	(475)	7,259

44

Name of Issuer(A)	Title of Issue or Nature of Indebtedness(B)	Amount of Interest, Dividends, and Other Income(C)	Value as of September 30, 2013	Gross Additions(D)	Gross Reductions(E)	Value as of September 30, 2014
AFFILIATE INVESTMENTS (Continued):
Edge Adhesives Holdings,	Line of Credit	$51	$—	$771	$(3)	$768
Inc.(I)	Senior Term Debt	463	—	6,223	(15)	6,208
	Senior Subordinated Term Debt	131	—	1,608	(4)	1,604
	Senior Subordinated Term Debt	14	—	585	—	585
	Convertible Preferred Stock	—	—	2,885	—	2,885

		659	—	12,072	(22)	12,050
FedCap Partners, LLC	Class A Membership Units	701	3,347	106	(1,215)	2,238

Lignetics, Inc.(I)	Senior Subordinated Term Debt	408	—	6,030	(23)	6,007
	Common Stock	—	—	1,269	(100)	1,169

		408	—	7,299	(123)	7,176

RBC Acquisition Corp.(G)	Line of Credit	203	—	4,000	—	4,000
	Mortgage Note	378	—	6,941	(50)	6,891
	Senior Term Debt	780	—	21,179	(9,787)	11,392
	Senior Subordinated Term Debt	426	—	12,000	(6,000)	6,000
	Preferred Stock	—	—	5,219	(5,219)	—
	Common Stock	—	—	3,367	(3,367)	—

		1,787	—	52,706	(24,423)	28,283

TOTAL AFFILIATE INVESTMENTS		$4,422	$10,787	$72,477	$(26,258)	$57,006

(A)	Certain of the listed securities are issued by affiliates(s) of the indicated portfolio company.
(B)

Common stock, warrants, options, membership units and, in some cases, preferred stock are generally non-income producing and restricted. The principal amount of debt and the number of shares of common and preferred stock and number of membership units are shown in our accompanying Consolidated Schedules of Investments as of September 30, 2014 and 2013.

(C)

Represents the total amount of interest, dividends and other income credited to investment income for the portion of the fiscal year an investment was a control or affiliate investment, as appropriate.

(D)

Gross additions include increases in investments resulting from new portfolio investments, paid-in-kind interest or dividends, the amortization of discounts and fees. Gross additions also include net increases in unrealized appreciation or decreases in unrealized depreciation.

(E)

Gross reductions include decreases in investments resulting from principal collections related to investment repayments or sales, the amortization of premiums and acquisition costs. Gross reductions also include net increases in unrealized depreciation or decreases in unrealized appreciation.

(F)	Debt security is on non-accrual status as of September 30, 2014, and, therefore, was considered non-income producing for a period of time during the fiscal year ended September 30, 2014.
(G)

We acquired a controlling position in RBC Acquisition Corp. in March 2013 and, as such, this investment is shown as a Control investment on our accompanying Consolidated Schedule of Investments as of September 30, 2013. We ceded a portion of our voting rights in RBC Acquisition Corp. in March 2014, and, as such, this investment is shown as an Affiliate investment on our accompanying Consolidated Schedule of Investments as of September 30, 2014.

(H)	We exited this investment during the year ended September 30, 2014.
(I)	New investments during the year ended September 30, 2014.
**	Information related to the amount of equity in the net profit and loss for the year for the investments listed has not been included in this schedule. This information is not considered to be meaningful due to the complex capital structures of the portfolio companies, with different classes of equity securities outstanding with different preferences in liquidation. These investments are not consolidated, nor are they accounted for under the equity method of accounting.

45

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 497

Registration Statement No.

PROSPECTUS SUPPLEMENT

(To Prospectus dated         , 201    )

             Shares of Common Stock

We are offering for sale              shares of our common stock. Our common stock is traded on The NASDAQ Global Select Market under the symbol “GLAD.” The last reported sale price for our common stock on             ,              was $             per share. The net asset value per share of our common stock at the close of business on             , 201     was $             per share.

	Per Share	Total (1)
Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ , which represents approximately $ per share.

[The underwriters may also purchase up to an additional              shares of common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days after the date of this prospectus supplement. If the over-allotment option is exercised in full, our total proceeds, before expenses, would be $             and the total underwriting discounts and commissions would be $            .] The common shares will be ready for delivery on or about             ,             .

You should read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common stock and you should retain them for future reference. Additional information about us, including our annual, quarterly and current reports, has been filed with the Securities and Exchange Commission. This information is available free of charge on our corporate website at http://www.gladstonecapital.com.

An investment in our common stock involves certain risks, including, among other things, risks relating to investments in securities of small, private and developing businesses. We describe some of these risks in the section entitled “Risk Factors,” which begins on page S-5 of this prospectus supplement and page      of the accompanying prospectus. Shares of closed-end investment companies frequently trade at a discount to their net asset value and this may increase the risk of loss of purchasers of our common stock. You should carefully consider these risks together with all of the other information contained in this prospectus supplement and the accompanying prospectus before making a decision to purchase our common stock.

The common stock being offered has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

                    , 201

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained in this prospectus supplement or the accompanying prospectus as if we had authorized it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and any accompanying prospectus is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

Prospectus

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus supplement or the accompanying prospectus, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) the recurrence of adverse events in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker or Robert L. Marcotte; (4) changes in our investment objectives and strategy; (5) availability, terms (including the possibility of interest rate volatility) and deployment of capital; (6) changes in our industry, interest rates, exchange rates or the general economy; (7) the degree and nature of our competition; (8) our ability to maintain our qualification as a RIC and as a Business Development Company; and (9) those factors described in the “Risk Factors” sections of this prospectus supplement and the accompanying prospectus. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus supplement. The forward-looking statements contained in this prospectus supplement, or the accompanying prospectus, are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or “Gladstone Capital,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Gladstone Capital. The following percentages were calculated based on actual expenses incurred in the year ended             ,          and average net assets for the quarter ended             ,         .

Stockholder Transaction Expenses:
Sales load (as a percentage of offering price)	[	]%
Offering expenses (as a percentage of offering price)	[	]%
Dividend reinvestment plan expenses(1)	[	]%
Total stockholder transaction expenses	[	]%
Annual expenses (as a percentage of net assets attributable to common stock):
Management fees(2)	[	]%
Loan servicing fees(2)	[	]%
Incentive fees payable under investment advisory and management agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income)(3)	[	]%
Interest payments on borrowed funds(4)	[	]%
Other expenses(5)	[	]%
Total annual expenses (2)(5)	[	]%

(1)	The expenses of the reinvestment plan are included in stock record expenses, a component of “Other expenses.” We do not have a cash purchase plan. The participants in the dividend reinvestment plan will bear a pro rata share of brokerage commissions incurred with respect to open market purchases, if any. See “Dividend Reinvestment Plan” in the accompanying prospectus for information on the dividend reinvestment plan.

(2)	Our annual base management fee is 2.0% (0.5% quarterly) of our average gross assets, which are defined as total assets of Gladstone Capital, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings. In accordance with the requirements of the SEC, the table above shows Gladstone Capital’s management fee as a percentage of average net assets attributable to common shareholders. For purposes of the table, the management fee has been converted to [ ]% of the average net assets as of by dividing the total dollar amount of the management fee by Gladstone Capital’s average net assets. Under the advisory agreement, the Adviser has provided and continues to provide managerial assistance to our portfolio companies. It may also provide services other than managerial assistance to our portfolio companies and receive fees therefor. Such services may include, but are not limited to: (i) assistance obtaining, sourcing or structuring credit facilities, long term loans or additional equity from unaffiliated third parties; (ii) negotiating important contractual financial relationships; (iii) consulting services regarding restructuring of the portfolio company and financial modeling as it relates to raising additional debt and equity capital from unaffiliated third parties; and (iv) primary role in interviewing, vetting and negotiating employment contracts with candidates in connection with adding and retaining key portfolio company management team members. At the end of each quarter, 100.0% of these fees are credited against the base management fee that we would otherwise be required to pay to the Adviser. For the quarter ended , $ million, or % of total net annual expenses, of these fees were credited against the base management fee. In addition, the Adviser services, administers and collects on the loans held by Business Loan, in return for which the Adviser receives a 2.0% annual loan servicing fee payable monthly by Business Loan based on the monthly aggregate balance of loans held by Business Loan in accordance with the Credit Facility. The entire loan servicing fee paid to the Adviser by Business Loan is credited against the base management fee otherwise payable to the Adviser. For the three months ended , the Adivser voluntarily agreed to waive the annual base management fee of 2.0% to % for those senior syndicated loan participations to the extent that proceeds resulting from borrowings were used to purchase such senior syndicated loan participations. For the three months ended , $ million, or % of total net annual expenses, of these fees were credited against the base management fee. After all credits described above that are applied against the base management fee, the total annual expenses after fee waivers would be % for the quarter ended . See “Management—Certain Transactions—Investment Advisory and Management Agreement” and footnote 3 below.
(3)	The incentive fee consists of two parts: an income-based fee and a capital gains-based fee. The income-based fee is payable quarterly in arrears, and equals 20% of the excess, if any, of our pre-incentive fee net investment income that exceeds a 1.75% quarterly ([ ]% annualized) hurdle rate of our net assets, subject to a “catch-up” provision measured as of the end of each calendar quarter. The “catch-up” provision requires us to pay 100% of our pre-incentive fee net investment income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 125% of the quarterly hurdle rate (or 2.1875%) in any calendar quarter (8.75% annualized). The catch-up provision is meant to provide the Adviser with 20% of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized). The income-based incentive fee is computed and paid on income that may include interest that is accrued but not yet received in cash. Our pre-incentive fee net investment income used to calculate this part of the income-based incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee (see footnote 2 above). The capital gains-based incentive fee equals 20% of our net realized capital gains since our inception, if any, computed net of all realized capital losses and unrealized capital depreciation since our inception, less any prior payments, and is payable at the end of each fiscal year.

Examples of how the incentive fee would be calculated are as follows:

•	Assuming pre-incentive fee net investment income of 0.55%, there would be no income-based incentive fee because such income would not exceed the hurdle rate of 1.75%.

•	Assuming pre-incentive fee net investment income of 2.00%, the income-based incentive fee would be as follows:

= 100% × (2.00% — 1.75%)

= 0.25%

•	Assuming pre-incentive fee net investment income of 2.30%, the income-based incentive fee would be as follows:

= (100% × (“catch-up”: 2.1875% — 1.75%)) + (20%× (2.30% — 2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46%

•	Assuming net realized capital gains of 6% and realized capital losses and unrealized capital depreciation of 1%, the capital gains-based incentive fee would be as follows:

= 20% × (6% — 1%)

= 20% × 5%

= 1%

For a more detailed discussion of the calculation of the two-part incentive fee, see “Management — Certain Transactions — Investment Advisory and Management Agreement” in the accompanying prospectus.

(4)	Includes deferred financing costs. We entered into a revolving credit facility, effective , , under which our borrowing capacity is $[ ] million. We have drawn down on this credit facility and we expect to borrow additional funds in the future up to an amount so that our asset coverage, as defined in the 1940 Act, is at least 200% after each issuance of our senior securities. Assuming that we borrowed $[ ] million at an interest rate of [ ]% plus an additional fee related to borrowings of [ ]%, for an aggregate rate of [ ]%, interest payments and amortization of deferred financing costs on borrowed funds would have been [ ]% of our average net assets for the quarter ended , .

(5)	Includes our overhead expenses, including payments under the administration agreement based on our projected allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement. See “Management — Certain Transactions — Administration Agreement” in the accompanying prospectus.

Example

The following examples demonstrate the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above. The examples below and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, incentive fees, if any, and other expenses) may be greater or less than those shown.

	1 Year			3 Years			5 Years			10 Years
You would pay the following expenses on a $1,000 investment:
assuming a 5% annual return consisting entirely of ordinary income(1)(2)	$	[____	]	$	[____	]	$	[____	]	$	[____	]
assuming a 5% annual return consisting entirely of capital gains(2)(3)	$	[____	]	$	[____	]	$	[____	]	$	[____	]

(1)	While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. For purposes of this example, we have assumed that the entire amount of such 5% annual return would constitute ordinary income as we have not historically realized positive capital gains (computed net of all realized capital losses) on our investments. Because the assumed 5% annual return is significantly below the hurdle rate of 7% (annualized) that we must achieve under the investment advisory and management agreement to trigger the payment of an income-based incentive fee, we have assumed, for purposes of the this example, that no income-based incentive fee would be payable if we realized a 5% annual return on our investments.
(2)	While the example assumes reinvestment of all dividends and distributions at NAV, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” in the accompanying prospectus for additional information regarding our dividend reinvestment plan.
(3)	While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. For purposes of this example, we have assumed that the entire amount of such 5% annual return would constitute capital gains.

RISK FACTORS

[To be provided.]

USE OF PROCEEDS

We intend to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. Indebtedness under our credit line facility currently accrues interest at the rate of approximately [ ]% and matures on             ,    . We anticipate that substantially all of the net proceeds of this offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes.

FINANCIAL HIGHLIGHTS

[To be provided.]

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

We currently intend to distribute in the form of cash dividends, a minimum of 90% of our ordinary income and short-term capital gains, if any, on a quarterly basis to our stockholders in the form of monthly dividends. We intend to retain long-term capital gains and treat them as deemed distributions for tax purposes. We report the estimated tax characteristics of each distribution when declared while the actual tax characteristics of distributions are reported annually to each stockholder on Form 1099 — DIV. There is no assurance that we will achieve investment results or maintain a tax status that will permit any specified level of cash distributions or year-to-year increases in cash distributions. At the option of a holder of record of common stock, all cash distributions can be reinvested automatically under our dividend reinvestment plan in additional whole and fractional shares. A stockholder whose shares are held in the name of a broker or other nominee should contact the broker or nominee regarding participation in our dividend reinvestment plan on the stockholder’s behalf. See “Risk Factors — We will be subject to corporate-level tax if we are unable to satisfy Code requirements for RIC qualification;” “Dividend Reinvestment Plan;” and “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “GLAD.” Our common stock has historically traded at prices both above and below its net asset value. There can be no assurance, however, that any premium to net asset value will be attained or maintained. As of             ,     , we had [    ] stockholders of record.

PLAN OF DISTRIBUTION

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Venable LLP, Baltimore, Maryland, will pass upon the legality of certain of the securities offered by us and certain other matters of Maryland law. [Certain legal matters will be passed upon for the underwriters by         .]

Gladstone Capital Corporation

             Shares of Common Stock

PROSPECTUS SUPPLEMENT

            , 201

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 497

Registration Statement No.

PROSPECTUS SUPPLEMENT

(To Prospectus dated         , 201    )

             Shares

            % Series [    ] Preferred Stock

Liquidation Preference $             per share

We are offering for sale             shares of our Series              Preferred Stock. Our common stock is traded on The NASDAQ Global Select Market under the symbol “GLAD.” The last reported sale price for our common stock on             ,             was $            per share. The net asset value per share of our common stock at the close of business on             , 201     was $            per share. There currently is no market for the Series              Preferred Stock. We applied to list the Series             Preferred Stock on [            ]. The expected trading symbol for the Series              Preferred Stock is [            ].

	Per Share	Total (1)
Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ , which represents approximately $ per share.

The Underwriters are expected to deliver the Series             Preferred Stock in book-entry form through the Depositary Trust Company on or about                  .

You should read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our preferred stock and you should retain them for future reference. Additional information about us, including our annual, quarterly and current reports, has been filed with the Securities and Exchange Commission. This information is available free of charge on our corporate website at http://www.gladstonecapital.com.

An investment in our preferred stock involves certain risks, including, among other things, risks relating to investments in securities of small, private and developing businesses. We describe some of these risks in the section entitled “Risk Factors,” which begins on page P-4 of this prospectus supplement and page      of the accompanying prospectus. Shares of closed-end investment companies frequently trade at a discount to their net asset value and this may increase the risk of loss of purchasers of our preferred stock. You should carefully consider these risks together with all of the other information contained in this prospectus supplement and the accompanying prospectus before making a decision to purchase our preferred stock.

The preferred stock being offered has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

            , 201

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained in this prospectus supplement or the accompanying prospectus as if we had authorized it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and any accompanying prospectus is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

Prospectus

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus supplement or the accompanying prospectus, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) the recurrence of adverse events in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker or Robert L. Marcotte; (4) changes in our investment objectives and strategy; (5) availability, terms (including the possibility of interest rate volatility) and deployment of capital; (6) changes in our industry, interest rates, exchange rates or the general economy; (7) the degree and nature of our competition; (8) our ability to maintain our qualification as a RIC and as a Business Development Company; and (9) those factors described in the “Risk Factors” sections of this prospectus supplement and the accompanying prospectus. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus supplement. The forward-looking statements contained in this prospectus supplement, or the accompanying prospectus, are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

TERMS OF THE SERIES [    ] PREFERRED STOCK

Dividend Rate	The dividend rate will be %.

Dividend Payment Rate	[Dividends will be paid when, as and if declared on , , , and , commencing .] The payment date for the initial dividend period will be .]

Regular Dividend Period	Regular dividend periods will be days.

Liquidation Preference	$ per share

Non-Call Period	The shares may not be called for redemption at the option of the Company prior to .

Stock Exchange Listing

RISK FACTORS

[To be provided.]

USE OF PROCEEDS

We intend to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. Indebtedness under our credit line facility currently accrues interest at the rate of approximately [    ]% and matures on                     ,     . We anticipate that substantially all of the net proceeds of this offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes.

CAPITALIZATION

[To be provided.]

ASSET COVERAGE RATIO

[To be provided.]

SPECIAL CHARACTERISTICS AND RISKS OF THE SERIES [    ] PREFERRED STOCK

[To be provided.]

DESCRIPTION OF THE SERIES [    ] PREFERRED STOCK

[To be provided.]

TAXATION

[To be provided.]

UNDERWRITING

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Venable LLP, Baltimore, Maryland, will pass upon the legality of certain of the securities offered by us and certain other matters of Maryland law. [Certain legal matters will be passed upon for the underwriters by         .]

Gladstone Capital Corporation

             Shares

            % Series [    ] Preferred Stock

(Liquidation Preference $             per share)

PROSPECTUS SUPPLEMENT

            , 201

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 497

Registration Statement No.

PROSPECTUS SUPPLEMENT

(To Prospectus dated            , 201    )

                Rights for                 Shares

Subscription Rights for Common Stock

Gladstone Capital Corporation, referred to as we, us, our or the Company, is issuing subscription rights, or Rights, to our common stockholders to purchase additional shares of common stock.

We were primarily established for the purpose of investing in subordinated loans, mezzanine debt, preferred stock and warrants to purchase common stock of small and medium-sized companies in connection with buyouts and other recapitalizations. When we invest in buyouts we do so with the management team of the portfolio companies and with other buyout funds. We also sometimes invest in senior secured loans, common stock and, to a much lesser extent, senior and subordinated syndicated loans. Our investment objective is to generate both current income and capital gains through these debt and equity instruments. We operate as a closed-end, non-diversified management investment company and have elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, which we refer to as the 1940 Act. Our investment adviser is Gladstone Management Corporation, referred to as the Adviser.

Our common stock is traded on The NASDAQ Global Select Market under the symbol “GLAD.” The last reported sale price for our common stock on             ,             was $            per share. The net asset value per share of our common stock at the close of business on             , 201     was $            per share.

You should read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our Rights and you should retain them for future reference. Additional information about us, including our annual, quarterly and current reports, has been filed with the Securities and Exchange Commission. This information is available free of charge on our corporate website at http://www.gladstonecapital.com.

Investing in common stock through Rights involves certain risks that are described in the “Risk Factors” section beginning on page R-7 of this prospectus supplement and page      of the accompanying prospectus.

Stockholders who do not exercise their rights may, at the completion of the offering, own a smaller proportional interest in the Company than if they exercised their rights. As a result of the offering you may experience dilution or accretion of the aggregate net asset value of your shares of common stock depending upon whether the Company’s net asset value per share of common stock is above or below the subscription price on the expiration date.

The Rights being offered have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Subscription price of Common Stock to shareholders exercising Rights	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us (1)	$	$

(1)	The aggregate expenses of the offering are estimated to be $ .

The common stock is expected to be ready for delivery in book-entry form through the Depository Trust Company on or about             , 201    . If the offer is extended, the common stock is expected to be ready for delivery in book-entry form through the Depository Trust Company on or about             , 201    .

            , 201

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained in this prospectus supplement or the accompanying prospectus as if we had authorized it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and any accompanying prospectus is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

Prospectus

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus supplement or the accompanying prospectus, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) the recurrence of adverse events in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker or Robert L. Marcotte; (4) changes in our investment objectives and strategy; (5) availability, terms (including the possibility of interest rate volatility) and deployment of capital; (6) changes in our industry, interest rates, exchange rates or the general economy; (7) the degree and nature of our competition; (8) our ability to maintain our qualification as a RIC and as a Business Development Company; and (9) those factors described in the “Risk Factors” sections of this prospectus supplement and the accompanying prospectus. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus supplement. The forward-looking statements contained in this prospectus supplement, or the accompanying prospectus, are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

Terms of the Offer	[To be provided.]

Amount Available for Primary Subscription	$[ ]

Title	Subscription Rights for common stock

Subscription Price	Rights may be exercised at a price of $ per share of common stock (the “Subscription Price”). See “Description of the Rights Offering.”

Record Date	Rights will be issued to holders of record of the Company’s common stock on , 201 (the “Record Date”). See “Description of the Rights Offering.”

Number of Rights Issued	Rights will be issued in respect of each share of common stock of the Company outstanding on the Record Date. See “Description of the Rights Offering.”

Number of Rights Required to Purchase One Common Share	A holder of Rights may purchase share of common stock of the Company for every Rights exercised. The number of Rights to be issued to a stockholder on the Record Date will be rounded up to the nearest number of Rights evenly divisible by . See “Description of the Rights Offering.”

Over-Subscription Privilege	[To be provided.]

Transfer of Rights	[To be provided.]

Subscription Period	The Rights may be exercised at any time after issuance and prior to expiration of the Rights, which will be 5:00 PM Eastern Time on , 201 (the “Expiration Date”) (the “Subscription Period”). See “Description of the Rights Offering.”

Offer Expenses	The expenses of the Offer are expected to be approximately $[ ]. See “Use of Proceeds.”

Sale of Rights	[To be provided.]

Use of Proceeds	The Company estimates the net proceeds of the Offer to be approximately $[ ]. This figure is based on the Subscription Price per share of $ and assumes all new shares of common stock offered are sold and that the expenses related to the Offer estimated at approximately $[ ] are paid.

The Company intends to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. We anticipate that substantially all of the net proceeds of this offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes. See “Use of Proceeds.”

Rights Agent	[To be provided.]

DESCRIPTION OF THE RIGHTS OFFERING

[To be provided.]

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or “Gladstone Capital,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Gladstone Capital. The following percentages were calculated based on actual expenses incurred in the year ended             ,             and average net assets for the quarter ended             ,             .

Stockholder Transaction Expenses:
Sales load (as a percentage of offering price)	[	]%
Offering expenses (as a percentage of offering price)	[	]%
Dividend reinvestment plan expenses(1)	[	]
Total stockholder transaction expenses	[	]%
Annual expenses (as a percentage of net assets attributable to common stock):
Management fees(2)	[	]%
Loan servicing fees(2)	[	]%
Incentive fees payable under investment advisory and management agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income)(3)	[	]%
Interest payments on borrowed funds(4)	[	]%
Other expenses(5)	[	]%
Total annual expenses (2)(5)	[	]%

(1)	The expenses of the reinvestment plan are included in stock record expenses, a component of “Other expenses.” We do not have a cash purchase plan. The participants in the dividend reinvestment plan will bear a pro rata share of brokerage commissions incurred with respect to open market purchases, if any. See “Dividend Reinvestment Plan” in the accompanying prospectus for information on the dividend reinvestment plan.
(2)	Our annual base management fee is 2.0% (0.5% quarterly) of our average gross assets, which are defined as total assets of Gladstone Capital, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings. In accordance with the requirements of the SEC, the table above shows Gladstone Capital’s management fee as a percentage of average net assets attributable to common shareholders. For purposes of the table, the management fee has been converted to [ ]% of the average net assets as of by dividing the total dollar amount of the management fee by Gladstone Capital’s average net assets. Under the advisory agreement, the Adviser has provided and continues to provide managerial assistance to our portfolio companies. It may also provide services other than managerial assistance to our portfolio companies and receive fees therefor. Such services may include, but are not limited to: (i) assistance obtaining, sourcing or structuring credit facilities, long term loans or additional equity from unaffiliated third parties; (ii) negotiating important contractual financial relationships; (iii) consulting services regarding restructuring of the portfolio company and financial modeling as it relates to raising additional debt and equity capital from unaffiliated third parties; and (iv) primary role in interviewing, vetting and negotiating employment contracts with candidates in connection with adding and retaining key portfolio company management team members. At the end of each quarter, 100.0% of these fees are credited against the base management fee that we would otherwise be required to pay to the Adviser. For the quarter ended , $ million, or % of total net annual expenses, of these fees were credited against the base management fee. In addition, the Adviser services, administers and collects on the loans held by Business Loan, in return for which the Adviser receives a 2.0% annual loan servicing fee payable monthly by Business Loan based on the monthly aggregate balance of loans held by Business Loan in accordance with the Credit Facility. The entire loan servicing fee paid to the Adviser by Business Loan is credited against the base management fee otherwise payable to the Adviser. For the three months ended , the Adivser voluntarily agreed to waive the annual base management fee of 2.0% to % for those senior syndicated loan participations to the extent that proceeds resulting from borrowings were used to purchase such senior syndicated loan participations. For the three months ended , $ million, or % of total net annual expenses, of these fees were credited against the base management fee. After all credits described above that are applied against the base management fee, the total annual expenses after fee waivers would be % for the quarter ended . See “Management—Certain Transactions—Investment Advisory and Management Agreement” and footnote 3 below.
(3)	The incentive fee consists of two parts: an income-based fee and a capital gains-based fee. The income-based fee is payable quarterly in arrears, and equals 20% of the excess, if any, of our pre-incentive fee net investment income that exceeds a 1.75% quarterly ([ ]% annualized) hurdle rate of our net assets, subject to a “catch-up” provision measured as of the end of each calendar quarter. The “catch-up” provision requires us to pay 100% of our pre-incentive fee net investment income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 125% of the quarterly hurdle rate (or 2.1875%) in any calendar quarter (8.75% annualized). The catch-up provision is meant to provide the Adviser with 20% of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized). The income-based incentive fee is computed and paid on income that may include interest that is accrued but not yet received in cash. Our pre-incentive fee net investment income used to calculate this part of the income-based incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee (see footnote 2 above). The capital gains-based incentive fee equals 20% of our net realized capital gains since our inception, if any, computed net of all realized capital losses and unrealized capital depreciation since our inception, less any prior payments, and is payable at the end of each fiscal year.

Examples of how the incentive fee would be calculated are as follows:

•	Assuming pre-incentive fee net investment income of 0.55%, there would be no income-based incentive fee because such income would not exceed the hurdle rate of 1.75%.

•	Assuming pre-incentive fee net investment income of 2.00%, the income-based incentive fee would be as follows:

= 100% × (2.00% — 1.75%)

= 0.25%

•	Assuming pre-incentive fee net investment income of 2.30%, the income-based incentive fee would be as follows:

= (100% × (“catch-up”: 2.1875% — 1.75%)) + (20%× (2.30% — 2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46%

•	Assuming net realized capital gains of 6% and realized capital losses and unrealized capital depreciation of 1%, the capital gains-based incentive fee would be as follows:

= 20% × (6% — 1%)

= 20% × 5%

= 1%

For a more detailed discussion of the calculation of the two-part incentive fee, see “Management — Certain Transactions — Investment Advisory and Management Agreement” in the accompanying prospectus.

(4)	Includes deferred financing costs. We entered into a revolving credit facility, effective , , under which our borrowing capacity is $[ ] million. We have drawn down on this credit facility and we expect to borrow additional funds in the future up to an amount so that our asset coverage, as defined in the 1940 Act, is at least 200% after each issuance of our senior securities. Assuming that we borrowed $[ ] million at an interest rate of [ ]% plus an additional fee related to borrowings of [ ]%, for an aggregate rate of [ ]%, interest payments and amortization of deferred financing costs on borrowed funds would have been [ ]% of our average net assets for the quarter ended , .
(5)	Includes our overhead expenses, including payments under the administration agreement based on our projected allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement. See “Management — Certain Transactions — Administration Agreement” in the accompanying prospectus.

Example

The following examples demonstrate the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above. The examples below and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, incentive fees, if any, and other expenses) may be greater or less than those shown.

	1 Year			3 Years			5 Years			10 Years
You would pay the following expenses on a $1,000 investment:
assuming a 5% annual return consisting entirely of ordinary income(1)(2)	$	[	]	$	[	]	$	[	]	$	[	]
assuming a 5% annual return consisting entirely of capital gains(2)(3)	$	[	]	$	[	]	$	[	]	$	[	]

(1)	While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. For purposes of this example, we have assumed that the entire amount of such 5% annual return would constitute ordinary income as we have not historically realized positive capital gains (computed net of all realized capital losses) on our investments. Because the assumed 5% annual return is significantly below the hurdle rate of 7% (annualized) that we must achieve under the investment advisory and management agreement to trigger the payment of an income-based incentive fee, we have assumed, for purposes of the this example, that no income-based incentive fee would be payable if we realized a 5% annual return on our investments.

(2)	While the example assumes reinvestment of all dividends and distributions at NAV, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” in the accompanying prospectus for additional information regarding our dividend reinvestment plan.
(3)	While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. For purposes of this example, we have assumed that the entire amount of such 5% annual return would constitute capital gains.

RISK FACTORS

[To be provided.]

USE OF PROCEEDS

We intend to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. Indebtedness under our credit line facility currently accrues interest at the rate of approximately [ ]% and matures on             ,            . We anticipate that substantially all of the net proceeds of this offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes.

CAPITALIZATION

[To be provided.]

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

We currently intend to distribute in the form of cash dividends, a minimum of 90% of our ordinary income and short-term capital gains, if any, on a quarterly basis to our stockholders in the form of monthly dividends. We intend to retain long-term capital gains and treat them as deemed distributions for tax purposes. We report the estimated tax characteristics of each distribution when declared while the actual tax characteristics of distributions are reported annually to each stockholder on Form 1099 — DIV. There is no assurance that we will achieve investment results or maintain a tax status that will permit any specified level of cash distributions or year-to-year increases in cash distributions. At the option of a holder of record of common stock, all cash distributions can be reinvested automatically under our dividend reinvestment plan in additional whole and fractional shares. A stockholder whose shares are held in the name of a broker or other nominee should contact the broker or nominee regarding participation in our dividend reinvestment plan on the stockholder’s behalf. See “Risk Factors — Risks Related to Our Regulation and Structure — We will be subject to corporate-level tax if we are unable to satisfy Code requirements for RIC qualification;” “Dividend Reinvestment Plan;” and “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “GLAD.” Our common stock has historically traded at prices both above and below its net asset value. There can be no assurance, however, that any premium to net asset value will be attained or maintained. As of             ,              , we had [ ] stockholders of record.

TAXATION

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Venable LLP, Baltimore, Maryland, will pass upon the legality of certain of the securities offered by us and certain other matters of Maryland law. [Certain legal matters will be passed upon for the underwriters by .]

Gladstone Capital Corporation

            Shares of Common Stock

Issuable Upon Exercise of Rights to

Subscribe for Such Shares of Common Stock

PROSPECTUS SUPPLEMENT

    , 201

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 497

Registration Statement No.

PROSPECTUS SUPPLEMENT

(To Prospectus dated                 , 201    )

            Rights for             Shares

Subscription Rights for             % Series [ ] Preferred Stock

Gladstone Capital Corporation, referred to as we, us, our or the Company, is issuing subscription rights, or Rights, to our common stockholders to purchase shares of             % Series [ ] Preferred Stock, referred to as the Series [ ] Preferred Stock.

We were primarily established for the purpose of investing in subordinated loans, mezzanine debt, preferred stock and warrants to purchase common stock of small and medium-sized companies in connection with buyouts and other recapitalizations. When we invest in buyouts we do so with the management team of the portfolio companies and with other buyout funds. We also sometimes invest in senior secured loans, common stock and, to a much lesser extent, senior and subordinated syndicated loans. Our investment objective is to generate both current income and capital gains through these debt and equity instruments. We operate as a closed-end, non-diversified management investment company and have elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, which we refer to as the 1940 Act. Our investment adviser is Gladstone Management Corporation, referred to as the Adviser.

Our common stock is traded on The NASDAQ Global Select Market under the symbol “GLAD.” The last reported sale price for our common stock on             ,             was $            per share. The net asset value of our common shares at the close of business on             , 201     was $            per share. There currently is no market for the Series [            ] Preferred Stock. We applied to list the Series [            ] Preferred Stock on [            ]. The expected trading symbol for the Series [            ] Preferred Stock is [            ].

You should read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our Rights and you should retain them for future reference. Additional information about us, including our annual, quarterly and current reports, has been filed with the Securities and Exchange Commission. This information is available free of charge on our corporate website at http://www.gladstonecapital.com.

Investing in preferred stock through Rights involves certain risks that are described in the “Risk Factors ” section beginning on page PR-5 of this prospectus supplement and page      of the accompanying prospectus.

The Rights being offered have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Subscription price of Preferred Stock to shareholders exercising Rights	$	$

Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us (1)	$	$

(1)	The aggregate expenses of the offering are estimated to be $[ ].

The preferred stock is expected to be ready for delivery in book-entry form through the Depository Trust Company on or about             , 201    . If the offer is extended, the preferred stock is expected to be ready for delivery in book-entry form through the Depository Trust Company on or about             , 201    .

            , 201

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained in this prospectus supplement or the accompanying prospectus as if we had authorized it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and any accompanying prospectus is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

Prospectus

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus supplement or the accompanying prospectus, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) the recurrence of adverse events in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker or Robert L. Marcotte; (4) changes in our investment objectives and strategy; (5) availability, terms (including the possibility of interest rate volatility) and deployment of capital; (6) changes in our industry, interest rates, exchange rates or the general economy; (7) the degree and nature of our competition; (8) our ability to maintain our qualification as a RIC and as a Business Development Company; and (9) those factors described in the “Risk Factors” sections of this prospectus supplement and the accompanying prospectus. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus supplement. The forward-looking statements contained in this prospectus supplement, or the accompanying prospectus, are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

Terms of the Offer	[To be provided.]

Amount Available for Primary Subscription	$[ ]

Title	Subscription Rights for Series [ ] preferred stock

Exercise Price	Rights may be exercised at a price of $ per share of common stock (the “Subscription Price”). See “Description of the Rights Offering.”

Record Date	Rights will be issued to holders of record of the Company’s common stock on , 201 (the “Record Date”). See “Description of the Rights Offering.”

Number of Rights Issued	Rights will be issued in respect of each share of preferred stock of the Company outstanding on the Record Date. See “Description of the Rights Offering.”

Number of Rights Required to Purchase One Preferred Share	A holder of Rights may purchase share of common stock of the Company for every Rights exercised. The number of Rights to be issued to a stockholder on the Record Date will be rounded up to the nearest number of Rights evenly divisible by . See “Description of the Rights Offering.”

Over-Subscription Privilege	[To be provided.]

Transfer of Rights	[To be provided.]

Exercise Period	The Rights may be exercised at any time after issuance and prior to expiration of the Rights, which will be 5:00 PM Eastern Time on , 201 (the “Expiration Date”) (the “Subscription Period”). See “Description of the Rights Offering.”

Offer Expenses	The expenses of the Offer are expected to be approximately $[ ]. See “Use of Proceeds.”

Sale of Rights	[To be provided.]

Use of Proceeds	The Company estimates the net proceeds of the Offer to be approximately $[ ]. This figure is based on the Exercise Price per share of $ and assumes all new shares of Series [ ] preferred stock offered are sold and that the expenses related to the Offer estimated at approximately $[ ] are paid.

The Company intends to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. We anticipate that substantially all of the net proceeds of this offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes. See “Use of Proceeds.”

Rights Agent	[To be provided.]

TERMS OF THE SERIES [     ] PREFERRED STOCK

Dividend Rate	The dividend rate will be %.

Dividend Payment Rate	[Dividends will be paid when, as and if declared on , , , and , commencing .] The payment date for the initial dividend period will be .]

Regular Dividend Period	Regular dividend periods will be days.

Liquidation Preference	$ per share

Non-Call Period	The shares may not be called for redemption at the option of the Company prior to .

Stock Exchange Listing

DESCRIPTION OF THE RIGHTS OFFERING

[To be provided.]

RISK FACTORS

[To be provided.]

USE OF PROCEEDS

We intend to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. Indebtedness under our credit line facility currently accrues interest at the rate of approximately [ ]% and matures on             ,            . We anticipate that substantially all of the net proceeds of this offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes.

CAPITALIZATION

[To be provided.]

ASSET COVERAGE RATIO

[To be provided.]

TAXATION

[To be provided.]

UNDERWRITING

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Venable LLP, Baltimore, Maryland, will pass upon the legality of certain of the securities offered by us and certain other matters of Maryland law. [Certain legal matters will be passed upon for the underwriters by .]

Gladstone Capital Corporation

            Shares of             % Series [ ] Preferred Stock

Issuable Upon Exercise of Rights to

Subscribe for Such Shares of Preferred Stock

PROSPECTUS SUPPLEMENT

, 201

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 497

Registration Statement No.

PROSPECTUS SUPPLEMENT

(To Prospectus dated             , 201  )

%             Notes due             ,

We are offering promissory notes in an aggregate principal amount of $            , which we refer to as the Notes in this prospectus supplement. Our common stock is traded on The NASDAQ Global Select Market under the symbol “GLAD.” The last reported sale price for our common stock on             ,             was $            per share. The net asset value per share of our common stock at the close of business on             , 201     was $            per share.

You should read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our Notes and you should retain them for future reference. Additional information about us, including our annual, quarterly and current reports, has been filed with the Securities and Exchange Commission. This information is available free of charge on our corporate website at http://www.gladstonecapital.com.

An investment in our Notes involves certain risks, including, among other things, risks relating to investments in securities of small, private and developing businesses. We describe some of these risks in the section entitled “Risk Factors,” which begins on page N-4 of this prospectus supplement and page      of the accompanying prospectus. Shares of closed-end investment companies frequently trade at a discount to their net asset value and this may increase the risk of loss of purchasers of our Notes. You should carefully consider these risks together with all of the other information contained in this prospectus supplement and the accompanying prospectus before making a decision to purchase our Notes.

The Notes do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

	Per Note	Total
Public offering price	$	$

Sales load	$	$

Proceeds to us (before expenses)(1)	$	$

(1)	Does not include offering expenses payable to us estimated to be $ .

The Notes will be ready for delivery on or about             , 201    .

            , 201

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained in this prospectus supplement or the accompanying prospectus as if we had authorized it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and any accompanying prospectus is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

Prospectus

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus supplement or the accompanying prospectus, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) the recurrence of adverse events in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker or Robert L. Marcotte; (4) changes in our investment objectives and strategy; (5) availability, terms (including the possibility of interest rate volatility) and deployment of capital; (6) changes in our industry, interest rates, exchange rates or the general economy; (7) the degree and nature of our competition; (8) our ability to maintain our qualification as a RIC and as a Business Development Company; and (9) those factors described in the “Risk Factors” sections of this prospectus supplement and the accompanying prospectus. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus supplement. The forward-looking statements contained in this prospectus supplement, or the accompanying prospectus, are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

TERMS OF THE NOTES

Principal Amount	The principal amount of the Notes is $ in the aggregate.

Maturity	The principal amount of the Notes will become due and payable on , .

Interest Rate	The interest rate will be %.

Frequency of payment	Interest will be paid commencing .

Prepayment Protections	[To be provided.]

Conversion	[To be provided.]

[Stock Exchange Listing]	[To be provided.]

Rating	It is a condition of issuance that the notes be rated [ ] by [ ].

RISK FACTORS

[To be provided.]

USE OF PR OCEEDS

We intend to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. Indebtedness under our credit line facility currently accrues interest at the rate of approximately [ ]% and matures on             ,            . We anticipate that substantially all of the net proceeds of this offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes.

CAPITALIZATION

[To be provided.]

ASSET COVERAGE RATIO

[To be provided.]

TAXATION

[To be provided.]

UNDERWRITING

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Venable LLP, Baltimore, Maryland, will pass upon the legality of certain of the securities offered by us and certain other matters of Maryland law. [Certain legal matters will be passed upon for the underwriters by             .]

Gladstone Capital Corporation

%             Notes due             ,

PROSPECTUS SUPPLEMENT

, 201

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 497

Registration Statement No.

PROSPECTUS SUPPLEMENT

(To Prospectus dated             , 201    )

        %             Senior Notes due                     ,

We are offering promissory senior notes in an aggregate principal amount of $            , which we refer to as the Notes in this prospectus supplement. Our common stock is traded on The NASDAQ Global Select Market under the symbol “GLAD.” The last reported sale price for our common stock on             ,         was $             per share. The net asset value per share of our common stock at the close of business on             , 201     was $             per share.

You should read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our Notes and you should retain them for future reference. Additional information about us, including our annual, quarterly and current reports, has been filed with the Securities and Exchange Commission. This information is available free of charge on our corporate website at http://www.gladstoneinvestment.com.

An investment in our Notes involves certain risks, including, among other things, risks relating to investments in securities of small, private and developing businesses. We describe some of these risks in the section entitled “Risk Factors,” which begins on page N-5 of this prospectus supplement and page     of the accompanying prospectus. Shares of closed-end investment companies frequently trade at a discount to their net asset value and this may increase the risk of loss of purchasers of our Notes. You should carefully consider these risks together with all of the other information contained in this prospectus supplement and the accompanying prospectus before making a decision to purchase our Notes.

The Notes do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

	Per Note	Total
Public offering price	$	$

Sales load	$	$

Proceeds to us (before expenses) (1)	$	$

(1)	Does not include offering expenses payable to us estimated to be $ .

The Notes will be ready for delivery on or about             , 201    .

            , 201

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained in this prospectus supplement or the accompanying prospectus as if we had authorized it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and any accompanying prospectus is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

Prospectus

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus supplement or the accompanying prospectus, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) the recurrence of adverse events in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker or Robert L. Marcotte; (4) changes in our investment objectives and strategy; (5) availability, terms (including the possibility of interest rate volatility) and deployment of capital; (6) changes in our industry, interest rates, exchange rates or the general economy; (7) the degree and nature of our competition; (8) our ability to maintain our qualification as a RIC and as a Business Development Company; and (9) those factors described in the “Risk Factors” sections of this prospectus supplement and the accompanying prospectus. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus supplement. The forward-looking statements contained in this prospectus supplement, or the accompanying prospectus, are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

TERMS OF THE NOTES

Principal Amount	The principal amount of the Notes is $ in the aggregate.

Maturity	The principal amount of the Notes will become due and payable on , .

Interest Rate	The interest rate will be %.

Frequency of payment	Interest will be paid commencing .

Prepayment Protections	[To be provided.]

Conversion	[To be provided.]

[Stock Exchange Listing]	[To be provided.]

Rating	It is a condition of issuance that the notes be rated [ ] by [ ].

Covenants	[To be provided.]

Events of Default	[To be provided.]

Clearance and Settlement Procedures	[To be provided.]

Denominations	[To be provided.]

Ranking	[The Notes may rank senior to future debt securities if such debt issuance is expressly subordinate to the Notes. The Notes may rank senior to current indebtedness if the Notes are secured. The Company will provide any required disclosure should the Notes rank senior to current or future obligations, and any such ranking will be in accordance with the applicable provisions of the 1940 Act. Additional details to be provided regarding any such ranking.]

Trustee	[To be provided.]

Redemption	[To be provided.]

RISK FACTORS

[To be provided.]

USE OF PROCEEDS

[To be provided.]

CAPITALIZATION

[To be provided.]

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

[To be provided.]

TAXATION

[To be provided.]

UNDERWRITING

[To be provided.]

LEGAL MATTERS

The legality of securities offered hereby will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. [Certain legal matters will be passed upon for the underwriters by             .]

Gladstone Capital Corporation

        %             Senior Notes due                     ,

PROSPECTUS SUPPLEMENT

            , 201

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 497

Registration Statement No.

PROSPECTUS SUPPLEMENT

(To Prospectus dated                     , 201    )

            Warrants for Common Stock

We are offering for sale             warrants to purchase             shares of common stock of the Company, which we refer to as Common Warrants, at an exercise price equal to $            per whole share. No fractional Common Warrants will be issued. Our common stock is traded on The NASDAQ Global Select Market under the symbol “GLAD.” The last reported sale price for our common stock on             ,             was $            per share. The net asset value per share of our common stock at the close of business on             , 201     was $            per share.

Currently, no public market exists for the Common Warrants offered by this prospectus supplement. It is anticipated that the Common Warrants will be quoted on             promptly after the date of this prospectus supplement.

	Per Warrant	Total (1)
Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ .

The Underwriters are expected to deliver the Common Warrants in book-entry form through the Depositary Trust Company on or about              ,             .

You should read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our Common Warrants and you should retain them for future reference. Additional information about us, including our annual, quarterly and current reports, has been filed with the Securities and Exchange Commission. This information is available free of charge on our corporate website at http://www.gladstonecapital.com.

An investment in our Common Warrants involves certain risks, including, among other things, risks relating to investments in securities of small, private and developing businesses. We describe some of these risks in the section entitled “Risk Factors,” which begins on page W-6 of this prospectus supplement and page      of the accompanying prospectus. Shares of closed-end investment companies frequently trade at a discount to their net asset value and this may increase the risk of loss of purchasers of our Common Warrants. You should carefully consider these risks together with all of the other information contained in this prospectus supplement and the accompanying prospectus before making a decision to purchase our Common Warrants.

The Common Warrants being offered have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

                    , 201

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained in this prospectus supplement or the accompanying prospectus as if we had authorized it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and any accompanying prospectus is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

Prospectus

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus supplement or the accompanying prospectus, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) the recurrence of adverse events in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker or Robert L. Marcotte; (4) changes in our investment objectives and strategy; (5) availability, terms (including the possibility of interest rate volatility) and deployment of capital; (6) changes in our industry, interest rates, exchange rates or the general economy; (7) the degree and nature of our competition; (8) our ability to maintain our qualification as a RIC and as a Business Development Company; and (9) those factors described in the “Risk Factors” sections of this prospectus supplement and the accompanying prospectus. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus supplement. The forward-looking statements contained in this prospectus supplement, or the accompanying prospectus, are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

TERMS OF THE WARRANTS

Exercise Price	Each Common Warrant will be exercisable at an exercise price of $ per whole share of common stock of the Company.

Exercise Period	The Common Warrants will be exercisable until the date that is years from the original date of issuance, or the Exercise Period. The rights represented by the Common Warrants may be exercised in whole or in part at any time during the Exercise Period.

[Stock Exchange Listing]	[To be provided.]

[Non-Call Period	The Common Warrants may not be called for redemption at the option of the Company prior to .]

No Stockholder Rights	The Common Warrants do not entitle the holder to any voting rights or other rights as a stockholder of the Company.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or “Gladstone Capital,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Gladstone Capital. The following percentages were calculated based on actual expenses incurred in the year ended                     ,             and average net assets for the quarter ended                     ,             .

Stockholder Transaction Expenses:
Sales load (as a percentage of offering price)	[	] %
Offering expenses (as a percentage of offering price)	[	] %

Dividend reinvestment plan expenses(1)	[	] %
Total stockholder transaction expenses	[	] %
Annual expenses (as a percentage of net assets attributable to common stock):	[	] %
Management fees(2)	[	] %
Loan servicing fees(2)
Incentive fees payable under investment advisory and management agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income)(3)	[	] %
Interest payments on borrowed funds(4)	[	] %
Other expenses(5)	[	] %
Total annual expenses (2)(5)	[	] %

(1)	The expenses of the reinvestment plan are included in stock record expenses, a component of “Other expenses.” We do not have a cash purchase plan. The participants in the dividend reinvestment plan will bear a pro rata share of brokerage commissions incurred with respect to open market purchases, if any. See “Dividend Reinvestment Plan” in the accompanying prospectus for information on the dividend reinvestment plan.
(2)	Our annual base management fee is 2.0% (0.5% quarterly) of our average gross assets, which are defined as total assets of Gladstone Capital, including investments made with proceeds of borrowings, less any uninvested cash or cash equivalents resulting from borrowings. In accordance with the requirements of the SEC, the table above shows Gladstone Capital’s management fee as a percentage of average net assets attributable to common shareholders. For purposes of the table, the management fee has been converted to [ ]% of the average net assets as of by dividing the total dollar amount of the management fee by Gladstone Capital’s average net assets. Under the advisory agreement, the Adviser has provided and continues to provide managerial assistance to our portfolio companies. It may also provide services other than managerial assistance to our portfolio companies and receive fees therefor. Such services may include, but are not limited to: (i) assistance obtaining, sourcing or structuring credit facilities, long term loans or additional equity from unaffiliated third parties; (ii) negotiating important contractual financial relationships; (iii) consulting services regarding restructuring of the portfolio company and financial modeling as it relates to raising additional debt and equity capital from unaffiliated third parties; and (iv) primary role in interviewing, vetting and negotiating employment contracts with candidates in connection with adding and retaining key portfolio company management team members. At the end of each quarter, 100.0% of these fees are credited against the base management fee that we would otherwise be required to pay to the Adviser. For the quarter ended , $ million, or % of total net annual expenses, of these fees were credited against the base management fee. In addition, the Adviser services, administers and collects on the loans held by Business Loan, in return for which the Adviser receives a 2.0% annual loan servicing fee payable monthly by Business Loan based on the monthly aggregate balance of loans held by Business Loan in accordance with the Credit Facility. The entire loan servicing fee paid to the Adviser by Business Loan is credited against the base management fee otherwise payable to the Adviser. For the three months ended , the Adivser voluntarily agreed to waive the annual base management fee of 2.0% to % for those senior syndicated loan participations to the extent that proceeds resulting from borrowings were used to purchase such senior syndicated loan participations. For the three months ended , $ million, or % of total net annual expenses, of these fees were credited against the base management fee. After all credits described above that are applied against the base management fee, the total annual expenses after fee waivers would be % for the quarter ended . See “Management—Certain Transactions—Investment Advisory and Management Agreement” and footnote 3 below.
(3)	The incentive fee consists of two parts: an income-based fee and a capital gains-based fee. The income-based fee is payable quarterly in arrears, and equals 20% of the excess, if any, of our pre-incentive fee net investment income that exceeds a 1.75% quarterly ([ ]% annualized) hurdle rate of our net assets, subject to a “catch-up” provision measured as of the end of each calendar quarter. The “catch-up” provision requires us to pay 100% of our pre-incentive fee net investment income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 125% of the quarterly hurdle rate (or 2.1875%) in any calendar quarter (8.75% annualized). The catch-up provision is meant to provide the Adviser with 20% of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized). The income-based incentive fee is computed and paid on income that may include interest that is accrued but not yet received in cash. Our pre-incentive fee net investment income used to calculate this part of the income-based incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee (see footnote 2 above). The capital gains-based incentive fee equals 20% of our net realized capital gains since our inception, if any, computed net of all realized capital losses and unrealized capital depreciation since our inception, less any prior payments, and is payable at the end of each fiscal year.

Examples of how the incentive fee would be calculated are as follows:

• Assuming pre-incentive fee net investment income of 0.55%, there would be no income-based incentive fee because such income would not exceed the hurdle rate of 1.75%.

• Assuming pre-incentive fee net investment income of 2.00%, the income-based incentive fee would be as follows:

= 100% × (2.00% — 1.75%)

= 0.25%

• Assuming pre-incentive fee net investment income of 2.30%, the income-based incentive fee would be as follows:

= (100% × (“catch-up”: 2.1875% — 1.75%)) + (20%× (2.30% — 2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46%

• Assuming net realized capital gains of 6% and realized capital losses and unrealized capital depreciation of 1%, the capital gains-based incentive fee would be as follows:

= 20% × (6% — 1%)

= 20% × 5%

= 1%

For a more detailed discussion of the calculation of the two-part incentive fee, see “Management — Certain Transactions — Investment Advisory and Management Agreement” in the accompanying prospectus.

(4)	Includes deferred financing costs. We entered into a revolving credit facility, effective , , under which our borrowing capacity is $[ ] million. We have drawn down on this credit facility and we expect to borrow additional funds in the future up to an amount so that our asset coverage, as defined in the 1940 Act, is at least 200% after each issuance of our senior securities. Assuming that we borrowed $[ ] million at an interest rate of [ ]% plus an additional fee related to borrowings of [ ]%, for an aggregate rate of [ ]%, interest payments and amortization of deferred financing costs on borrowed funds would have been [ ]% of our average net assets for the quarter ended , .
(5)	Includes our overhead expenses, including payments under the administration agreement based on our projected allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement. See “Management — Certain Transactions — Administration Agreement” in the accompanying prospectus.

Example

The following examples demonstrate the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above. The examples below and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, incentive fees, if any, and other expenses) may be greater or less than those shown.

	1 Year			3 Years			5 Years			10 Years
You would pay the following expenses on a $1,000 investment:
assuming a 5% annual return consisting entirely of ordinary income(1)(2)	$	[	]	$	[	]	$	[	]	$	[	]
assuming a 5% annual return consisting entirely of capital gains(2)(3)	$	[	]	$	[	]	$	[	]	$	[	]

(1)	While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. For purposes of this example, we have assumed that the entire amount of such 5% annual return would constitute ordinary income as we have not historically realized positive capital gains (computed net of all realized capital losses) on our investments. Because the assumed 5% annual return is significantly below the hurdle rate of 7% (annualized) that we must achieve under the investment advisory and management agreement to trigger the payment of an income-based incentive fee, we have assumed, for purposes of the this example, that no income-based incentive fee would be payable if we realized a 5% annual return on our investments.

(2)	While the example assumes reinvestment of all dividends and distributions at NAV, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” in the accompanying prospectus for additional information regarding our dividend reinvestment plan.
(3)	While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. For purposes of this example, we have assumed that the entire amount of such 5% annual return would constitute capital gains.

RISK FACTORS

[To be provided.]

USE OF PROCEEDS

We intend to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. Indebtedness under our credit line facility currently accrues interest at the rate of approximately [ ]% and matures on         ,        . We anticipate that substantially all of the net proceeds of this offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes.

CAPITALIZATION

[To be provided.]

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

We currently intend to distribute in the form of cash dividends, a minimum of 90% of our ordinary income and short-term capital gains, if any, on a quarterly basis to our stockholders in the form of monthly dividends. We intend to retain long-term capital gains and treat them as deemed distributions for tax purposes. We report the estimated tax characteristics of each distribution when declared while the actual tax characteristics of distributions are reported annually to each stockholder on Form 1099 — DIV. There is no assurance that we will achieve investment results or maintain a tax status that will permit any specified level of cash distributions or year-to-year increases in cash distributions. At the option of a holder of record of common stock, all cash distributions can be reinvested automatically under our dividend reinvestment plan in additional whole and fractional shares. A stockholder whose shares are held in the name of a broker or other nominee should contact the broker or nominee regarding participation in our dividend reinvestment plan on the stockholder’s behalf. See “Risk Factors — Risks Related to Our Regulation and Structure — We will be subject to corporate-level tax if we are unable to satisfy Code requirements for RIC qualification;” “Dividend Reinvestment Plan;” and “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “GLAD.” Our common stock has historically traded at prices both above and below its net asset value. There can be no assurance, however, that any premium to net asset value will be attained or maintained. As of         ,          , we had [ ] stockholders of record.

DESCRIPTION OF THE WARRANTS

[To be provided.]

TAXATION

[To be provided.]

UNDERWRITING

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Venable LLP, Baltimore, Maryland, will pass upon the legality of certain of the securities offered by us and certain other matters of Maryland law. [Certain legal matters will be passed upon for the underwriters by .]

Gladstone Capital Corporation

Warrants for Common Stock

PROSPECTUS SUPPLEMENT

            , 201

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 497

Registration Statement No.

PROSPECTUS SUPPLEMENT

(To Prospectus dated             , 201            )

            Warrants for Series [        ] Preferred Stock

We are offering for sale              warrants to purchase                  shares of Series [            ] Preferred Stock of the Company, which we refer to as Preferred Warrants, at an exercise price equal to $             per whole share. No fractional Preferred Warrants will be issued. Our common stock is traded on The NASDAQ Global Select Market under the symbol “GLAD.” The last reported sale price for our common stock on             ,                  was $                 per share. The net asset value per share of our common stock at the close of business on             , 201             was $             per share. Our preferred stock is traded on [            ] under the symbol [            ]. The last reported sale of our preferred stock on             , 201             was $             per share.

Currently, no public market exists for the Preferred Warrants offered by this prospectus supplement. It is anticipated that the Preferred Warrants will be quoted on                  promptly after the date of this prospectus supplement.

	Per Warrant	Total (1)
Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ .

The Underwriters are expected to deliver the Preferred Warrants in book-entry form through the Depositary Trust Company on or about              ,                  .

You should read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our Preferred Warrants and you should retain them for future reference. Additional information about us, including our annual, quarterly and current reports, has been filed with the Securities and Exchange Commission. This information is available free of charge on our corporate website at http://www.gladstonecapital.com.

An investment in our Preferred Warrants involves certain risks, including, among other things, risks relating to investments in securities of small, private and developing businesses. We describe some of these risks in the section entitled “Risk Factors,” which begins on page WP-4 of this prospectus supplement and page      of the accompanying prospectus. Shares of closed-end investment companies frequently trade at a discount to their net asset value and this may increase the risk of loss of purchasers of our Preferred Warrants. You should carefully consider these risks together with all of the other information contained in this prospectus supplement and the accompanying prospectus before making a decision to purchase our Preferred Warrants.

The Preferred Warrants being offered have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained in this prospectus supplement or the accompanying prospectus as if we had authorized it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and any accompanying prospectus is accurate as of the dates on their respective covers only. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

Prospectus

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus supplement or the accompanying prospectus, other than historical facts, may constitute “forward-looking statements.” These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential,” “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: (1) the recurrence of adverse events in the economy and the capital markets; (2) risks associated with negotiation and consummation of pending and future transactions; (3) the loss of one or more of our executive officers, in particular David Gladstone, Terry Lee Brubaker or Robert L. Marcotte; (4) changes in our investment objectives and strategy; (5) availability, terms (including the possibility of interest rate volatility) and deployment of capital; (6) changes in our industry, interest rates, exchange rates or the general economy; (7) the degree and nature of our competition; (8) our ability to maintain our qualification as a RIC and as a Business Development Company; and (9) those factors described in the “Risk Factors” sections of this prospectus supplement and the accompanying prospectus. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus supplement. The forward-looking statements contained in this prospectus supplement, or the accompanying prospectus, are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

TERMS OF THE WARRANTS

Exercise Price	Each Preferred Warrant will be exercisable at an exercise price of $ per whole share of Series [ ] Preferred Stock of the Company.

Exercise Period	The Preferred Warrants will be exercisable until the date that is years from the original date of issuance, or the Exercise Period. The rights represented by the warrant may be exercised in whole or in part at any time during the Exercise Period.

[Stock Exchange Listing]	[To be provided.]

[Non-Call Period	The Preferred Warrants may not be called for redemption at the option of the Company prior to .]

No Stockholder Rights	The Preferred Warrants do not entitle the holder to any voting rights or other rights as a stockholder of the Company.

TERMS OF THE SERIES [ ] PREFERRED STOCK

Dividend Rate	The dividend rate will be %.

Dividend Payment Rate	[Dividends will be paid when, as and if declared on , , and , commencing .] The payment date for the initial dividend period will be .]

Regular Dividend Period	Regular dividend periods will be days.

Liquidation Preference	$ per share

Non-Call Period	The shares may not be called for redemption at the option of the Company prior to .

Stock Exchange Listing

RISK FACTORS

[To be provided.]

USE OF PROCEEDS

We intend to use the net proceeds from this offering first to pay down existing short-term debt, then to make investments in small and mid-sized businesses in accordance with our investment objectives, with any remaining proceeds to be used for other general corporate purposes. Indebtedness under our credit line facility currently accrues interest at the rate of approximately [ ]% and matures on                  ,            . We anticipate that substantially all of the net proceeds of this offering will be utilized in the manner described above within three months of the completion of the offering. Pending such utilization, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, and other high-quality debt investments that mature in one year or less from the date of investment, consistent with the requirements for continued qualification as a RIC for federal income tax purposes.

CAPITALIZATION

[To be provided.]

DESCRIPTION OF THE WARRANTS

[To be provided.]

TAXATION

[To be provided.]

UNDERWRITING

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Venable LLP, Baltimore, Maryland, will pass upon the legality of certain of the securities offered by us and certain other matters of Maryland law. [Certain legal matters will be passed upon for the underwriters by .]

Gladstone Capital Corporation

                Warrants for Series [ ] Preferred Stock

PROSPECTUS SUPPLEMENT

, 201

Part C — OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

The following financial statements and schedule of Gladstone Capital Corporation (the “Company” or the “Registrant”) are included in the Registration Statement in “Part A: Information Required in a Prospectus:”

GLADSTONE CAPITAL CORPORATION

2. Exhibits

Exhibit Number	Description

2.a.1	Articles of Amendment and Restatement to the Articles of Incorporation, incorporated by reference to Exhibit 99.a.2 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.

2.a.2	Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Shares, including Appendix A thereto relating to the Term Preferred Shares, 7.125% Series 2016, incorporated by reference to Exhibit 2.a.2 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-162592), filed October 31, 2011.

2.a.3	Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Shares, 6.75% Series 2021, including Appendix A thereto, incorporated by reference to Exhibit 3.3 to the Registration Statement on Form 8-A (File No. 001-35332), filed May 15, 2014.

2.a.4	Certificate of Correction to Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Shares, 6.75% Series 2021, incorporated by reference to Exhibit 3.4 to the Quarterly Report on Form 10-Q (File No. 814-000000), filed July 30, 2014.

2.b.1	By-laws, incorporated by reference to Exhibit 99.b to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.

2.b.2	Amendment to By-laws, incorporated by reference to Exhibit 3.3 to the Quarterly Report on Form 10-Q (File No. 814-00237), filed February 17, 2004.

2.b.3	Second Amendment to By-laws, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 814-00237), filed July 10, 2007.

2.b.4	Third Amendment to By-laws, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 814-00237), filed June 10, 2011.

2.c	Not applicable.

2.d.1	Form of Certificate for Common Stock, incorporated by reference to Exhibit 99.d.2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-63700), filed August 23, 2001.

2.d.2	Form of Senior Indenture incorporated by reference to Exhibit 2.d.3 to the Registration Statement on Form N-2 (File No. 333-162592), filed October 20, 2009.

2.d.3	Form of Subordinated Indenture incorporated by reference to Exhibit 2.d.4 to the Registration Statement on Form N-2 (File No. 333-162592), filed October 20, 2009.

2.d.4	Form of Certificate for 6.75% Series 2021 Term Preferred Stock, incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 8-A (File No. 001-35332), filed May 15, 2014.

2.d.5*	Form of Common Stock Subscription Form and Subscription Certificate.

2.d.6*	Form of Preferred Stock Subscription Form and Subscription Certificate.

2.d.7*	Form of Common Stock Warrant Agreement and Warrant Certificate.

2.d.8*	Form of Preferred Stock Warrant Agreement and Warrant Certificate.

2.f	Not applicable.

2.g	Amended and Restated Investment Advisory and Management Agreement between the Registrant and Gladstone Management Corporation, dated as of October 1, 2006 incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 814-00237), filed on October 5, 2006.

2.h***	Underwriting Agreement.

2.i	Not applicable.

2.j.1	Custody Agreement between the Registrant and The Bank of New York, dated as of May 5, 2006, incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 814-00237), filed August 1, 2006.

2.j.2	Custodial Agreement, incorporated by reference to Exhibit 2.j.2 to Post-Effective Amendment No. 1 to Form N-2 (File No. 333-185191), filed December 23, 2013.

2.j.3	Amendment No. 1 to Custodial Agreement, incorporated by reference to Exhibit 2.j.3 to Post-Effective Amendment No. 1 to Form N-2 (File No. 333-185191), filed December 23, 2013.

2.j.4	Amendment No. 2 to Custodial Agreement, incorporated by reference to Exhibit 2.j.4 to Post-Effective Amendment No. 1 to Form N-2 (File No. 333-185191), filed December 23, 2013.

2.k.1	Stock Transfer Agency Agreement between the Registrant and The Bank of New York, incorporated by reference to Exhibit 99.k.1 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.

2.k.2	Administration Agreement between the Registrant and Gladstone Administration, LLC, dated as of October 1, 2006, incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K (File No. 814-00237), filed on October 5, 2006.

2.k.3	Fourth Amended and Restated Credit Agreement dated as of March 15, 2010, by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Lenders and Managing Agents named therein, and Key Equipment Finance Inc., as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00237), filed March 16, 2010.

2.k.4	Amendment No. 1 to Fourth Amended and Restated Credit Agreement dated as of November 22, 2010, by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Lenders and Managing Agents named therein, and Key Equipment Finance Inc., as Administrative Agent, incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K (File No. 814-00237), filed November 22, 2010.

2.k.5	Amendment No. 2 to Fourth Amended and Restated Credit Agreement, dated as of May 10, 2011 by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Lenders and Managing Agents named therein, and Key Equipment Finance Inc., as Administrative Agent, incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K (File No. 814-00237), filed November 20, 2013.

2.k.6	Consent and Acknowledgement to Increase No. 1 under Fourth Amended and Restated Credit Agreement, dated as of August 9, 2011 by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Lenders and Managing Agents named therein, and Key Equipment Finance Inc., as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00237), filed August 10, 2011.

2.k.7	Amendment No. 3 to Fourth Amended and Restated Credit Agreement, dated as of January 19, 2012 by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Lenders and Managing Agents named therein, and Key Equipment Finance Inc., as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00237), filed January 24, 2012.

2.k.8	Amendment No. 4 to Fourth Amended and Restated Credit Agreement, dated as of January, 29, 2013, by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Lenders and Managing Agents named therein, and Key Equipment Finance Inc., as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 814-00237), filed January, 29, 2013.

2.k.9	Amendment No. 5 to Fourth Amended and Restated Credit Agreement, dated as of February 21, 2013, by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Lenders and Managing Agents named therein, and Key Equipment Finance Inc., as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 814-00237), filed April 30, 2013.

2.k.10	Amendment No. 6 to Fourth Amended and Restated Credit Agreement, dated as of April 26, 2013, by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Lenders and Managing Agents named therein, and Key Equipment Finance Inc., as Administrative Agent, incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 814-00237), filed April 30, 2013.

2.k.13	Amendment No. 7 to Fourth Amended and Restated Credit Agreement, dated as of September 12, 2013, by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Lenders and Managing Agents named therein, and Key Equipment Finance Inc., as Administrative Agent, incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K (File No. 814-00237), filed November 20, 2013.

2.l.1*	Opinion of Counsel (Bass, Berry & Sims PLC)

2.l.2*	Opinion of Counsel (Venable LLP)

2.m	Not applicable.

2.n.1**	Consent of PricewaterhouseCoopers LLP

2.n.2	Consent of Counsel (Bass, Berry & Sims PLC) (included in Exhibit 2.l.1).

2.n.3	Consent of Counsel (Venable LLP) (included in Exhibit 2.l.2).

2.n.4*	Report of Independent Registered Public Accounting Firm on Financial Statement Schedule.

2.n.5*	Consent of Crowe Harwath LLP

2.n.6*	Consent of SS&G, Inc.

2.n.7**	Consent of RubinBrown LLP

2.o	Not applicable.

2.p	Subscription Agreement dated May 30, 2001, incorporated by reference to incorporated by reference to Exhibit p to the Registration Statement on Form N-2 (File No. 333-63700), filed June 22, 2001.

2.q	Not applicable.

2.r	Code of Ethics and Business Conduct, updated January 28, 2013, incorporated by reference to Exhibit 14 to the Annual Report on Form 10-K (File No. 814-00237), filed November 20, 2013.

2.s.1	Power of Attorney (collectively included on the signature page hereto and on the signature page to the Registration Statement, filed November 29, 2012).

2.s.2	Statement of Eligibility of trustee on Form T-1 (to be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939).

2.s.3*	Statements Re: Computation of Ratios.

2.s.4*	Financial Statements of Defiance Integrated Technologies, Inc. as of and for the years ended December 31, 2013 and 2012 (audited).

2.s.5*	Financial Statements of Defiance Integrated Technologies, Inc. as of and for the years ended December 31, 2012 and 2011 (audited).

2.s.6*	Financial Statements of Midwest Metal Distribution, Inc. and Subsidiaries as of and for the years ended December 31, 2013 and 2012 (audited).

2.s.7*	Financial Statements of Midwest Metal Distribution, Inc. and Subsidiaries as of and for the years ended December 31, 2012 and 2011 (unaudited).

2.s.8*	Financial Statements of Sunshine Media Group, Inc. as of and for the years ended December 31, 2013 and 2012 (unaudited).

2.s.9**	Financial Statements of RBC Acquisition Corp. and Subsidiary as of and for the year ended September 30, 2014 (audited).

2.s.10**	Financial Statements of RBC Acquisition Corp. and Subsidiary as of and for the years ended September 30, 2013 and 2012 (unaudited).

*	Previously filed.
**	Filed herewith.
***	To be filed by post-effective amendment.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page [    ] of the prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27. Other Expenses of Issuance and Distribution

Commission registration fee	$40,900
FINRA fee	30,500
Accounting fees and expenses	75,000	*
Printing and engraving	100,000	*
Legal fees and expenses	250,000	*
Miscellaneous fees and expenses	15,000	*

Total	$511,400	*

*	These amounts are estimates.

All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons Controlled by or Under Common Control

The following list sets forth each of the companies considered to be “controlled” by the Registrant as defined by the Investment Company Act of 1940, as of September 30, 2014:

•	Gladstone Capital Advisers, Inc., a Delaware corporation, controlled by the Registrant, through 100% of the voting securities. (1)

•	Gladstone Business Loan, LLC, a Delaware limited liability company, controlled by the Registrant, through 100% of the voting securities. (1)

•	Gladstone Financial Corporation, a Delaware corporation, controlled by the Registrant, through 100% of the voting securities. (1)

•	Defiance Integrated Technologies, Inc., a Delaware corporation controlled by the Registrant through 64% of the voting securities.(2)

¡	1090 Perry Acquisition Corp., a Delaware corporation, controlled by Defiance Integrated Technologies, Inc., through 100% of the voting securities.

¡	JBM Tool & Die, Inc., a Delaware corporation, controlled by Defiance Integrated Technologies, Inc., through 100% of the voting securities.

¡	Pro Shear Corporation, a Delaware corporation, controlled by Defiance Integrated Technologies, Inc., through 100% of the voting securities.

•	Georgia Film Holdings, LLC, a Delaware limited liability company, controlled by the Registrant, through 100% of the voting securities.

¡	Viapack Holdings, LLC, a Delaware limited liability company, controlled by Georgia Film Holdings, LLC, through 100% of the voting securities.

•	Viapack, Inc., a Delaware corporation, controlled by Viapack Holdings, LLC, through 100% of the voting securities.

•	GLAD AGT Holding Corp., a Delaware corporation, controlled by the Registrant through 100% of the voting securities.

•	GLAD FedCap Holding Corp., a Delaware corporation, controlled by the Registrant through 100% of the voting securities.

•	GLAD Funko Investments Inc., a Delaware corporation, controlled by the Registrant through 100% voting securities.

•	GLAD Pop Holding Corp., a Delaware corporation, controlled by the Registrant through 100% voting securities.

•	Gladstone Metal, LLC, a Delaware limited liability company, controlled by the Registrant through 100% of the voting securities.

¡	Midwest Metal Distribution, Inc., a Delaware corporation, controlled by Gladstone Metal, LLC through 59% of the voting securities.(2)

•	GLNC Holdings Corp., a Delaware corporation, controlled by the Registrant through 100% of the voting securities.

•	Kansas Cable Holdings, Inc., a Delaware corporation, controlled by the Registrant through 100% of the voting securities.

•	Lindmark Holdings Corp., a Delaware corporation, controlled by the Registrant through 100% of the voting securities.

¡	Lindmark Acquisition, LLC a Delaware limited liability company, controlled by Lindmark Holdings Corp., through 100% of the voting securities.

•	Publication Holdings, Inc., a Delaware corporation, controlled by the Registrant through 100% of the voting securities.

¡	Sunshine Media Group, Inc., a Delaware corporation, controller by Publication Holdings, Inc. through 100% of the voting securities.(2)

¡	Georgia Film Holdings, LLC, a Delaware limited liability company controlled by Publication Holdings, Inc. through 100% of the voting securities.

(1) Subsidiary is included in the Registrant’s consolidated financial statements.

(2) The Registrant filed separate audited or unaudited financial statements for these entities for the applicable periods as exhibits to its Annual Report on Form 10-K for the fiscal year ended September 30, 2014, filed on November 12, 2014.

We may also be deemed to be under “common control” with the following entities: Gladstone Commercial Corporation; Gladstone Land Corporation; and Gladstone Investment Corporation by virtue of the fact that they are advised by the Adviser, Gladstone Management Corporation, as well as Gladstone Lending Corporation and Gladstone Participation Fund, LLC because 100% of the voting securities of each are owned by Gladstone Management Corporation.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of each class of our securities at November 20, 2014. This number does not include stockholders for whom shares are held in “street name.”

Title of Class	Number of Record Holders
Common Stock, par value $0.001 per share	41
6.75% Series 2021 Term Preferred Stock	1

Item 30. Indemnification

Indemnification and Limitation of Liability of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The Maryland General Corporation Law requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or on our behalf in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•

a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our bylaws permit us to advance expenses so long as, in addition to the requirements above, we obtain security for the advance from the director or officer, we obtain insurance against losses arising by reason of lawful advances or we determine that there is reason to believe that the director or officer will be found entitled to indemnification.

Subject to the Investment Company Act of 1940, as amended (the “1940 Act”), or any valid rule, regulation or order of the Securities and Exchange Commission (“SEC”) thereunder, our charter obligates us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any director or officer, whether serving our company or at our request any other entity. Our charter also permits us to indemnify and advance expenses to any employee or agent of our company to the extent authorized by our board of directors or the bylaws and permitted by law.

Our bylaws obligate us, to the maximum extent required by Maryland law or the charter, to indemnify any person who was or is a party or is threatened to be made a party to any threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, manager, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Our bylaws also obligate us, to the maximum extent permitted by Maryland law, to indemnify the foregoing persons if our board of directors determines that such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of our company, and, in the case of any criminal action or proceeding, that such person had no reasonable cause to believe that such person’s conduct was unlawful.

These provisions on indemnification and limitation of liability are subject to the limitations of the 1940 Act that prohibit us from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

In addition, the investment advisory and management agreement between us and our investment adviser, Gladstone Management Corporation (the “Adviser”), as well as the administration agreement between us and our administrator Gladstone Administration, LLC (the “Administrator”), each provide that, absent willful misfeasance, bad faith, or gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations, the Adviser or the Administrator, as applicable, and their respective officers, managers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs, and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the investment advisory and management agreement or otherwise as our investment adviser, or the rendering of the Administrator’s services under the administration agreement, as applicable.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC, and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Gladstone Capital Corporation, 1521 Westbranch Drive, Suite 100, McLean, VA 22102;

(2)	the Transfer Agent, Computershare Inc., 250 Royall Street, Canton, MA 02021;

(3)	the Adviser, Gladstone Management Corporation, 1521 Westbranch Drive, Suite 100, McLean, VA 22102;

(4)	the Custodian, The Bank of New York Mellon Corp., 500 Ross Street, Suite 625, Pittsburgh, PA 15262; and

(5)	the Collateral Custodian, The Bank of New York Mellon Corp., 500 Ross Street, Suite 625, Pittsburgh, PA 15262.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	We hereby undertake to suspend the offering of shares until the prospectus is amended if: (1) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement; or (2) the net asset value increases to an amount greater than our net proceeds as stated in the prospectus.

2.	We hereby undertake:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;

(f)	to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the Securities Act, in the event the shares of the Registrant are trading below its net asset value and either (i) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) the Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading;

(g)	to file a post-effective amendment to the registration statement in respect of any one or more offerings of the Registrant’s shares (including warrants and/or rights to purchase the shares) below net asset value that will result in greater than 15% dilution, in the aggregate, to existing net asset value per share;

(h)	to file a post-effective amendment to the registration statement in connection with any rights offering; and

(i)	to file a post-effective amendment to the registration statement in connection with any combined offering of securities.

3.	We hereby undertake that:

(a)	for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean and Commonwealth of Virginia, on the 29th day of January 2015.

GLADSTONE CAPITAL CORPORATION

By:	/s/ DAVID GLADSTONE
David Gladstone
Chairman of the Board and
Chief Executive Officer

KNOW ALL MEN BY THESE PRESENT, each person whose signature appears below hereby constitutes and appoints David Gladstone and Michael LiCalsi and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Registration Statement and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on January 29, 2015:

By:	/s/ DAVID GLADSTONE
David Gladstone
Chief Executive Officer and Chairman of the
Board of Directors
(principal executive officer)

By:	/s/ MELISSA MORRISON
Melissa Morrison
Chief Financial Officer
(principal financial officer)

By:	*
Terry L. Brubaker
Vice Chairman, Chief Operating Officer,
Director

By:	*
David A.R. Dullum
Executive Vice President and Director

By:	*
Anthony W. Parker
Director

By:	*
Michela A. English
Director

By:	*
Paul W. Adelgren
Director

By:	*
John H. Outland
Director

By:	*
Walter H. Wilkinson, Jr.
Director

By:	*
Caren D. Merrick
Director

*By:	/s/ David Gladstone
David Gladstone
Attorney-in-fact

Exhibits

Exhibit Number	Description

2.a.1	Articles of Amendment and Restatement to the Articles of Incorporation, incorporated by reference to Exhibit 99.a.2 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.

2.a.2	Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Shares, including Appendix A thereto relating to the Term Preferred Shares, 7.125% Series 2016, incorporated by reference to Exhibit 2.a.2 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-162592), filed October 31, 2011.

2.a.3	Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Shares, 6.75% Series 2021, including Appendix A thereto, incorporated by reference to Exhibit 3.3 to the Registration Statement on Form 8-A (File No. 001-35332), filed May 15, 2014.

2.a.4	Certificate of Correction to Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Shares, 6.75% Series 2021, incorporated by reference to Exhibit 3.4 to the Quarterly Report on Form 10-Q (File No. 814-000000), filed July 30, 2014.

2.b.1	By-laws, incorporated by reference to Exhibit 99.b to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.

2.b.2	Amendment to By-laws, incorporated by reference to Exhibit 3.3 to the Quarterly Report on Form 10-Q (File No. 814-00237), filed February 17, 2004.

2.b.3	Second Amendment to By-laws, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 814-00237), filed July 10, 2007.

2.b.4	Third Amendment to By-laws, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 814-00237), filed June 10, 2011.

2.c	Not applicable.

2.d.1	Form of Certificate for Common Stock, incorporated by reference to Exhibit 99.d.2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-63700), filed August 23, 2001.

2.d.2	Form of Senior Indenture incorporated by reference to Exhibit 2.d.3 to the Registration Statement on Form N-2 (File No. 333-162592), filed October 20, 2009.

2.d.3	Form of Subordinated Indenture incorporated by reference to Exhibit 2.d.4 to the Registration Statement on Form N-2 (File No. 333-162592), filed October 20, 2009.

2.d.4	Form of Certificate for 6.75% Series 2021 Term Preferred Stock, incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 8-A (File No. 001-35332), filed May 15, 2014.

2.d.5*	Form of Common Stock Subscription Form and Subscription Certificate.

2.d.6*	Form of Preferred Stock Subscription Form and Subscription Certificate.

2.d.7*	Form of Common Stock Warrant Agreement and Warrant Certificate.

2.d.8*	Form of Preferred Stock Warrant Agreement and Warrant Certificate.

2.f	Not applicable.

2.g	Amended and Restated Investment Advisory and Management Agreement between the Registrant and Gladstone Management Corporation, dated as of October 1, 2006 incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 814-00237), filed on October 5, 2006.

2.h***	Underwriting Agreement.

2.i	Not applicable.

2.j.1	Custody Agreement between the Registrant and The Bank of New York, dated as of May 5, 2006, incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 814-00237), filed August 1, 2006.

2.j.2	Custodial Agreement, incorporated by reference to Exhibit 2.j.2 to Post-Effective Amendment No. 1 to Form N-2 (File No. 333-185191), filed December 23, 2013.

2.j.3	Amendment No. 1 to Custodial Agreement, incorporated by reference to Exhibit 2.j.3 to Post-Effective Amendment No. 1 to Form N-2 (File No. 333-185191), filed December 23, 2013.

2.j.4	Amendment No. 2 to Custodial Agreement, incorporated by reference to Exhibit 2.j.4 to Post-Effective Amendment No. 1 to Form N-2 (File No. 333-185191), filed December 23, 2013.

2.k.1	Stock Transfer Agency Agreement between the Registrant and The Bank of New York, incorporated by reference to Exhibit 99.k.1 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.

2.k.2	Administration Agreement between the Registrant and Gladstone Administration, LLC, dated as of October 1, 2006, incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K (File No. 814-00237), filed on October 5, 2006.

2.k.3	Fourth Amended and Restated Credit Agreement dated as of March 15, 2010, by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Lenders and Managing Agents named therein, and Key Equipment Finance Inc., as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00237), filed March 16, 2010.

2.k.4	Amendment No. 1 to Fourth Amended and Restated Credit Agreement dated as of November 22, 2010, by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Lenders and Managing Agents named therein, and Key Equipment Finance Inc., as Administrative Agent, incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K (File No. 814-00237), filed November 22, 2010.

2.k.5	Amendment No. 2 to Fourth Amended and Restated Credit Agreement, dated as of May 10, 2011 by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Lenders and Managing Agents named therein, and Key Equipment Finance Inc., as Administrative Agent, incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K (File No. 814-00237), filed November 20, 2013.

2.k.6	Consent and Acknowledgement to Increase No. 1 under Fourth Amended and Restated Credit Agreement, dated as of August 9, 2011 by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Lenders and Managing Agents named therein, and Key Equipment Finance Inc., as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00237), filed August 10, 2011.

2.k.7	Amendment No. 3 to Fourth Amended and Restated Credit Agreement, dated as of January 19, 2012 by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Lenders and Managing Agents named therein, and Key Equipment Finance Inc., as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00237), filed January 24, 2012.

2.k.8	Amendment No. 4 to Fourth Amended and Restated Credit Agreement, dated as of January, 29, 2013, by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Lenders and Managing Agents named therein, and Key Equipment Finance Inc., as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 814-00237), filed January, 29, 2013.

2.k.9	Amendment No. 5 to Fourth Amended and Restated Credit Agreement, dated as of February 21, 2013, by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Lenders and Managing Agents named therein, and Key Equipment Finance Inc., as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 814-00237), filed April 30, 2013.

2.k.10	Amendment No. 6 to Fourth Amended and Restated Credit Agreement, dated as of April 26, 2013, by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Lenders and Managing Agents named therein, and Key Equipment Finance Inc., as Administrative Agent, incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q (File No. 814-00237), filed April 30, 2013.

2.k.13	Amendment No. 7 to Fourth Amended and Restated Credit Agreement, dated as of September 12, 2013, by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Lenders and Managing Agents named therein, and Key Equipment Finance Inc., as Administrative Agent, incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K (File No. 814-00237), filed November 20, 2013.

2.l.1*	Opinion of Counsel (Bass, Berry & Sims PLC)

2.l.2*	Opinion of Counsel (Venable LLP)

2.m	Not applicable.

2.n.1**	Consent of PricewaterhouseCoopers LLP

2.n.2	Consent of Counsel (Bass, Berry & Sims PLC) (included in Exhibit 2.l.1).

2.n.3	Consent of Counsel (Venable LLP) (included in Exhibit 2.l.2).

2.n.4*	Report of Independent Registered Public Accounting Firm on Financial Statement Schedule.

2.n.5*	Consent of Crowe Harwath LLP

2.n.6*	Consent of SS&G, Inc.

2.n.7**	Consent of RubinBrown LLP

2.o	Not applicable.

2.p	Subscription Agreement dated May 30, 2001, incorporated by reference to incorporated by reference to Exhibit p to the Registration Statement on Form N-2 (File No. 333-63700), filed June 22, 2001.

2.q	Not applicable.

2.r	Code of Ethics and Business Conduct, updated January 28, 2013, incorporated by reference to Exhibit 14 to the Annual Report on Form 10-K (File No. 814-00237), filed November 20, 2013.

2.s.1	Power of Attorney (collectively included on the signature page hereto and on the signature page to the Registration Statement, filed November 29, 2012).

2.s.2	Statement of Eligibility of trustee on Form T-1 (to be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939).

2.s.3*	Statements Re: Computation of Ratios.

2.s.4*	Financial Statements of Defiance Integrated Technologies, Inc. as of and for the years ended December 31, 2013 and 2012 (audited).

2.s.5*	Financial Statements of Defiance Integrated Technologies, Inc. as of and for the years ended December 31, 2012 and 2011 (audited).

2.s.6*	Financial Statements of Midwest Metal Distribution, Inc. and Subsidiaries as of and for the years ended December 31, 2013 and 2012 (audited).

2.s.7*	Financial Statements of Midwest Metal Distribution, Inc. and Subsidiaries as of and for the years ended December 31, 2012 and 2011 (unaudited).

2.s.8*	Financial Statements of Sunshine Media Group, Inc. as of and for the years ended December 31, 2013 and 2012 (unaudited).

2.s.9**	Financial Statements of RBC Acquisition Corp. and Subsidiary as of and for the year ended September 30, 2014 (audited).

2.s.10**	Financial Statements of RBC Acquisition Corp. and Subsidiary as of and for the years ended September 30, 2013 and 2012 (unaudited).

*	Previously filed.
**	Filed herewith.
***	To be filed by post-effective amendment.